    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 21, 1997


                                                      REGISTRATION NO. 333-32191
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------

                         POST-EFFECTIVE AMENDMENT NO. 1

                                       TO
                                    FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                             NATIONAL-OILWELL, INC.
             (Exact name of Registrant as specified in its charter)

           DELAWARE                          5084                         76-0475815
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer Incorporation
         organization)            Classification Code Number)      or Identification Number)

             5555 San Felipe, Houston, Texas 77056, (713) 960-5100
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             ---------------------

                JOEL V. STAFF                                ROBERT L. PHILLIPS
    PRESIDENT AND CHIEF EXECUTIVE OFFICER          PRESIDENT AND CHIEF EXECUTIVE OFFICER
            NATIONAL-OILWELL, INC.                       DRECO ENERGY SERVICES LTD
               5555 SAN FELIPE                               #1340 WEBER CENTRE
             HOUSTON, TEXAS 77056                         5555 CALGARY TRAIL SOUTH
                (713) 960-5100                       EDMONTON, ALBERTA, CANADA T6H 5P9
                                                               (403) 944-3900

 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                             ---------------------

                                    COPY TO:

             DAVID R. KING, ESQ.                          ROBERT F. GRAY JR., ESQ.
         MORGAN, LEWIS & BOCKIUS LLP                    FULBRIGHT & JAWORSKI L.L.P.
            2000 ONE LOGAN SQUARE                        1301 MCKINNEY, SUITE 5100
            PHILADELPHIA, PA 19103                       HOUSTON, TEXAS 77010-3095
                (215) 963-5000                                 (713) 651-5151

                             ---------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   As soon as practicable after this Registration Statement becomes effective and certain other conditions under the Combination Agreement are met or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                             ---------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

             NATIONAL-OILWELL, INC. AND DRECO ENERGY SERVICES LTD.

                  NOTICE OF SPECIAL MEETING OF STOCKHOLDERS OF
                             NATIONAL-OILWELL, INC.

                                     -AND-

          NOTICE OF SPECIAL MEETING OF SHAREHOLDERS AND OPTIONHOLDERS
                         OF DRECO ENERGY SERVICES LTD.

                         TO BE HELD SEPTEMBER 23, 1997

                                     -AND-

                               NOTICE OF PETITION

                                     -AND-

                     JOINT MANAGEMENT INFORMATION CIRCULAR
                         AND PROXY STATEMENT/PROSPECTUS
                    WITH RESPECT TO AN ARRANGEMENT INVOLVING

                             NATIONAL-OILWELL, INC.

                                     -AND-

                           DRECO ENERGY SERVICES LTD.


                                AUGUST 21, 1997

                            [NATIONAL-OILWELL LOGO]


August 21, 1997


Dear National-Oilwell, Inc. Stockholder:


     You are cordially invited to attend a special meeting of stockholders (the "National-Oilwell Meeting") of National-Oilwell, Inc. ("National-Oilwell") to be held at the ITT Sheraton Hotel, 1919 Briar Oaks, Houston, Texas at 9:00 a.m. (Houston time) on Tuesday, September 23, 1997.


     At the National-Oilwell Meeting, you will be asked to (i) approve the Combination Agreement, as amended (the "Combination Agreement"), between National-Oilwell and Dreco Energy Services Ltd. ("Dreco") and the transactions contemplated thereby (the "Combination") and (ii) to consider and vote upon a recapitalization plan (the "Recapitalization Plan") pursuant to which National-Oilwell's Amended and Restated Certificate of Incorporation will be amended and restated to increase the number of shares of authorized Common Stock from 40,000,000 to 75,000,000 and to designate a class of stock as Special Voting Stock consisting of one share. Details of the Combination and the Recapitalization Plan are contained in the Joint Management Information Circular and Proxy Statement/Prospectus (the "Joint Proxy Statement/Prospectus") being delivered with this letter.

     If the proposals contained in the Joint Proxy Statement/Prospectus are approved by National-Oilwell's stockholders, Dreco will become a subsidiary of National-Oilwell. Upon consummation of the Combination, two directors designated by Dreco will become part of an expanded nine-person National-Oilwell board of directors. National-Oilwell's board of directors has carefully considered and has unanimously approved the terms and conditions of the Combination Agreement and the Combination and recommends that the stockholders approve the Combination Agreement and the Combination and the Recapitalization Plan. In reaching this conclusion, the board considered, among other things, the opinion dated May 13, 1997 of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), an investment banking firm engaged by National-Oilwell, that, as of such date and based on and subject to the factors and assumptions set forth therein, the exchange ratio set forth in the Combination Agreement is fair, from a financial point of view, to National-Oilwell. A copy of the Merrill Lynch opinion, including the assumptions, qualifications and other matters contained therein, is included in the Joint Proxy Statement/Prospectus as Annex H thereto.

     The respective obligations of National-Oilwell and Dreco to consummate the Combination Agreement and the Combination are subject to, among other conditions, the approval of the stockholders of National-Oilwell of each of the Combination Agreement and the Combination and the Recapitalization Plan at the National-Oilwell Meeting. If either of the proposals is not approved, neither of the proposals will be implemented and the Combination will not be consummated, notwithstanding that the other proposal may have been approved by the stockholders of National-Oilwell. THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE COMBINATION AGREEMENT AND THE COMBINATION AND FOR APPROVAL AND ADOPTION OF THE RECAPITALIZATION PLAN.

     IN VIEW OF THE IMPORTANCE OF THE ACTIONS TO BE TAKEN AT THE
NATIONAL-OILWELL MEETING, YOU ARE URGED TO READ THE JOINT PROXY
STATEMENT/PROSPECTUS CAREFULLY, AND, REGARDLESS OF THE NUMBER OF SHARES YOU OWN, COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD PROMPTLY IN THE ACCOMPANYING PREPAID ENVELOPE. YOU MAY, OF COURSE, ATTEND THE NATIONAL-OILWELL MEETING AND VOTE IN PERSON, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.

Sincerely,

Joel V. Staff
Chairman of the Board, President and Chief Executive Officer

                             NATIONAL-OILWELL, INC.
                                5555 SAN FELIPE
                              HOUSTON, TEXAS 77056
                            ------------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                        TO BE HELD ON SEPTEMBER 23, 1997
                            ------------------------


     Notice is hereby given that a special meeting of stockholders (the "National-Oilwell Meeting") of National-Oilwell, Inc. ("National-Oilwell") will be held at the ITT Sheraton Hotel, 1919 Briar Oaks, Houston, Texas, at 9:00 a.m. (Houston time), on Tuesday, September 23, 1997, for the following purposes:


          1. To consider and vote upon a proposal to approve the Combination Agreement dated as of May 14, 1997, as amended (the "Combination Agreement") between National-Oilwell and Dreco Energy Services Ltd., an Alberta corporation ("Dreco"), and the transactions contemplated thereby (the "Combination"), as more fully described in the accompanying Joint Management Information Circular and Proxy Statement/Prospectus (the "Joint Proxy Statement/Prospectus");

          2. To consider and vote upon a proposal to approve and adopt a recapitalization plan (the "Recapitalization Plan") pursuant to which National-Oilwell's Amended and Restated Certificate of Incorporation will be amended and restated to increase the number of authorized shares of Common Stock from 40,000,000 to 75,000,000 and to authorize a class of Special Voting Stock consisting of one share; and

          3. To transact such other business as may properly be presented to the National-Oilwell Meeting or any adjournments thereof.

     The respective obligations of National-Oilwell and Dreco to consummate the Combination Agreement and the Combination are subject to, among other conditions, the approval of the stockholders of National-Oilwell of the Combination Agreement and the Combination and the Recapitalization Plan at the National-Oilwell Meeting. If either one of the proposals is not adopted, then neither of the proposals will be implemented and the Combination will not be consummated, notwithstanding that the other proposal may have been approved by the stockholders of National-Oilwell.

     Only stockholders of record at the close of business on August 8, 1997, will be entitled to notice of and to vote at the National-Oilwell Meeting and any adjournments thereof. A list of stockholders of National-Oilwell entitled to vote at the meeting will be available for inspection during normal business hours for the ten days prior to the National-Oilwell Meeting at the offices of National-Oilwell and at the time and place of the meeting.

     PLEASE COMPLETE, DATE, SIGN AND PROMPTLY RETURN YOUR PROXY SO THAT YOUR SHARES MAY BE VOTED IN ACCORDANCE WITH YOUR WISHES AND SO THAT THE PRESENCE OF A QUORUM MAY BE ASSURED. THE GIVING OF SUCH PROXY DOES NOT AFFECT YOUR RIGHT TO VOTE IN PERSON IN THE EVENT YOU ATTEND THE MEETING. YOU MAY REVOKE YOUR PROXY AT ANY TIME.

By Order of the Board of Directors,

Paul M. Nation
Vice President, General Counsel and Secretary

August 21, 1997

                       [DRECO ENERGY SERVICES LTD. LOGO]


August 21, 1997


Dear Dreco Energy Services Ltd. ("Dreco") Shareholder and/or Dreco Optionholder:


     We are pleased to invite you to attend an important meeting of shareholders and optionholders (the "Dreco Meeting") of Dreco to be held on Tuesday, September 23, 1997 at 9:00 a.m. (Houston time) at the ITT Sheraton Hotel, 1919 Briar Oaks, Houston, Texas. Because of the importance of the business of the Dreco Meeting, we would like as many of you as possible either to attend in person, or to be represented by sending in your proxies.


     The business of the Dreco Meeting includes consideration of and voting on a combination agreement and an arrangement which, effectively, will lead to a combination of Dreco and National-Oilwell, Inc. ("National-Oilwell").

     The details of the proposed transaction are included in the attached Joint Management Information Circular and Proxy Statement/Prospectus (the "Joint Proxy Statement/Prospectus"). Also included is the form of proxy and Letter of Transmittal to be used in connection with the exchange of shares under the arrangement. Please review the Joint Proxy Statement/Prospectus carefully as it has been prepared to help you make an informed decision.

     If the proposed transaction is completed, Dreco shareholders will exchange each of their Dreco Class "A" common shares for 1.2 Exchangeable Shares (a newly-created class of shares) of Dreco, subject to the Exchange Ratio Adjustment described in the Joint Proxy Statement/Prospectus (the "Exchange Ratio"). Each holder of an Exchangeable Share may, either immediately or in the future, elect to exchange each Exchangeable Share for one share of National-Oilwell Common Stock. Each Exchangeable Share will entitle its holder to receive dividends equivalent to any dividends paid on National-Oilwell Common Stock and will entitle the holder to vote at meetings of the stockholders of National-Oilwell. Holding Exchangeable Shares rather than National-Oilwell Common Stock may appeal to Dreco's shareholders for certain United States and Canadian tax reasons described in the Joint Proxy Statement/Prospectus.

     If the proposed transaction is completed, each Dreco option will be assumed by National-Oilwell and will be modified to become exercisable for a number of whole shares of National-Oilwell Common Stock equal to the number of Dreco Class "A" common shares subject to the Dreco option multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares, at an exercise price per share equal to the exercise price per share of such Dreco option divided by the Exchange Ratio.

     After considering many different factors (which are reviewed in detail in the Joint Proxy Statement/Prospectus) including, among other things, the oral opinion delivered on May 13, 1997 by Credit Suisse First Boston Corporation, an investment banking firm engaged by Dreco, which was subsequently confirmed in writing, that, as of such date and based upon and subject to the matters set forth therein, the Exchange Ratio was fair to the Dreco shareholders from a financial point of view, your Board of Directors has unanimously recommended that you vote in favor of the special resolution concerning the Plan of Arrangement (as defined in the Joint Proxy Statement/Prospectus) and the combination of National-Oilwell and Dreco.

     We hope that you will be able to attend the Dreco Meeting. Whether or not you are able to attend, it is still important that you be represented at the Dreco Meeting. We urge you to complete the enclosed proxy and return it, not later than the time specified in the Notice of Special Meeting, in the postage-paid envelope provided. Regardless of the number of shares or options you own, your vote is important.

Yours very truly,

Robert L. Phillips
President and Chief Executive Officer

                           DRECO ENERGY SERVICES LTD.
                               #1340 WEBER CENTRE
                            5555 CALGARY TRAIL SOUTH
                       EDMONTON, ALBERTA, CANADA T6H 5P9

                            ------------------------

          NOTICE OF SPECIAL MEETING OF SHAREHOLDERS AND OPTIONHOLDERS
                            ------------------------


     NOTICE IS HEREBY GIVEN that a special meeting (the "Dreco Meeting") of the holders (the "Shareholders") of Class "A" common shares (the "Common Shares") and holders (the "Optionholders") of options to acquire Common Shares (the "Options") of Dreco Energy Services Ltd. ("Dreco") will be held at 9:00 a.m. (Houston time) on Tuesday, September 23, 1997 at the ITT Sheraton Hotel, 1919 Briar Oaks, Houston, Texas for the following purposes:



          1. Pursuant to an order (the "Interim Order") of the Court of Queen's Bench of Alberta dated August 21, 1997, to consider and, if deemed advisable, to approve a special resolution (the "Arrangement Resolution") approving: (i) the Combination Agreement dated as of May 14, 1997, as amended (the "Combination Agreement") between National-Oilwell, Inc. and Dreco, and the transactions contemplated thereby and (ii) an arrangement (the "Arrangement") under section 186 of the Business Corporations Act (Alberta) (the "ABCA"), all as more particularly described in the accompanying Joint Management Information Circular and Proxy Statement/Prospectus (the "Joint Proxy Statement/Prospectus"); and


          2. To transact such further or other business as may properly come before the Dreco Meeting or any adjournment or postponement thereof.

     Specific details of the matters to be put before the Dreco Meeting are set out in the Joint Proxy Statement/Prospectus, which forms part of this Notice. The full text of the Arrangement Resolution is attached as Annex A to the Joint Proxy Statement/Prospectus.

     Pursuant to the Interim Order, a copy of which is attached as Annex C to the Joint Proxy Statement/Prospectus, Shareholders and Optionholders have been granted the right to dissent in respect of the Arrangement. If the Arrangement becomes effective, a dissenting Shareholder or Optionholder will be entitled to be paid the fair value of the Common Shares or Options held by such holder if the Secretary of Dreco or the Chairman of the Dreco Meeting shall have received from such dissenting holder at or before the Dreco Meeting a written objection to the Arrangement Resolution and the dissenting holder shall have otherwise complied with the provisions of section 184 of the ABCA. The dissent right is described in the accompanying Joint Proxy Statement/Prospectus, and the full text of section 184 of the ABCA is attached as Annex J to the Joint Proxy Statement/Prospectus. ONLY REGISTERED SHAREHOLDERS OR OPTIONHOLDERS MAY DISSENT. FAILURE TO STRICTLY COMPLY WITH THE REQUIREMENTS SET OUT IN SECTION 184 OF THE ABCA MAY RESULT IN THE LOSS OF ANY RIGHT OF DISSENT.

     Each Shareholder and Optionholder at the close of business on August 7, 1997 (the "Dreco Record Date") is entitled to notice of, and to attend and vote at, the Dreco Meeting and any adjournment or postponement thereof, provided that to the extent a person has transferred any Common Shares after the Dreco Record Date and the transferee of such shares establishes that such transferee owns such shares and demands not later than ten days before the Dreco Meeting to be included in the list of shareholders eligible to vote at the Dreco Meeting, such transferee will be entitled to vote such shares at the Dreco Meeting.

By Order of the Board of Directors,

Robert H. Gillard
Secretary

August 21, 1997


     SHAREHOLDERS AND OPTIONHOLDERS ARE CORDIALLY INVITED TO ATTEND THE DRECO MEETING. SHAREHOLDERS AND OPTIONHOLDERS ARE URGED TO COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY PROMPTLY IN THE ENVELOPE PROVIDED.

     Pursuant to the Interim Order, a proxy, in order to be acted upon at the Dreco Meeting (or any adjournment or postponement of the Dreco Meeting) must (i) be received by Dreco at the registered office of Dreco (as set forth in the Joint Proxy Statement/Prospectus) or by Montreal Trust Company of Canada at its principal transfer office in Calgary, at Suite 600, 530-8th Avenue S.W., Calgary, Alberta, Canada T2P 3S8 not later than 11:00 a.m. (Calgary time) on the second day preceding the Dreco Meeting (or any adjournment or postponement thereof) or (ii) be deposited with the scrutineers for the attention of the Chairman at the Dreco Meeting (or any adjournment or postponement thereof).

                             ACTION NO. 9701-12057


                    IN THE COURT OF QUEEN'S BENCH OF ALBERTA
                          JUDICIAL DISTRICT OF CALGARY

     IN THE MATTER OF SECTION 186 OF THE BUSINESS CORPORATIONS ACT, S.A. 1981,
c. B-15, AS AMENDED (THE "ABCA") AND IN THE MATTER OF A PLAN OF ARRANGEMENT AFFECTING AND INVOLVING DRECO ENERGY SERVICES LTD. AND THE HOLDERS (THE "SHAREHOLDERS") OF ITS CLASS "A" COMMON SHARES (THE "COMMON SHARES"), THE HOLDERS (THE "OPTIONHOLDERS") OF OPTIONS TO ACQUIRE THE COMMON SHARES (THE "OPTIONS") AND THE HOLDERS OF SHAREHOLDER RIGHTS.

                               NOTICE OF PETITION


     NOTICE IS HEREBY GIVEN that a petition (the "Petition") has been filed with the Court of Queen's Bench of Alberta, Judicial District of Calgary (the "Court"), by Dreco Energy Services Ltd. ("Dreco") with respect to the proposed plan of arrangement (the "Arrangement") described above, involving Dreco, its securityholders and National-Oilwell, Inc. ("National-Oilwell"), which Arrangement is described in greater detail in the Joint Management Information Circular and Proxy Statement/Prospectus of National-Oilwell and Dreco dated August 21, 1997 accompanying this Notice of Petition.



     AND NOTICE IS FURTHER GIVEN that the said Petition will be heard before the presiding Chambers Justice at the Court House, 611-4th Street S.W., Calgary, Alberta, Canada, on the day of September 23, 1997 at 1:30 p.m. (Calgary time) or as soon thereafter as counsel may be heard.


     At the hearing of the Petition, Dreco intends to seek the following:

          (i) a declaration that the terms and conditions of the Arrangement, including (A) the issuance of Dreco Exchangeable Shares in exchange for Common Shares and (B) the conversion of Dreco Options to options to acquire National-Oilwell Common Stock, are fair to the persons affected;

          (ii) an order approving the Arrangement pursuant to the provisions of
     Section 186 of the ABCA;

          (iii) a declaration that the Arrangement will, upon the filing of Articles of Arrangement under the ABCA and the issuance of the Certificate of Amendment under the ABCA, be effective under the ABCA in accordance with its terms; and

          (iv) such other further orders, declarations and directions as the Court may deem just.


     ANY SHAREHOLDER OR OPTIONHOLDER OF DRECO OR OTHER INTERESTED PARTY DESIRING TO SUPPORT OR OPPOSE THE PETITION MAY APPEAR AT THE TIME OF HEARING IN PERSON OR BY COUNSEL FOR THAT PURPOSE, PROVIDED SUCH SECURITYHOLDER OR OTHER INTERESTED PARTY FILES WITH THE COURT AND SERVES UPON DRECO, ON OR BEFORE SEPTEMBER 18, 1997, A NOTICE OF INTENTION TO APPEAR, TOGETHER WITH ANY EVIDENCE OR MATERIALS WHICH ARE TO BE PRESENTED TO THE COURT, SETTING OUT SUCH SECURITYHOLDER'S OR INTERESTED PARTY'S ADDRESS FOR SERVICE BY ORDINARY MAIL AND INDICATING WHETHER SUCH SECURITYHOLDER OR INTERESTED PARTY INTENDS TO SUPPORT OR OPPOSE THE PETITION OR MAKE SUBMISSIONS. SERVICE ON DRECO IS TO BE EFFECTED BY DELIVERY TO THE SOLICITORS FOR DRECO AT THE ADDRESS SET FORTH BELOW.


     AND NOTICE IS FURTHER GIVEN that, at the hearing and subject to the foregoing, securityholders and any other interested persons will be entitled to make representations as to, and the Court will be requested to consider, the fairness of the Arrangement. If you do not attend, either in person or by counsel, at that time, the Court may approve or refuse to approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice.

     AND NOTICE IS FURTHER GIVEN that, if issued, the order of the Court approving the Arrangement will constitute the basis for an exemption pursuant to
Section 3(a)(10) of the United States Securities Act of 1933, as amended (the "Securities Act"), from certain requirements under the Securities Act with respect to the Exchangeable Shares and options to acquire National-Oilwell Common Stock.


     AND NOTICE IS FURTHER GIVEN that the Court, by an Interim Order dated August 21, 1997, has given directions as to the calling and holding of the Special Meeting of the securityholders of Dreco for the purpose of such securityholders' voting upon the special resolution to approve the Arrangement and, in particular, has directed that such securityholders shall have the right to dissent under the provisions of Section 184 of the ABCA upon compliance with the terms of the Interim Order.


     AND NOTICE IS FURTHER GIVEN that a copy of the said Petition and other documents in the proceedings will be furnished to any securityholder of Dreco or other interested party requesting the same by the undermentioned solicitors for Dreco upon written request delivered to such solicitors as follows:

Blake, Cassels & Graydon
3500 Bankers Hall East
855 - 2nd Street S.W.
Calgary, Alberta, Canada
T2P 4J8

Attention: Patrick C. Finnerty


DATED at the City of Edmonton, in the Province of Alberta, this 21st day of August, 1997.

DRECO ENERGY SERVICES LTD.

ROBERT L. PHILLIPS
President and Chief Executive Officer

                            ------------------------

                             NATIONAL-OILWELL, INC.
                           PROXY STATEMENT/PROSPECTUS
                    UP TO 10,953,922 SHARES OF COMMON STOCK

              ===================================================

                           DRECO ENERGY SERVICES LTD.
              MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT
                            ------------------------
     This Joint Proxy Statement/Prospectus relates to the proposed combination of National-Oilwell, Inc., a Delaware corporation, and Dreco Energy Services Ltd., an Alberta corporation, pursuant to the Combination Agreement dated as of May 14, 1997, as amended, by and between National-Oilwell and Dreco. National-Oilwell Stockholders and Dreco Shareholders and Dreco Optionholders are being asked to approve the Combination Agreement and the transactions contemplated thereby and certain other matters, all as more particularly described herein. Pursuant to the Combination Agreement, Dreco will become a subsidiary of National-Oilwell, holders of Dreco Common Shares will receive 1.2 Exchangeable Shares in exchange for each of their Dreco Common Shares and Dreco Options will be converted into options to acquire shares of National-Oilwell Common Stock on a 1.2 to 1 basis. Exchangeable Shares are exchangeable into National-Oilwell Common Stock on a one-for-one basis. The 1.2 to 1 Exchange Ratio, however, may be reduced or increased based on the average closing price of a share of National-Oilwell Common Stock during the 20 consecutive trading days ending on the fifth trading day prior to the Effective Time (from time to time referred to herein as the "Pre-Closing Average Price").

     If the Pre-Closing Average Price of a share of National-Oilwell Common Stock is less than $36.00, then the Exchange Ratio will be increased to equal
1.2 multiplied by a fraction, the numerator of which is $36.00 and the denominator of which is the higher of (A) $33.00 or (B) the Pre-Closing Average Price. If the Pre-Closing Average Price of National-Oilwell Common Stock is less than $33.00, Dreco will have the right to terminate the Combination Agreement if National-Oilwell (after Dreco shall have exercised the right to request National-Oilwell to do so) elects not to adjust the Exchange Ratio based on such lesser value (See "The Transaction -- The Combination
Agreement -- Termination"). Similarly, if the Pre-Closing Average Price of National-Oilwell Common Stock is greater than $47.25, then the Exchange Ratio will be reduced to equal 1.2 multiplied by a fraction, the numerator of which is $47.25 and the denominator of which is the Pre-Closing Average Price.

     For Pre-Closing Average prices between $33.00 and $36.00 per share, the Exchange Ratio will be adjusted to provide value equivalent to $43.20 (and no less) of National-Oilwell Common Stock. If the Pre-Closing Average Price is greater than $47.25 per share, the Exchange Ratio will be adjusted to provide value equivalent to $56.70 (and no more) of National-Oilwell Common Stock. Consequently, the maximum aggregate dollar amount of National-Oilwell Common Stock that Dreco Shareholders may receive (without accounting for fractional shares or the exercise of dissent rights) is $443,554,007, while there is no minimum number of shares of National-Oilwell Common Stock that Dreco Shareholders may receive. In addition, if (i) such Pre-Closing Average Price is less than $33.00 per share, (ii) National-Oilwell elects not to adjust the Exchange Ratio after Dreco shall have exercised its right to request National-Oilwell to do so, and (iii) Dreco elects not to terminate the Combination Agreement in such circumstance, Dreco shareholders will receive National-Oilwell Common Stock with a value equivalent to less than $43.20 in accordance with the formula described above. If National-Oilwell elects to adjust the Exchange Ratio in such circumstance, the number of shares issued would increase (without any maximum limit) as the Pre-Closing Average Price decreases.

     On August 8, 1997, the closing price of National-Oilwell Common Stock was $59.4375 per share. Assuming that the Pre-Closing Average Price equals $59.4375, the Exchange Ratio would be .9539. Based thereon, each Dreco Common Share would become exchangeable for Exchangeable Shares having a value equivalent to $56.70 of National-Oilwell Common Stock (without accounting for fractional shares or the exercise of dissent rights). The actual value of the consideration to be received by, and the number of shares to be issued to, holders of Dreco Common Shares depends on the Pre-Closing Average Price and, as a result, may differ from the foregoing example. Based on $56.70 per share, the number of Exchangeable Shares to be issued would be 7,189,956 and would have an aggregate value of $443,554,007 of National-Oilwell Common Stock.

     The following chart illustrates the application of the Exchange Ratio to various Pre-Closing Average Prices of National-Oilwell Common Stock without regard to fractional shares. There can be no assurances that National-Oilwell Common Stock will trade at any of the below assumed prices. See "The Transaction -- Procedures for Exchange by Dreco Shareholders and Dreco Optionholders -- Dreco Shareholders."


------------------------------------------------------------------------------------------------------------------
     NUMBER OF       PRE-CLOSING AVERAGE                                  NUMBER OF DRECO          U.S. DOLLAR
       DRECO               PRICE OF                                         EXCHANGEABLE         EQUIVALENT VALUE
      COMMON           NATIONAL-OILWELL                                  SHARES THAT WOULD          OF A DRECO
    SHARES HELD          COMMON STOCK            EXCHANGE RATIO              BE ISSUED           COMMON SHARE(1)
------------------------------------------------------------------------------------------------------------------
        100                  $32            1.3091 (without Exchange            131                   $41.89
                                                Ratio Adjustment)
------------------------------------------------------------------------------------------------------------------
        100                  $32              1.3500 (with Exchange             135                   $43.20
                                              Ratio Adjustment)(2)
------------------------------------------------------------------------------------------------------------------
        100                  $34                     1.2706                     127                   $43.20
------------------------------------------------------------------------------------------------------------------
        100                  $40                     1.2000                     120                   $48.00
------------------------------------------------------------------------------------------------------------------
        100                  $62                      .9145                      91                   $56.70
------------------------------------------------------------------------------------------------------------------

(1) Assumes that the value of an Exchangeable Share is equivalent to the value of a share of National-Oilwell Common Stock into which it is exchangeable. No assurances can be made regarding the trading value of an Exchangeable Share and whether it will in fact be equivalent to the trading value of a share of National-Oilwell Common Stock.

(2) Assumes that National-Oilwell agrees to adjust the Exchange Ratio to reflect the trading price of National-Oilwell Common Stock below $33. In such a case, the denominator, as discussed above, would be the Pre-Closing Average Price rather than $33. No assurances can be made that National-Oilwell would agree to adjust the Exchange Ratio. See "Summary -- The
    Transaction -- Termination Rights With Respect to Certain Exchange Ratio Adjustments."

     The Transaction will be accounted for as a pooling-of-interests under U.S. GAAP. See "The Transaction -- Anticipated Accounting Treatment." If (i) an event occurs prior to Closing which establishes with reasonable certainty that the Transaction will not be treated as a pooling-of-interests or (ii) Ernst & Young LLP (National-Oilwell's auditors) or Coopers & Lybrand (Dreco's auditors) do not deliver their concurrence with the conclusions of National-Oilwell's management and Dreco's management with respect to pooling matters by the Effective Date as required by the Combination Agreement and the parties still decide to consummate the Transaction, National-Oilwell and Dreco will resolicit stockholder approval.


     This Joint Proxy Statement/Prospectus is being furnished to holders of common stock, par value $.01 per share, of National-Oilwell, in connection with the solicitation of proxies by the board of directors of National-Oilwell for use at the National-Oilwell Meeting to be held at 9:00 a.m. (Houston time) on September 23, 1997 at the ITT Sheraton Hotel, 1919 Briar Oaks, Houston, Texas, and any adjournment or postponement thereof.



     This Joint Proxy Statement/Prospectus is also being furnished to holders of Class "A" common shares, without par value, and options to purchase Class "A" common shares of Dreco in connection with the solicitation of proxies by the board of directors of Dreco for use at the Dreco Meeting to be held at 9:00 a.m. (Houston time) on September 23, 1997, at the ITT Sheraton Hotel, 1919 Briar Oaks, Houston, Texas, and any adjournment or postponement thereof.



     This Joint Proxy Statement/Prospectus and the accompanying forms of proxy are first being mailed to National-Oilwell Stockholders and Dreco Shareholders and Dreco Optionholders on or about August 21, 1997.

     All information in this Joint Proxy Statement/Prospectus relating to National-Oilwell has been supplied by National-Oilwell and all information relating to Dreco has been supplied by Dreco. Certain capitalized terms used in this Joint Proxy Statement/Prospectus without definition have the meanings ascribed thereto in the Glossary of Terms.

     SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR CERTAIN CONSIDERATIONS RELEVANT TO APPROVAL OF THE PROPOSALS AND AN INVESTMENT IN THE SECURITIES REFERRED TO HEREIN.

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS JOINT PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, ANY SECURITIES, OR THE SOLICITATION OF A PROXY, BY ANY PERSON IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION OF AN OFFER OR PROXY SOLICITATION. NEITHER DELIVERY OF THIS JOINT PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF THE SECURITIES REFERRED TO IN THIS JOINT PROXY STATEMENT/PROSPECTUS SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH THEREIN SINCE THE DATE OF THIS JOINT PROXY STATEMENT/PROSPECTUS.

     NATIONAL-OILWELL IS A CORPORATION ORGANIZED UNDER THE LAWS OF THE STATE OF DELAWARE, UNITED STATES. ALL OF THE DIRECTORS AND EXECUTIVE OFFICERS OF NATIONAL-OILWELL PRIOR TO THE TRANSACTION ARE, AND CERTAIN OF SUCH DIRECTORS AND EXECUTIVE OFFICERS UPON CONSUMMATION OF THE TRANSACTION WILL BE, RESIDENTS OF THE UNITED STATES, AND CERTAIN OF THE EXPERTS NAMED HEREIN ARE RESIDENTS OF THE UNITED STATES. SUBSTANTIAL PORTIONS OF THE ASSETS OF NATIONAL-OILWELL AND SUCH INDIVIDUALS AND EXPERTS ARE LOCATED OUTSIDE OF CANADA. AS A RESULT, IT MAY BE DIFFICULT OR IMPOSSIBLE FOR PERSONS WHO BECOME SECURITYHOLDERS OF NATIONAL-OILWELL TO EFFECT SERVICE OF PROCESS UPON SUCH PERSONS WITHIN CANADA WITH RESPECT TO MATTERS ARISING UNDER CANADIAN SECURITIES LAWS OR TO ENFORCE AGAINST THEM IN CANADIAN COURTS JUDGMENTS OF SUCH COURTS PREDICATED UPON THE CIVIL LIABILITY PROVISIONS OF CANADIAN SECURITIES LAWS. DRECO SHAREHOLDERS AND DRECO OPTIONHOLDERS SHOULD BE AWARE THAT THERE IS SOME DOUBT AS TO THE ENFORCEABILITY IN THE UNITED STATES IN ORIGINAL ACTIONS, OR IN ACTIONS FOR ENFORCEMENTS OF JUDGMENTS OF CANADIAN COURTS, OF CIVIL LIABILITIES PREDICATED UPON THE CANADIAN SECURITIES LAWS. IN ADDITION, AWARDS OF PUNITIVE DAMAGES IN ACTIONS BROUGHT IN CANADA OR ELSEWHERE MAY BE UNENFORCEABLE IN THE UNITED STATES.

                             AVAILABLE INFORMATION

     National-Oilwell and Dreco are subject to the informational requirements of the Exchange Act, and, in accordance therewith, file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information filed by National-Oilwell and Dreco with the SEC can be inspected at the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and the regional offices of the SEC at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, New York, New York 10048. Copies of such material may be obtained from the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, at prescribed rates. National-Oilwell Common Stock is listed on the New York Stock Exchange and reports, proxy statements and other information regarding National-Oilwell can be inspected at the offices of the New York Stock Exchange, 22 Broad Street, New York, New York 10006. Dreco Common Shares are listed on the Nasdaq and reports, proxy statements and other information concerning Dreco can be inspected at the office of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. The SEC maintains a web site that contains all information filed electronically. The address of the SEC's web site is http://www.SEC.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

UNITED STATES

     The following documents heretofore filed by Dreco with the SEC are incorporated by reference herein:

       (i)  Annual Report on Form 10-K for the year ended August 31, 1996;

      (ii)  Quarterly Report on Form 10-Q for the quarter ended November 30,
            1996;

     (iii)  Quarterly Report on Form 10-Q for the quarter ended February 28,
            1997;

      (iv)  Quarterly Report on Form 10-Q for the quarter ended May 31, 1997;

       (v) Current Report on Form 8-K dated November 18, 1996, as amended by Form 8-K/A Amendment No. 1 and Amendment No. 2;

      (vi)  Current Report on Form 8-K dated November 26, 1996;

     (vii)  Current Report on Form 8-K dated December 20, 1996; and

     (viii) Current Report on Form 8-K dated May 23, 1997.

     All documents filed by Dreco with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Joint Proxy Statement/Prospectus and before the date of the Dreco Meeting, respectively, shall be deemed to be incorporated by reference in this Joint Proxy Statement/Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in this Joint Proxy Statement/Prospectus or in a document incorporated or deemed to be incorporated by reference in this Joint Proxy Statement/Prospectus shall be deemed to be modified or superseded for purposes of this Joint Proxy Statement/Prospectus to the extent that a statement contained in this Joint Proxy Statement/Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Joint Proxy Statement/Prospectus.

     DRECO UNDERTAKES TO PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM A COPY OF THIS JOINT PROXY STATEMENT/PROSPECTUS HAS BEEN DELIVERED, UPON THE WRITTEN OR ORAL REQUEST OF ANY SUCH PERSON, A COPY OF ANY OR ALL OF THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN, OTHER THAN THE EXHIBITS TO SUCH DOCUMENTS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO THE INFORMATION THAT THIS JOINT PROXY STATEMENT/PROSPECTUS INCORPORATES. WRITTEN OR ORAL REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO DRECO, TO THE ATTENTION OF ROBERT H. GILLARD, SECRETARY, DRECO ENERGY SERVICES LTD., #1340 WEBER CENTRE, 5555

CALGARY TRAIL SOUTH, EDMONTON, ALBERTA T6H 5P9, TELEPHONE NUMBER (403) 944-3912. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY SEPTEMBER 8, 1997.

CANADA

     The following documents, filed with the securities commissions or other regulatory authorities in certain provinces of Canada, are specifically incorporated by reference in and form an integral part of this Joint Proxy Statement/Prospectus:

       (i) the Form 10-K of Dreco dated November 15, 1996 filed as an alternative renewal annual information form and the management's discussion and analysis of financial condition and results of operations for the year ended August 31, 1996 contained therein;

      (ii) the consolidated comparative financial statements of Dreco for the year ended August 31, 1996 together with the report of the auditors thereon, which statements are included in the Form 10-K of Dreco dated November 15, 1996;

     (iii) the consolidated comparative financial statements of Dreco for the three months ended November 30, 1996, the six months ended February 28, 1997 and the nine months ended May 31, 1997, which statements are included in the Forms 10-Q of Dreco for the quarters ended November 30, 1996, February 28, 1997 and May 31, 1997, respectively;

      (iv) the Forms 8-K of Dreco dated November 18, 1996, as amended by Form 8-K/A Amendment No. 1 and Amendment No. 2, November 26, 1996, December 20, 1996 and May 23, 1997, all filed as material change reports; and

       (v) the proxy statement of Dreco dated December 9, 1996 for the meeting of the holders of Dreco Common Shares held on January 14, 1997.

     Any material change reports (excluding confidential reports), interim financial statements and information circulars filed by Dreco with the securities commissions or similar authorities in certain provinces of Canada after the date of this Joint Proxy Statement/Prospectus and prior to the Dreco Meeting shall be deemed to be incorporated by reference into this Joint Proxy Statement/Prospectus.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Joint Proxy Statement/Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement as so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Joint Proxy Statement/Prospectus.

     DRECO UNDERTAKES TO PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM A COPY OF THIS JOINT PROXY STATEMENT/PROSPECTUS HAS BEEN DELIVERED, UPON THE WRITTEN OR ORAL REQUEST OF ANY SUCH PERSON, A COPY OF ANY OR ALL OF THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN, OTHER THAN THE EXHIBITS TO SUCH DOCUMENTS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO THE INFORMATION THAT THIS JOINT PROXY STATEMENT/PROSPECTUS INCORPORATES. WRITTEN OR ORAL REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO DRECO, TO THE ATTENTION OF ROBERT H. GILLARD, SECRETARY, DRECO ENERGY SERVICES LTD., #1340 WEBER CENTRE, 5555 CALGARY TRAIL SOUTH, EDMONTON, ALBERTA T6H 5P9, TELEPHONE NUMBER (403) 944-3912. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY SEPTEMBER 8, 1997.

                               TABLE OF CONTENTS

AVAILABLE INFORMATION.......................................
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............
  United States.............................................
  Canada....................................................
TABLE OF CONTENTS...........................................      i
GLOSSARY OF TERMS...........................................     iv
SUMMARY.....................................................      1
RISK FACTORS................................................     10
COMPARATIVE PER SHARE DATA..................................     14
COMPARATIVE MARKET PRICE DATA...............................     15
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA.............     16
  National-Oilwell..........................................     16
  Dreco.....................................................     17
UNAUDITED PRO FORMA NATIONAL-OILWELL AND DRECO COMBINED
  CONSOLIDATED FINANCIAL STATEMENTS.........................     18
THE MEETINGS................................................     22
  National-Oilwell..........................................     22
  Dreco.....................................................     23
THE TRANSACTION.............................................     25
  Background................................................     25
  Reasons for the Transaction...............................     26
  Opinions of Financial Advisors............................     27
     Opinion of Merrill Lynch...............................     27
     Opinion of Credit Suisse First Boston..................     32
  Interests of Certain Persons in the Transaction...........     37
  Transaction Mechanics and Description of Exchangeable
     Shares.................................................     37
  The Combination Agreement.................................     43
  Other Agreements..........................................     47
  Termination of Rights Plan................................     48
  Court Approval of the Arrangement and Completion of the
     Transaction............................................     48
  Anticipated Accounting Treatment..........................     48
  Business Combination Costs................................     48
  Procedures for Exchange by Dreco Shareholders and Dreco
     Optionholders..........................................     49
  Stock Exchange Listing....................................     49
  Eligibility for Investment in Canada......................     49
  Regulatory Matters........................................     50
  Resale of Exchangeable Shares and National-Oilwell Common
     Stock Received in the Transaction......................     50
THE COMPANIES AFTER THE TRANSACTION.........................     51
  The Combination -- General................................     51
  Directors and Executive Officers..........................     52
  Principal Holders of Securities...........................     54
     Change of Control of National-Oilwell in 1996..........     54
     Security Ownership of Certain Beneficial Owners and
      Management of National-Oilwell........................     55
     Security Ownership of Certain Beneficial Owners and
      Management of Dreco...................................     57
  National-Oilwell Capital Stock............................     59
  Dreco Share Capital.......................................     62

  Remuneration of Directors and Executive Officers..........     64
  Compensation of Directors.................................     65
  Employment Contracts......................................     65
  Compensation Committee Interlocks and Insider
     Participation..........................................     66
  Certain Relationships and Related Transactions............     66
INCOME TAX CONSIDERATIONS TO DRECO SHAREHOLDERS AND
  OPTIONHOLDERS.............................................     68
  Canadian Federal Income Tax Considerations to Dreco
     Shareholders and Optionholders.........................     68
     Dreco Shareholders Resident in Canada..................     69
     Dreco Shareholders Not Resident in Canada..............     72
     Modification of Dreco Options..........................     73
  United States Federal Income Tax Considerations to Dreco
     Shareholders...........................................     74
     Shareholders That Are United States Holders............     74
     Shareholders That Are Not United States Holders........     78
NATIONAL-OILWELL MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS.............     80
BUSINESS OF NATIONAL-OILWELL................................     84
  General...................................................     84
  Business Strategy.........................................     84
  Products and Technology...................................     85
  Distribution Services.....................................     87
  Employees.................................................     88
  Operating Risks and Insurance.............................     89
  Governmental Regulation and Environmental Matters.........     89
  Agreement with Previous Owners............................     89
  Properties................................................     90
  Legal Proceedings.........................................     90
BUSINESS OF DRECO...........................................     91
  Drilling and Well Servicing Equipment.....................     91
  Downhole Products.........................................     92
AUDITORS, TRANSFER AGENT AND REGISTRAR......................     93
COMPARISON OF STOCKHOLDER RIGHTS............................     93
  Vote Required for Extraordinary Transactions..............     93
  Amendment to Governing Documents..........................     93
  Dissenters' Rights........................................     94
  Oppression Remedy.........................................     95
  Derivative Action.........................................     95
  Shareholder Consent in Lieu of Meeting....................     95
  Director Qualifications...................................     95
  Fiduciary Duties of Directors.............................     96
  Indemnification of Officers and Directors.................     96
  Director Liability........................................     97
  Anti-Takeover Provisions and Interested Stockholder
     Transactions...........................................     97
DISSENTING DRECO SHAREHOLDERS' AND DRECO OPTIONHOLDERS'
  RIGHTS....................................................     98
PROPOSED NATIONAL-OILWELL RECAPITALIZATION PLAN.............    100
LEGAL MATTERS...............................................    101
EXPERTS.....................................................    101
INDEX TO NATIONAL-OILWELL CONSOLIDATED FINANCIAL
  STATEMENTS................................................    F-1

ANNEX A --  Form of the Arrangement Resolution
ANNEX B --  Combination Agreement, as amended (certain exhibits are included as Annexes D, E, F and G to this Joint Proxy
            Statement/ Prospectus)
ANNEX       Interim Order
  C --
ANNEX D --  Proposed Amended and Restated Certificate of Incorporation
            of National-Oilwell
ANNEX E --  Plan of Arrangement and Exchangeable Share Provisions
ANNEX F --  Form of Support Agreement
ANNEX G --  Form of Voting and Exchange Trust Agreement
ANNEX H --  Merrill Lynch, Pierce, Fenner & Smith Incorporated Fairness
            Opinion
ANNEX I --  Credit Suisse First Boston Corporation Fairness Opinion
ANNEX J --  Section 184 of the ABCA

                               GLOSSARY OF TERMS

     Unless the context otherwise requires, the following terms shall have the meanings set forth below when used in this Joint Proxy Statement/Prospectus. These defined terms are not used in the financial statements attached hereto or incorporated by reference herein.

     "ABCA" means the Business Corporations Act (Alberta), as amended.

     "Arrangement" means the proposed arrangement of Dreco under section 186 of the ABCA pursuant to the Plan of Arrangement.

     "Arrangement Resolution" means the special resolution of Dreco Shareholders and Dreco Optionholders approving the Combination Agreement and the Arrangement in the form set out in Annex A to this Joint Proxy Statement/Prospectus.

     "Automatic Exchange Rights" means the rights granted to the Trustee for the benefit of the holders of the Exchangeable Shares pursuant to the Voting and Exchange Trust Agreement to automatically exchange with National-Oilwell the Exchangeable Shares for shares of National-Oilwell Common Stock upon a National-Oilwell Liquidation Event.

     "Automatic Redemption Date" means the first to occur of (a) the fifth anniversary of the Effective Date of the Arrangement, (b) the date selected by the Dreco board of directors at a time when less than 15% of the Exchangeable Shares issuable on the Effective Date (other than shares held by National-Oilwell and its subsidiaries and subject to adjustment in certain events) are outstanding, (c) the business day prior to the record date for any meeting or vote of the shareholders of Dreco to consider any matter on which the holders of Exchangeable Shares would be entitled to vote as shareholders of Dreco, but excluding any meeting or vote as described in clause (d) below or (d) the business day following the day on which the holders of Exchangeable Shares fail to take the necessary action at a meeting or other vote of holders of Exchangeable Shares, if and to the extent such action is required, to approve or disapprove, as applicable, any change to, or in the rights of the holders of, Exchangeable Shares, if the approval or disapproval, as applicable, of such change would be required to maintain the economic and legal equivalence of the Exchangeable Shares and the National-Oilwell Common Stock.

     "Call Rights" means the Liquidation Call Right, the Redemption Call Right and the Retraction Call Right, collectively.

     "Canadian dollars" or "Cdn.$" means Canadian dollars.

     "Canadian GAAP" means generally accepted accounting principles in Canada.

     "Canadian Tax Act" means the Income Tax Act (Canada).

     "Class A Preferred Share" means the Class A Preferred Share of Dreco.

     "Closing" means the execution and delivery of the documents required to effectuate the transactions contemplated by the Combination Agreement and the closing of the transactions contemplated by the Combination Agreement.

     "Closing Date" means September 25, 1997, or such other date as may be determined by National-Oilwell and Dreco.

     "Combination Agreement" means the Combination Agreement by and between National-Oilwell and Dreco dated as of May 14, 1997, as amended, a copy of which is attached hereto as Annex B.

     "Court" means the Court of Queen's Bench of Alberta.

     "Credit Suisse First Boston" means Credit Suisse First Boston Corporation, exclusive financial advisor to Dreco in connection with the Transaction.

     "DGCL" means the Delaware General Corporation Law, as amended.

     "Dividend Amount" means the amount of any dividends declared and unpaid and undeclared but payable on the Exchangeable Shares.

     "Dreco" means Dreco Energy Services Ltd., an Alberta corporation.

     "Dreco Affiliate" means each affiliate (as such term is defined for purposes of the pooling rules and pursuant to Rule 145 under the Securities Act) of Dreco.

     "Dreco Affiliates' Agreements" means the affiliates' agreements executed by each Dreco Affiliate and agreed to and accepted by National-Oilwell and Dreco.

     "Dreco Articles" means the Dreco articles of amalgamation as proposed to be amended in connection with the Arrangement.

     "Dreco Bylaws" means Dreco's bylaws, as amended from time to time.

     "Dreco Common Shares" means the Class "A" common shares, without par value, of Dreco.

     "Dreco Insolvency Event" means the institution by Dreco of any proceeding to be adjudicated as bankrupt or insolvent or to be dissolved or wound-up, or Dreco's consent to the institution of bankruptcy, insolvency, dissolution or winding-up proceedings against it, or the filing of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including without limitation the Companies Creditors' Arrangement Act (Canada) and the Bankruptcy and Insolvency Act (Canada), and the failure by Dreco to contest in good faith any such proceedings commenced in respect of Dreco within 15 days of becoming aware thereof, or Dreco's consent to the filing of any such petition or to the appointment of a receiver, or the making by Dreco of a general assignment for the benefit of creditors, or the admission in writing by Dreco of its inability to pay its debts generally as they become due, or Dreco's not being permitted, pursuant to liquidity or solvency requirements of applicable law, to redeem any Exchangeable Shares pursuant to a Retraction Request.

     "Dreco Letter of Transmittal" means the letter delivered to Dreco Shareholders with this Joint Proxy Statement/Prospectus, which when duly completed and returned with a certificate for Dreco Common Shares prior to the tenth anniversary of the Effective Date, will enable such Dreco Shareholder to exchange such certificate for Exchangeable Shares or, if elected, for National-Oilwell Common Stock pursuant to an election under the Exchange Put Right.

     "Dreco Meeting" means the special meeting of Dreco Shareholders and Dreco Optionholders to be held with respect to, among other things, the approval by Dreco Shareholders and Dreco Optionholders of the Arrangement.

     "Dreco Option Plan" means the Dreco Amended and Restated 1989 Employee Incentive Stock Option Plan.

     "Dreco Optionholders" means the holders of Dreco Options.

     "Dreco Options" means all outstanding options to purchase Dreco Common Shares, including all such options granted under the Dreco Option Plan and pursuant to certain option agreements between Dreco and its outside directors.

     "Dreco Record Date" means August 7, 1997.

     "Dreco Shareholders" means the holders of Dreco Common Shares.

     "Effective Date" means the date shown on the certificate of arrangement issued by the Registrar under the ABCA giving effect to the Arrangement.

     "Effective Time" means 12:01 a.m. (Calgary time) on the Effective Date.

     "Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

     "Exchange Put Right" means the right granted to the Trustee for the benefit of holders of the Exchangeable Shares pursuant to the Voting and Exchange Trust Agreement to require National-Oilwell to purchase all or any part of the Exchangeable Shares of the holders at any time and to issue in exchange therefor shares of National-Oilwell Common Stock, plus the Dividend Amount, if any.

     "Exchange Ratio" means, subject to the Exchange Ratio Adjustment, 1.2:1, such that each Dreco Common Share is exchanged for 1.2 Exchangeable Shares.

     "Exchange Ratio Adjustment" means the adjustment to be made to the Exchange Ratio as follows: if the average of the per share closing price on the NYSE of shares of National-Oilwell Common Stock during the 20 consecutive trading days ending on the fifth trading day prior to the Effective Time (the "Pre-Closing Average Price") shall be less than $36.00 per share, the Exchange Ratio shall be adjusted to equal 1.2 multiplied by a fraction, the numerator of which is $36.00 and the denominator of which is the higher of (A) $33.00 and (B) the Pre-Closing Average Price. If the Pre-Closing Average Price shall be greater than $47.25 per share, the Exchange Ratio shall be adjusted to equal 1.2 multiplied by a fraction, the numerator of which is $47.25 and the denominator of which is the Pre-Closing Average Price. If the Pre-Closing Average Price is less than $33.00 per share, Dreco may request that National-Oilwell adjust the Exchange Ratio to equal 1.2 multiplied by a fraction, the numerator of which is $36.00 and the denominator of which is the Pre-Closing Average Price. If National-Oilwell elects not to so adjust the Exchange Ratio, Dreco will have certain rights to terminate the Combination Agreement.

     "Exchange Rights" means the Exchange Put Right, Automatic Exchange Rights and the Optional Exchange Right.

     "Exchangeable Share Provisions" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares.

     "Exchangeable Shares" means the exchangeable shares of Dreco provided for in the Plan of Arrangement.

     "Final Order" means the final order of the Court approving the Arrangement.

     "FTC" means the United States Federal Trade Commission and all successors thereto.

     "HSR Act" means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.


     "Interim Order" means the interim order of the Court dated August 21, 1997, a copy of which is attached hereto as Annex C.


     "Joint Proxy Statement" or "Joint Proxy Statement/Prospectus" means this Joint Management Information Circular and Proxy Statement/Prospectus relating to the Dreco Meeting and the National-Oilwell Meeting.

     "Liquidation Call Right" means the right of National-Oilwell, in the event of a proposed liquidation, dissolution or winding-up of Dreco, to purchase all of the outstanding Exchangeable Shares from the holders thereof on the effective date of any such liquidation, dissolution or winding-up in exchange for shares of National-Oilwell Common Stock, plus the Dividend Amount, if any, pursuant to the Plan of Arrangement.

     "Merrill Lynch" means either Merrill Lynch & Co., financial advisor to National-Oilwell, or Merrill Lynch, Pierce, Fenner & Smith Incorporated, the provider of the Merrill Lynch opinion, as the context requires.

     "Nasdaq" means the National Market segment of The Nasdaq Stock Market.

     "National-Oilwell" means National-Oilwell, Inc., a Delaware corporation.

     "National-Oilwell Affiliate" means each affiliate (as such term is defined for purposes of the pooling rules and Rule 145 under the Securities Act) of National-Oilwell.

     "National-Oilwell Affiliates' Agreements" means the affiliates' agreements executed by each National-Oilwell Affiliate and agreed to and accepted by National-Oilwell and Dreco.

     "National-Oilwell Amended and Restated Certificate" means the National-Oilwell Amended and Restated Certificate of Incorporation as proposed to be amended and restated in connection with the Combination Agreement and Recapitalization Plan, a copy of which is attached hereto as Annex D.

     "National-Oilwell Common Stock" means the common stock, par value $.01 per share, of National-Oilwell.

     "National-Oilwell Liquidation Event" means (i) any determination by National-Oilwell's board of directors to institute voluntary liquidation, dissolution, or winding-up proceedings with respect to National-Oilwell or to effect any other distribution of assets of National-Oilwell among its stockholders for the purpose of winding up its affairs; or (ii) the earlier of
(A) receipt by National-Oilwell of notice of, and (B) National-Oilwell's becoming aware of any threatened or instituted claim, suit or proceeding with respect to the involuntary liquidation, dissolution or winding-up of National-Oilwell or to effect any other distribution of assets of National-Oilwell among its stockholders for the purpose of winding-up its affairs.

     "National-Oilwell Meeting" means the special meeting of stockholders of National-Oilwell to be held with respect to, among other things, approval by the National-Oilwell Stockholders of the Combination Agreement and the transactions contemplated thereby, and the Recapitalization Plan.

     "National-Oilwell Record Date" means August 8, 1997.

     "National-Oilwell Stockholders" means the holders of National-Oilwell Common Stock.

     "NYSE" means the New York Stock Exchange.

     "Optional Exchange Right" means the right granted to the Trustee for the use and benefit of the holders of the Exchangeable Shares pursuant to the Voting and Exchange Trust Agreement to require National-Oilwell to exchange Exchangeable Shares for shares of National-Oilwell Common Stock, plus the Dividend Amount, if any, upon the occurrence of a Dreco Insolvency Event.

     "Plan of Arrangement" means the plan of arrangement proposed under section 186 of the ABCA substantially in the form attached hereto as Annex E, as amended, modified or supplemented from time to time in accordance with its terms.

     "Pre-Closing Average Price" means the price defined under "Exchange Ratio Adjustment" above.

     "Recapitalization Plan" means National-Oilwell's recapitalization plan pursuant to which the National-Oilwell Amended and Restated Certificate of Incorporation will be amended and restated to increase the number of shares of authorized Common Stock from 40,000,000 to 75,000,000 and to designate a class of Special Voting Stock consisting of the Voting Share.

     "Redemption Call Right" means the right of National-Oilwell to purchase all of the outstanding Exchangeable Shares from the holders thereof on the date fixed for redemption thereof in exchange for shares of National-Oilwell Common Stock, plus the Dividend Amount, if any, pursuant to the Plan of Arrangement.

     "Retraction Call Right" means the overriding right of National-Oilwell, in the event of a proposed retraction of Exchangeable Shares by a holder thereof, to purchase from such holder on the Retraction Date the Exchangeable Shares tendered for redemption in exchange for shares of National-Oilwell Common Stock, plus the Dividend Amount, if any, pursuant to the Plan of Arrangement.

     "Retraction Date" means a date, determined by a holder of Exchangeable Shares, on which such holder can effect a retraction of such Exchangeable Shares as further set out in the Exchangeable Share Provisions and described in "The Transaction -- Transaction Mechanics and Description of Exchangeable Shares -- Exchange and Redemption Rights."

     "Retraction Request" means a duly executed statement prepared by a holder of Exchangeable Shares in the form of Schedule "A" to the Exchangeable Share Provisions, or in such other form as may be acceptable to Dreco.

     "SEC" means the United States Securities and Exchange Commission.

     "Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

     "Support Agreement" means the support agreement to be entered into as of the Effective Date between National-Oilwell and Dreco, substantially in the form of Annex F hereto.

     "Transaction" means the transactions contemplated by the Combination Agreement and by the Plan of Arrangement, whereby, among other things, National-Oilwell would become the sole shareholder of the Dreco Common Share outstanding after giving effect to the Arrangement.

     "Trustee" means Montreal Trust Company of Canada, or any successor thereto, in any of its capacities as Trustee under the Voting and Exchange Trust Agreement, transfer agent for the Exchangeable Shares and Canadian co-registrar for National-Oilwell Common Stock.

     "TSE" means The Toronto Stock Exchange.

     "U.S. Code" means the United States Internal Revenue Code of 1986, as amended.

     "U.S. dollars" or "$" means United States dollars.

     "U.S. GAAP" means generally accepted accounting principles in the United States.

     "Voting and Exchange Trust Agreement" means the voting and exchange trust agreement to be entered into as of the Effective Date among National-Oilwell, Dreco and the Trustee, substantially in the form of Annex G hereto.

     "Voting Rights" means the rights of the holders of Exchangeable Shares to direct the voting of the Voting Share in accordance with the Voting and Exchange Trust Agreement.

     "Voting Share" means the one share of National-Oilwell Special Voting Stock, par value $.01 per share, to be issued by National-Oilwell and deposited with the Trustee pursuant to the Voting and Exchange Trust Agreement.

                                    SUMMARY

     The following is a summary of certain information contained elsewhere in this Joint Proxy Statement/ Prospectus. The information contained in this summary is qualified in its entirety by and should be read in conjunction with the more detailed information contained in this Joint Proxy Statement/Prospectus and the documents incorporated herein by reference. Unless otherwise indicated, capitalized terms used in this summary are defined in the Glossary of Terms or elsewhere in this Joint Proxy Statement/Prospectus.

                                 THE COMPANIES

     National-Oilwell

     National-Oilwell is a worldwide leader in the design, manufacture and sale of machinery and equipment and in the distribution of maintenance, repair and operating products used in oil and gas drilling and production. National-Oilwell's principal executive offices are located at 5555 San Felipe, Houston, Texas 77056, and its telephone number is (713) 960-5100. See "Business of National-Oilwell."

     Dreco

     Dreco is a worldwide leader in the design and manufacture of oilfield equipment for the petroleum exploration and production industry. Dreco's principal executive offices are located at #1340 Weber Centre, 5555 Calgary Trail South, Edmonton, Alberta, Canada T6H 5P9 and its telephone number is (403) 944-3900. See "Business of Dreco."

                                  THE MEETINGS

  DATE, TIME AND PLACE


     National-Oilwell. The National-Oilwell Meeting will be held on September 23, 1997, at the ITT Sheraton Hotel, 1919 Briar Oaks, Houston, Texas at 9:00 a.m. (Houston time).



     Dreco. The Dreco Meeting will be held on September 23, 1997, at the ITT Sheraton Hotel, 1919 Briar Oaks, Houston, Texas at 9:00 a.m. (Houston time).


  PURPOSES OF THE MEETINGS

     National-Oilwell. The purpose of the National-Oilwell Meeting is to consider and act upon (i) a proposal to approve the Combination Agreement and the transactions contemplated thereby, (ii) a proposal to approve the Recapitalization Plan and (iii) such other business as may be properly presented to the meeting.

     Dreco. The purpose of the Dreco Meeting is to consider and act upon the Arrangement Resolution and such other business as may be properly presented to the meeting.

  RECORD DATES; HOLDERS ENTITLED TO VOTE

     National-Oilwell. Only holders of record of shares of National-Oilwell Common Stock at the close of business on August 8, 1997 are entitled to notice of and to vote at the National-Oilwell Meeting. On such date, there were 18,161,175 shares of National-Oilwell Common Stock outstanding, each of which is entitled to one vote on each matter to be acted upon at the National-Oilwell Meeting.

     Dreco. Only holders of record of Dreco Common Shares and Dreco Options at the close of business on August 7, 1997, are entitled to notice of and to vote at the Dreco Meeting, provided that to the extent a person has transferred any Dreco Common Shares after such record date and the transferee of such shares establishes that such transferee owns such shares and demands not later than ten days before the Dreco Meeting to be included in the list of Dreco Shareholders eligible to vote at the Dreco Meeting, such transferee will be entitled to vote such shares at the Dreco Meeting. On such date, there were outstanding and entitled to vote

7,822,822 Dreco Common Shares and there were 538,950 Dreco Common Shares subject to outstanding Dreco Options.

  QUORUM; VOTE REQUIRED

     National-Oilwell. The presence, in person or by proxy, at the National-Oilwell Meeting of the holders of a majority of the shares of National-Oilwell Common Stock outstanding and entitled to vote at the National-Oilwell Meeting is necessary to constitute a quorum at the meeting. The affirmative vote of a majority of votes cast on the proposal is required to approve the Combination Agreement and the transactions contemplated thereby, provided that the total votes cast on the proposal represent over 50% of the outstanding shares of National-Oilwell Common Stock entitled to vote on the proposal. Approval and adoption of the Recapitalization Plan requires the affirmative vote of the holders of a majority of the shares of National-Oilwell Common Stock outstanding and entitled to vote at the meeting.

     Stockholders owning 51.14% of the National-Oilwell Common Stock as of August 8, 1997 have agreed to vote all voting securities of National-Oilwell over which they have voting authority in favor of the approval of the Combination Agreement and the transactions contemplated thereby and the Recapitalization Plan. See "The Transaction -- Other Agreements -- Stockholder Agreements." In addition, as of August 8, 1997 the directors and executive officers of National-Oilwell owned 10.73% of the outstanding National-Oilwell Common Stock, all of which they intend to vote in favor of the Combination Agreement and the transactions contemplated thereby and the Recapitalization Plan.

     The respective obligations of National-Oilwell and Dreco to consummate the Combination Agreement are subject to, among other conditions, the approval of the National-Oilwell Stockholders of each of the Combination Agreement and the transactions contemplated thereby and the Recapitalization Plan at the National-Oilwell Meeting. If either one of the proposals is not approved, then neither of the proposals will be implemented and the Transaction will not be consummated, notwithstanding that the other proposal may have been approved by the National-Oilwell Stockholders.

     Dreco. Pursuant to the Interim Order (i) the quorum at the Dreco Meeting will be one Dreco Shareholder or Dreco Optionholder present in person or by proxy and holding or representing any combination of 33 1/3% of the votes attaching to the Dreco Common Shares and Dreco Options outstanding, directly in the case of Dreco Common Shares and derivatively in the case of Dreco Options, and (ii) the vote required to approve the Arrangement Resolution is 66 2/3% of the votes actually cast (not counting for this purpose abstentions, spoiled votes, illegible votes and/or defective votes). For these purposes each Dreco Common Share carries one vote, and each Dreco Option carries the number of votes equal to the number of Dreco Common Shares subject to the Dreco Option.

     The Chairman of the Board and the President and Chief Executive Officer of Dreco, who collectively owned 7.25% of the outstanding Dreco Common Shares and the Dreco Common Shares subject to outstanding Dreco Options on August 7, 1997, have agreed to vote all voting securities of Dreco over which they have voting authority in favor of the Arrangement Resolution. In addition, as of August 7, 1997, the remaining directors and executive officers of Dreco owned 3.65% of outstanding Dreco Common Shares and Dreco Common Shares subject to outstanding Dreco Options, all of which they intend to vote in favor of the Arrangement Resolution.

  RECOMMENDATIONS OF BOARDS OF DIRECTORS

     National-Oilwell. THE BOARD OF DIRECTORS OF NATIONAL-OILWELL BELIEVES THAT THE TRANSACTION IS IN THE BEST INTERESTS OF NATIONAL-OILWELL STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT THE NATIONAL-OILWELL STOCKHOLDERS VOTE TO (I) APPROVE THE COMBINATION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND
(II) APPROVE AND ADOPT THE RECAPITALIZATION PLAN.

     Dreco. THE BOARD OF DIRECTORS OF DRECO BELIEVES THAT THE TRANSACTION IS IN THE BEST INTERESTS OF DRECO SHAREHOLDERS AND DRECO OPTIONHOLDERS AND RECOMMENDS THAT THE DRECO SHAREHOLDERS AND DRECO OPTIONHOLDERS VOTE IN FAVOR OF THE ARRANGEMENT RESOLUTION.

     For a more complete description of the meetings, see "The Meetings."

                         OPINIONS OF FINANCIAL ADVISORS

     Merrill Lynch has delivered its written opinion dated May 13, 1997 (the "Merrill Lynch Opinion") to the board of directors of National-Oilwell to the effect that, as of such date and based on and subject to the factors and assumptions set forth therein, the Exchange Ratio was fair, from a financial point of view, to National-Oilwell. The Merrill Lynch opinion was provided to the board of directors of National-Oilwell for its information and is directed only to the fairness, from a financial point of view, of the Exchange Ratio to National-Oilwell and does not constitute a recommendation to any National-Oilwell Stockholder as to how such stockholder should vote on the Combination Agreement, the Transaction or the Recapitalization Plan. Merrill Lynch thereafter confirmed as of the date of this Joint Proxy Statement/Prospectus its May 13, 1997 opinion. The full text of the Merrill Lynch Opinion, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with such opinion, is attached hereto as Annex H and is incorporated herein by reference. National-Oilwell Stockholders are urged to read the Merrill Lynch Opinion in its entirety.

     Credit Suisse First Boston has acted as exclusive financial advisor to Dreco in connection with the Transaction. On May 13, 1997, Credit Suisse First Boston delivered an oral opinion, which was subsequently confirmed in writing, to the board of directors of Dreco that, as of such date and based upon and subject to the matters set forth therein, the Exchange Ratio was fair to the Dreco Shareholders from a financial point of view. Credit Suisse First Boston thereafter confirmed its May 13, 1997 opinion by delivery of a written opinion dated as of the date of this Joint Proxy Statement/Prospectus (the "Credit Suisse First Boston Opinion"). The opinion of Credit Suisse First Boston delivered on May 13, 1997 was provided to the board of directors of Dreco for its information and is directed only to the fairness of the Exchange Ratio to the Dreco Shareholders from a financial point of view and does not constitute a recommendation to any Dreco Shareholder as to how such Shareholder should vote on the Combination Agreement or the Arrangement. The full text of the Credit Suisse First Boston Opinion, which sets forth the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached as Annex I to this Joint Proxy Statement/Prospectus and is incorporated herein by reference. Dreco Shareholders are urged to read the Credit Suisse First Boston Opinion in its entirety.

     See "The Transaction -- Opinions of Financial Advisors."

                                 THE TRANSACTION

  REASONS FOR THE TRANSACTION

     Each of National-Oilwell and Dreco believes that the Transaction will allow the two companies to combine their resources to enhance their ability to compete in the oilfield products and services industry. The board of directors of National-Oilwell considered the following reasons in unanimously approving the
Transaction:

     1. The anticipated business advantages resulting from the combination of the two companies, specifically:

             a) The ability of the combined companies to provide a more complete rig package to customers. This will result through the combination of National-Oilwell's oilfield equipment operations (which emphasize the major machinery components of a drilling rig) and Dreco's rig fabrication business (which emphasizes the design and construction of derricks, masts and substructures).

             b) The attractiveness to many customers of the combination of Dreco's engineering expertise with the size and after-market support of National-Oilwell.

             c) The addition of Dreco's downhole products business as a third business segment and the ability of the combined company to market and deliver Dreco's line of downhole products through National-Oilwell's extensive distribution system.

          2. The benefits to the National-Oilwell Stockholders of increasing the number of publicly traded shares of National-Oilwell. This increase is expected to result in corresponding increases in market capitalization, trading volume and institutional interest in National-Oilwell's business and securities.

          3. The benefits to National-Oilwell that will result from a stronger balance sheet and larger absolute size, such as increased access to capital and financial markets, which National-Oilwell anticipates will lower the future costs of equity and debt transactions.

     In addition to the foregoing reasons, the board of directors of National-Oilwell also considered the opinion of Merrill Lynch dated May 13, 1997 to the effect that, as of such date and based on and subject to the factors and assumptions set forth therein, the Exchange Ratio was fair, from a financial point of view, to National-Oilwell. See "The Transaction -- Opinions of Financial Advisors -- Opinion of Merrill Lynch."

     The National-Oilwell board of directors also considered as a potential disadvantage the potential increase of National-Oilwell's reliance on revenue from a limited number of large contracts due to Dreco's reliance on such revenue. See "Risk Factors -- Dreco's Reliance on Significant Contracts."

     The board of directors of Dreco considered the following factors in approving the Transaction:

          1. The general trend in the oilfield products and services industry is towards fewer, larger suppliers who are able to supply a broad range of oilfield products and services to their customers. The combined entity will provide a broader range of products and services, which the board of directors of Dreco believes will make it a more attractive supplier to the industry.

          2. The combined entity is expected to be less exposed to risk of a downturn in the new rig and equipment construction segment than Dreco would be on a stand-alone basis. The combined entity is expected to be more diversified across the industry segments, combining National-Oilwell's conventional product businesses with Dreco's specialized product engineering and manufacturing businesses. The combined entity is expected to be less subject to fluctuations in demand in any particular segment of the oilfield products and services industry.

          3. The combined entity will be significantly larger than Dreco and will be able to compete more effectively if the industry consolidation trend continues.

          4. The Transaction can be effected on a tax deferred basis for most Dreco Shareholders and Dreco Optionholders resident in Canada. In addition, it is more likely than not that the Transaction can be effected on a tax deferred basis for most Dreco Shareholders and Dreco Optionholders resident in the United States.

          5. The management of Dreco believes that trading prices of the Exchangeable Shares would reasonably be expected to closely follow trading prices of the shares of National-Oilwell Common Stock, resulting in holders of Exchangeable Shares holding securities which would trade in a larger, more liquid market than that presently existing for Dreco Common Shares.

          6. The combined entity will have a stronger balance sheet and larger absolute size than Dreco, which should result in increased access to capital and financial markets.

          7. The oral opinion of Credit Suisse First Boston, delivered to the board of directors of Dreco on May 13, 1997 and subsequently confirmed in writing, that, as of such date and based upon and subject to the matters set forth therein, the Exchange Ratio was fair to the Dreco Shareholders from a financial point of view. See "The Transaction -- Opinions of Financial Advisors -- Opinion of Credit Suisse First Boston."

     In view of the variety of factors considered in connection with their evaluations of the Transaction, neither the National-Oilwell nor the Dreco board of directors found it practicable to and did not quantify or otherwise assign relative strengths to the specific factors considered. For potential risk factors related to the Transaction considered at various times by the two companies, see "Risk Factors."

  EXCHANGE OF DRECO COMMON SHARES AND RELATED MATTERS

     Under the terms of the Arrangement, on the Effective Date, which is currently expected to occur within two or three days after the requisite shareholder and optionholder approval, each Dreco Common Share will be exchanged for the number of Exchangeable Shares determined by the application of the Exchange Ratio. A Dreco Shareholder receiving Exchangeable Shares can, at the election of the holder in the Dreco Letter of Transmittal, exercise the Exchange Put Right immediately and receive from National-Oilwell shares of National-Oilwell Common Stock upon consummation of the Transaction. Thereafter, Exchangeable Shares will be exchangeable at any time into shares of National-Oilwell Common Stock on a one-for-one basis, through the exercise by the holder of the Exchange Put Right or the holder's retraction right. In order to obtain certificates for the shares issuable on an exchange, the holder will be required to deliver to the Trustee or Dreco, as applicable, the certificates for shares originally held, duly executed transfer documentation and the form of the required notice for the particular exchange action, all as required in the Exchangeable Share Provisions.

     At the Effective Time, pursuant to the Combination Agreement, National-Oilwell will assume the Dreco Option Plan and the obligations of Dreco under the Dreco Options. Each Dreco Option will be converted into an option to purchase that number of whole shares of National-Oilwell Common Stock determined by multiplying the number of Dreco Common Shares subject to such Dreco Option at the Effective Time by the Exchange Ratio, rounded down to the nearest whole number of shares, at an exercise price per share of National-Oilwell Common Stock equal to the exercise price per share of such Dreco Option immediately prior to the Effective Time divided by the Exchange Ratio. The term, exercisability, vesting schedule and all of the terms and conditions of the Dreco Options will otherwise be unchanged.

     Based on a calculation of the Exchange Ratio as 1.2 Exchangeable Shares for each Dreco Common Share, National-Oilwell will ultimately be required to issue approximately 9,387,386 shares of National-Oilwell Common Stock in exchange for all Exchangeable Shares potentially resulting from the Arrangement, and a further 646,740 shares of National-Oilwell Common Stock on exercise of currently outstanding Dreco Options.

     If the market price of National-Oilwell Common Stock remains at its recent range, the Exchange Ratio will likely be between .9:1 and 1:1. Based on that range of Exchange Ratios and assuming all Exchangeable Shares are subsequently exchanged for National-Oilwell Common Stock, the former holders of Dreco Common Shares would hold between 27.9% and 30.1% of the amount of National-Oilwell Common Stock outstanding after such exchange. Assuming all Exchangeable Shares are subsequently exchanged for National-Oilwell Common Stock and all Dreco Options are subsequently exercised for National-Oilwell Common Stock, former holders of Dreco Options would hold between 1.9% and 2.0% of the amount of National-Oilwell Common Stock outstanding after such exchange and exercise, and former holders of Dreco Common Shares and Dreco Options would collectively hold between 29.3% and 31.5% of such outstanding stock.

     See "The Transaction -- Transaction Mechanics and Description of Exchangeable Shares" and "The Transaction -- Procedures For Exchange by Dreco Shareholders and Dreco Optionholders."

  TERMINATION RIGHTS WITH RESPECT TO CERTAIN EXCHANGE RATIO ADJUSTMENTS

     If the Pre-Closing Average Price is below $33.00 Dreco has certain rights to terminate the Combination Agreement if National-Oilwell, after Dreco exercises its right to request National-Oilwell to do so, elects not to adjust the Exchange Ratio. Any such termination decision by Dreco would be made in accordance with the Dreco board's fiduciary duties to shareholders under applicable law in consultation with its counsel and financial advisors and after an appropriate review of the transaction. Given the nature of this review, the factors considered by the Dreco board would include matters of the type considered in connection with its initial determination to enter into the transaction with National-Oilwell, as well as all other relevant factors. Unless otherwise required to fulfill fiduciary duties, Dreco does not presently intend to solicit shareholder approval of any board decision with respect to its disclosed contractual rights in the event the Pre-Closing Average Price is below $33.00.

     Similarly, National-Oilwell's decision with respect to adjusting the Exchange Ratio if the Pre-Closing Average Price is below $33.00 would be made in accordance with the National-Oilwell board's fiduciary duties to stockholders under applicable law in consultation with its counsel and financial advisors and after an appropriate review of the transaction. Given the nature of this review, the factors considered by the National-Oilwell board would include matters of the type considered in connection with its initial determination to enter into the transaction with Dreco, as well as all other relevant factors. Unless otherwise required to fulfill fiduciary duties, National-Oilwell does not presently intend to solicit stockholder approval of any board decision with respect to its disclosed contractual rights in the event the Pre-Closing Average Price is below $33.00.

  VOTING, DIVIDEND AND LIQUIDATION RIGHTS OF EXCHANGEABLE SHARES

     Under the laws of Alberta and relevant federal Canadian law, the Exchangeable Shares will be considered shares of Dreco. Nevertheless, through the combination of the Exchangeable Share Provisions, the Support Agreement and the Voting and Exchange Trust Agreement, the Exchangeable Shares are structured to be the economic equivalent of National-Oilwell Common Stock, and the holders of Exchangeable Shares will have the following principal and material rights:

          (i) the right to exchange such shares for shares of National-Oilwell Common Stock on a one-for-one basis (with an adjustment for the Dividend Amount, if any);

          (ii) the right to receive dividends, on a per share equivalent basis, in amounts (or property in the case of non-cash dividends) which are the same as, and which are payable at the same time as, dividends declared on National-Oilwell Common Stock;

          (iii) the right to vote, on a per share equivalent basis, at all stockholder meetings at which shares of National-Oilwell Common Stock are entitled to vote; and

          (iv) the right to participate upon a National-Oilwell Liquidation Event, on a pro rata basis with the holders of National-Oilwell Common Stock in the distribution of assets of National-Oilwell, through the mandatory exchange of Exchangeable Shares for shares of National-Oilwell Common Stock.

     The Exchangeable Shares will, in effect, have no separate economic rights against or in Dreco and will have no separate voting rights in Dreco (other than certain limited class rights required under the ABCA and the right to vote on any change in the fundamental terms of the shares themselves or the related terms in the Support Agreement and Voting and Exchange Trust Agreement. In these cases, the voting rights are subject to automatic redemption upon the occurrence of an Automatic Redemption Date. Shareholders will generally only be able to obtain tax deferral for as long as they hold Exchangeable Shares, and an automatic redemption of the Exchangeable Shares may occur at any time after the Effective Date upon the occurrence of certain events that cause an Automatic Redemption Date. An Automatic Redemption Date will occur no later than the fifth anniversary of the Effective Date. See "The Companies After the
Transaction -- Dreco Share Capital" and "Income Tax Considerations to Dreco Shareholders and Optionholders."). See "The Companies After the
Transaction -- Dreco Share Capital."

  EFFECTIVE TIME OF THE TRANSACTION

     It is anticipated that the Transaction will become effective after the requisite shareholder and optionholder, Court and regulatory approvals have been obtained and are final and all other conditions to the Transaction have been satisfied or waived. It is presently anticipated that the Transaction will become effective within two or three days of the requisite shareholder and optionholder approval on or about September 25, 1997.

  CONDITIONS TO THE TRANSACTION

     The obligations of National-Oilwell and Dreco to consummate the Transaction are subject to the satisfaction of certain conditions, including obtaining requisite shareholder and optionholder, Court and regulatory approvals. See "Anticipated Accounting Treatment" and "The Transaction -- The Combination Agreement."

  REGULATORY REQUIREMENTS

     The Transaction is subject to the premerger filing requirements of the HSR Act, and on May 30, 1997, National-Oilwell and Dreco made premerger filings under the HSR Act with the FTC and the Antitrust Division of the Department of Justice. On June 17, 1997, early termination of the required waiting period under the HSR Act was granted. In addition, National-Oilwell and Dreco have initiated a filing under the Investment Canada Act, the Canadian statute of general application regulating non-domestic investment in Canada. Prior approval under this Act is required. National-Oilwell and Dreco currently anticipate that the required approvals will be obtained not later than the first week of September, 1997. National-Oilwell and Dreco are not aware of any other government or regulatory approvals required for consummation of the Transaction, other than compliance with applicable securities laws of various jurisdictions. See "The Transaction -- Regulatory Matters."

  ANTICIPATED ACCOUNTING TREATMENT

     The Transaction will be accounted for as a pooling-of-interests under U.S. GAAP. See "The Transaction -- Anticipated Accounting Treatment."

     In order to ensure that the Transaction qualifies for pooling-of-interests accounting treatment, it is a condition to each party's obligation to consummate the Transaction that holders of more than 10% of the Dreco Common Shares shall not have exercised their rights of dissent under the ABCA. In addition, it is a condition to each party's obligation to consummate the Transaction that no event shall have occurred which will establish with reasonable certainty that the Transaction would not be treated as a pooling of interests. The consummation of the Transaction is further conditioned upon confirmation on the Effective Date by Ernst & Young LLP (National-Oilwell's auditors) and Coopers & Lybrand (Dreco's auditors) of their concurrence with the conclusions of National-Oilwell's management and Dreco's management with respect to pooling matters.

  CERTAIN RELATED AGREEMENTS

     National-Oilwell Affiliates. National-Oilwell and Dreco have entered into agreements with each of the National-Oilwell Affiliates, pursuant to which such persons have agreed that they will not sell, transfer, encumber or otherwise dispose of any National-Oilwell Common Stock for 30 days prior to the Effective Date and after the Effective Date until National-Oilwell shall have publicly released financial results that include at least 30 days of the combined operating results of Dreco and National-Oilwell. See "The Transaction -- Other Agreements -- Affiliates' Agreements."

     Dreco Affiliates. National-Oilwell and Dreco have entered into agreements with each of the Dreco Affiliates, pursuant to which such persons have agreed that they will not sell, transfer, encumber or otherwise dispose of Dreco Common Shares in the 30-day period preceding the Effective Date and Exchangeable Shares or National-Oilwell Common Stock after the Effective Date until National-Oilwell shall have publicly released financial results that include at least 30 days of the combined operating results of Dreco and National-Oilwell. See "The Transaction -- Other Agreements -- Affiliates' Agreements."

  DISSENT AND APPRAISAL RIGHTS

     Pursuant to the Interim Order, Dreco Shareholders and Dreco Optionholders have certain rights to dissent and receive fair value of Dreco Common Shares or Dreco Options they own in accordance with section 184 of the ABCA. See "Dissenting Dreco Shareholders' and Dreco Optionholders' Rights."

  TERMINATION OF RIGHTS PLAN

     Pursuant to the Arrangement, all rights outstanding under the Shareholder Rights Plan Agreement between Dreco and Montreal Trust Company of Canada dated as of November 15, 1996 (the "Rights Plan") shall be redeemed and cancelled on the Effective Date, and the Rights Plan shall be terminated.

  INTERESTS OF CERTAIN PERSONS

     On the Effective Date, Frederick W. Pheasey and Robert L. Phillips will be appointed to the National-Oilwell board of directors, Mr. Pheasey will be appointed Executive Vice President of National-Oilwell and W. Douglas Frame, currently an executive officer of Dreco, will be appointed an executive officer of National-Oilwell. On the Effective Date, all the current directors on the Dreco board will resign from the Dreco board, except for Frederick W. Pheasey, and C. R. Bearden (formerly a director of National-Oilwell) and Edward C. Grimes will be appointed to such board.

     Pursuant to the Combination Agreement, National-Oilwell has agreed to maintain all rights to indemnification existing at the time of execution of the Combination Agreement in favor of the directors and officers of Dreco and its subsidiaries in accordance with the charter documents and bylaws of each entity and to the fullest extent permitted under the ABCA and to continue in effect director and officer liability insurance for such persons for six years after the Effective Date. See "The Transaction -- Interests of Certain Persons in the Transaction."

     In addition, on the Effective Date, National-Oilwell will assume the Dreco Option Plan and each Dreco Option. Each Dreco Option will be modified to become an option to purchase National-Oilwell Common Stock. See "The
Transaction -- Transaction Mechanics and Description of Exchangeable
Shares -- Dreco Options."

                      THE COMPANIES AFTER THE TRANSACTION

     If the Transaction is consummated, National-Oilwell's board of directors will be expanded to nine members, seven of whom will be persons who are currently directors of National-Oilwell, and Mr. Pheasey and Mr. Phillips will be appointed to the two additional positions.

     Upon consummation of the Transaction, Joel V. Staff (currently Chairman of the Board, President and Chief Executive Officer of National-Oilwell) will remain Chairman of the Board, President and Chief Executive Officer of National-Oilwell and Mr. Pheasey (currently Chairman of the Board of Dreco who will become Executive Vice President and a director of National-Oilwell), C. R. Bearden and Edward C. Grimes will be the directors of Dreco. After consummation of the Transaction, National-Oilwell's headquarters will remain located at 5555 San Felipe, Houston, Texas 77056, and Dreco's headquarters will remain located at #1340 Weber Centre, 5555 Calgary Trail South, Edmonton, Alberta, Canada T6H 5P9.

                            CERTAIN TAX CONSEQUENCES

     The Transaction has been structured to provide the opportunity for a tax deferral to most Dreco Shareholders in Canada who receive Exchangeable Shares pursuant to the Arrangement. In addition, it is more likely than not that most Dreco Shareholders in the United States who receive Exchangeable Shares pursuant to the Arrangement will have the opportunity for a tax deferral. However, such shareholders will generally only be able to obtain tax deferral for as long as they hold the Exchangeable Shares, and will, except in certain limited situations, generally recognize a gain or loss upon the exchange of their Exchangeable Shares for shares of National-Oilwell Common Stock. There are other conditions and limitations on qualifying for the tax deferral. See "Income Tax Considerations to Dreco Shareholders and Optionholders." In addition, an automatic redemption of the Exchangeable Shares may occur at any time after the Effective Date if an Automatic Redemption Date occurs. An Automatic Redemption Date will occur no later than the fifth anniversary of the Effective Date. See "The Companies After the Transaction -- Dreco Share Capital." Dreco Shareholders are urged to consult their tax advisors. The receipt of a favorable tax opinion to the effect that the Arrangement will be generally treated for Canadian federal income tax purposes as a reorganization of capital for those Dreco Shareholders who hold their Dreco Common Shares as capital property for purposes of the Canadian Tax Act is a condition to Dreco's obligation to consummate the Transaction.

     BECAUSE OF THE POTENTIALLY ADVERSE TAX CONSEQUENCES OF THE RECEIPT OF A DEEMED DIVIDEND UPON THE REDEMPTION (INCLUDING PURSUANT TO A RETRACTION) OF AN EXCHANGEABLE SHARE BY DRECO, HOLDERS OF EXCHANGEABLE SHARES SHOULD CONSULT WITH THEIR OWN TAX ADVISORS CONCERNING THE POSSIBLE BENEFITS IN THEIR PARTICULAR

CIRCUMSTANCES OF EXCHANGING WITH NATIONAL-OILWELL FOR NATIONAL-OILWELL COMMON STOCK OR OTHERWISE DISPOSING OF THEIR EXCHANGEABLE SHARES.

     See "Income Tax Considerations to Dreco Shareholders and Optionholders."

                                  RISK FACTORS

     For a discussion of certain considerations with respect to the business and operations of National-Oilwell and Dreco that should be considered by a National-Oilwell Stockholder, a Dreco Shareholder or Dreco Optionholder before determining how to vote at the meetings, see "Risk Factors."

                             ACCOUNTING PRINCIPLES

     The consolidated financial statements and the summary historical consolidated financial information of National-Oilwell, the summary historical consolidated financial information of Dreco, and the pro forma National-Oilwell and Dreco combined consolidated financial statements contained in this Joint Proxy Statement/Prospectus have been prepared in accordance with U.S. GAAP. See Notes to the Dreco Consolidated Financial Statements incorporated herein for a reconciliation of Canadian GAAP and U.S. GAAP. See "Incorporation of Certain Documents by Reference."

                         COMPARATIVE MARKET PRICE DATA

     On May 13, 1997, the last full trading day prior to the joint public announcement by National-Oilwell and Dreco of the proposed Transaction, the last reported sales price on the NYSE of National-Oilwell Common Stock was $39.13. The last reported sales price of the Dreco Common Shares on the TSE on the same day was Cdn. $53.00 (Cdn. $63.60 on a per share equivalent basis assuming an Exchange Ratio of 1.2 to 1); the last reported sales price of such shares on Nasdaq on the same day was $38.50 ($46.20 on a per share equivalent basis assuming an Exchange Ratio of 1.2 to 1). On August 8, 1997, the last reported sales price per share of the National-Oilwell Common Stock was $59.44, the last reported sales price of the Dreco Common Shares on the TSE was Cdn. $75.00 and the last reported sales price of the Dreco Common Shares on Nasdaq was $54.00. See "Comparative Market Price Data."

     On August 8, 1997, there were 18,161,175 shares of National-Oilwell Common Stock outstanding held of record by 68 stockholders and, on August 7, 1997, there were 7,822,822 Dreco Common Shares outstanding held of record by 1,120 shareholders.

                               DIVIDEND POLICIES

     Historically, National-Oilwell and Dreco have not paid dividends on their capital stock and have no present plans to pay dividends. The payment of any future dividends on National-Oilwell Common Stock and, therefore, on Exchangeable Shares, would depend, among other things, upon the current and retained earnings and financial condition of National-Oilwell, and upon a determination by its board of directors that the payment of dividends would be desirable. In addition, National-Oilwell's current credit facility imposes limitations on the payment of dividends.

                DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS

     This Joint Proxy Statement/Prospectus includes, or has incorporated into it by reference, "forward looking statements" within the meaning of the Securities Act and Section 21E of the Exchange Act. Such forward looking statements include, without limitation, statements under (i) "Business of National-Oilwell," (ii) "Business of Dreco," (iii) "National-Oilwell Management's Discussion and Analysis of Financial Condition and Results of Operations," and (iv) "Risk Factors." Although National-Oilwell and Dreco believe that the expectations reflected in such forward looking statements are reasonable, they can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from National-Oilwell's and Dreco's expectations are disclosed in this Joint Proxy Statement/Prospectus.

                                  RISK FACTORS

     The following risk factors should be considered by National-Oilwell Stockholders and Dreco Shareholders and Dreco Optionholders in evaluating whether to approve the Transaction. Some of these risk factors relate directly to the Transaction, while others are present in National-Oilwell's or Dreco's general business environment independent of the Transaction. These risk factors should be considered in conjunction with the other information included in this Joint Proxy Statement/Prospectus.

  Dependence on Oil and Gas Industry

     National-Oilwell's and Dreco's businesses are each substantially dependent upon the condition of the oil and gas industry and the industry's willingness to explore for and produce oil and gas. The degree of such willingness is generally dependent upon the prevailing view of future product prices, which are influenced by numerous factors affecting the supply and demand for oil and gas, including the level of drilling activity, worldwide economic activity, interest rates and the cost of capital, the development of alternate energy sources, environmental regulation, tax policies, political requirements of national governments, coordination by the Organization of Petroleum Exporting Countries ("OPEC") and the cost of producing oil and gas. Any significant reduction in demand for drilling services, in cash flows of drilling contractors or in rig utilization rates below current levels could result in a drop in demand for products manufactured and sold by National-Oilwell and Dreco.

  Volatility of Oil and Gas Prices

     Oil and gas prices and activity have been characterized by significant volatility over the last twenty years. Since 1986, spot oil prices (West Texas Intermediate) have ranged from a low of approximately $11 per barrel in 1986 to a high of approximately $40 per barrel in 1991; spot gas prices (Henry Hub) have ranged from lows below $1.00 per mcf of gas in 1992 to highs above $3.00 per mcf in 1996. These price changes have caused numerous shifts in the strategies of oil and gas companies and drilling contractors and their expenditure levels and patterns, particularly with respect to decisions to purchase major capital equipment of the type manufactured by National-Oilwell and Dreco.

     No assurance can be given as to the future price levels of oil and gas or the volatility thereof or that the future price of oil and gas will be sufficient to support current levels of exploration and production-related activities.

  No Assurance of Successful Combination of National-Oilwell and Dreco

     In evaluating the terms of the Transaction, National-Oilwell and Dreco each analyzed their respective businesses and made certain assumptions concerning their respective future operations. One principal assumption was that through combination of operations, the Transaction would produce a combined company with operating results better than those historically experienced or presently expected to be experienced in the future by either company in the absence of the Transaction. There can be no assurance, however, that these benefits will be achieved or that the results of the combined operations will be improved. These anticipated benefits of the Transaction will not be achieved unless the companies are successfully combined in a timely manner. The process of combining the organizations could cause the interruption of, or a loss of momentum in, the activities of some or all of the companies' businesses, which could have an adverse effect on their combined operations.

     The success of the Transaction will be partially dependent on the integration of the current management and operations of National-Oilwell and Dreco. There can be no assurances that National-Oilwell and Dreco will be able to effectively integrate management and operations or that operational or administrative efficiencies anticipated from the Transaction can be attained.

  Highly Competitive Industry

     The oilfield products and services industry is highly competitive. The revenues and earnings of National-Oilwell and Dreco can each be affected by competitive actions such as price changes, introduction of new products or improved availability and delivery.

     Over the last several years the market for oilfield services and equipment has experienced overcapacity which has resulted in increased price competition in many areas of National-Oilwell's and Dreco's businesses. National-Oilwell and Dreco compete with a large number of companies, some of which may offer certain more technologically advanced products, possess greater financial resources and have more extensive and diversified operations than National-Oilwell and Dreco.

  Potential Product Liability and Warranty Claims

     Certain products of National-Oilwell and Dreco are used in potentially hazardous drilling, completion and production applications that can cause personal injury or loss of life, damage to property, equipment or the environment and suspension of operations. National-Oilwell and Dreco each maintain insurance coverage in such amounts and against such risks as each believes to be in accordance with normal industry practice. Such insurance does not, however, provide coverage for all liabilities (including liabilities for certain events involving pollution), and there can be no assurance that such insurance will be adequate to cover all losses or liabilities that may be incurred by National-Oilwell or Dreco in its operations. Moreover, no assurance can be given that National-Oilwell or Dreco will, in the future, be able to maintain insurance at levels it deems adequate and at rates it considers reasonable or that any particular types of coverage will be available. Litigation arising from a catastrophic occurrence at a location where National-Oilwell's or Dreco's equipment and services are used may, in the future, result in either company being named as a defendant in product liability or other lawsuits asserting potentially large claims.

     National-Oilwell and Dreco are each parties to various legal and administrative proceedings which have arisen from ongoing and, in the case of National-Oilwell, disposed businesses. No assurance can be given with respect to the outcome of these or any other pending legal and administrative proceedings and the effect such outcomes may have on National-Oilwell or Dreco.

  Impact of Governmental Regulations

     Many aspects of National-Oilwell's and Dreco's operations are affected by political developments and are subject to both domestic and foreign governmental regulation, including those relating to oilfield operations, worker safety and the protection of the environment. In addition, National-Oilwell and Dreco each depend on the demand for its services from the oil and gas industry and, therefore, are affected by any changes in taxation, price controls or other laws and regulations that affect the oil and gas industry generally. The adoption of laws and regulations curtailing exploration for or production of oil and gas for economic or other policy reasons could adversely affect National-Oilwell's or Dreco's operations. National-Oilwell and Dreco cannot determine the extent to which their future operations and earnings may be affected by new legislation, new regulations or changes in existing regulations.

  Impact of Environmental Regulations

     National-Oilwell's and Dreco's operations and those of their customers are affected by numerous foreign, federal, state, provincial and local environmental laws and regulations. The technical requirements of these laws and regulations are becoming increasingly expensive, complex and stringent. These laws may impose penalties or sanctions for damages to natural resources or threats to public health and safety. Such laws and regulations may also expose each of National-Oilwell and Dreco to liability for the conduct of or conditions caused by others, or for acts of National-Oilwell and Dreco that were in compliance with all applicable laws at the time such acts were performed. Sanctions for noncompliance may include revocation of permits, corrective action orders, administrative or civil penalties and criminal prosecution. Certain environmental laws provide for joint and several liability for remediation of spills and releases of hazardous substances. In addition, both companies may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances, as well as damage to natural resources.

  Risk of Certain Foreign Markets

     Certain of National-Oilwell's and Dreco's revenues result from the sale of products to customers for ultimate destinations in the Middle East, Africa and other international markets and are subject to risks of instability of foreign economies and governments. Furthermore, each of National-Oilwell's and Dreco's sales can be affected by laws and regulations limiting exports to particular countries. The combined operations may be subject to contradictory laws and regulations, especially between the United States and Canada, regarding exports to certain countries, with the result that certain export sales currently made by Dreco may be reduced or prohibited upon completion of the Transaction.

     National-Oilwell attempts to limit its exposure to foreign currency fluctuations by limiting the amount of sales denominated in currencies other than United States dollars, Canadian dollars and British pounds. National-Oilwell has not engaged in and does not currently intend to engage in any significant hedging or currency trading transactions designed to compensate for adverse currency fluctuations among those or any other foreign currencies.

     Dreco attempts to limit its exposure to foreign currency fluctuations by requiring payment in United States or Canadian dollars, requiring payment in currencies matching the currency in which Dreco will incur expenditures in performing its contracts, or in certain circumstances, by entering into hedging transactions designed to compensate for adverse currency fluctuations among those or any other foreign currencies.

  Potential Dilution to National-Oilwell Stockholders and Dreco Shareholders

     The Exchange Ratio is subject to a collar and will provide Dreco's Shareholders with 1.2 Exchangeable Shares, exchangeable for shares of National-Oilwell Common Stock, if during the 20 consecutive trading days ending five days before the Closing, National-Oilwell's average stock price is between $36.00 and $47.25. See "The Transaction -- The Combination Agreement -- Exchange Ratio Adjustment." If the average stock price is between $36.00 and $33.00, the Exchange Ratio will be adjusted to provide Dreco Shareholders with value equivalent to $43.20 of National-Oilwell Common Stock, thereby diluting existing National-Oilwell Stockholders. Moreover, if the average price is below $33.00, National-Oilwell could agree to continue to adjust the Exchange Ratio, thereby resulting in further dilution to existing National-Oilwell Stockholders, but would not be required to do so. If National-Oilwell does not do so, Dreco will have certain rights to terminate the Combination Agreement. See "The
Transaction -- The Combination Agreement -- Termination." In addition, if the average stock price is greater than $47.25 per share, the Exchange Ratio will be adjusted to provide Dreco Shareholders with value equivalent to $56.70 of National-Oilwell Common Stock, thereby effectively lowering the Exchange Ratio and diluting Dreco Shareholders.

  Control by Certain Stockholders

     Current National-Oilwell Stockholders who collectively acquired the predecessor partnership of National-Oilwell and owned 100 percent of the outstanding stock of National-Oilwell prior to its initial public offering in October 1996 collectively owned an aggregate of 13,136,630 shares of common stock, representing 72.33% of the outstanding shares at the National-Oilwell Record Date. After completion of the Transaction and assuming a 1.2:1 Exchange Ratio and the exchange of all Exchangeable Shares for National-Oilwell Common Stock, these stockholders will own 47.69% of the outstanding shares of National-Oilwell Common Stock. As a result of such ownership, such stockholders could collectively have the power to substantially influence the outcome of certain matters submitted to a vote of National-Oilwell's Stockholders, including the election of each class of the board of directors, and their interests may not reflect the interests of other stockholders. In addition, a decision by certain of these stockholders to sell shares will accelerate repayment by National-Oilwell of a portion or all of the seller notes incurred in connection with the acquisition, effective January 1, 1996, of National-Oilwell's operations from subsidiaries of Armco Inc. and USX Corporation. There can be no assurance that funds to repay the seller notes will be available at such time.

  Dreco's Reliance on Significant Contracts

     A significant portion of Dreco's revenue has been derived from a limited number of large contracts. Failure to replace large contracts as they are completed could adversely affect future revenue. In addition, dependence on a limited number of large contracts increases the risk associated with cost overruns in performing a specific contract, or of cancellation or failure of a customer to make payments under such contracts.

  Limitation on U.S. Net Operating Loss Carryforwards

     Dreco, Inc., a United States subsidiary of Dreco, has substantial United States federal income tax net operating loss carryforwards. The value of the carryforwards depends on the ability of Dreco, Inc. to generate United States federal taxable income. The use of such carryforwards may be restricted in cases where a 50% aggregate change in the beneficial ownership of Dreco and, indirectly, Dreco, Inc. occurs during any three-year period.

     The Arrangement may result in an ownership change of Dreco and, indirectly, Dreco, Inc. for purposes of Section 382 of the U.S. Code. In the event of such an ownership change in Dreco and, indirectly, in Dreco, Inc., Section 382 of the U.S. Code would impose an annual limitation on the amount of Dreco, Inc.'s taxable income that may be offset by its net operating loss carryforwards. The limitation is generally the amount equal to the product of the fair market value of the equity of Dreco, Inc. immediately before such ownership change and a percentage approximately equal to the yield on long-term, tax-exempt bonds during the month in which the ownership change occurs.

  Potentially Adverse U.S. Income Tax Consequences to Dreco Shareholders

     It is more likely than not that the Arrangement will qualify as a "reorganization" within the meaning of Section 368(a) of the U.S. Code with respect to United States Holders (as defined under "Income Tax Considerations to Dreco Shareholders and Optionholders -- United States Federal Income Tax Considerations to Dreco Shareholders" on page 74) of Dreco Common Shares who receive Exchangeable Shares pursuant to the Arrangement. There is, however, no direct authority addressing the proper treatment of the Arrangement for United States federal income tax purposes and, therefore, such conclusion is subject to significant uncertainty. If the Arrangement fails to qualify as a reorganization, a United States Holder of the Dreco Common Shares who receives Exchangeable Shares pursuant to the Arrangement would recognize gain or loss equal to the difference between the fair market value of the Exchangeable Shares and such holder's tax basis in the Dreco Common Shares exchanged therefor. See "Income Tax Considerations to Dreco Shareholders and Optionholders."

     In addition, Dreco and National-Oilwell intend to treat dividends received by a non-United States Holder with respect to the Exchangeable Shares as dividends from Dreco rather than from National-Oilwell and as not subject to United States withholding tax, and Dreco and National-Oilwell do not intend that Dreco or National-Oilwell will withhold any amounts in respect of such tax from such dividends. There is some possibility, however, that the Internal Revenue Service may assert that United States withholding tax is payable with respect to any dividends paid on the Exchangeable Shares to non-United States Holders. See "Income Tax Considerations to Dreco Shareholders and Optionholders."

  Adverse Tax Consequences of Automatic Redemption

     The Transaction has been structured to provide the opportunity for a tax deferral to most Dreco Shareholders in Canada who receive Exchangeable Shares pursuant to the Arrangement. In addition, it is more likely than not that most Dreco Shareholders in the United States who receive Exchangeable Shares pursuant to the Arrangement will have the opportunity for a tax deferral. However, such shareholders will generally only be able to obtain tax deferral for as long as they hold the Exchangeable Shares, and will, except in certain limited situations, generally recognize a gain or loss upon the exchange of their Exchangeable Shares for shares of National-Oilwell Common Stock. An automatic redemption of the Exchangeable Shares for shares of National-Oilwell Common Stock may occur at any time after the Effective Date if an Automatic Redemption Date occurs. An Automatic Redemption Date will occur no later than the fifth anniversary of the Effective Date. See "The Companies After the
Transaction -- Dreco Share Capital" and "Income Tax Considerations to Dreco Shareholders and Optionholders."

                           COMPARATIVE PER SHARE DATA

     The four columns included in the following table set forth: (1) historical earnings per share before extraordinary loss and the historical book value per share data of National-Oilwell Common Stock; (2) the historical earnings per share before extraordinary loss and the historical book value per share data of Dreco Common Shares restated in U.S. GAAP; (3) the pro forma earnings per share before extraordinary loss and the pro forma book value per share data of National-Oilwell Common Stock after giving effect to the proposed Transaction on a "pooling-of-interests" basis under U.S. GAAP; and (4) the pro forma earnings per share before extraordinary loss and the pro forma book value per share attributable to 1.2 shares of National-Oilwell Common Stock for each Dreco Common Share. The information presented in the table should be read in conjunction with the unaudited pro forma financial statements and the separate historical consolidated financial statements of National-Oilwell and Dreco and the notes thereto contained elsewhere or incorporated by reference in this Joint Proxy Statement/Prospectus. See "National-Oilwell and Dreco Combined Unaudited Pro Forma Financial Information" and "Incorporation of Certain Documents by Reference."

                                                             HISTORICAL               PRO FORMA
                                                       -----------------------   --------------------
                                                       NATIONAL-                 COMBINED
                                                       OILWELL(1)    DRECO(2)    (2)(3)(4)   DRECO(4)
                                                       ----------   ----------   ---------   --------
                                                                     US GAAP
EARNINGS PER SHARE BEFORE EXTRAORDINARY LOSS(5):
Six months ended June 30, (or May 31, for Dreco)
  1997...............................................    $0.78        $ 0.77       $0.73      $ 0.88
Year ended December 31, (or November 30, for Dreco)
  1996...............................................     0.02          0.91        0.28        0.34
BOOK VALUE PER SHARE:
June 30, (or May 31, for Dreco) 1997.................     6.95         14.50        8.39       10.07
December 31, (or November 30, for Dreco) 1996........     6.11          9.65        6.34        7.61

---------------

(1) National-Oilwell acquired its predecessor, a partnership, as of January 1, 1996. Accordingly, no per share data is provided for the fiscal years ended December 31, 1995 and 1994.

(2) Because Dreco has a fiscal year that ends on August 31 and National-Oilwell's fiscal year ends on December 31, Dreco's financial statements have been updated by excluding from the year end numbers the results from the first quarter of the fiscal year ending August 31 and including in the year end numbers the results from the first quarter of the succeeding fiscal year.

(3) National-Oilwell and Dreco expect to incur business combination costs estimated at $8.5 million within the twelve-month period following consummation of the Transaction, and such costs are reflected in the Unaudited Pro Forma Combined Consolidated Balance Sheet. This charge is not reflected in the Unaudited Pro Forma Combined Consolidated Statement of Operations because, while the costs are directly related to the Transaction, they are non-recurring in nature.

(4) The equivalent combined and Dreco unaudited pro forma data is calculated as the combined unaudited pro forma earnings per share before extraordinary loss and book value per common share multiplied by the assumed Exchange Ratio, which is indirectly equivalent to 1.2 shares of National-Oilwell Common Stock for each Dreco Common Share.

(5) Fully diluted earnings per share has not been presented since common stock equivalents produced an anti-dilutive effect, had no dilutive effect or did not result in material dilution under U.S. GAAP.

                         COMPARATIVE MARKET PRICE DATA

     The following table sets forth the high and low sales prices of the National-Oilwell Common Stock, traded under the symbol "NOI" on the NYSE, and of the Dreco Common Shares, traded under the symbol "DRE.A" on the TSE and "DREAF" on Nasdaq, for the calendar quarters and months indicated. The quotations are as reported in published financial sources.

                                         NATIONAL-OILWELL(1)                     DRECO
                                         --------------------     ------------------------------------
                                               NYSE(3)                 TSE(2)            NASDAQ(3)
                                         --------------------     ----------------    ----------------
                                           HIGH        LOW         HIGH      LOW       HIGH      LOW
                                         --------    --------     ------    ------    ------    ------
1995
Quarter ended March 31.................        --          --     $17.00    $10.00    $12.75    $ 6.75
Quarter ended June 30..................        --          --      21.25     16.50     15.75     12.00
Quarter ended September 30.............        --          --      21.00     17.13     15.88     12.75
Quarter ended December 31..............        --          --      24.00     18.13     17.75     13.00
1996
Quarter ended March 31.................        --          --     $26.50    $22.00    $20.13    $15.50
Quarter ended June 30..................        --          --      40.00     26.25     29.00     19.38
Quarter ended September 30.............        --          --      37.00     31.70     28.00     22.38
Quarter ended December 31..............    $30.50      $20.00      59.00     32.00     44.75     23.75
  (beginning October 29, 1996 for
     National-Oilwell)
1997
Month ended January 31.................    $38.63      $29.63     $58.00    $49.00    $43.00    $36.00
Month ended February 28................     35.13       28.00      56.75     50.00     41.00     34.75
Month ended March 31...................     38.63       28.00      49.50     43.00     36.00     31.75
Month ended April 30...................     39.63       31.63      47.25     43.50     33.88     30.38
Month ended May 31.....................     49.50       38.75      68.60     44.15     50.00     31.25
Month ended June 30....................     57.75       48.63      74.00     68.00     53.75     49.31
Month ended July 31....................     62.75       50.13      75.64     71.00     54.63     52.00
Month ended August 31 (through August
  8)...................................     61.81       58.88      77.09     74.94     54.75     53.50

---------------

(1) National-Oilwell commenced trading on the NYSE on October 29, 1996.

(2) The prices set forth in the TSE columns are in Canadian Dollars.

(3) The prices set forth in the Nasdaq and NYSE columns are in U.S. Dollars.

     On May 13, 1997, the last full trading day prior to the joint public announcement by National-Oilwell and Dreco of the proposed Transaction, the last reported sales price on the NYSE of National-Oilwell Common Stock was $39.13. The last reported sales price of the Dreco Common Shares on the TSE on the same day was Cdn. $53.00 (Cdn. $63.60 on a per share equivalent basis assuming an Exchange Ratio of 1.2 to 1); the last reported sales price of such shares on Nasdaq on the same day was $38.50 ($46.20 on a per share equivalent basis assuming an Exchange Ratio of 1.2 to 1).

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

NATIONAL-OILWELL

     The following table sets forth selected historical consolidated financial data for National-Oilwell and its predecessor, which National-Oilwell acquired as of January 1, 1996, for each of the five years in the period ended December 31, 1996 and for the six months ended June 30, 1997 and 1996. Such data for the three years in the period ended December 31, 1996 has been derived from the audited Consolidated Financial Statements of National-Oilwell and the related notes thereto. Such data for the two years in the period ended December 31, 1993 are derived from audited financial statements that are not included herein. The selected historical consolidated financial data for the six month periods ended June 30, 1997 and 1996 has been derived from the unaudited consolidated financial statements of National-Oilwell and includes, in the opinion of National-Oilwell's management, all adjustments necessary to present fairly the results of such periods. Such data should be read in conjunction with "National-Oilwell Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                         SUCCESSOR                             PREDECESSOR
                               ------------------------------   -----------------------------------------
                                SIX MONTHS ENDED
                                    JUNE 30,                       YEAR ENDED DECEMBER 31,
                               -------------------   ----------------------------------------------------
                                 1997       1996       1996       1995       1994       1993       1992
                               --------   --------   --------   --------   --------   --------   --------
                                        (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
OPERATING DATA:
Revenues.....................  $374,020   $294,643   $648,621   $545,803   $562,053   $627,281   $569,911
Operating income (loss)
  before special items(1)....    25,556     13,406     34,708     13,781     15,208        489    (25,038)
Operating income (loss)(1)...    25,556     13,406     18,097     22,239     29,124     (8,076)   (31,538)
Income (loss) before taxes
  and extraordinary
  loss(2)....................    23,206      6,667      6,794     19,577     24,921    (15,592)   (35,387)
Income (loss) before
  extraordinary loss(2)(3)...    14,386      4,000      4,245     17,640     23,880    (17,463)   (35,127)
Net income (loss)(3).........    14,386      4,000        245     17,640     23,880    (17,463)   (35,127)
Income per share before
  extraordinary loss(2)(4)...      0.78       0.29       0.18         --         --         --         --
  Net income per share(4)....      0.78       0.29       0.02         --         --         --         --
OTHER DATA:
Depreciation and
  amortization...............     2,076      1,903      3,591      3,595      6,027     10,721     12,233
Capital expenditures.........     1,684        849      3,136      4,764      3,604      1,967      4,941
BALANCE SHEET DATA:
Working capital..............   147,988    125,580    130,070    177,365    151,810    171,632    179,407
Total assets.................   310,728    259,481    266,743    288,578    268,304    343,479    371,883
Long-term debt, less current
  maturities.................    55,625    118,688     36,392      9,128         --     69,816     56,467
Owners' equity...............   126,231     33,982    109,080    178,012    161,888    170,676    192,546

---------------
(1) In 1996, National-Oilwell recorded charges related to the cancellation of management agreements and expenses related to a special incentive plan that terminated upon the occurrence of its initial public offering of common stock. In 1995 and 1994, National-Oilwell recorded gains from the sales of certain non-core equipment manufacturing businesses, product lines and assets, net of other costs. In 1993 and 1992, National-Oilwell recorded charges primarily related to the disposal of manufacturing facilities and a product line.

(2) In October 1996, National-Oilwell recorded an extraordinary loss of $4,000, net of income tax benefit of $2,400, due to the write-off of deferred debt costs.

(3) Prior to January 1, 1996, National-Oilwell was a general partnership and therefore not subject to U.S. federal and state income taxes.

(4) Prior to 1996, National-Oilwell was a general partnership and therefore had no shares outstanding.

DRECO

     The following table sets forth selected historical consolidated financial data for Dreco for each of the five years in the period ended August 31, 1996 and for the nine months ended May 31, 1997 and May 31, 1996 (based on U.S.
GAAP). Such data for the three years in the period ended August 31, 1996 has been derived from the audited Consolidated Financial Statements of Dreco and the related notes thereto, except that it is presented in accordance with U.S. GAAP. Such data for the two years in the period ended August 31, 1993, which is also in U.S. GAAP, is derived from audited financial statements that are not included herein. The selected historical consolidated financial data for the nine month periods ended May 31, 1997 and May 31, 1996 has been derived from the unaudited consolidated financial statements of Dreco, except that it is presented in accordance with U.S. GAAP, and includes, in the opinion of Dreco's management, all adjustments necessary to present fairly the results of such periods. Such data should be read in conjunction with "Dreco Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference herein. For such data prepared in accordance with Canadian GAAP, see "Selected Financial Data" incorporated by reference herein. See "Incorporation of Certain Documents by Reference."

                                  NINE MONTHS ENDED,
                              ---------------------------                YEAR ENDED AUGUST 31,
                                MAY 31,        MAY 31,      ------------------------------------------------
                                  1997           1996         1996      1995      1994      1993      1992
                              ------------   ------------   --------   -------   -------   -------   -------
                                         (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
OPERATING DATA:
  Revenues..................    $ 86,954       $98,961      $126,335   $86,875   $79,663   $93,981   $66,397
  Operating income (loss)
     before special items...      10,844         8,301        11,489    10,059    (9,253)    3,133     4,963
  Operating income (loss)...      10,844         8,301        11,489    10,059    (9,253)    3,133     4,963
  Income (loss) before
     taxes..................      10,691         9,861        13,335    12,196    (6,709)    6,061     6,525
  Net income (loss).........       7,984         5,357         7,468     7,789    (6,682)    7,386     5,457
  Net income (loss) per share..       1.05        0.83          1.16      1.25     (1.09)     1.18      0.89
OTHER DATA:
  Depreciation and
     amortization...........       6,729         3,744         4,859     4,558     4,926     4,481     3,410
  Capital expenditures......      13,271         7,098        11,211     6,435     5,932     6,167     5,172
BALANCE SHEET DATA:
  Working capital...........      81,513        36,811        37,203    32,992    18,292    27,725    25,594
  Total assets..............     158,035        83,996        79,677    72,355    69,323    74,047    54,592
  Long-term debt, less
     current maturities.....      13,643         2,701         2,704     1,987     1,440     2,857     2,579
  Owners' equity............     113,355        54,676        57,663    48,957    38,690    46,626    41,170

                 UNAUDITED PRO FORMA NATIONAL-OILWELL AND DRECO

                   COMBINED CONSOLIDATED FINANCIAL STATEMENTS

     The following unaudited pro forma combined consolidated financial statements have been prepared assuming the Transaction is accounted for as a pooling-of-interests under U.S. GAAP. Accordingly, such statements were prepared as if National-Oilwell and Dreco were combined as of the beginning of each of the periods presented.

     As a result of the differing year ends of National-Oilwell and Dreco, the balance sheet and results of operations for dissimilar year ends have been combined. The National-Oilwell balance sheet at June 30, 1997 has been combined with the Dreco balance sheet at May 31, 1997. National-Oilwell's results of operations for fiscal year ended December 31, 1996 have been combined with Dreco's results of operations for the 12 month period ended November 30, 1996. National-Oilwell's results of operations for the six months ended June 30, 1997 and 1996 have been combined with Dreco's results of operations for the six months ended May 31, 1997 and May 31, 1996, respectively. The Pro Forma Combined financial data for 1995 and 1994 are the same as the Dreco historical financial data for the 12 month periods ended November 30, 1995 and 1994 because National-Oilwell did not exist as a corporation prior to January 1, 1996.

     The following unaudited pro forma combined consolidated balance sheet as of June 30, 1997 and the statements of operations for the six-month periods ended June 30, 1997 and June 30, 1996 are based on the unaudited consolidated financial statements of National-Oilwell and Dreco and include, in the opinion of management of both companies, all adjustments necessary to present fairly the results as of and for such periods. The following unaudited pro forma combined consolidated statements of operations for the three years in the period ended December 31, 1996 have been derived from, and should be read in conjunction with, the audited Consolidated Financial Statements of National-Oilwell and Dreco and the related notes thereto.

     The unaudited pro forma combined consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of actual results of operations or financial position that would have been achieved had the Transaction been consummated at the beginning of the period presented, nor are they necessarily indicative of future results.

                           NATIONAL-OILWELL AND DRECO

            UNAUDITED PRO FORMA COMBINED CONSOLIDATED BALANCE SHEET

                              AS OF JUNE 30, 1997

                                                                          PRO FORMA         PRO FORMA
                                         NATIONAL-OILWELL     DRECO      ADJUSTMENTS        COMBINED
                                         ----------------    --------    -----------        ---------
                                                        (IN THOUSANDS OF U.S. DOLLARS)
ASSETS
Current assets:
  Cash & cash equivalents............        $  5,700        $ 42,191     $ (8,500)(1)      $ 39,391
  Receivables........................         112,235          32,849                        145,084
  Unbilled revenue...................              --          17,193                         17,193
  Inventories........................         135,437          17,533                        152,970
  Deferred taxes, net................           3,255              --                          3,255
  Prepaid & other current assets.....           3,746             885                          4,631
                                             --------        --------     --------          --------
          Total current assets.......         260,373         110,651       (8,500)          362,524
Property, plant & equipment..........          28,041          36,119                         64,160
Deferred taxes, net..................           8,159              --       (1,899)(2)         6,260
Goodwill.............................          12,916          11,265                         24,181
Other assets.........................           1,239              --                          1,239
                                             --------        --------     --------          --------
                                             $310,728        $158,035     $(10,399)         $458,364
                                             ========        ========     ========          ========
LIABILITIES & STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term               $     --        $  2,765     $                 $  2,765
     debt............................
  Accounts payable...................          70,903          12,814                         83,717
  Customer prepayments...............          14,309           8,667                         22,976
  Accrued compensation...............           5,827           1,027                          6,854
  Other accrued liabilities..........          21,346           3,865                         25,211
                                             --------        --------     --------          --------
          Total current                       112,385          29,138                        141,523
            liabilities..............
Long-term debt.......................          55,625          13,643                         69,268
Deferred tax liability...............              --           1,899       (1,899)(2)            --
Insurance reserves...................           6,352              --                          6,352
Other liabilities....................          10,135              --                         10,135
                                             --------        --------     --------          --------
          Total liabilities..........         184,497          44,680       (1,899)          227,278
Commitments and contingencies
Stockholders' equity:
  Common stock.......................             182          59,252      (59,159)(3)           275
  Additional paid-in capital.........         107,609          31,603       59,159(3)        198,371
  Cumulative translation                          669          (5,225)                        (4,556)
     adjustment......................
  Retained earnings..................          17,771          27,725       (8,500)(1)        36,996
                                             --------        --------     --------          --------
                                              126,231         113,355       (8,500)          231,086
                                             --------        --------     --------          --------
                                             $310,728        $158,035     $(10,399)         $458,364
                                             ========        ========     ========          ========

    The accompanying notes are an integral part of these unaudited pro forma combined consolidated financial statements.

                           NATIONAL-OILWELL AND DRECO

     UNAUDITED PRO FORMA COMBINED CONSOLIDATED STATEMENTS OF OPERATIONS(4)
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                                                  SIX MONTHS ENDED JUNE 30,
                                                              -----------------------------------------------------------------
                                                                           1997                              1996
                                                              -------------------------------   -------------------------------
                                                                  HISTORICAL                        HISTORICAL
                                                              -------------------               -------------------
                                                              NATIONAL-             PRO FORMA   NATIONAL-             PRO FORMA
                                                               OILWELL     DRECO    COMBINED     OILWELL     DRECO    COMBINED
                                                              ---------   -------   ---------   ---------   -------   ---------
Revenues....................................................  $374,020    $66,740   $440,760    $294,643     65,607   $360,250
Cost of revenues............................................   315,436     45,023    360,459     254,556     53,043    307,599
                                                              --------    -------   --------    --------    -------   --------
Gross profit................................................    58,584     21,717     80,301      40,087     12,564     52,651
Selling, general, and administrative........................    33,028     13,227     46,255      26,681      8,704     35,385
                                                              --------    -------   --------    --------    -------   --------
Operating income............................................    25,556      8,490     34,046      13,406      3,860     17,266
Interest and financial costs................................    (2,640)        --     (2,640)     (6,738)        --     (6,738)
Interest income.............................................       119        570        689         320        959      1,279
Other income (expense)......................................       171         --        171        (321)        --       (321)
                                                              --------    -------   --------    --------    -------   --------
Income before income taxes..................................    23,206      9,060     32,266       6,667      4,819     11,486
Provision for income taxes(5)...............................     8,820      2,676     11,496       2,667      2,628      5,295
                                                              --------    -------   --------    --------    -------   --------
Net income..................................................  $ 14,386    $ 6,384   $ 20,770    $  4,000    $ 2,191   $  6,191
                                                              ========    =======   ========    ========    =======   ========
Weighted average shares outstanding(6)......................    18,334      8,314     28,311      13,590      6,674     21,599
                                                              ========    =======   ========    ========    =======   ========
Net income per share(6).....................................  $   0.78    $  0.77   $   0.73    $   0.29    $  0.33   $   0.29
                                                              ========    =======   ========    ========    =======   ========

                                                                        TWELVE MONTHS ENDED DECEMBER 31,
                                               ----------------------------------------------------------------------------------
                                                             1996                          1995                     1994
                                               --------------------------------   ----------------------   ----------------------
                                                    HISTORICAL                    HISTORICAL               HISTORICAL
                                               --------------------               ----------               ----------
                                               NATIONAL-              PRO FORMA                PRO FORMA                PRO FORMA
                                                OILWELL     DRECO     COMBINED      DRECO      COMBINED      DRECO      COMBINED
                                               ---------   --------   ---------   ----------   ---------   ----------   ---------
Revenues.....................................  $648,621    $113,195   $761,816     $95,402      $95,402     $76,684      $76,684
Cost of revenues.............................   557,354      84,310    641,664      70,699       70,699      56,430       56,430
                                               --------    --------   --------     -------      -------     -------      -------
Gross profit.................................    91,267      28,885    120,152      24,703       24,703      20,254       20,254
Selling, general, and administrative.........    56,559      19,483     76,042      14,700       14,700      15,344       15,344
Special charges (income).....................    16,611          --     16,611          --           --          --           --
Equity loss..................................        --          --         --          --           --      11,891       11,891
                                               --------    --------   --------     -------      -------     -------      -------
Operating income.............................    18,097       9,402     27,499      10,003       10,033      (6,981)      (6,981)
Interest and financial costs.................   (12,095)       (146)   (12,241)        (31)         (31)       (180)        (180)
Interest income..............................       440         859      1,299       1,153        1,153       1,112        1,112
Other income (expense).......................       352        (191)       161         897          897       1,150        1,150
                                               --------    --------   --------     -------      -------     -------      -------
Income (loss) before income taxes and
  extraordinary loss.........................     6,794       9,924     16,718      12,022       12,022      (4,899)      (4,899)
Provision for income taxes(5)................     2,549       4,022      6,571       4,198        4,198         421          421
                                               --------    --------   --------     -------      -------     -------      -------
Income (loss) before extraordinary loss......     4,245       5,902     10,147       7,824        7,824      (5,320)      (5,320)
                                               ========    ========   ========     =======      =======     =======      =======
Weighted average shares outstanding(6).......    14,357       6,486     22,140
                                               ========    ========   ========
Income per share before extraordinary
  loss(6)....................................  $   0.18    $   0.91   $   0.46
                                               ========    ========   ========

    The accompanying notes are an integral part of these unaudited pro forma combined consolidated financial statements.

                           NATIONAL-OILWELL AND DRECO

                     NOTES TO UNAUDITED PRO FORMA COMBINED

                       CONSOLIDATED FINANCIAL STATEMENTS

(1) To record payment of estimated business combination costs of $8.5 million, representing one-time professional and advisory fees directly related to the Transaction, as well as severance, consolidation and other integration costs. The one-time business combination costs are not reflected in the Unaudited Pro Forma Combined Consolidated Statements of Operations since they are non-recurring in nature.

(2) To reclassify deferred tax liabilities against deferred tax assets.

(3) To record the issuance of 9,380,666 shares, par value $.01, of National-Oilwell Common Stock in exchange for all 7,817,222 shares of Dreco Common Shares outstanding at June 30, 1997, based upon an Exchange Ratio which is indirectly equivalent to 1.2 shares of National-Oilwell Common Stock for each Dreco Common Share and assuming all Exchangeable Shares are exchanged for National-Oilwell Common Stock.

(4) The Pro Forma Combined Consolidated Statements of Operations reflect no adjustments to the historical statements of operations of National-Oilwell and Dreco, other than reflecting Dreco's results in accordance with U.S. GAAP, as there are no significant combination benefits assumed and no significant adjustments would be required to conform the accounting policies of the two companies. The Pro Forma Combined financial data for 1995 and 1994 are the same as the Dreco historical financial data because National-Oilwell did not exist as a corporation prior to January 1, 1996.

(5) Prior to January 1, 1996, National-Oilwell was a general partnership and therefore not subject to U.S. federal and state income taxes.

(6) The pro forma income per share data is computed on the basis of the combined weighted average number of shares of common stock and common stock equivalents of National-Oilwell and Dreco for each period presented based upon an Exchange Ratio which is indirectly equivalent to 1.2 shares of National-Oilwell Common Stock for each Dreco Common Share and assumes all Exchangeable Shares are exchanged for National-Oilwell Common Stock.

(7) The Transaction contemplated herein may result in a limitation on the ability of Dreco's U.S. subsidiary to utilize certain U.S. net operating loss ("NOL") carryforwards under the change in ownership provisions of
    Section 382 of the U.S. Code. The effect of any limitation would depend on a number of factors, including future U.S. taxable income and an allocation of the total Transaction value to the U.S. operations. Due to uncertainty regarding realization of the NOLs, no deferred tax asset representing the future tax benefits of the NOLs have been recorded in Dreco's historical financial statements. Accordingly, this Transaction will not result in the limitation of a recorded asset but could result in a limitation of the combined company's ability to utilize the unrecorded NOLs.

                                  THE MEETINGS
NATIONAL-OILWELL

     Purpose of the Meeting. The purpose of the National-Oilwell Meeting is to consider and act upon (i) a proposal to approve the Combination Agreement and the transactions contemplated thereby, (ii) a proposal to approve and adopt the Recapitalization Plan and (iii) such other business as may be properly presented to the meeting.

     Recommendation of the Board of Directors. THE BOARD OF DIRECTORS OF NATIONAL-OILWELL BELIEVES THAT THE TRANSACTION IS IN THE BEST INTERESTS OF NATIONAL-OILWELL STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT THE
NATIONAL-OILWELL STOCKHOLDERS VOTE TO (I) APPROVE THE COMBINATION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND (II) APPROVE AND ADOPT THE RECAPITALIZATION PLAN.


     Solicitation and Voting of Proxies. The accompanying proxy is solicited on behalf of the board of directors of National-Oilwell for use at the National-Oilwell Meeting, to be held at the ITT Sheraton Hotel, 1919 Briar Oaks, Houston, Texas, on September 23, 1997 at 9:00 a.m. (Houston time). Only holders of record of National-Oilwell Common Stock at the close of business on August 8, 1997, will be entitled to vote at the National-Oilwell Meeting. At the close of business on that date, there were 18,161,175 shares of National-Oilwell Common Stock outstanding and entitled to vote. A majority of those shares, present in person or by proxy, will constitute a quorum for the transaction of business. Abstentions and broker non-votes will be considered to be represented for purposes of a quorum. This Joint Proxy Statement and the accompanying form of proxy were first mailed to National-Oilwell Stockholders on or about August 21, 1997.


     Revocability of Proxy. A stockholder who has given a proxy may revoke it at any time before it is exercised at the National-Oilwell Meeting, by (i) delivering to the secretary of National-Oilwell (by any means, including facsimile) a written notice stating that the proxy is revoked, (ii) signing and so delivering a proxy bearing a later date or (iii) attending the National-Oilwell Meeting and voting in person (although attendance at the National-Oilwell Meeting will not, by itself, revoke a proxy).

     Expenses of Proxy Solicitation. The cost of soliciting proxies to be voted at the National-Oilwell Meeting will be paid by National-Oilwell. Beacon Hill Partners, Inc., 90 Broad Street, New York, New York has been employed to solicit proxies by mail, telephone or personal solicitation for a fee of approximately $3,500 plus expenses. National-Oilwell has also arranged for reimbursement, at the rate suggested by the NYSE, to brokerage houses, nominees, custodians and fiduciaries for the forwarding of proxy materials to the beneficial owners of shares held of record. Proxies may also be solicited by directors, officers, and employees of National-Oilwell, but such persons will not be specially compensated for such services.

     Voting Rights. Holders of National-Oilwell Common Stock are entitled to one vote for each share held as of the National-Oilwell Record Date. Approval by the National-Oilwell Stockholders of the Combination Agreement and the transactions contemplated thereby is required by the rules of the NYSE. Such approval requires the affirmative vote of a majority of votes cast on the proposal, either in person or by proxy, at the National-Oilwell Meeting, provided that the total votes cast on the proposal represent over 50% of the outstanding shares of National-Oilwell Common Stock entitled to vote on the proposal. Approval and adoption of the Recapitalization Plan requires the affirmative vote of the holders of a majority of the outstanding shares of National-Oilwell Common Stock. National-Oilwell will count abstentions in tabulations of votes cast, and an abstention, therefore, will have the same effect as a vote against a proposal. Under Delaware case law, broker non-votes (shares which are present at the meeting and for which a broker or nominee has received no instruction by the beneficial owner as to how such owner wishes the shares to be voted) are counted for purposes of determining whether a quorum is present at the meeting, but are not counted for purposes of determining whether a proposal has been approved. Thus, a broker non-vote will have the same effect as a negative vote with regard to the proposal to approve the Recapitalization Plan. Broker non-votes will not count as shares voting "for" or "against" with respect to approval of the Combination Agreement and the transactions contemplated thereby and will not be considered as shares entitled to vote on the proposal for purposes of determining whether such proposal has been approved.

     Auditors. Ernst & Young LLP, independent auditors, have served as the independent auditors of National-Oilwell since 1987. Representatives of Ernst & Young LLP plan to attend the National-Oilwell Meeting and will be available to answer appropriate questions. Its representatives will also have an opportunity to make a statement at the meeting if they so desire, although it is not expected that any statement will be made.

     Stockholder Proposals. Any National-Oilwell Stockholder who wishes to submit a proposal for action to be included in the proxy statement and form of proxy relating to National-Oilwell's 1998 annual meeting of stockholders is required to submit such proposal to National-Oilwell on or before December 31, 1997.

DRECO

     Purpose of the Meeting. The purpose of the Dreco Meeting is to consider and act upon the Arrangement Resolution and such other business as may be properly presented to the meeting.

     Recommendation of the Board of Directors. THE BOARD OF DIRECTORS OF DRECO BELIEVES THAT THE TRANSACTION IS IN THE BEST INTERESTS OF DRECO SHAREHOLDERS AND DRECO OPTIONHOLDERS AND RECOMMENDS THAT THE DRECO SHAREHOLDERS AND DRECO OPTIONHOLDERS VOTE IN FAVOR OF THE ARRANGEMENT RESOLUTION.

     Solicitation and Voting of Proxies.   The accompanying proxy is solicited
on behalf of the board of directors of Dreco for use at the Dreco Meeting. The solicitation of proxies will be primarily by mail, but proxies may also be solicited personally or by telephone by regular employees of Dreco without special compensation. The cost of solicitation will be borne by Dreco. Dreco may also pay brokers or nominees holding Dreco Common Shares in their names or in the names of their principals for their reasonable expenses in sending solicitation material to their principals. In addition, Dreco has engaged the services of Beacon Hill Partners, Inc., 90 Broad Street, New York, New York, a proxy solicitation firm, to distribute proxy solicitation materials to brokers, banks and other nominees and to assist in the solicitation of proxies from its shareholders for a fee of $4,500, plus mailing expenses. This Joint Proxy Statement/Prospectus and the accompanying form of proxy were first mailed to Dreco Shareholders and Dreco Optionholders on or about August 25, 1997.

     Only holders of record of Dreco Common Shares or Dreco Options at the close of business on the Dreco Record Date will be entitled to vote at the Dreco Meeting, subject to the provisions of the ABCA regarding transfers of Dreco Common Shares after the Dreco Record Date. See the "Notice of Special Meeting of Shareholders and Optionholders" accompanying this Joint Proxy Statement/Prospectus. At the close of business on the Dreco Record Date, there were 7,822,822 Dreco Common Shares outstanding and 538,950 Common Shares subject to outstanding Dreco Options.

     Pursuant to the Interim Order (i) the quorum at the Dreco meeting will be one Shareholder or Optionholder present in person or by proxy and holding or representing any combination of 33 1/3% of the votes attaching to the Dreco Common Shares outstanding, directly in the case of Dreco Common Shares and derivatively in the case of Dreco Options, and (ii) the vote required to approve the Arrangement Resolution is 66 2/3% of the votes actually cast (not counting for this purpose abstentions, spoiled votes, illegible votes and/or defective votes). For these purposes each Dreco Common Share carries one vote, and each Dreco Option carries the number of votes equal to the number of Dreco Common Shares subject to the Dreco Option.

     Pursuant to the Interim Order, a proxy, in order to be acted upon at the Dreco Meeting (or any adjournment or postponement of the Dreco Meeting) must (i) be received by Dreco at the registered office of Dreco (as set forth in this Joint Proxy Statement/Prospectus) or by Montreal Trust Company of Canada at its principal transfer office in Calgary, at Suite 600, 530-8th Avenue S.W., Calgary, Alberta, Canada T2P 3S8 not later than 11:00 a.m. (Calgary time) on the second day preceding the Dreco Meeting (or any adjournment or postponement thereof) or (ii) be deposited with the scrutineers for the attention of the Chairman at the Dreco Meeting (or any adjournment or postponement thereof).

     Appointment of Proxy and Discretionary Authority. A DRECO SHAREHOLDER OR DRECO OPTIONHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A DRECO SHAREHOLDER OR DRECO OPTIONHOLDER), OTHER THAN PERSONS DESIGNATED IN THE RESPECTIVE FORM OF PROXY ACCOMPANYING THIS JOINT PROXY STATE-

MENT/PROSPECTUS, AS NOMINEE TO ATTEND AND ACT FOR AND ON BEHALF OF SUCH SHAREHOLDER OR OPTIONHOLDER AT THE DRECO MEETING AND MAY EXERCISE SUCH RIGHT BY INSERTING THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED ON THE RESPECTIVE FORM OF PROXY.

     The Dreco Shares and Dreco Options represented by proxies at the Dreco Meeting will be voted in accordance with the instructions of the Dreco Shareholder or Dreco Optionholder on any ballot that may be called for and, where the person whose proxy is solicited specifies a choice with respect to any matter to be voted upon, his or her shares or options shall be voted in accordance with the specifications so made.

     IF A DRECO SHAREHOLDER OR DRECO OPTIONHOLDER APPOINTS A PERSON DESIGNATED BY MANAGEMENT IN THE PROXY AS NOMINEE AND DOES NOT DIRECT THE MANAGEMENT NOMINEE TO VOTE EITHER FOR OR AGAINST THE MATTER OR MATTERS WITH RESPECT TO WHICH AN OPPORTUNITY TO SPECIFY HOW THE SHARES OR OPTIONS REGISTERED IN THE NAME OF SUCH SHAREHOLDER OR OPTIONHOLDER SHALL BE VOTED, THE PROXY SHALL BE VOTED FOR SUCH MATTER OR MATTERS PROPOSED IN THIS JOINT PROXY STATEMENT/PROSPECTUS.

     THE FORMS OF PROXY ACCOMPANYING THIS JOINT PROXY STATEMENT/PROSPECTUS CONFER DISCRETIONARY AUTHORITY UPON THE PROXY NOMINEES WITH RESPECT TO AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE ACCOMPANYING NOTICE OF THE DRECO MEETING AND OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE DRECO MEETING. Dreco management knows of no matters to come before the Dreco Meeting other than the matters referred to in the accompanying Notice of the Dreco Meeting. However, if any other matters which are not now known to management should properly come before the Dreco Meeting, the Dreco Shares and Dreco Options represented by proxies in favor of management nominees will be voted on such matters in accordance with the best judgment of the proxy nominee.

     Revocation of Proxies. Proxies given by Dreco Shareholders or Dreco Optionholders for use at the Dreco Meeting may be revoked at any time prior to their use. A Dreco Shareholder or Dreco Optionholder giving a proxy may revoke the proxy (i) by instrument in writing executed by the Dreco Shareholder or Dreco Optionholder or by his or her attorney authorized in writing, or, if the Dreco Shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized indicating the capacity under which such officer or attorney is signing, and deposited at the registered office of Dreco (as set forth in this Joint Proxy Statement/Prospectus) or with Montreal Trust Company of Canada at its principal transfer office in Calgary at Suite 600, 530-8th Avenue S.W. Calgary, Alberta, Canada T2P 3S8 not later than 11:00 a.m. (Calgary time), in each case on the second business day preceding the day of the Dreco Meeting, or any adjournment or postponement thereof, or with the scrutineers for the attention of the chairman of the Dreco Meeting on the day of such Dreco Meeting or adjournment or postponement thereof, (ii) by a duly executed and deposited proxy bearing a later date or time than the date or time of the proxy being revoked, (iii) by voting in person at the Dreco Meeting (although attendance at the Dreco Meeting will not in and of itself constitute a revocation of a proxy) or (iv) in any other manner permitted by law.

     Auditors. Coopers & Lybrand has served as Dreco's auditors since 1979, although during Dreco's reorganization proceedings, Dreco's financial statements for the fiscal years ended August 31, 1983, 1984 and 1985 were not audited. Representatives of Coopers & Lybrand plan to attend the Dreco Meeting and will be available to answer appropriate questions. Its representatives will also have an opportunity to make a statement at the meeting if they so desire, although it is not expected that any statement will be made.


     Shareholder Proposals. Any Dreco Shareholder who wished to submit a proposal for action to be included in the proxy statement and form of proxy relating to Dreco's 1998 annual meeting of shareholders was required to submit such proposal to Dreco on or before August 9, 1997. If the Transaction is consummated, National-Oilwell will be the only holder of a Dreco Common Share, of which there will be only one authorized.

                                THE TRANSACTION
BACKGROUND

     In December 1996, Dreco management was approached by a major oilfield products and services supplier concerning a possible acquisition of or business combination with Dreco. In response to these general discussions, on January 13, 1997, the Dreco board of directors established a special committee comprised of Messrs. Jerry E. Goldress, P. Stuart Grant, Glenn E. Taylor, Jr., and Ronald A. Robinson. Shortly thereafter, the special committee retained Credit Suisse First Boston as its exclusive financial advisor in connection with the discussions with such supplier or any other party regarding a sale of, or business combination involving, Dreco. In February 1997, such supplier advised Dreco that it would be delayed in pursuing discussions with Dreco.

     On March 11, 1997, April 3, 1997 and April 4, 1997, the Dreco board of directors met to review strategic alternatives available to Dreco. At the April 4, 1997 meeting, the Dreco board of directors instructed Dreco management to informally investigate, assess and make recommendations to the board of directors respecting strategic alternatives and, pursuant to this instruction, Dreco management held preliminary discussions with several other participants in the oilfield products and services industry.

     In early April 1997 National-Oilwell management contacted Dreco management to arrange a preliminary meeting to discuss National-Oilwell's interest in a combination with Dreco. On April 18, 1997, National-Oilwell management met with representatives of Merrill Lynch to discuss a possible transaction as well as potential exchange ratios and to establish criteria for an initial valuation and on April 20, 1997, retained Merrill Lynch as its financial adviser in connection with the Transaction.

     On April 21, 1997, management of National-Oilwell and Dreco first met in Edmonton, Alberta, Canada to discuss the strategic fit and other matters regarding a possible combination based upon a stock-for-stock exchange. A series of meetings and teleconferences involving National-Oilwell management, its executive committee of the board of directors and Merrill Lynch representatives resulted in a teleconference between management of the two companies on April 24, 1997 that outlined a possible transaction and structure.

     Management of Dreco presented the possible transaction and structure to members of the special committee of the Dreco board of directors and representatives of Credit Suisse First Boston on April 25, 1997. Discussions continued and on April 30, 1997, representatives of both companies signed a confidentiality agreement and met, along with their respective financial advisors, to exchange financial data and operating information. Additional discussions and exchanges of data occurred over the next five days. During the period from May 1 to May 9, 1997, the management of Dreco had telephone discussions with members of the Dreco board of directors to advise them of the status of the discussions.

     On May 5, 1997, the board of directors of National-Oilwell met along with management and Merrill Lynch representatives to consider the potential combination and review the proposed terms and the combination effects. Prior to the meeting, the directors received materials prepared by management and Merrill Lynch, along with current financial statements filed by Dreco with the SEC and other public data on Dreco. All of the directors of National-Oilwell were present at the meeting, and they unanimously authorized management to pursue further discussions regarding a potential combination on terms similar to those discussed.

     Negotiations continued over the following week, including discussions between management and U.S. and Canadian counsel for both companies of various terms of the combination.

     On May 13, 1997, the board of directors of National-Oilwell met to review the final terms of the proposed combination as set forth in the Combination Agreement. At the meeting, Merrill Lynch rendered its oral opinion, confirmed by subsequent written opinion dated May 13, 1997, that as of the date thereof and based upon and subject to the factors and assumptions set forth therein, the Exchange Ratio was fair to National-Oilwell from a financial point of view. See "-- Opinions of Financial Advisors -- Opinion of Merrill Lynch." Each of the National-Oilwell directors, along with members of management and outside counsel were present at the meeting, and the directors unanimously approved the proposed combination and the Combination Agreement.

     On May 13, 1997, the board of directors of Dreco met to review the final terms of the proposed combination as set forth in the Combination Agreement. At the meeting, Credit Suisse First Boston delivered its oral opinion, which was confirmed by a written opinion dated May 13, 1997, that as of such date and based upon and subject to the matters set forth therein, the Exchange Ratio was fair to the Dreco Shareholders from a financial point of view. See "-- Opinions of Financial Advisors -- Opinion of Credit Suisse First Boston." Nine of the eleven Dreco directors, along with members of management and outside counsel were present at the meeting, and the directors unanimously approved the proposed combination and the Combination Agreement.

     On May 14, 1997, the Combination Agreement was executed and delivered on behalf of both companies and an announcement thereof was released to the public prior to the opening of the respective stock exchanges.

     Throughout the negotiations between the two parties, various material terms were proposed and discussed. Initially, management of the two companies discussed a possible combination based on a stock-for-stock exchange. During the negotiation of the material terms, the two companies discussed potential break-up fees for various terminations of the Combination Agreement, with National-Oilwell requesting an option to acquire Dreco stock, and a potential exchange ratio of one Exchangeable Share for each Dreco Common Share. The managements ultimately reached a preliminary understanding subject to board approval and the signing of a definitive agreement that there would be certain break-up fees, but National-Oilwell would forego its request for an option to purchase Dreco stock. The parties also reached a preliminary understanding that the Exchange Ratio of Exchangeable Shares for Dreco Common Shares would be 1.2:1, subject to adjustment in certain circumstances. These terms became the final terms when both boards of directors approved the understandings during the night of May 13, 1997 and a definitive agreement was signed before the market opened on May 14, 1997. See "-- The Combination Agreement -- Termination Fee" and "-- The Combination Agreement -- Exchange Ratio Adjustment."

REASONS FOR THE TRANSACTION

     Each of National-Oilwell and Dreco believes that the Transaction will allow the two companies to combine their resources to enhance their ability to compete in the oilfield products and services industry. The board of directors of National-Oilwell considered the following reasons in unanimously approving the
Transaction:

          1. The anticipated business advantages resulting from the combination of the two companies, specifically:

             a) The ability of the combined companies to provide a more complete rig package to customers. This will result through the combination of National-Oilwell's oilfield equipment operations (which emphasize the major machinery components of a drilling rig) and Dreco's rig fabrication business (which emphasizes the design and construction of derricks, masts and substructures).

             b) The attractiveness to many customers of the combination of Dreco's engineering expertise with the size and after-market support of National-Oilwell.

             c) The addition of Dreco's downhole products business as a third business segment and the ability of the combined company to market and deliver Dreco's line of downhole products through National-Oilwell's extensive distribution system.

          2. The benefits to the National-Oilwell Stockholders of increasing the number of publicly traded shares of National-Oilwell. This increase is expected to result in corresponding increases in market capitalization, trading volume and institutional interest in National-Oilwell's business and securities.

          3. The benefits to National-Oilwell that will result from a stronger balance sheet and larger absolute size, such as increased access to capital and financial markets, which National-Oilwell anticipates will lower the future costs of equity and debt transactions.

     In addition to the foregoing reasons, the board of directors of National-Oilwell also considered the opinion of Merrill Lynch dated May 13, 1997 to the effect that, as of such date and based on and subject to the factors and assumptions set forth therein, the Exchange Ratio was fair, from a financial point of view, to National-Oilwell. See "-- Opinions of Financial
Advisors -- Opinion of Merrill Lynch."

     The National-Oilwell board of directors also considered as a potential disadvantage the potential increase of National-Oilwell's reliance on revenue from a limited number of large contracts due to Dreco's reliance on such revenue. See "Risk Factors -- Dreco's Reliance on Significant Contracts."

     The board of directors of Dreco considered the following factors in approving the Transaction:

          1. The general trend in the oilfield products and services industry is towards fewer, larger suppliers who are able to supply a broad range of oilfield products and services to their customers. The combined entity will provide a broader range of products and services, which the board of directors of Dreco believes will make it a more attractive supplier to the industry.

          2. The combined entity is expected to be less exposed to risk of a downturn in the new rig and equipment construction segment than Dreco would be on a stand-alone basis. The combined entity is expected to be more diversified across the industry segments, combining National-Oilwell's conventional product businesses with Dreco's specialized product engineering and manufacturing businesses. The combined entity is expected to be less subject to fluctuations in demand in any particular segment of the oilfield products and services industry.

          3. The combined entity will be significantly larger than Dreco and will be able to compete more effectively if the industry consolidation trend continues.

          4. The Transaction can be effected on a tax deferred basis for most Dreco Shareholders and Dreco Optionholders resident in Canada. In addition, it is more likely than not that the Transaction can be effected on a tax deferred basis for most Dreco Shareholders and Dreco Optionholders resident in the United States.

          5. The management of Dreco believes that trading prices of the Exchangeable Shares would reasonably be expected to closely follow trading prices of National-Oilwell Common Stock, resulting in holders of Exchangeable Shares holding securities which would trade in a larger, more liquid market than that presently existing for Dreco Common Shares.

          6. The combined entity will have a stronger balance sheet and larger absolute size than Dreco, which should result in increased access to capital and financial markets.

          7. The oral opinion of Credit Suisse First Boston, delivered to the board of directors of Dreco on May 13, 1997 and subsequently confirmed in writing, that, as of such date and based upon and subject to the matters set forth therein, the Exchange Ratio was fair to the Dreco Shareholders from a financial point of view. See "-- Opinions of Financial
     Advisors -- Opinion of Credit Suisse First Boston."

     In view of the variety of factors considered in connection with their evaluations of the Transaction, neither the National-Oilwell nor the Dreco board of directors found it practicable to and did not quantify or otherwise assign relative strengths to the specific factors considered. For risk factors related to the Transaction considered at various times by the two companies, see "Risk Factors."

OPINIONS OF FINANCIAL ADVISORS

  OPINION OF MERRILL LYNCH

     In April 1997 National-Oilwell retained Merrill Lynch to act as its financial advisor in connection with a possible business combination between National-Oilwell and Dreco. On May 13, 1997 Merrill Lynch rendered to the National-Oilwell board of directors its oral opinion, later confirmed in writing (the "Merrill Lynch Opinion"), that, as of such date and based upon and subject to the factors and assumptions set forth therein, the Exchange Ratio was fair to National-Oilwell from a financial point of view. Merrill Lynch subsequently confirmed as of the date hereof the Merrill Lynch Opinion. No limitations were imposed by the board of directors of National-Oilwell upon Merrill Lynch with respect to the investigations made or procedures followed by Merrill Lynch in rendering the Merrill Lynch Opinion.

     THE FULL TEXT OF THE MERRILL LYNCH OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND QUALIFICATIONS AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY MERRILL LYNCH, IS ATTACHED AS ANNEX H TO THIS JOINT PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. MERRILL LYNCH HAS CONSENTED TO THE USE OF APPENDIX H, CONTAINING THE MERRILL LYNCH OPINION, IN THIS JOINT PROXY STATEMENT/PROSPECTUS, AND TO THE REFERENCES TO MERRILL LYNCH UNDER THE HEADINGS "SUMMARY" AND "THE TRANSACTION" IN THIS JOINT PROXY STATEMENT/PROSPECTUS. IN GIVING SUCH CONSENT MERRILL LYNCH DOES NOT ADMIT THAT IT COMES WITHIN THE CATEGORY OF PERSONS WHOSE CONSENT IS REQUIRED UNDER SECTION 7 OF THE SECURITIES ACT OR THE RULES AND REGULATIONS OF THE SEC PROMULGATED THEREUNDER, NOR DOES MERRILL LYNCH ADMIT THAT IT IS AN EXPERT WITH RESPECT TO ANY PART OF THE REGISTRATION STATEMENT IN WHICH THIS JOINT PROXY STATEMENT/PROSPECTUS IS INCLUDED WITHIN THE MEANING OF THE TERM "EXPERTS" AS USED IN THE SECURITIES ACT OR THE RULES AND REGULATIONS OF THE SEC PROMULGATED THEREUNDER. THE SUMMARY OF THE MERRILL LYNCH OPINION SET FORTH IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION. NATIONAL-OILWELL STOCKHOLDERS ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY. THE MERRILL LYNCH OPINION WAS PROVIDED TO THE NATIONAL-OILWELL BOARD OF DIRECTORS FOR ITS INFORMATION AND IS DIRECTED ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE EXCHANGE RATIO TO NATIONAL-OILWELL, DOES NOT ADDRESS THE MERITS OF THE UNDERLYING DECISION BY NATIONAL-OILWELL TO ENGAGE IN THE TRANSACTION, AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY NATIONAL-OILWELL STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE WITH RESPECT TO THE COMBINATION AGREEMENT OR ANY MATTER RELATED THERETO.

     The Exchange Ratio was determined through negotiations between National-Oilwell and Dreco and was approved by the National-Oilwell board of directors.

     The summary set forth below does not purport to be a complete description of the analyses underlying the Merrill Lynch Opinion or the presentation made by Merrill Lynch to the National-Oilwell board of directors. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Merrill Lynch did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Merrill Lynch believes that its analyses must be considered as a whole, that all factors considered as a whole, and not individually, were material to the process underlying its opinion, and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion.

     In performing its analyses, numerous assumptions were made with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Merrill Lynch, National-Oilwell or Dreco. Any estimates contained in the analyses performed by Merrill Lynch are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such business or securities might actually be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. In addition, as described above, the Merrill Lynch Opinion and Merrill Lynch's presentation to the National-Oilwell board of directors were among several factors taken into consideration by the National-Oilwell board of directors in making its determination to approve the Combination Agreement. Consequently, the Merrill Lynch analyses described below should not be viewed as determinative of the decision of the National-Oilwell board of directors or National-Oilwell's management with respect to the fairness of the Exchange Ratio.

     In arriving at its opinion, Merrill Lynch, among other things: (i) reviewed certain publicly available business and financial information relating to each of National-Oilwell and Dreco which Merrill Lynch deemed to be relevant, (ii) reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of National-Oilwell and Dreco furnished to Merrill Lynch by National-Oilwell's and Dreco's managements, as well as the amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction furnished to Merrill Lynch by the management of National-Oilwell (the "Expected Savings and Synergies"), (iii) conducted discussions with members of senior management and representatives of National-Oilwell and Dreco concerning their respective businesses and prospects before and after giving effect to the Transaction; (iv) reviewed the historical market prices and valuation multiples for National-Oilwell Common Stock and Dreco Common Shares and compared them with those of certain publicly traded companies which Merrill Lynch deemed to be comparable, (v) reviewed the results of operations of National-Oilwell and Dreco and compared them with certain companies which Merrill Lynch deemed to be comparable, (vi) compared the financial terms of the Transaction with the financial terms of certain other transactions which Merrill Lynch deemed to be comparable, (vii) reviewed the potential pro forma impact of the Transaction on the capitalization, earnings and cash flow of National-Oilwell, (viii) reviewed drafts dated May 12, 1997 of the Combination Agreement and various related documents and instruments (collectively, the "Documents"), and (ix) reviewed such other financial studies and analyses and took into account such other matters as Merrill Lynch deemed necessary.

     In preparing its opinion, Merrill Lynch relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was supplied or otherwise made available to Merrill Lynch by Dreco and National-Oilwell, or otherwise reviewed by Merrill Lynch, and Merrill Lynch has not assumed any responsibility or liability therefor. Merrill Lynch has not conducted any valuation or appraisal of any assets or liabilities of Dreco or National-Oilwell, nor have any such valuation or appraisals been provided to Merrill Lynch. In addition, in preparing its opinion, Merrill Lynch did not make any physical inspections of the properties or assets of Dreco or National-Oilwell. With respect to the financial forecasts furnished by Dreco and National-Oilwell, Merrill Lynch assumed that such forecasts were reasonably prepared based on assumptions reflecting the best currently available estimates and judgements by Dreco's and National-Oilwell's managements, respectively, as to the expected future prospects of Dreco and National-Oilwell to which such forecasts relate. With respect to the publicly available analysts' earnings forecasts for National-Oilwell, Dreco and other entities used by Merrill Lynch in preparing its opinion, Merrill Lynch assumed that they were reasonably prepared and reflected the best publicly available information. With respect to the financial forecast information and the Expected Savings and Synergies discussed with Merrill Lynch by National-Oilwell, Merrill Lynch assumed that they were reasonably prepared and reflected the best currently available estimates and judgment of National-Oilwell's management as to the expected future financial performance of, or expenses or benefits to, National-Oilwell or Dreco, as the case may be (including after taking into account the impact of the Transaction) and that in all material respects they will be realized in the amounts and times indicated thereby. Merrill Lynch expressed no opinion as to such financial forecast information, the publicly available analysts' earnings forecasts or the Expected Savings and Synergies or the assumptions on which they were based. Merrill Lynch also assumed that the Transaction will constitute a reorganization within the meaning of Section 368 of the U.S. Code, and qualify for accounting treatment as a pooling of interests.

     For purposes of rendering its opinion Merrill Lynch assumed, in all respects material to its analysis, that the representations and warranties of each party to the Documents contained therein are true and correct, that each party to the Documents will perform all of the covenants and agreements required to be performed by such party under such Documents and that all conditions to the consummation of the Transaction will be satisfied without waiver thereof.

     Merrill Lynch also assumed that all material governmental, regulatory or other consents and approvals will be obtained in connection with the Transaction and that in the course of obtaining any necessary governmental, regulatory or other consents and approvals, or any amendments, modifications or waivers to any documents to which either of National-Oilwell or Dreco is party, no restrictions will be imposed or amendments, modifications or waivers made that would have any material adverse effect on the contemplated benefits to National-Oilwell of the Transaction.

     The Merrill Lynch Opinion is necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of such opinion. Merrill Lynch was not asked to consider, and the Merrill Lynch Opinion does not in any manner address, the price at which shares of National-Oilwell Common Stock will actually trade following consummation of the Transaction.

     The following is a brief summary of the material analyses presented by Merrill Lynch to the National-Oilwell board of directors in connection with the rendering of the Merrill Lynch Opinion.

     The valuation methodologies outlined below were used to make a determination of Dreco's enterprise value. Dreco's debt as at February 28, 1997 was then subtracted, and cash as at February 28, 1997 was added to derive its equity value. Such equity value was divided by the fully diluted shares outstanding as of February 28, 1997, using the treasury stock method, to determine Dreco's per share equity value. From the summary per share equity value ranges determined by Merrill Lynch by the valuation methodologies, Merrill Lynch determined a relevant per share equity value range for Dreco of $46.00 to $55.00. Therefore, the ratio of the National-Oilwell stock price at May 12, 1997 of $39.13 to the relevant per share equity value range for Dreco determined by Merrill Lynch of $46.00 to $55.00 was in the range of 1.18 to 1.41, compared with the Exchange Ratio of 1.20.

     Comparable Transactions Analysis. Merrill Lynch reviewed certain publicly available information regarding fourteen selected oil services industry transactions from January 1994 to the present. The comparable transactions and the dates of the transactions are as follows: Baker Hughes Incorporated's acquisition of Drilex International Inc. (pending), Tidewater Inc.'s acquisition of Ocean Group plc (pending), Camco International Inc.'s acquisition of Production Operators Corp. (pending), Baker Hughes Incorporated's acquisition of Petrolite Corporation (pending), Halliburton Company's acquisition of Landmark Graphics Corporation (October 1996), BJ Services Company's acquisition of NOWSCO Well Service Ltd. (June 1996), Tuboscope Vetco International Corporation's acquisition of Drexel Oilfield Services (April 1996), Tidewater Inc.'s acquisition of Hornbeck Offshore Services, Inc. (March 1996), Weatherford International Incorporated's acquisition of Enterra Corporation (October 1995), BJ Services Company's acquisition of Western Company of North America (April
1995), Tidewater Inc.'s acquisition of Halliburton Compression (November 1994), Enterra Corporation's acquisition of Total Energy Services Co. (August 1994), Dresser Industries, Inc.'s acquisition of Wheatly TXT Corporation (August 1994) and Dresser Industries, Inc.'s acquisition of Baroid Corporation (January 1994) (collectively, the "Comparable Transactions").

     Merrill Lynch analyzed the multiples of the Total Consideration (defined as market value of equity at the transaction price, plus debt, less cash) and last twelve months ("LTM") earnings before tax, depreciation and amortization ("EBITDA") for the Comparable Transactions, which produced a summary reference multiple range of 10.0x to 12.0x. The summary reference multiple range produced an implied per share equity value range for Dreco of $40.86 to $48.49. Merrill Lynch also analyzed the multiples of the Equity Consideration (defined as market value of equity at the transaction price) and then publicly available LTM net income of the Comparable Transactions, which produced a summary reference multiple range 25.0x to 35.0x. The summary reference multiple range produced an implied per share equity value range for Dreco of $51.38 to $71.94. Based on the foregoing analyses, Merrill Lynch determined a summary reference range of per share values for Dreco of $45.00 to $55.00.

     No transaction in the comparable transaction analysis was identical to National-Oilwell's business combination with Dreco. Accordingly, analysis of the results of this comparison is not purely mathematical; rather, it involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the comparable acquired companies and other factors that could affect the acquisition value of such companies and Dreco.

     Comparable Public Company Analysis. Using publicly available information, Merrill Lynch compared certain financial and operating information and projected financial performance (reflecting a composite of research analysts' estimates) of Dreco and National-Oilwell with (i) the following publicly traded companies that Merrill Lynch deemed to be comparable: Camco International Inc., Energy Ventures, Inc., Tuboscope Vetco International Corporation and Weatherford Enterra, Inc. (the "Selected Comparables") and (ii) the following publicly traded medium capitalized oilfield service companies: BJ Services Company, Camco International Inc., Cooper Cameron Corporation, J. Ray McDermott S.A., Smith International, Inc., Tidewater Inc., Varco International, Inc. and Weatherford Enterra, Inc. (the "Mid-Cap Comparables").

     Merrill Lynch analyzed various multiples for both the Selected Comparables and the Mid-Cap Comparables, including: (i) Market Capitalization (defined as the market value of equity, plus debt, less cash) as a multiple of estimated 1997 EBITDA, (ii) Market Capitalization as a multiple of estimated 1998 EBITDA,
(iii) Market Value (defined as the market value of the equity) as a multiple of estimated 1997 net income and (iv) Market Value as a multiple of calendarized estimated 1998 net income. Such analyses produced the following summary reference multiples ranges: (i) Market Capitalization to estimated 1997 EBITDA of 9.0x to 11.0x, (ii) Market Capitalization to estimated 1998 EBITDA of 7.0x to 9.0x, (iii) Market Value to estimated 1997 net income of 18.0x to 21.0x and (iv) Market Value to estimated 1998 net income of 14.0x to 16.0x.

     The summary reference multiples ranges produced implied per share equity value ranges for Dreco as follows: (i) the Market Capitalization to estimated 1997 EBITDA summary reference multiple range of 9.0x to 11.0x produced an implied per share equity value range of $48.12 to $58.22, (ii) the Market Capitalization to estimated 1998 EBITDA summary reference multiple range of 7.0x to 9.0x produced an implied per share equity value range of $48.97 to $62.19,
(iii) the Market Value to estimated 1997 net income summary reference multiple range of 18.0x to 21.0x produced an implied per share equity value range of $54.94 to $64.10, and (iv) the Market Value to estimated 1998 net income summary reference multiple range of 14.0x to 16.0x produced an implied per share equity value range of $56.34 to $64.39. Based upon the foregoing analyses, Merrill Lynch determined a summary reference range of per share equity values for Dreco of $48.00 to $60.00.

     No company utilized in the comparable company analysis was identical to Dreco. Accordingly, an analysis of the results of this comparison is not purely mathematical; rather, it involves complex considerations and judgements concerning differences in historical and projected financial and operating characteristics of the comparable companies and other factors that could affect the value of such companies and Dreco.

     Discounted Cash Flow Analysis. Using a modified discounted cash flow methodology, Merrill Lynch calculated a range of per share values for Dreco based on Dreco management projections adjusted after discussion with National-Oilwell and Dreco managements. Using this methodology and a range of discount rates from 11.0% to 13.0%, Merrill Lynch determined a summary reference range of per share values for Dreco of $46.00 to $53.50.

     Pro Forma Merger Analysis. Merrill Lynch analyzed the pro forma effect of the Transaction on earnings per share ("EPS") of National-Oilwell during the calendar years 1997 and 1998, after giving effect to combined cost savings from the Transaction of $2.5 million and $7.5 million in 1997 and 1998, respectively. This analysis indicated that the Transaction would be accretive to National-Oilwell's projected EPS of $1.80 and $2.62 for calendar 1997 and 1998, respectively (based on Dreco projected calendarized net income of $24.8 million and $32.7 million for 1997 and 1998, respectively). The actual results achieved by the combined company may vary from projected results and the variations may be material.

     Engagement of Merrill Lynch. Pursuant to a letter agreement between National-Oilwell and Merrill Lynch, National-Oilwell has paid Merrill Lynch a fee of $250,000, and will become obligated to pay Merrill Lynch an additional fee of $1,750,000 payable upon the closing of the Transaction or other business combination consummated prior to April 29, 1998. In addition, if National-Oilwell receives or becomes entitled to any fee or reimbursement of expenses as a result of the termination of the Documents, National-Oilwell shall pay Merrill Lynch 15% of any such amounts less any amounts paid pursuant to the aforementioned fees. National-Oilwell also agreed to reimburse Merrill Lynch for its reasonable out-of-pocket expenses, including certain reasonable fees and disbursements of its legal counsel, not to exceed $100,000. Additionally, National-Oilwell agreed to indemnify Merrill Lynch and certain related persons for certain liabilities related to or arising out of its engagement, including liabilities under the federal securities laws.

     National-Oilwell retained Merrill Lynch based upon Merrill Lynch's experience and expertise. Merrill Lynch is an internationally recognized investment banking and advisory firm. Merrill Lynch, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwriting, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

Merrill Lynch has, in the past, provided financing services to National-Oilwell and financial advisory services to one of National-Oilwell's principal stockholders, and may continue to do so, and has received, and may receive, fees for the rendering of such services. In particular, Merrill Lynch acted as the lead managing underwriter in National-Oilwell's initial public offering of shares of National-Oilwell Common Stock in October 1996. In connection with that offering, Merrill Lynch made certain investigations of National-Oilwell and became generally familiar with its business at such time. In the ordinary course of its business, Merrill Lynch and its affiliates may actively trade the debt and equity securities of National-Oilwell and Dreco (and anticipate trading after the Transaction in the securities of National-Oilwell and Dreco) for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

  OPINION OF CREDIT SUISSE FIRST BOSTON

     Dreco retained Credit Suisse First Boston on January 15, 1997 as the exclusive financial advisor to the special committee of the board of directors of Dreco in connection with the possible sale of, or business combination involving, Dreco. Credit Suisse First Boston was selected by Dreco based on Credit Suisse First Boston's experience, expertise and familiarity with Dreco and its business. Credit Suisse First Boston is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

     In connection with Credit Suisse First Boston's engagement, Dreco requested that Credit Suisse First Boston evaluate the fairness of the Exchange Ratio from a financial point of view. On May 13, 1997, Credit Suisse First Boston delivered to the board of directors of Dreco an oral opinion, which was subsequently confirmed in writing, that as of such date and based upon and subject to the matters set forth therein, the Exchange Ratio was fair to the Dreco Shareholders from a financial point of view. Credit Suisse First Boston subsequently delivered to the board of directors of Dreco its written opinion dated the date hereof that, as of such date and based upon and subject to the matters set forth therein, the Exchange Ratio was fair to the Dreco Shareholders from a financial point of view. No limitations were imposed by the board of directors of Dreco upon Credit Suisse First Boston with respect to the investigations made or procedures followed by Credit Suisse First Boston in rendering its opinions.

     THE FULL TEXT OF THE CREDIT SUISSE FIRST BOSTON OPINION, WHICH SETS FORTH THE PROCEDURES FOLLOWED, ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED AS ANNEX I TO THIS JOINT PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. CREDIT SUISSE FIRST BOSTON HAS CONSENTED TO THE INCLUSION OF THE CREDIT SUISSE FIRST BOSTON OPINION AS ANNEX I TO THIS JOINT PROXY STATEMENT/PROSPECTUS AND TO THE REFERENCES MADE TO CREDIT SUISSE FIRST BOSTON, THE CREDIT SUISSE FIRST BOSTON OPINION AND ITS OPINION DATED MAY 13, 1997 IN THE JOINT PROXY STATEMENT/PROSPECTUS UNDER THE CAPTIONS ENTITLED "SUMMARY -- OPINIONS OF FINANCIAL ADVISORS", "SUMMARY -- THE TRANSACTION -- REASONS FOR THE TRANSACTION", "THE TRANSACTION -- BACKGROUND", AND "THE TRANSACTION -- OPINIONS OF FINANCIAL ADVISORS -- OPINION OF CREDIT SUISSE FIRST BOSTON". IN GIVING SUCH CONSENT, CREDIT SUISSE FIRST BOSTON DOES NOT ADMIT THAT IT COMES WITHIN THE CATEGORY OF PERSONS WHOSE CONSENT IS REQUIRED UNDER, NOR DOES IT ADMIT THAT IT IS AN "EXPERT" FOR PURPOSES OF, THE SECURITIES ACT AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER. DRECO SHAREHOLDERS ARE URGED TO READ THE CREDIT SUISSE FIRST BOSTON OPINION CAREFULLY IN ITS ENTIRETY. THE CREDIT SUISSE FIRST BOSTON OPINION IS DIRECTED TO DRECO'S BOARD OF DIRECTORS AND RELATES ONLY TO THE FAIRNESS OF THE EXCHANGE RATIO TO DRECO SHAREHOLDERS FROM A FINANCIAL POINT OF VIEW, DOES NOT ADDRESS ANY OTHER ASPECT OF THE TRANSACTION AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY DRECO SHAREHOLDER AS TO HOW SUCH DRECO SHAREHOLDER SHOULD VOTE AT THE DRECO MEETING. THE SUMMARY OF THE CREDIT SUISSE FIRST BOSTON OPINION SET FORTH IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT THEREOF.

     In arriving at its opinion, Credit Suisse First Boston reviewed certain publicly available business and financial information relating to National-Oilwell and Dreco, as well as the Combination Agreement, the Voting and Exchange Trust Agreement, the Support Agreement, the Plan of Arrangement and the appendices thereto. Credit Suisse First Boston also reviewed certain other information relating to National-Oilwell and Dreco, including financial forecasts, provided to Credit Suisse First Boston by National-Oilwell and Dreco, and met with the managements of National-Oilwell and Dreco to discuss the businesses and prospects of National-Oilwell and Dreco. Credit Suisse First Boston also considered certain financial and stock market data of National-Oilwell and Dreco and compared that data with similar data for other publicly held companies in businesses similar to National-Oilwell and Dreco and considered the financial terms of certain other business combinations and other transactions which have recently been effected or were then pending. Credit Suisse First Boston also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which Credit Suisse First Boston deemed relevant.

     In connection with its review, Credit Suisse First Boston did not assume any responsibility for independent verification of the information provided to or otherwise reviewed by it and relied on such information being complete and accurate in all material respects. With respect to financial forecasts, Credit Suisse First Boston assumed that such forecasts had been prepared on bases reflecting the best currently available estimates and judgments of the managements of National-Oilwell and Dreco as to the future financial performance of National-Oilwell and Dreco. In addition, Credit Suisse First Boston did not make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of National-Oilwell or Dreco, nor was Credit Suisse First Boston furnished with any such evaluations or appraisals. The Credit Suisse First Boston Opinion was necessarily based upon information available to Credit Suisse First Boston, and the financial, economic, market and other conditions as they existed and could be evaluated, on the date of the Credit Suisse First Boston Opinion. Credit Suisse First Boston did not express any opinion as to (i) what the value of the National-Oilwell Common Stock actually will be for purposes of any election by a Dreco Shareholder or when the National-Oilwell Common Stock is issued to Dreco Shareholders at the election of National-Oilwell, (ii) the prices at which the National-Oilwell Common Stock will trade subsequent to the Transaction or (iii) the cash amount or other consideration to be received by Dreco Shareholders upon an exchange of Exchangeable Shares.

     The summary set forth below does not purport to be a complete description of the analyses underlying the Credit Suisse First Boston Opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. In arriving at its opinions, Credit Suisse First Boston did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Credit Suisse First Boston believes that its analyses must be considered as a whole, that all factors considered, as a whole and not individually, were material to the process underlying its opinion, and that selecting portions of its analyses, without considering all analyses, would create a misleading or incomplete view of the processes underlying the Credit Suisse First Boston Opinion.

     In performing its analyses, Credit Suisse First Boston made numerous assumptions with respect to Dreco, National-Oilwell, industry performance, regulatory, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Dreco and National-Oilwell. No company, transaction or business used in such analysis as a comparison is identical to Dreco and National-Oilwell or the Transaction, nor is an evaluation of the results of such analyses entirely mathematical; rather such analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions being analyzed. The estimates contained in such analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. The opinion of Credit Suisse First Boston delivered to the board of directors of Dreco on May 13, 1997 and the presentation made by Credit Suisse First Boston to the board of directors of Dreco on that date were among several factors considered by the board of directors of Dreco in its evaluation of the Transaction and should not be viewed as determinative of the views of such board of directors or Dreco's management with respect to the Exchange Ratio or the Transaction.

     The following is a summary of the analyses performed by Credit Suisse First Boston in connection with the preparation of its opinion dated May 13, 1997. Credit Suisse First Boston reviewed and updated such analyses in connection with the preparation of the Credit Suisse First Boston Opinion.

     Discounted Cash Flow Analysis. Credit Suisse First Boston estimated the present value of the future streams of after-tax free cash flows that Dreco could produce on a standalone basis through fiscal year 2007 based on certain operating and financial assumptions, estimates and other information regarding the business of Dreco provided by and discussed with the management of Dreco as to the revenue growth and operating margins of Dreco's principal business segments (the "Dreco Base Case") and based on revised estimates of such assumptions, estimates and other information assuming, among other things, both lower (the "Dreco Downside Case") and higher (the "Dreco Upside Case") segment revenue growth and margins than the Dreco Base Case. Such financial information included, for the Dreco Base Case, estimated earnings per share of $2.74 and $4.21 for calendar years 1997 and 1998, respectively. A range of terminal values was calculated by applying multiples ranging from 7.0x to 8.0x to the earnings before interest, taxes, depreciation and amortization ("EBITDA") of Dreco projected for fiscal year 2008. The free cash flow streams and estimated terminal values were then discounted to present value using discount rates ranging from 13% to 14%. This analysis indicated implied reference ranges for the enterprise value (defined by Credit Suisse First Boston as equity value plus debt minus cash) and per share equity of Dreco of approximately $300 million to $345 million, or approximately $39.67 to $45.04 per fully diluted Dreco Common Share, for the Dreco Base Case, approximately $250 million to $290 million, or approximately $33.70 to $38.47 per fully diluted Dreco Common Share, for the Dreco Downside Case, and approximately $420 million to $490 million, or approximately $53.99 to $62.34 per fully diluted Dreco Common Share, for the Dreco Upside Case. Credit Suisse First Boston utilized the Dreco Base Case, the Dreco Downside Case and the Dreco Upside Case scenarios merely as points of reference and in no way intended to suggest parameters or forecasts as to minimum or maximum enterprise or equity valuation ranges for Dreco.

     Credit Suisse First Boston also performed a discounted cash flow analysis of National-Oilwell based on certain operating and financial assumptions, estimates and other information regarding the business of National-Oilwell provided by and discussed with the managements of Dreco and National-Oilwell as to the revenue growth and operating margins of National-Oilwell's principal business segments (the "National-Oilwell Base Case") and based upon revised estimates of such assumptions, estimates and other information assuming, among other things, both lower (the "National-Oilwell Downside Case") and higher (the "National-Oilwell Upside Case") segment revenue growth than the National-Oilwell Base Case. Such financial information included, for the National-Oilwell Base Case, estimated earnings per share of $1.82 and $2.56 for calendar years 1997 and 1998, respectively. A range of terminal values was calculated by applying multiples ranging from 7.0x to 8.0x to the EBITDA of National-Oilwell projected for fiscal year 2007. This analysis indicated implied enterprise and per share equity reference ranges for National-Oilwell of approximately $660 million to $770 million, or approximately $32.73 to $38.65 per fully diluted share of National-Oilwell Common Stock, for the National-Oilwell Base Case, approximately $560 million to $650 million, or approximately $27.36 to $32.20 per fully diluted share of National-Oilwell Common Stock, for the National-Oilwell Downside Case, and approximately $740 million to $860 million, or approximately $37.04 to $43.49 per fully diluted share of National-Oilwell Common Stock, for the National-Oilwell Upside Case. Credit Suisse First Boston utilized the National-Oilwell Base Case, the National-Oilwell Downside Case and the National-Oilwell Upside Case scenarios merely as points of reference and in no way intended to suggest parameters or forecasts as to minimum or maximum enterprise or equity valuation ranges for National-Oilwell.

     Selected Companies Analysis. Credit Suisse First Boston compared certain financial, operating and stock market data of Dreco and National-Oilwell to corresponding data of selected publicly traded companies in the oilfield service industry. For Dreco, such companies were Tesco Corporation, Tuboscope Vetco International Corporation, Varco International, Inc., Camco International Inc., Cooper Cameron Corporation and Energy Ventures, Inc. (the "Dreco Selected Companies"). All multiples were based on closing stock prices on May 9, 1997. This analysis indicated a range of multiples for the Dreco Selected Companies of (i) enterprise value relative to calendar 1997 and 1998 EBITDA of 8.0x to 10.0x and 7.0x to 9.0x, respectively, (ii) equity value relative to calendar 1997 and 1998 net income of 17.0x to 19.0x and 13.0x to 15.0x, respectively, and (iii) equity value relative to after-tax cash flow (defined by Credit Suisse First Boston as net income plus depreciation) of 10.0x to 12.0x and 9.0x to 11.0x, respectively. Credit Suisse First Boston then calculated imputed enterprise and per share equity reference ranges for Dreco by applying these multiples to corresponding financial data of Dreco. This analysis implied enterprise and per share equity reference ranges for Dreco of approximately $350 million to $400 million, or approximately $45.63 to $51.60 per fully diluted Dreco Common Share.

     Credit Suisse First Boston selected Tesco Corporation, Tuboscope Vetco International Corporation and Varco International, Inc. for comparison with National-Oilwell (the "National-Oilwell Selected Companies"). All multiples were based on closing stock prices on May 9, 1997. This analysis indicated a range of multiples for the National-Oilwell Selected Companies of (i) enterprise value relative to calendar 1997 and 1998 EBITDA of 9.0x to 11.0x and 7.0x to 9.0x, respectively, (ii) equity value relative to calendar 1997 and 1998 net income of 18.0x to 20.0x and 14.0x to 16.0x, respectively, and (iii) equity value relative to after-tax cash flow of 11.0x to 13.0x and 10.0x to 12.0x, respectively. Credit Suisse First Boston then calculated imputed enterprise and per share equity reference ranges for National-Oilwell by applying these multiples to corresponding financial data of National-Oilwell. This analysis implied enterprise and per share equity reference ranges for National-Oilwell of approximately $625 million to $725 million, or approximately $30.86 to $36.23 per fully diluted share of National-Oilwell Common Stock.

     Selected Acquisitions Analysis. Using publicly available information, Credit Suisse First Boston analyzed, for purposes of evaluating Dreco, the purchase prices and implied transaction multiples paid in the following selected transactions (acquiror/target): Baker Hughes Incorporated/Drilex International Inc. (pending); Energy Ventures, Inc./TA Industries; Cooper Cameron Corporation/Ingram Cactus Co.; Weatherford Enterra, Inc./NODECO AS; Tuboscope Vetco International Corporation/Drexel Oilfield Services; Inverness/Phoenix L.L.C., First Reserve Corporation and management/National-Oilwell, L.P.; Weatherford International Inc./Enterra Corporation; Dresser Industries Inc./Wheatley TXT Corporation; Dresser Industries Inc./Baroid Corporation; Wheatley TXT Corporation/Axelson, Inc. (Hanson plc); Halliburton Co./Smith Directional Drilling; Baker Hughes Incorporated/Teleco Oilfield Services (Sonat Inc.); and Cooper Industries Inc./Cameron Iron Works Inc. (collectively, the "Dreco Selected Transactions"). All multiples were based on historical financial information available at the time of announcement of each transaction. This analysis indicated a range of multiples for the Dreco Selected Transactions of enterprise value relative to latest 12 months ("LTM") sales, EBITDA and earnings before interest and taxes ("EBIT") of 1.0x to 2.0x, 8.0x to 10.0x and 10.0x to 15.0x, respectively. Credit Suisse First Boston then calculated imputed enterprise and per share equity reference ranges for Dreco by applying these multiples to corresponding financial data of Dreco (pro forma for Dreco's acquisition of Vector). This analysis resulted in implied enterprise and per share equity reference ranges for Dreco of approximately $260 million to $320 million, or approximately $34.90 to $42.06 per fully diluted Dreco Common Share.

     Using publicly available information, Credit Suisse First Boston also analyzed, for purposes of evaluating National-Oilwell, the purchase prices and implied transaction multiples paid in the following selected transactions in the oilfield services industry (acquiror/target): Tuboscope Vetco International Corporation/Drexel Oilfield Services; Inverness/Phoenix L.L.C., First Reserve Corporation and management/National-Oilwell, L.P.; Weatherford International Inc./Enterra Corporation; Dresser Industries Inc./Wheatley TXT Corporation; and Wheatley TXT Corporation/Axelson, Inc. (Hanson plc) (collectively, the "National-Oilwell Selected Transactions"). All multiples were based on historical financial information available at the time of announcement of each transaction. This analysis indicated a range of multiples for the National-Oilwell Selected Transactions of enterprise value relative to LTM sales, EBITDA and EBIT of 1.0x to 1.5x, 7.0x to 9.0x and 9.0x to 11.0x, respectively. Credit Suisse First Boston then calculated imputed enterprise and per share equity reference ranges for National-Oilwell by applying these multiples to corresponding financial data of National-Oilwell. This analysis resulted in implied enterprise and per share equity reference ranges for National-Oilwell of approximately $325 million to $425 million, or approximately $14.73 to $20.10 per fully diluted share of National-Oilwell Common Stock.

     Break-up Valuation Analysis of Dreco. Credit Suisse First Boston analyzed separately the valuation of the two primary businesses of Dreco using a discounted cash flow analysis, a selected companies analysis and a selected acquisition analysis. These analyses resulted in enterprise and per share equity reference ranges for Dreco of approximately $300 million to $370 million, or approximately $39.73 to $47.25 per fully diluted Dreco Common Share.

     Aggregate Reference Ranges. On the basis of the valuation methodologies employed in the analyses described above, Credit Suisse First Boston derived an aggregate enterprise and per share equity reference range for Dreco of approximately $300 million to $350 million, or approximately $40.33 to $46.29 per fully diluted Dreco Common Share, and an aggregate enterprise and per share equity reference range for National-Oilwell of approximately $650 million to $775 million, or approximately $32.20 to $38.92 per fully diluted share of National-Oilwell Common Stock. Credit Suisse First Boston noted that, based on the closing stock price of National-Oilwell on May 13, 1997 of $39.125, the Exchange Ratio implied a per share value for Dreco of approximately $46.95 compared to the closing price of Dreco on that day of $38.50, reflecting a premium of approximately 22%.

     Exchange Ratio Analyses. Credit Suisse First Boston also conducted the following relative valuation analyses and compared the Exchange Ratio of 1.20 with the exchange ratios implied by such analyses:

          Historical Stock Trading Exchange Ratio Analysis. Credit Suisse First Boston performed an exchange ratio analysis comparing the average closing stock prices for Dreco and National-Oilwell during the one day, one week and one month periods preceding May 9, 1997 and the period from National-Oilwell's initial public offering on October 29, 1996 through May 9, 1997. This comparison yielded an implied exchange ratio ranging from 0.8400 to 1.1336.

          Discounted Cash Flow Exchange Ratio Analysis. Credit Suisse First Boston performed an exchange ratio analysis comparing the discounted cash flow analyses for both companies using the Dreco Base Case, which resulted in a per share equity reference range of approximately $39.67 to $45.04 for Dreco, and the National-Oilwell Base Case, which resulted in a per share equity reference range of approximately $32.73 to $38.65 for National-Oilwell. This comparison resulted in an implied exchange ratio ranging from 1.0264 to 1.3761.

          Aggregate Reference Range Exchange Ratio Analysis. Credit Suisse First Boston performed an exchange ratio analysis comparing the aggregate per share equity reference ranges derived from the discounted cash flow analysis, the selected companies analysis and the selected acquisitions analysis described above of approximately $40.33 to $46.29 for Dreco and approximately $32.20 to $38.92 for National-Oilwell. This comparison resulted in an implied exchange ratio ranging from 1.0362 to 1.4376.

          Contribution Exchange Ratio Analysis. Using estimated calendar 1997 financial data for Dreco and National-Oilwell, Credit Suisse First Boston performed an exchange ratio analysis comparing the relative contributions of Dreco and National-Oilwell to the sales, EBITDA and net income of the combined company. This analysis yielded an implied exchange ratio ranging from 0.4915 to 1.5292.

     Pro Forma Merger Analysis. Credit Suisse First Boston analyzed the potential pro forma effect of the Transaction on earnings per share ("EPS") of National-Oilwell and Dreco during the calendar years 1997 and 1998, without giving effect to any synergies that could result from the Transaction. This analysis indicated that, without giving effect to any synergies, the Transaction could be accretive to National-Oilwell's EPS in 1997 and 1998. The actual results achieved by the combined company may vary from projected results and the variations may be material.

     Other Factors and Analyses. In the course of preparing its opinion, Credit Suisse First Boston performed certain other analyses and considered certain other information and data, including, among other things, (i) the trading characteristics of Dreco Common Shares and National-Oilwell Common Stock,

(ii) the profile of the stockholders of National-Oilwell and Dreco and (iii) equity research coverage of National-Oilwell and Dreco provided by securities analysts.

     Miscellaneous. Pursuant to Credit Suisse First Boston's engagement letter, Dreco has agreed to pay Credit Suisse First Boston for its services in connection with the Transaction an aggregate financial advisory fee of 0.75% of the total fair market value of the consideration payable to the Dreco Shareholders in connection with the Transaction. Dreco also has agreed to reimburse Credit Suisse First Boston for reasonable out-of-pocket expenses incurred by Credit Suisse First Boston in performing its services, including the reasonable fees and expenses of legal counsel and any other advisor retained by Credit Suisse First Boston, and to indemnify Credit Suisse First Boston and certain related persons and entities against certain liabilities, including liabilities under the federal securities laws, arising out of Credit Suisse First Boston's engagement.

     In the ordinary course of its business, Credit Suisse First Boston and its affiliates may actively trade the debt and equity securities of both Dreco and National-Oilwell for their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

INTERESTS OF CERTAIN PERSONS IN THE TRANSACTION

     Appointments of Directors and Executive Officers. On the Effective Date, Frederick W. Pheasey and Robert L. Phillips will be appointed to the National-Oilwell board of directors, Mr. Pheasey will be appointed as Executive Vice President and W. Douglas Frame, currently an executive officer of Dreco, will be appointed as an executive officer of National-Oilwell. On the Effective Date, all the current directors of the Dreco board except Mr. Pheasey will resign from the Dreco board, and C. R. Bearden (formerly a director of National-Oilwell) and Edward C. Grimes will be appointed to such board.

     Indemnification of Dreco Officers and Directors. Pursuant to the Combination Agreement, National-Oilwell has agreed to maintain all rights to indemnification existing at the time of execution of the Combination Agreement in favor of the directors and officers of Dreco and its subsidiaries in accordance with the charter documents and bylaws of each entity and to the fullest extent permitted under the ABCA and to continue in effect director and officer liability insurance for such persons for six years after the Effective Date.

     Dreco Options. In addition, on the Effective Date, National-Oilwell will assume the Dreco Option Plan and the obligations of Dreco under each Dreco Option. Each Dreco Option will be converted into an option to purchase National-Oilwell Common Stock. See "-- Transaction Mechanics and Description of Exchangeable Shares -- Dreco Options."

TRANSACTION MECHANICS AND DESCRIPTION OF EXCHANGEABLE SHARES

     The following description is qualified in its entirety by reference to the full text of the Combination Agreement, the Plan of Arrangement and Exchangeable Share Provisions, the form of Support Agreement and the form of Voting and Exchange Trust Agreement attached as Annexes B, E, F and G, respectively, to this Joint Proxy Statement, which are incorporated herein by reference.

  THE ARRANGEMENT

     Pursuant to the terms of the Plan of Arrangement, at the Effective Time, Dreco will undergo a reorganization of capital whereby, in summary: (i) Dreco will amend its articles of amalgamation to authorize an unlimited number of Exchangeable Shares and one Class A Preferred Share; (ii) Dreco will issue one Class A Preferred Share to National-Oilwell in exchange for one share of National-Oilwell Common Stock; (iii) each existing Dreco Common Share (other than Dreco Common Shares held by holders who have properly exercised their rights of dissent and are ultimately entitled to be paid fair value for their shares) will be exchanged for 1.2 Exchangeable Shares or, at the election of the holder pursuant to the Exchange Put Right, the equivalent number of shares of National-Oilwell Common Stock (subject to the Exchange Ratio Adjustment); (iv) Dreco will amend its articles of amalgamation to reduce the number of authorized Dreco Common Shares to one; (v) the one Class A Preferred Share held by National-Oilwell will be exchanged for one Dreco Common Share; and (vi) Dreco will amend its articles of amalgamation to delete the Class A Preferred Share from its authorized share capital.

     As a result, immediately following the Effective Time, Dreco's outstanding share capital will consist of one Dreco Common Share held by National-Oilwell and the Exchangeable Shares held by the former holders of Dreco Common Shares.

     As noted above, at the Effective Time, each Dreco Common Share will automatically be exchanged for 1.2 Exchangeable Shares, subject to the Exchange Ratio Adjustment. Enclosed with copies of this Joint Proxy Statement/Prospectus delivered to the registered holders of Dreco Common Shares is the Dreco Letter of Transmittal, which, when duly completed and returned together with a certificate for Dreco Common Shares, will enable the holder to exchange such Dreco Common Shares for the number of Exchangeable Shares to which such holder is entitled or, at the election of the holder pursuant to the Exchange Put Right, the equivalent number of shares of National-Oilwell Common Stock. See "-- Procedures for Exchange by Dreco Shareholders and Dreco Optionholders."

     The Exchangeable Shares are subject to adjustment or modification in the event of a stock split or other changes to the capital structure of National-Oilwell so as to maintain the initial one-to-one ratio between the Exchangeable Shares and National-Oilwell Common Stock.

  EXCHANGE AND REDEMPTION RIGHTS

     Under the Voting and Exchange Trust Agreement, National-Oilwell will grant the Exchange Rights, including the Exchange Put Right, to the Trustee for the benefit of the holders of the Exchangeable Shares. Pursuant to the Exchangeable Share Provisions, the holders of Exchangeable Shares will have the right to retract (i.e., require Dreco to redeem), any or all of their Exchangeable Shares. Different Canadian federal income tax consequences to a holder of Exchangeable Shares and to Dreco may arise depending upon whether the relevant exchange or redemption is ultimately effected by National-Oilwell or Dreco. See "Income Tax Considerations to Dreco Shareholders."

     Exchange Put Right. Holders of the Exchangeable Shares will be entitled at any time at or following the Effective Time to require National-Oilwell to exchange all or any part of the Exchangeable Shares owned by such holders and to receive an equivalent number of shares of National-Oilwell Common Stock plus the Dividend Amount, if any. The Exchange Put Right may be exercised at any time by notice in writing (which may be in the form of the panel, if any, on the certificates for Exchangeable Shares or by completing the Dreco Letter of Transmittal) given by the holder to and received by the Trustee and accompanied by presentation and surrender of the certificates representing such Exchangeable Shares, together with such other documents that may be required to effect a transfer of Exchangeable Shares as provided in the Exchangeable Share Provisions, at the principal transfer offices in Calgary, Alberta and Toronto, Ontario of the Trustee and at such other places as may be determined from time to time. An exchange pursuant to this right will be completed not later than the close of business on the third business day following receipt by the Trustee of the notice, the certificates and such other required documents.

     Different Canadian federal income tax consequences to a holder of Exchangeable Shares may arise depending upon whether the relevant exchange or redemption is ultimately effected by National-Oilwell or Dreco. The Exchange Put Right allows holders to acquire shares of National-Oilwell Common Stock directly from National-Oilwell through an exchange at any time (with settlement to occur within three business days) and thereby to control the tax consequences of receiving National-Oilwell Common Stock. Pursuant to their retraction rights, holders of Exchangeable Shares may request Dreco to redeem their shares for National-Oilwell Common Stock and thereby give National-Oilwell the option to effect the exchange itself. However, National-Oilwell may forego the option to exchange pursuant to a Retraction Request, thereby forcing the holder to accept a redemption. See "-- Retraction Rights."

     Retraction Rights. Holders of the Exchangeable Shares will be entitled at any time following the Effective Time to require Dreco to retract (i.e., require Dreco to redeem) any or all such Exchangeable Shares owned by such holders and to receive an equivalent number of shares of National-Oilwell Common

Stock plus the Dividend Amount, if any. Holders of the Exchangeable Shares may effect such retraction by presenting the appropriate share certificates to Dreco or the Trustee representing the number of Exchangeable Shares the holder desires to retract together with a duly executed Retraction Request specifying the number of Exchangeable Shares the holder wishes to retract and the Retraction Date (which shall not be less than five nor more than ten business days after the date on which Dreco receives the Retraction Request from the holder), and such other documents as may be required to effect the retraction of the Exchangeable Shares.

     Upon receipt of the Exchangeable Shares, the Retraction Request and other required documentation from the holder thereof, Dreco must immediately notify National-Oilwell of such Retraction Request. National-Oilwell will thereafter have two business days in which to exercise its Retraction Call Right. In the event National-Oilwell determines not to exercise its Retraction Call Right and provided that the Retraction Request is not revoked in accordance with the Exchangeable Share Provisions, Dreco is obligated to deliver to the holder not later than the Retraction Date the number of shares of National-Oilwell Common Stock equal to the number of Exchangeable Shares submitted by the holder for retraction, plus the Dividend Amount, if any. National-Oilwell will be obligated to provide such shares of National-Oilwell Common Stock to Dreco to comply with the Retraction Request.

     Automatic Redemption. Subject to applicable law and the Redemption Call Rights of National-Oilwell described below, on an Automatic Redemption Date, Dreco will redeem all but not less than all of the then outstanding Exchangeable Shares in exchange for an equal number of shares of National-Oilwell Common Stock, plus the Dividend Amount, if any. Notwithstanding any proposed redemption of the Exchangeable Shares, National-Oilwell will, pursuant to Redemption Call Rights, have the overriding right to purchase on an Automatic Redemption Date all but not less than all of the outstanding Exchangeable Shares in exchange for one share of National-Oilwell Common Stock for each such Exchangeable Share, plus the Dividend Amount, if any. An Automatic Redemption Date is the first to occur of (a) the fifth anniversary of the Effective Date of the Arrangement, (b) the date selected by the Dreco board of directors at a time when less than 15% of the Exchangeable Shares issuable on the Effective Date (other than shares held by National-Oilwell and its subsidiaries and subject to adjustment in certain events) are outstanding, (c) the business day prior to the record date for any meeting or vote of the shareholders of Dreco to consider any matter on which the holders of Exchangeable Shares would be entitled to vote as shareholders of Dreco, but excluding any meeting or vote as described in clause
(d) below or (d) the business day following the day on which the holders of Exchangeable Shares fail to take the necessary action at a meeting or other vote of the holders of Exchangeable Shares, if and to the extent such action is required, to approve or disapprove, as applicable, any change to, or in the rights of the holders of, Exchangeable Shares, if the approval or disapproval, as applicable, of such change would be required to maintain the economic and legal equivalence of the Exchangeable Shares and the National-Oilwell Common Stock. At least 45 days before an Automatic Redemption Date or before a possible Automatic Redemption Date which may result from a failure of the holders of Exchangeable Shares to take necessary action as described in clause (d) above, Dreco shall provide the registered holders of Exchangeable Shares with written notice of the proposed redemption of the Exchangeable Shares by Dreco. In the case of any notice given in connection with a possible Automatic Redemption Date, such notice will be given contingently and will be withdrawn if the contingency does not occur.

     Optional Exchange Right. Subject to National-Oilwell's Liquidation Call Right described below, upon the occurrence and during the continuance of a Dreco Insolvency Event, a holder of Exchangeable Shares will be entitled to instruct the Trustee to exercise the Optional Exchange Right with respect to any or all of the Exchangeable Shares held by such holder, thereby requiring National-Oilwell to purchase such Exchangeable Shares from the holder. Immediately upon the occurrence of a Dreco Insolvency Event or any event which may with the passage of time or the giving of notice, become a Dreco Insolvency Event, Dreco and National-Oilwell will give written notice thereof to the Trustee. As soon as practicable thereafter, the Trustee will notify each holder of Exchangeable Shares of such event or potential event and will advise the holder of its rights with respect to the Optional Exchange Right.

     The consideration for each Exchangeable Share to be acquired under the Optional Exchange Right will be one share of National-Oilwell Common Stock plus the Dividend Amount, if any.

     If, as a result of liquidity or solvency provisions of applicable law, Dreco is unable to redeem all of the Exchangeable Shares tendered for retraction by a holder in accordance with the Exchangeable Share Provisions as described under "Retraction Rights" above, the holder will be deemed to have exercised the Optional Exchange Right with respect to the unredeemed Exchangeable Shares, and National-Oilwell will be required to purchase such shares from the holder in the manner set forth above under "Retraction Rights."

     Automatic Exchange Right. In the event of a National-Oilwell Liquidation Event, National-Oilwell will be required to acquire each outstanding Exchangeable Share by exchanging one share of National-Oilwell Common Stock for each such Exchangeable Share, plus the Dividend Amount, if any.

  CALL RIGHTS

     In the circumstances described below, National-Oilwell will have certain overriding rights to acquire Exchangeable Shares from holders thereof by delivering one share of National-Oilwell Common Stock for each Exchangeable Share acquired, plus the Dividend Amount, if any. Different Canadian federal income tax consequences to a holder of Exchangeable Shares may arise depending upon whether the Call Rights are exercised by National-Oilwell or whether the relevant Exchangeable Shares are redeemed by Dreco pursuant to the Exchangeable Share Provisions. See "Income Tax Considerations to Dreco Shareholders."

     Retraction Call Right. Pursuant to the Exchangeable Share Provisions, a holder requesting Dreco to redeem the Exchangeable Shares will be deemed to offer such shares to National-Oilwell, and National-Oilwell will have an overriding Retraction Call Right to acquire all but not less than all of the Exchangeable Shares that the holder has requested Dreco to redeem in exchange for one share of National-Oilwell Common Stock in exchange for each Exchangeable Share, plus the Dividend Amount, if any. See "-- Exchange and Redemption
Rights -- Retraction Rights."

     Liquidation Call Right. Pursuant to the Plan of Arrangement, National-Oilwell will be granted an overriding Liquidation Call Right, in the event of and notwithstanding a proposed liquidation, dissolution or winding-up of Dreco or any other distribution of the assets of Dreco among its shareholders for the purpose of winding-up its affairs, to acquire all but not less than all of the Exchangeable Shares then outstanding in exchange for National-Oilwell Common Stock, plus the Dividend Amount, if any. Upon the exercise by National-Oilwell of the Liquidation Call Right, the holders of the Exchangeable Shares will be obligated to transfer such shares to National-Oilwell. The acquisition by National-Oilwell of all of the outstanding Exchangeable Shares upon the exercise of the Liquidation Call Right will occur on the effective date of the voluntary or involuntary liquidation, dissolution or winding-up of Dreco.

     Redemption Call Right. Pursuant to the Plan of Arrangement, National-Oilwell will be granted an overriding Redemption Call Right, notwithstanding the proposed automatic redemption of the Exchangeable Shares by Dreco pursuant to the Exchangeable Share Provisions, to acquire on an Automatic Redemption Date all but not less than all of the Exchangeable Shares then outstanding in exchange for National-Oilwell Common Stock, plus the Dividend Amount, if any, and, upon the exercise by National-Oilwell of the Redemption Call Right, the holders of the Exchangeable Shares will be obligated to transfer such shares to National-Oilwell.

     Effect of Call Right Exercise. If National-Oilwell exercises one or more of its Call Rights, it will directly issue National-Oilwell Common Stock to holders of Exchangeable Shares and will become the holder of such Exchangeable Shares. National-Oilwell will not be entitled to exercise any voting rights attached to the Exchangeable Shares it so acquires. If National-Oilwell declines to exercise its Call Rights when applicable, it will be required, pursuant to the Support Agreement, to issue National-Oilwell Common Stock as Dreco directs, including to Dreco, which will, in turn, transfer such stock to the holders of Exchangeable Shares in consideration for the return and cancellation of such Exchangeable Shares. In the event National-Oilwell does not exercise its Call Rights when applicable and instead delivers shares of National-Oilwell Common Stock as Dreco directs, including to Dreco in accordance with the Support Agreement, the economic result for holders of the Exchangeable Shares would be the same, while the Canadian tax consequences would be substantially different; see "Income Tax Considerations to Dreco Shareholders -- Canadian Federal Income Tax Considerations to Dreco Shareholders." However, Na-tional-Oilwell anticipates that it will exercise its Call Rights, when available, and currently foresees no circumstances under which it would not exercise its Call Rights. In addition, National-Oilwell does not anticipate any restriction or limitation on the number of Exchangeable Shares it would acquire upon exercise of Call Rights.

  VOTING, DIVIDEND AND LIQUIDATION RIGHTS OF HOLDERS OF EXCHANGEABLE SHARES

     On the Effective Date, National-Oilwell, Dreco and the Trustee will enter into the Voting and Exchange Trust Agreement in the form attached hereto as Annex G. Under the Voting and Exchange Trust Agreement, National-Oilwell will issue the Voting Share to the Trustee for the benefit of the holders (other than National-Oilwell and its subsidiaries) of the Exchangeable Shares. The Voting Share will carry a number of votes, exercisable at any meeting at which National-Oilwell Stockholders are entitled to vote or with respect to any consent sought from the National-Oilwell Stockholders, equal to the number of outstanding Exchangeable Shares (other than shares held by National-Oilwell and its subsidiaries).

     Each holder of an Exchangeable Share (other than National-Oilwell and its subsidiaries) on the record date for any meeting at which National-Oilwell Stockholders are entitled to vote will be entitled to instruct the Trustee to exercise one of the votes attached to the Voting Share for each Exchangeable Share. The Trustee will exercise each vote attached to the Voting Share only as directed by the relevant holder and, in the absence of instructions from a holder as to voting, will not exercise such votes. A holder may, upon instructing the Trustee, obtain a proxy from the Trustee entitling the holder to vote directly at the relevant meeting the votes attached to the Voting Share to which the holder is entitled.

     The Trustee will send to the holders of the Exchangeable Shares the notice of each meeting at which the National-Oilwell Stockholders are entitled to vote, together with the related meeting materials and a statement as to the manner in which the holder may instruct the Trustee to exercise the votes attached to the Voting Share, at the same time as National-Oilwell sends such notice and materials to National-Oilwell Stockholders. The Trustee will also send to the holders copies of all proxy and information statements and other related materials sent by National-Oilwell to National-Oilwell Stockholders at the same time as such materials are sent to the National-Oilwell Stockholders. To the extent such materials are provided to the Trustee by National-Oilwell, the Trustee will also send to the holders all materials sent by third parties to National-Oilwell Stockholders, including dissident proxy and information circulars and tender and exchange offer circulars, as soon as possible after such materials are first sent to National-Oilwell Stockholders.

     All rights of a holder of Exchangeable Shares to exercise votes attached to the Voting Share will cease upon the exchange of all such holder's Exchangeable Shares for shares of National-Oilwell Common Stock.

     Holders of Exchangeable Shares shall be entitled to receive, and the board of directors of Dreco shall, on each date on which the National-Oilwell board of directors declares a dividend on National-Oilwell Common Stock, declare a dividend (i) in the case of a cash dividend declared on the National-Oilwell Common Stock, in an amount in cash for each Exchangeable Share equal to the cash dividend declared on each share of National-Oilwell Common Stock, (ii) in the case of a stock dividend declared on the National-Oilwell Common Stock to be paid in National-Oilwell Common Stock, in such number of Exchangeable Shares for each Exchangeable Share as is equal to the number of shares of National-Oilwell Common Stock to be paid on each share of National-Oilwell Common Stock or (iii) in the case of a dividend declared on the National-Oilwell Common Stock in property other than cash or National-Oilwell Common Stock, in such type and amount of property declared as a dividend on each share of National-Oilwell Common Stock.

     Upon the occurrence of a Dreco Insolvency Event, holders of the Exchangeable Shares will have preferential rights to receive from Dreco one share of National-Oilwell Common Stock for each Exchangeable Share they hold, plus the Dividend Amount, if any. In the event of a proposed Dreco Insolvency Event, pursuant to the Liquidation Call Right National-Oilwell will have the right to purchase all of the outstanding Exchangeable Shares from the holders thereof at the effective time of any such liquidation, dissolution, or winding up in exchange for one share of National-Oilwell Common Stock for each such Exchangeable Share, plus the Dividend Amount, if any.

     Upon the occurrence of a National-Oilwell Liquidation Event, in order for the holders of the Exchangeable Shares to participate on a pro rata basis with the holders of National-Oilwell Common Stock, each holder of Exchangeable Shares will automatically have the right pursuant to the Automatic Exchange Right to receive in exchange therefor an equivalent number of shares of National-Oilwell Common Stock, plus the Dividend Amount, if any. For a description of certain National-Oilwell obligations with respect to the voting, dividend and liquidation rights of the holders of Exchangeable Shares, see "-- Support Agreement."

  SUPPORT AGREEMENT

     The following description is qualified in its entirety by reference to the full text of the Support Agreement attached as Annex F to this Joint Proxy Statement.

     The Support Agreement provides that National-Oilwell: (i) will not declare or pay dividends on the National-Oilwell Common Stock unless Dreco is able to and simultaneously pays an equivalent dividend on the Exchangeable Shares; (ii) will cause Dreco to declare and pay an equivalent dividend on the Exchangeable Shares simultaneously with National-Oilwell's declaration and payment of dividends on the National-Oilwell Common Stock; (iii) will advise Dreco in advance of the declaration of any dividend on the National-Oilwell Common Stock and ensure that the declaration date, record date and payment date for dividends on the Exchangeable Shares are the same as that for the National-Oilwell Common Stock; and (iv) will take all actions and do all things necessary to ensure that Dreco is able to provide to the holders of the Exchangeable Shares the equivalent number of shares of National-Oilwell Common Stock in the event of a liquidation, dissolution, or winding-up of Dreco, a Retraction Request by a holder of Exchangeable Shares or a redemption of Exchangeable Shares of Dreco.

     The Support Agreement also provides that, without the prior approval of Dreco and the holders of the Exchangeable Shares, National-Oilwell will not distribute additional shares of National-Oilwell Common Stock or rights to subscribe therefor, evidences of indebtedness or assets to all or substantially all of the holders of shares of National-Oilwell Common Stock, or change the National-Oilwell Common Stock unless the same or an economically equivalent distribution on or change to the Exchangeable Shares (or in the rights of the holders thereof) is made simultaneously. An Automatic Redemption Date (see "Exchange and Redemption Rights -- Automatic Redemption") will occur if the holders of Exchangeable Shares fail to approve, if required, any such economically equivalent change. The Support Agreement also provides that in the event of any tender offer, share exchange offer, issuer bid, take-over bid or similar transaction affecting the National-Oilwell Common Stock, National-Oilwell will take all necessary and desirable action to enable holders of the Exchangeable Shares to participate in such transaction on an equivalent basis as the holders of National-Oilwell Common Stock.

     In addition, so long as there remain outstanding any Exchangeable Shares not owned by National-Oilwell or any entity controlled by National-Oilwell, National-Oilwell will remain the beneficial owner, directly or indirectly, of all outstanding Dreco Common Shares and of at least 50.1% of all other securities of Dreco entitled to voting rights generally for the election of directors other than the Exchangeable Shares.

     With the exception of administrative changes for the purpose of adding covenants for the protection of the holders of the Exchangeable Shares, making certain necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of each of National-Oilwell and Dreco is of the opinion that such amendments are not prejudicial to the interests of the holders of the Exchangeable Shares), the Support Agreement may not be amended without the approval of the holders of the Exchangeable Shares.

     Under the Support Agreement, National-Oilwell will not exercise any voting rights attached to the Exchangeable Shares owned by it or any entity controlled by it on any matter considered at meetings of holders of Exchangeable Shares.

     In order for National-Oilwell to perform its obligations in accordance with the Support Agreement, Dreco must notify National-Oilwell of the occurrence of certain events, such as the liquidation, dissolution or winding-up of Dreco, and Dreco's receipt of a Retraction Request from a holder of Exchangeable Shares.

  NATIONAL-OILWELL'S AMENDED AND RESTATED CERTIFICATE

     National-Oilwell's Amended and Restated Certificate, to be filed with the Secretary of State of Delaware on the Effective Date, incorporates the terms of the proposed amendments, which increase the authorized shares of National-Oilwell Common Stock from 40,000,000 to 75,000,000 and authorize one share of Special Voting Stock. See "Proposed National-Oilwell Recapitalization Plan."

  DRECO OPTIONS

     At the Effective Time, pursuant to the Combination Agreement, National-Oilwell will assume the Dreco Option Plan and the obligations of Dreco under each Dreco Option. Each Dreco Option will be converted as follows: each Dreco Option will be converted into an option exercisable for a number of whole shares of National-Oilwell Common Stock equal to the number of Dreco Common Shares subject to the Dreco Option at the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares, at an exercise price per share of National-Oilwell Common Stock equal to the exercise price per share of such Dreco Option immediately prior to the Effective Time divided by the Exchange Ratio.

  DELIVERY OF NATIONAL-OILWELL COMMON STOCK

     Pursuant to the Support Agreement and the Voting and Exchange Trust Agreement, National-Oilwell will ensure that all shares of National-Oilwell Common Stock to be delivered by it under the Support Agreement or on the exercise of the Exchange Rights under the Voting and Exchange Trust Agreement are duly registered, qualified or approved under applicable Canadian and United States securities laws, if required, so that such shares may be freely traded by the holder thereof (other than any restriction on transfer by reason of a holder being a "control person" of National-Oilwell for purposes of Canadian securities law or an "affiliate" of National-Oilwell for purposes of United States securities law). In addition, National-Oilwell will take all actions necessary to cause all such shares of National-Oilwell Common Stock to be listed or quoted for trading on all stock exchanges or quotation systems on which outstanding shares of National-Oilwell Common Stock are then listed or quoted for trading. The shares of National-Oilwell Common Stock to be issued upon exercise of currently outstanding Dreco Options are registered on the Registration Statement on Form S-4 of which this Joint Proxy Statement/ Prospectus is a part. National-Oilwell intends to cause the shares of National-Oilwell Common Stock to be issued upon exercise of Dreco Options not yet issued under the Dreco Option Plan to be registered on Form S-8 promulgated by the SEC, and will use its best efforts to maintain the effectiveness of such registration statement for so long as such options remain outstanding.

THE COMBINATION AGREEMENT

     The following description is qualified in its entirety by reference to the full text of the Combination Agreement attached as Annex B to this Joint Proxy Statement.

     Exchange Ratio Adjustment. Under the Combination Agreement, the basic Exchange Ratio (1.2 Exchangeable Shares or, indirectly, shares of National-Oilwell Common Stock for each Dreco Common Share) is subject to the Exchange Ratio Adjustment. The Exchange Ratio Adjustment would come into effect if the Pre-Closing Average Price of National-Oilwell Common Stock on the NYSE for the 20 consecutive trading days ending on the fifth trading day prior to the Effective Date is less than $36.00 per share or greater than $47.25 per share. If the calculated price is less than $36.00 per share, the Exchange Ratio is adjusted to provide value equivalent to $43.20 (and no less) of National-Oilwell Common Stock, and, if greater than $47.25 per share, adjusted to provide value equivalent to $56.70 (and no more) of National-Oilwell Common Stock. If such Pre-Closing Average Price is less than $33.00 per share, and National-Oilwell elects not to adjust the Exchange Ratio after Dreco shall have exercised its right to request National-Oilwell to do so, Dreco shall have certain rights to terminate the Combination Agreement. See "-- Termination."

     Representations, Warranties and Covenants. The Combination Agreement contains certain customary representations and warranties of each of Dreco and National-Oilwell relating to, among other things, their respective organization, capital structures, qualifications, operations, financial condition, intellectual property rights, compliance with necessary regulatory or governmental authorities and other matters, including their

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

authority to enter into the Combination Agreement and to consummate the Transaction. Pursuant to the Combination Agreement, each party has covenanted that, until the earlier of the termination of the Combination Agreement or the Effective Time, it will maintain its business, it will not take certain actions outside the ordinary course without the other's consent and it will use its commercially reasonable efforts to consummate the Transaction. The parties have also agreed to advise each other of material changes and to provide the other with interim financial information. Further, the parties have agreed to apply for and use their reasonable best efforts to obtain all regulatory and other consents and approvals required for the consummation of the transactions contemplated by the Combination Agreement, to use their reasonable best efforts to effect the transactions contemplated by the Combination Agreement, including the preparation and mailing of this Joint Proxy Statement, and to provide the other party and its counsel with such information as they may reasonably request. National-Oilwell has also agreed that all rights to indemnification under the charter documents and bylaws of Dreco and its subsidiaries for directors and officers of Dreco will survive the Arrangement and remain in full force and effect. In addition, National-Oilwell has agreed to use its reasonable best efforts to list the National-Oilwell Common Stock issued upon exchange of the Exchangeable Shares on the NYSE and, with the cooperation and assistance of Dreco, to list the Exchangeable Shares on a mutually acceptable Canadian stock exchange.

     The Combination Agreement also provides that until the earlier of the Effective Time or the termination of the Combination Agreement, without the prior written consent of National-Oilwell, Dreco and its subsidiaries will not, and they will not authorize or permit any of their officers, directors, employees, financial advisors, representatives and agents ("Representatives"), to directly or indirectly, solicit, initiate or encourage (including by way of furnishing information) or take any other action to facilitate any inquiries or the making of any proposal which constitutes or may reasonably be expected to lead to an Acquisition Proposal (as defined below) from any person, or engage in any discussion or negotiations relating thereto or accept any Acquisition Proposal. Notwithstanding the foregoing, Dreco may (i) at any time prior to the time Dreco Shareholders have voted to approve the Plan of Arrangement and the other transactions contemplated thereby, engage in discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, by Dreco or its subsidiaries or any of their Representatives described above) seeks to initiate such discussions or negotiations and may furnish such third party information concerning Dreco and its business, properties and assets, if, and only to the extent that, (A) the third party has first made an Acquisition Proposal that is financially superior to the transactions contemplated by the Combination Agreement and the third party has demonstrated that the funds or other consideration necessary are reasonably likely to be available, as determined in good faith by Dreco's board of directors after receiving the written advice of its financial advisors (a "Superior Proposal") and Dreco's board of directors shall conclude in good faith, after considering applicable law and receiving the written advice of outside counsel, that such action is necessary for the board of directors to act in a manner consistent with its fiduciary duties under applicable law and (B) prior to furnishing such information to or entering into discussions with such person or entity, Dreco provides prompt notice to National-Oilwell to the effect that it is furnishing information or entering into discussions or negotiations with such person or entity and receives from such person or entity an executed confidentiality agreement in reasonably customary form; (ii) comply with certain rules relating to tender or exchange offers under the Exchange Act and similar rules under Canadian securities laws relating to the provision of directors' circulars, and make appropriate disclosure with respect thereto to Dreco's Shareholders; and (iii) accept a Superior Proposal from a third party if, prior to such acceptance, Dreco terminates the Combination Agreement in accordance with certain terms of the Agreement. See "--Termination." Dreco has agreed to immediately cease and terminate any existing solicitation, initiation, encouragement, activity, discussion or negotiation with any parties conducted by Dreco or any of its subsidiaries or representatives with respect to an Acquisition Proposal before the execution of the Combination Agreement. Dreco shall notify National-Oilwell orally and in writing of any inquiries, offers or proposals with respect to an Acquisition Proposal (including without limitation the terms and conditions of any such proposal, the identity of the person making it and all other information reasonably requested by National-Oilwell), within 24 hours of the receipt thereof, shall keep National-Oilwell informed of the status and details of any such inquiry, offer or proposal and answer National-Oilwell's questions with respect thereto, and shall give National-Oilwell five days' advance notice of any agreement to be entered into with, or any information to be supplied to, any person making such inquiry, offer or proposal. As used herein, "Acquisition Proposal" shall mean a proposal or offer (other than by National-Oilwell) to acquire beneficial ownership (as defined under Rule 13(d) of the Exchange Act) of all or a material portion of the assets of, or any material equity interest in, Dreco or its material subsidiaries pursuant to a merger, consolidation or other business combination, by means of a sale of shares of capital stock, sale of assets, tender offer or exchange offer or similar transaction involving Dreco or its material subsidiaries including without limitation any single or multi-step transaction or series of related transactions which is structured to permit such third party to acquire beneficial ownership or any material portion of the assets of, or any material portion of the equity interest in, Dreco or its material subsidiaries (other than the transactions contemplated by the Combination Agreement), provided however, in no event shall an underwritten public or private sale of Dreco Common Shares (aggregating less than 50% of the currently issued and outstanding Dreco Common Shares), which is not made in connection with a merger, consolidation or other business combination, be deemed to be an Acquisition Proposal.

     Conditions to Closing. The Combination Agreement provides that the respective obligations of each party to complete the Transaction are subject to the satisfaction or waiver before the Effective Date of the following conditions: (i) the parties shall have received all written consents, assignments, waivers, authorizations or other certificates necessary to provide for the continuation in full force and effect of all their material contracts and leases for them to consummate the transactions contemplated in the Combination Agreement, except when the failure to receive such consents or other certificates would not have a material adverse effect on either party; (ii) the Combination Agreement, the Arrangement and other transactions contemplated by the Combination Agreement shall have been approved and adopted by the required vote of the holders of Dreco Common Shares and Dreco Options in accordance with applicable law and the Dreco Articles and Dreco Bylaws, and Dreco shall not have received on or prior to the Effective Time notice from the holders of more than 10% of the issued and outstanding Dreco Common Shares of their intention to exercise any rights of dissent; (iii) the issuance of National-Oilwell Common Stock from time to time upon the exchange of the Exchangeable Shares and other proposals contemplated by the Combination Agreement shall have been approved by the National-Oilwell Stockholders in accordance with the rules of the NYSE, applicable law and National-Oilwell's Amended and Restated Certificate of Incorporation and bylaws; (iv) no order shall have been entered and remain in effect in any action or proceeding before any governmental entity that would prevent or make illegal the consummation of the Arrangement; (v) with respect to the consummation of the Transaction and the transactions contemplated by the Combination Agreement, among other things (a) all regulatory orders and approvals that are legally required shall have been obtained, (b) all waiting periods required under the law shall have expired, and (c) National-Oilwell and Dreco shall each have filed all notices and information required under Canadian law; (vi) the Arrangement shall have received the allowance or approval or deemed allowance or approval by the responsible Minister under the Investment Canada Act in respect of the Arrangement, to the extent such allowance or approval is required; (vii) any Registration Statement required under the Securities Act to register the National-Oilwell Common Stock to be issued in exchange for Exchangeable Shares shall have been declared effective on or before the mailing to the stockholders of National-Oilwell and Dreco of the Joint Proxy Statement/Prospectus and, if a shelf Registration Statement is required by the SEC, the shelf Registration Statement shall have been declared effective under the Securities Act on or before the Effective Date, and in both cases at their effective dates and on the Closing Date, the Registration Statements shall not be the subject of any stop-order or proceedings seeking a stop-order, and this Joint Proxy Statement/Prospectus shall on the Closing Date not be subject to any similar proceedings commenced or threatened by the SEC or the applicable Canadian provincial securities commissions or regulatory authorities; (viii) the no action request, relating to the exemption from registration of the Exchangeable Shares to be issued to Dreco's shareholders, shall have received a favorable response from the SEC; (ix) the National-Oilwell Common Stock to be issued from time to time after the Effective Time upon exchange of the Exchangeable Shares shall have been approved for listing on the NYSE and the Exchangeable Shares shall be listed on a reasonably acceptable Canadian stock exchange; (x) the representations and warranties of the parties shall be true and correct as though made at and as of the Effective Time, unless the failure to be true and correct would not have a material adverse effect on the relevant party; (xi) the parties shall have performed in all material respects all agreements and covenants to be performed by them under the Combination Agreement; (xii) the parties shall have received legal opinions dated as of the Effective Date in the form and substance reasonably satisfactory to the parties; (xiii) the parties' boards of directors shall have received confirmation of the respective fairness opinions as of the date this Joint Proxy Statement/Prospectus was first mailed to the parties' shareholders which shall not have subsequently been withdrawn; (xiv) the parties shall have received opinions from accountants to each party to the effect that the Transaction will qualify for pooling-of-interest accounting treatment under U.S. GAAP; (xv) the parties shall have furnished copies to each other of all affiliates agreements referred to in the Combination Agreement; (xvi) Dreco shall have given a binding notice of redemption or termination of its rights under its Rights Plan, and shall have taken any other action required under its rights agreement and applicable law such that the only right at the Effective Time and thereafter of the holders of rights shall be to receive the redemption price for each right so held (a condition precedent to National-Oilwell's obligations only); (xvii) Dreco shall have received a favorable tax opinion to the effect that the Arrangement will be generally treated for Canadian federal income tax purposes as a reorganization of capital for those Dreco Shareholders who hold their Dreco Common Shares as capital property for purposes of the Canadian Tax Act (a condition precedent to Dreco's obligations only).

     Each condition to closing may be waived by either or both parties, as appropriate, except for conditions to closing that relate to approvals required by applicable law. At the time of any such waiver, the companies will evaluate whether the waiver materially changes the Transaction. If the waiver does effect a material change, the consent of shareholders and optionholders of either or both companies will be resolicited, as appropriate.

     Termination. The Combination Agreement may be terminated by mutual agreement of the parties at any time prior to the Effective Time. Also, either party may terminate the Combination Agreement prior to the Effective Time if:
(i) there has been a breach of any representation, warranty, covenant or agreement contained in the Combination Agreement on the part of the other party, and such breach has not been cured within 15 business days after notice thereof;
(ii) all conditions for closing the Transaction have not been satisfied or waived by October 31, 1997 (other than as a result of a breach by the terminating party); (iii) any required approval of the Dreco Shareholders and Dreco Optionholders or the National-Oilwell Stockholders shall not have been obtained; (iv) any final and non-appealable order shall have been entered in any action or proceeding before any governmental entity that prohibits or renders illegal the consummation of the Transaction; (v) the board of directors of the other party or any committee of such board of directors (A) withdraws or modifies in any adverse manner its approval or recommendation of the Combination Agreement, the Arrangement and the other transactions contemplated in the Combination Agreement, (B) within ten days after the other party's request shall fail to reaffirm such approval or recommendation, or (C) resolves to take any of the actions specified in (A) and (B) above (a "Board Withdrawal"); or (vi) National-Oilwell shall have approved, or agreed to or announced any agreement to effect, any transaction that would result in any person who is not currently a National-Oilwell Stockholder acquiring beneficial ownership of more than 50% of the issued and outstanding capital stock of National-Oilwell (a "Change of Control Transaction"). In addition, National-Oilwell shall have the right to terminate the Combination Agreement if the Dreco board of directors or any committee thereof shall approve or recommend any Acquisition Proposal, other than with National-Oilwell or an affiliate thereof. In addition, Dreco shall have the right to terminate the Combination Agreement (i) prior to the approval of the Combination Agreement and the Arrangement by Dreco Shareholders, upon five days' written notice to National-Oilwell, if, as a result of a Superior Proposal by a party other than National-Oilwell or its affiliates, Dreco's board of directors, after receiving written advice of outside counsel and after giving National-Oilwell at least five days to amend, and giving effect to all concessions made by National-Oilwell in agreeing to amend, the Combination Agreement to provide for terms substantially similar to those of the Superior Proposal, determines in good faith that their fiduciary obligations under applicable law require that such Superior Proposal be accepted; and (ii) in the event the Pre-Closing Average Price is less than $33.00 per share and National-Oilwell, after Dreco shall have exercised its right to request National-Oilwell to do so, elects not to adjust the Exchange Ratio. All decisions to terminate the agreement will be made in accordance with the respective board's and management's fiduciary duties to shareholders under applicable law.

     Upon termination of the Combination Agreement in accordance with the terms thereof, neither party nor their respective officers or directors shall have any further liability under the agreement except with respect to the termination fees described below, but the Confidentiality Agreement dated April 30, 1997 shall survive any such termination and neither party shall be released from any liability arising from the wilful breach by such party of any of its representations, warranties or agreements contained in the agreement.

     Termination Fee. If Dreco terminates the Combination Agreement because there has been a breach of any representation, warranty, covenant or agreement contained in the Combination Agreement by National-Oilwell, and such breach has not been cured within 15 business days after notice or if either party terminates the Combination Agreement because the required approval of the National-Oilwell Stockholders has not been obtained, then National-Oilwell shall pay Dreco a cash termination fee of $2,500,000 at the time of termination. If National-Oilwell terminates the Combination Agreement because there has been a breach of any representation, warranty, covenant or agreement contained in the Combination Agreement by Dreco or if either party terminates because the required approval of the Dreco Shareholders and Dreco Optionholders has not been obtained, then Dreco shall pay National-Oilwell a cash termination fee of $2,500,000 at the time of such termination and an additional cash termination fee of $9,500,000 if, within 12 months of such termination, Dreco enters into a definitive agreement with respect to an Acquisition Proposal (other than with National-Oilwell or its affiliates), or announces an Acquisition Proposal within such 12 month period and enters into a definitive agreement in respect of such Acquisition Proposal within 18 months of such termination. If National-Oilwell terminates the Combination Agreement because of a Dreco Board Withdrawal or if Dreco terminates pursuant to its determination to accept a Superior Proposal as described above, then Dreco shall pay National-Oilwell a cash termination fee of $12,000,000 at the time of such termination. If Dreco terminates the Combination Agreement because of a National-Oilwell Board Withdrawal or if National-Oilwell terminates in the event National-Oilwell shall have approved, or agreed to or announced any agreement to effect, any Change of Control Transaction, then National-Oilwell shall pay Dreco a cash termination fee of $12,000,000 at the time of such termination. See "-- Termination."

OTHER AGREEMENTS

     Affiliates' Agreements. National-Oilwell and Dreco have entered into the National-Oilwell Affiliates' Agreements with each of the National-Oilwell Affiliates, pursuant to which such persons have agreed that they will not sell, transfer, encumber or otherwise dispose of any National-Oilwell Common Stock for 30 days prior to the Effective Date and after the Effective Date until National-Oilwell shall have publicly released financial statements that include at least 30 days of combined operating results of National-Oilwell and Dreco.

     National-Oilwell and Dreco have also entered into the Dreco Affiliates' Agreements with each of the Dreco Affiliates, pursuant to which such persons have agreed that they will not sell, transfer, encumber or otherwise dispose of any Dreco Common Shares in the 30 day period preceding the Effective Date and that they will not sell, transfer or encumber or otherwise dispose of any Exchangeable Shares or National-Oilwell Common Stock after the Effective Date until National-Oilwell shall have publicly released financial statements that include at least 30 days of combined operating results of National-Oilwell and Dreco.

     In addition, the Dreco Affiliates have agreed that they will not sell, pledge or otherwise dispose of any Exchangeable Shares or National-Oilwell Common Stock, respectively, unless: (i) such transaction is permitted pursuant to the provisions of Rule 145 under the Securities Act; (ii) a registration statement covering the transaction shall have been filed with the SEC and made effective under the Securities Act; or (iii) such transaction is permitted under an exemption from registration under the Securities Act.

     Stockholder Agreements. Stockholders owning 51.14% of National-Oilwell Common Stock as of August 8, 1997 have agreed to vote all voting securities of National-Oilwell over which they have voting authority in favor of the Combination Agreement and the transactions contemplated thereby and the Recapitalization Plan. Dreco Shareholders who collectively owned 7.25% of the outstanding Dreco Common Shares and Dreco Common Shares subject to Dreco Options as of August 7, 1997, have agreed to vote all Dreco voting securities over which they have voting authority in favor of the Arrangement Resolution.

TERMINATION OF RIGHTS PLAN

     Pursuant to the Arrangement, all rights outstanding under the Rights Plan shall be redeemed and cancelled on the Effective Date, and the Rights Plan shall be terminated.

COURT APPROVAL OF THE ARRANGEMENT AND COMPLETION OF THE TRANSACTION

     An arrangement of a corporation under the ABCA requires approval by both the Court and the securityholders of the subject corporation. Prior to the mailing of this Joint Proxy Statement/Prospectus, Dreco obtained the Interim Order providing for the calling and holding of the Dreco Meeting and other procedural matters. A copy of the Interim Order is attached hereto as Annex C. The Notice of Petition for the Final Order appears at the front of this Joint Proxy Statement/Prospectus.

     Subject to the approval of the Arrangement by the Dreco Shareholders and Dreco Optionholders at the Dreco Meeting, the hearing in respect of the Final Order is scheduled to take place on the date and at the time set forth in the Notice of Petition for the Final Order, in the Court at the Court House, 611-4th Street, S.W., Calgary, Alberta, Canada. All Dreco Shareholders and Dreco Optionholders who wish to participate or be represented or to present evidence or arguments at that hearing must serve and file a notice of appearance as set out in the Notice of Petition for the Final Order and satisfy any other requirements. At the hearing of the application in respect of the Final Order, it is anticipated that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, including specifically (i) the exchange of Dreco Common Shares for Exchangeable Shares and (ii) the conversion of Dreco Options into options to purchase National-Oilwell Common Stock. The Court may approve the Arrangement as proposed or require amendments or refuse to approve the Arrangement.

     The Final Order will constitute the basis for an exemption from the registration requirements of the Securities Act for the issuance of Exchangeable Shares and the conversion of Dreco Options into options to purchase National-Oilwell Common Stock.

     Assuming the Final Order is granted and the other conditions to the Combination Agreement are satisfied or waived, it is anticipated that the following will occur substantially simultaneously: Articles of Arrangement will be filed with the Registrar under the ABCA to give effect to the Arrangement, the Support Agreement and the Voting and Exchange Trust Agreement will be executed and delivered, and the various other documents necessary to consummate the transactions contemplated under the Combination Agreement will be executed and delivered. Subject to the foregoing, it is presently anticipated that the Effective Date will occur within two or three days after the requisite shareholder and optionholder approval on or about September 25, 1997.

ANTICIPATED ACCOUNTING TREATMENT

     The Arrangement is anticipated to be accounted for using the pooling-of-interests method of accounting under U.S. GAAP. Under the pooling-of-interests method of accounting, the assets, liabilities and shareholders' equity and the operating results of Dreco and National-Oilwell will be carried forward by National-Oilwell at their recorded amounts, and there is no recognition of additional goodwill relating to either National-Oilwell or Dreco in connection with the Transaction.

     National-Oilwell and Dreco have entered into affiliates' agreements with each Dreco Affiliate and National-Oilwell Affiliate. See "-- Other
Agreements -- Affiliates' Agreements." Such agreements relate to, among other things, the ability of National-Oilwell to account for the Transaction as a pooling-of-interests under U.S. GAAP.

BUSINESS COMBINATION COSTS

     National-Oilwell and Dreco expect to incur non-recurring business combination costs estimated at $8.5 million, primarily related to professional and advisory fees related to the Transaction, as well as severance, consolidation and other integration costs associated with the combination.

PROCEDURES FOR EXCHANGE BY DRECO SHAREHOLDERS AND DRECO OPTIONHOLDERS

     Dreco Shareholders. Enclosed with copies of this Joint Proxy Statement delivered to the registered holders of Dreco Common Shares is a Dreco Letter of Transmittal which, when duly completed and returned together with a certificate for Dreco Common Shares, shall enable each Dreco Shareholder to exchange such Dreco Common Shares for that number of (i) Exchangeable Shares equal to the number of Dreco Common Shares held by such shareholder multiplied by the Exchange Ratio or (ii) at the election of the holder in the Dreco Letter of Transmittal, indirectly for the same number of shares of National-Oilwell Common Stock pursuant to an election under the Exchange Put Right. See "-- Transaction Mechanics and Description of Exchangeable Shares."

     No certificates representing fractional Exchangeable Shares will be issued. In lieu of fractional Exchangeable Shares, each holder of a Dreco Common Share who would otherwise be entitled to receive a fraction of an Exchangeable Share shall be paid by Dreco an amount of cash (rounded to the nearest whole cent in U.S. dollars) equal to the product of (i) such fraction, multiplied by (ii) the average closing price of the National-Oilwell Common Stock on the NYSE for the ten trading days ended on the last trading date prior to the Effective Date.

     Any use of the mails to transmit a certificate for Dreco Common Shares and a related Dreco Letter of Transmittal is at the risk of the Dreco Shareholder. If these documents are mailed, it is recommended that registered mail, with return receipt requested, properly insured, be used.

     If the Arrangement proceeds and the Transaction is completed, certificates representing the appropriate number of Exchangeable Shares or shares of National-Oilwell Common Stock issuable to a former holder of Dreco Common Shares who has complied with the procedures set out above, together with a U.S. dollar check in the amount, if any, payable in lieu of fractional Exchangeable Shares or National-Oilwell Common Stock will, as soon as practicable after the later of the Effective Date and the date of receipt of a certificate for Dreco Common Shares and a related Dreco Letter of Transmittal, be (i) forwarded to the holder at the address specified in the Dreco Letter of Transmittal by first class mail or (ii) made available at one of the offices of the Trustee designated for that purpose in the Dreco Letter of Transmittal for pickup by the holder.

     If the Arrangement does not proceed, all certificates representing Dreco Common Shares transmitted with a related Dreco Letter of Transmittal will be returned to Dreco Shareholders.

     Where a certificate for Dreco Common Shares has been destroyed, lost or mislaid, the registered holder of that certificate should immediately contact Montreal Trust Company of Canada, the transfer agent of the Dreco Common Shares, regarding the issuance of a replacement certificate upon the holder's satisfying such requirements as may be imposed by Dreco in connection with issuance of the replacement certificate.

     Dreco Optionholders. Each outstanding Dreco Option will be assumed by National-Oilwell and will be automatically converted at the Effective Date to become an option to purchase shares of National-Oilwell Common Stock in accordance with the terms of the Arrangement. Promptly after the Effective Time, National-Oilwell will notify each Dreco Optionholder of such conversion and the particulars thereof.

STOCK EXCHANGE LISTING

     The TSE has conditionally approved the listing and posting for trading of the Exchangeable Shares on the Effective Date, subject to compliance with its usual requirements. National-Oilwell will apply for and expects to obtain from the NYSE approval for listing on a when issued basis of the shares of National-Oilwell Common Stock to be issued from time to time in exchange for Exchangeable Shares and upon future exercise of the Dreco Options.

ELIGIBILITY FOR INVESTMENT IN CANADA

     Exchangeable Shares. The Exchangeable Shares, provided they are listed on a prescribed stock exchange in Canada (which currently includes the TSE): (i) will not be foreign property under the Canadian Tax Act for trusts governed by registered pension plans, registered retirement savings plans, registered retirement income funds and deferred profit sharing plans or for certain other tax-exempt persons; and (ii) will be qualified investments under the Canadian Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds and deferred profit sharing plans.

     National-Oilwell has indicated that it intends to use its best efforts to cause Dreco to maintain the listing of the Exchangeable Shares on the TSE. In certain other circumstances, the Exchangeable Shares will be qualified investments even if the shares are not listed.

     Voting Rights and Exchange Rights. The Voting Rights and the Exchange Rights will not be qualified investments and will be foreign property under the Canadian Tax Act. However, as indicated under "Income Tax Considerations to Dreco Shareholders -- Canadian Federal Income Tax Considerations to Dreco Shareholders -- Shareholders Resident in Canada," Dreco is of the view that the fair market value of these rights is nominal.

     National-Oilwell Common Stock. The National-Oilwell Common Stock will be a qualified investment under the Canadian Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds and deferred profit sharing plans provided such shares remain listed on the NYSE or another prescribed stock exchange. The National-Oilwell Common Stock will be foreign property under the Canadian Tax Act.

REGULATORY MATTERS

     The Transaction is subject to the premerger filing requirements of the HSR Act, and on May 30, 1997, National-Oilwell and Dreco made premerger filings under the HSR Act with the FTC and the Antitrust Division of the Department of Justice. On June 17, 1997, early termination of the required waiting period under the HSR Act was granted. In addition, National-Oilwell and Dreco have initiated a filing under the Investment Canada Act, the Canadian statute of general application regulating non-domestic investment in Canada. Prior approval under this Act is required. National-Oilwell and Dreco currently anticipate that the required approvals will be obtained not later than the first week of September, 1997. National-Oilwell and Dreco are not aware of any other government or regulatory approvals required for consummation of the Transaction, other than compliance with applicable securities laws of various jurisdictions.

RESALE OF EXCHANGEABLE SHARES AND NATIONAL-OILWELL COMMON STOCK RECEIVED IN THE TRANSACTION

     United States. The issuance of Exchangeable Shares to holders of Dreco Common Shares will not be registered under the Securities Act. Such shares will be issued in reliance upon the exemption available pursuant to Section 3(a)(10) of the Securities Act. Section 3(a)(10) exempts securities issued in exchange for one or more outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom such securities will be issued have the right to appear. The Court is authorized to conduct a hearing to determine the fairness of the terms and conditions of the Arrangement, including the proposed issuance of securities in exchange for other outstanding securities. Subject to the approval of the Arrangement by the Dreco Shareholders and Dreco Optionholders, a hearing on the fairness of the Arrangement will be held on the date specified in the Notice of Petition for the Final Order. See "-- Court Approval of the Arrangement and Completion of the Transaction." National-Oilwell and Dreco have received confirmation from the SEC confirming that the staff of the SEC will not recommend any enforcement action to the SEC if Dreco issues the Exchangeable Shares in exchange for the Dreco Common Shares and the Dreco Options are assumed by National-Oilwell and converted into options to purchase National-Oilwell Common Stock in reliance upon such exemption. National-Oilwell has registered under the Securities Act the shares of National-Oilwell Common Stock to be issued upon exchange of the Exchangeable Shares and National-Oilwell's obligations relating to the Exchangeable Shares with the SEC on a Registration Statement on Form S-4 of which the Joint Proxy Statement/Prospectus is a part.

     The Exchangeable Shares and the shares of National-Oilwell Common Stock issued upon exchange of the Exchangeable Shares will be freely transferable under U.S. federal securities laws, except that Exchange-able Shares and the shares of National-Oilwell Common Stock issued upon exchange of the Exchangeable Shares received by persons who are deemed to be "affiliates" (as such term is defined under the Securities Act) of Dreco prior to the Transaction may be resold by them only in transactions permitted by the resale provisions of Rule 145(d)(1), (2), or (3) promulgated under the Securities Act or as otherwise permitted under the Securities Act. Rule 145(d)(1) generally provides that "affiliates" of either Dreco or National-Oilwell may not sell securities of National-Oilwell received in the Arrangement unless such sale is effected pursuant to an effective registration statement or pursuant to the volume, current public information, manner of sale and timing limitations of Rule 144. These limitations generally require that any sales made by an affiliate in any three-month period shall not exceed the greater of 1% of the outstanding shares of the securities being sold or the average weekly trading volume over the four calendar weeks preceding the placement of the sell order and that such sales be made in unsolicited, open market "brokers transactions." Rules 145(d)(2) and (3) generally provide that the foregoing limitations lapse for non-affiliates of National-Oilwell after a period of one or two years, respectively, depending upon whether certain currently available information continues to be available with respect to National-Oilwell. Persons who may be deemed to be affiliates of an issuer generally include individuals or entities that control, are controlled by, or are under common control with, such issuer and may include certain officers and directors of such issuer as well as principal shareholders of such issuer.

     Dreco and National-Oilwell have entered into affiliates' agreements with each of the Dreco Affiliates restricting the transfer of the Exchangeable Shares and the underlying shares of National-Oilwell Common Stock for the period required by the requirements for pooling-of-interests accounting treatment (see "-- Anticipated Accounting Treatment") and restricting the sale, pledge or other disposal of Exchangeable Shares and National-Oilwell Common Stock. See "-- Other Agreements -- Affiliates' Agreements."

     Canada. National-Oilwell and Dreco have applied for and expect to receive rulings or orders of certain provincial securities regulatory authorities in Canada to permit the issuance to Dreco Shareholders of the Exchangeable Shares and to permit resale of the Exchangeable Shares in such provinces without restriction by a shareholder other than a "control person," provided that no unusual effort is made to prepare the market for any such resale or to create a demand for the securities which are the subject of any such resale and no extraordinary commission or consideration is paid in respect thereof. Applicable Canadian securities legislation provides a rebuttable presumption that a person or company is a control person in relation to an issuer where the person or company alone or in combination with others holds more than 20% of the outstanding voting securities of the issuer. Dreco has also applied for certain exemptions from statutory financial and other reporting requirements in such provinces on the condition that National-Oilwell file with the securities commissions of such provinces copies of certain of its reports filed with the SEC and that holders of Exchangeable Shares receive certain materials that are sent to holders of National-Oilwell Common Stock.

     National-Oilwell and Dreco have also applied for rulings or orders of certain provincial securities regulatory authorities in Canada to permit the issuance of National-Oilwell Common Stock to holders of Exchangeable Shares, and to permit the resale of National-Oilwell Common Stock by such holders without the requirement of filing a prospectus.

                      THE COMPANIES AFTER THE TRANSACTION

THE COMBINATION -- GENERAL

     Upon completion of the Transaction, the parent company of the combined entity will be National-Oilwell, which will continue to be a corporation governed by the DGCL with its principal executive office located at 5555 San Felipe, Houston, Texas 77056 (telephone number (713) 960-5100). National-Oilwell will own the sole authorized and outstanding Dreco Common Share. After the Effective Time, Dreco will continue to be a corporation governed by the ABCA with its principal executive office located at #1340 Weber Centre, 5555 Calgary Trail South, Edmonton, Alberta, Canada T6H 5P9 (telephone number (403) 944-3900).

DIRECTORS AND EXECUTIVE OFFICERS

     If the Transaction is consummated, National-Oilwell's board of directors will be expanded to nine members, seven of whom will be persons who are currently directors of National-Oilwell, including Messrs. Staff, Bull, Comis, Dresher, Dunwoody, Macaulay and Rothstein, and Messrs. Pheasey and Phillips will be appointed to the additional two positions. In addition, Mr. Pheasey will be appointed as Executive Vice President of National-Oilwell and W. Douglas Frame, currently an executive officer of Dreco, will be appointed as an executive officer of National-Oilwell. On the Effective Date, all the current directors on the Dreco board will resign from the Dreco board, except for Mr. Pheasey, and C.
R. Bearden and Edward C. Grimes will be appointed to such board.

     Set forth below is certain information regarding each of the persons who are expected to serve as directors and executive officers of National-Oilwell after consummation of the Transaction. The National-Oilwell Amended and Restated Certificate classifies the board of directors into three classes having staggered terms of three years each. The number of directors is fixed from time to time by resolution of the board of directors and consists of not less than three directors. The board of directors is currently set at eight members, although seven are currently serving due to the resignation on May 12, 1997 of
C. R. Bearden. Upon consummation of the Transaction, the board of directors will be set at nine members. Executive officers of National-Oilwell are elected annually by the board of directors to serve in their respective capacities until their successors are duly elected and qualified or until their earlier resignation or removal. The periods shown for service as an employee of National-Oilwell include service as an employee of its predecessor partnership.


                                                                                          DIRECTOR'S
                                                                                             TERM
              NAME                AGE              POSITION WITH THE COMPANY               EXPIRING
              ----                ---              -------------------------              ----------
Joel V. Staff(1)................  53     Chairman of the Board, President and Chief          1999
                                         Executive Officer
James J. Fasnacht...............  42     Vice President and Group President,                   --
                                         Distribution Services
W. Douglas Frame................  55     Vice President -- Downhole Tools                      --
Jerry N. Gauche.................  49     Vice President -- Organizational                      --
                                         Effectiveness
Steven W. Krablin...............  47     Vice President and Chief Financial Officer            --
Lynn L. Leigh...................  72     Senior Vice President -- Marketing                    --
Gail M. McGee...................  50     Vice President and Chief Information Officer          --
Merrill A. Miller, Jr. .........  46     Vice President and Group President, Products          --
                                         and Technology
Paul M. Nation..................  42     Vice President, Secretary and General Counsel         --
Frederick W. Pheasey............  55     Executive Vice President and Director               1998
Howard I. Bull(2)(3)............  57     Director                                            1998
James C. Comis III..............  33     Director                                            1998
James T. Dresher(2)(3)..........  78     Director                                            2000
W. McComb Dunwoody(1)...........  52     Director                                            1999
William E. Macaulay(1)..........  51     Director                                            1999
Robert L. Phillips..............  46     Director                                            2000
Bruce M. Rothstein..............  45     Director                                            2000


---------------

(1) Member of Executive Committee.

(2) Member of Audit Committee.

(3) Member of Compensation Committee.

     Joel V. Staff has served as the President and Chief Executive Officer of National-Oilwell since July 1993 and Chairman of the Board since January 1996. Prior to joining National-Oilwell, Mr. Staff served as a Senior Vice President of Baker Hughes Incorporated, a worldwide diversified oil services company, from October 1983 to May 1993. Mr. Staff serves as a director of Destec Energy Inc., an independent power company.

     James J. Fasnacht has served as Vice President since November 1993, as Group President, Distribution Services since April 1997, as General Manager of Pumping Systems from November 1993 to April 1997, as Human Resources Manager from 1991 to November 1993 and in various other capacities since joining National-Oilwell in 1979.

     W. Douglas Frame will serve as Vice President -- Downhole Tools beginning upon consummation of the Transaction. Prior to the Transaction, Mr. Frame, who joined Dreco in 1978, is currently primarily responsible for Dreco's downhole products marketing operations. He has been a director of Dreco since its inception in 1980.

     Jerry N. Gauche has served as Vice President -- Organizational Effectiveness since joining National-Oilwell in January 1994. Prior thereto, Mr. Gauche was employed by BP Exploration, Inc., an oil and gas exploration and production company, where he served as General Manager of Central Services from January 1990 to September 1992 and Director of Public Affairs and Executive Coordination from May 1988 to December 1989. From October 1992 to January 1994, Mr. Gauche was self-employed managing his personal investments.

     Steven W. Krablin has served as Vice President and Chief Financial Officer since January 1996. Mr. Krablin served in various capacities including Vice President-Finance and Chief Financial Officer of Enterra Corporation, an NYSE-listed, international oilfield service company, from November 1986 to January 1996.

     Lynn L. Leigh has served as Senior Vice President -- Marketing since October 1993. Prior to joining National-Oilwell, Mr. Leigh served as the President and Chief Executive Officer of Hydril Company, a manufacturer of oilfield drilling equipment, from January 1992 to July 1993. Prior thereto, he provided consulting and project management support services to Grasso Oilfield Services, Inc. from March 1989 to December 1991 and served as President of Unit Rig and Equipment Company from November 1987 to February 1989. From July 1993 to October 1993, Mr. Leigh was self-employed managing his personal investments.

     Gail M. McGee joined National-Oilwell on June 9, 1997 as Vice President and Chief Information Officer. From May 1996 to March 1997, Ms. McGee was Chief Information Officer of J.D. Power and Associates, a survey firm. From February 1994 to May 1996, she served as Vice President of Wells Fargo Bank. From January 1988 to February 1994, Ms. McGee was Vice President, Department Head of Productivity and Organizational Readiness at Chemical Bank.

     Merrill A. Miller, Jr. has served as Vice President since July 1996, as Group President, Products and Technology since April 1997, as General Manager of Drilling Systems from July 1996 to April 1997 and as Vice President of Marketing, Drilling Systems from February 1996 to July 1996. Prior thereto, Mr. Miller was President of Anadarko Drilling Company, a drilling contractor, from January 1995 to February 1996. From May 1980 to January 1995, Mr. Miller served in various capacities including Vice President/U.S. Operations of Helmerich & Payne International Drilling Co., a drilling contractor.

     Paul M. Nation has served as Vice President since 1994 and as Secretary and General Counsel of National-Oilwell since 1987.

     Frederick W. Pheasey will serve as Executive Vice President and a director of National-Oilwell upon consummation of the Transaction. He was a co-founder of Dreco and has been employed by Dreco and its predecessors since 1972. He has been a director of Dreco since 1980.

     Howard I. Bull has served as a Director of National-Oilwell since January 1996. Mr. Bull was President, Chief Executive Officer and a director of Dal-Tile International, Inc., which is the largest manufacturer and distributor of tile in North America, from April 1994 until his retirement in June 1997. Prior to joining Dal-Tile International, Inc., Mr. Bull spent 10 years with Baker Hughes Incorporated, a worldwide diversified oil services company, where he became Chief Executive Officer for Baker Hughes Drilling Equipment Company. Additionally, he served at York International Corporation, a worldwide manufacturer and distributor of air conditioner and refrigeration equipment, as President of its Applied Systems Division and Air Conditioning

Business Group. Mr. Bull also serves as a director of Marine Drilling Companies, Inc., an offshore drilling contractor.

     James C. Comis III has served as a Director of National-Oilwell since January 1996. He is a Managing Director of Inverness Management LLC. Through Inverness Management LLC and its affiliates, Mr. Comis has been engaged in sponsoring and investing in private equity transactions since 1990. Additionally, Mr. Comis has served as Managing Director of Inverness/Phoenix LLC since 1994.

     James T. Dresher has served as a Director of National-Oilwell since January 1996. Mr. Dresher has been Chairman/Chief Executive Officer and principal owner of Unidata, Inc., a Denver-based software company, since December 1991 and has been Chairman and owner of Glenangus, a residential real estate development company, since 1972. In addition, he served as Chairman/CEO of York International Corporation, a worldwide manufacturer and distributor of air conditioner and refrigeration equipment, from 1988 to 1993. Prior thereto, Mr. Dresher served as a director, Chief Financial Officer and Executive Vice President of Baker International Corporation, a worldwide diversified oil services company.

     W. McComb Dunwoody has served as a Director of National-Oilwell since January 1996. He is a Managing Director of Inverness Management LLC. Through Inverness Management LLC and its affiliates, Mr. Dunwoody has been engaged in sponsoring and investing in private equity transactions since 1981. Additionally, Mr. Dunwoody has served as President and Chief Executive Officer of Inverness/Phoenix LLC since 1994 and has been Chief Executive Officer of The Inverness Group Incorporated since 1981.

     William E. Macaulay has served as a Director of National-Oilwell since January 1996. He has been the President and Chief Executive Officer of First Reserve Corporation, a corporate manager of private investments focusing on the energy and energy-related sectors, since 1983. Mr. Macaulay serves as a director of Weatherford Enterra, Inc., an oilfield service company, Maverick Tube Corporation, a manufacturer of steel pipe and casing, TransMontaigne Oil Company, an oil products distribution and refining company, Hugoton Energy Corporation, an independent oil and gas exploration and production company, Cal Dive International, Inc., a provider of subsea services in the Gulf of Mexico, Phoenix Energy Services, Inc., a diversified energy service company, Anker Coal Group, Inc., a producer and marketer of coal, James River Coal Corporation, a coal producer, Domain Energy Corporation, an oil and gas exploration company and Entech Industries, Inc., a manufacturer of high-end valves used principally in sub-sea gathering systems.

     Robert L. Phillips will become a director of National-Oilwell upon consummation of the Transaction. Mr. Phillips has been President and Chief Executive Officer of Dreco since April 1, 1994. Prior thereto, Mr. Phillips had been a partner in the law firm of Blake, Cassels & Graydon, in Calgary, Alberta, since February 1990 and Secretary of Dreco from February 1990 to March 1994. He has been a director of Dreco since 1981.

     Bruce M. Rothstein has served as a Director of National-Oilwell since May 1996. Mr. Rothstein is a Managing Director of First Reserve Corporation, which he joined in 1991. Prior to joining First Reserve, he served as Treasurer and Chief Accounting Officer of Computer Factory, Inc. Mr. Rothstein serves as a director of Anker Coal Group, Inc., a producer and marketer of coal and Entech Industries, Inc., a manufacturer of high-end valves used principally in sub-sea gathering systems.

PRINCIPAL HOLDERS OF SECURITIES

     Change of Control of National-Oilwell in 1996

     In April 1987, Armco Inc., an Ohio corporation ("Armco") and USX Corporation, a Delaware corporation ("USX"), formed National-Oilwell, a Delaware partnership (the "Partnership"), to consolidate the oilfield equipment manufacturing and distribution operations of Armco and USX. The Partnership was owned 50% each by Armco and USX. In 1995 the management team of the Partnership, together with an investor group led by Inverness/Phoenix LLC and First Reserve Corporation, entered into an agreement to acquire the Partnership (the "Acquisition") from Armco and USX for a consideration of $180 million, which Acquisition was completed in January 1996. The purchase price and related expenses were funded by new equity, existing Partnership cash, a new credit facility and a subordinated note provided by GE Capital

Corporation ("GE Capital") and promissory notes to Armco and USX totaling $20 million. The new equity was provided by Inverness/Phoenix LLC, First Reserve Corporation, GE Capital and each of the then executive officers of the Company, other than Mr. Miller. Following the Acquisition, 100 percent of the outstanding stock of National-Oilwell was held by Inverness/Phoenix LLC through investment partnerships of which it is the managing general partner ("the Inverness Investors"), First Reserve Corporation through investment partnerships of which it is the managing general partner (the "First Reserve Investors"), GE Capital and the executive officers of the Company (GE Capital, the Inverness Investors, the First Reserve Investors and the executive officers of the Company are collectively referred to as the "Investor Group"). On October 29, 1996, National-Oilwell became a publicly-traded company through the issuance of 4,600,000 shares of its common stock in an initial public offering. Immediately following the public offering, the Investor Group owned an aggregate of 13,249,483 shares, or 74.23%, of National-Oilwell Common Stock. As of July 8, 1997, the Investor Group owned an aggregate of 13,136,630 shares, or 72.33%, of the outstanding National-Oilwell Common Stock.

     Security Ownership of Certain Beneficial Owners and Management of National-Oilwell

     The following table sets forth certain information with respect to shares of National-Oilwell Common Stock beneficially owned by each director of National-Oilwell, by each of the current executive officers who were named in the Summary Compensation Table in National-Oilwell's Proxy Statement for its 1997 Annual Meeting, by each person who at August 8, 1997 was known by National-Oilwell to be the beneficial owner of more than 5% of the outstanding National-Oilwell Common Stock and by all current directors and officers of National-Oilwell as a group and also sets forth such information pro forma assuming that the Transaction had been consummated as of August 8, 1997, (assuming a 1.2 to 1 Exchange Ratio and assuming all holders of Dreco Common Shares elect to receive National-Oilwell Common Stock in exchange for their Dreco Common Shares). This information has been provided by each of the directors and officers as of August 8, 1997, at the request of National-Oilwell. There are no shares subject to stock options granted under the Amended and Restated National-Oilwell, Inc. Stock Award and Long-Term Incentive Plan (the "Stock Plan") that are exercisable within 60 days of August 8, 1997.

                                                      SHARES          PERCENT              PERCENT
                                                   BENEFICIALLY       OF CLASS             OF CLASS
     NAME OF INDIVIDUAL OR IDENTITY OF GROUP          OWNED        OUTSTANDING(1)    AFTER TRANSACTION(2)
     ---------------------------------------       ------------    --------------    --------------------
5% HOLDERS
Inverness/Phoenix LLC............................   5,101,800(3)       28.09%               18.52%
  660 Steamboat Road
  Greenwich, CT 06830
First Reserve Corporation........................   4,185,247(4)       23.05                15.19
  475 Steamboat Road
  Greenwich, CT 06830
General Electric Capital Corporation.............   1,593,902(5)        8.78                 5.79
  260 Long Ridge Road
  Stamford, CT 06927

DIRECTORS AND OFFICERS
Howard I. Bull...................................           0(6)       *                  *
James C. Comis...................................   5,101,800(7)       28.09                18.52
James T. Dresher.................................           0(6)       *                  *
W. McComb Dunwoody...............................   5,101,800(7)       28.09                18.52
William E. Macaulay..............................   4,185,247(8)       23.05                15.19
Bruce M. Rothstein...............................           0          *                  *
Joel V. Staff....................................     891,989(9)        4.91                 3.24
Steven W. Krablin................................     171,275          *                  *
Lynn L. Leigh....................................     154,295          *                  *
Merrill A. Miller................................      94,127          *                  *
All current directors and officers as a group (14
  persons).......................................  11,235,984          61.87                40.79

---------------

  *  Denotes ownership of less than one percent of the class outstanding.

(1) At August 8, 1997, there were 18,161,175 shares of National-Oilwell Common Stock outstanding.

(2) Based on 27,548,561 shares of National-Oilwell Common Stock outstanding.

(3) As reflected in Schedule 13G filed with the SEC on February 14, 1997. Represents shares beneficially owned as of December 31, 1996 by the following partnerships of which, in each case, Inverness/Phoenix LLC is the managing general partner: DPI Oil Service Partners Limited
    Partnership -- 4,725,281; and DPI Partners II -- 376,519. Inverness/Phoenix LLC, in its role as managing general partner of the partnerships, has the power to cause each partnership to dispose of or to vote shares held by each partnership. Messrs. Comis and Dunwoody, each of whom is a director of National-Oilwell, serve on the investment committee of Inverness/Phoenix LLC, which committee has sole power to vote and dispose of that company's investments. See footnote (6) for the ownership interests of Messrs. Bull and Dresher, each of whom is a director of National-Oilwell, in DPI Oil Service Partners Limited Partnership.

(4) As reflected in Schedule 13G filed with the SEC on February 14, 1997. Represents shares beneficially owned as of December 31, 1996 by the following limited partnerships of which, in each case, First Reserve Corporation is the managing general partner: First Reserve Fund V, Limited Partnership -- 167,415; First Reserve Fund VI, Limited
    Partnership -- 3,850,417; and First Reserve Fund V-2, Limited
    Partnership -- 167,415. First Reserve Corporation, in its role as managing partner of the partnerships, has the power to cause each partnership to dispose of or to vote shares held by each partnership. Mr. Macaulay and John
    A. Hill, another First Reserve Corporation stockholder, may be deemed to share beneficial ownership of the shares owned by First Reserve Corporation as a result of Messrs. Macaulay's and Hill's ownership of common stock of First Reserve Corporation. Both Messrs. Macaulay and Hill disclaim beneficial ownership of all such shares.

(5) As reflected in Schedule 13G filed with the SEC on February 13, 1997. General Electric Capital Corporation has sole voting and investment power over the shares.

(6) Messrs. Bull and Dresher have a 5.714% and 4.082% interest, respectively, in DPI Partners I, a general partnership which holds a limited partnership interest in DPI Oil Service Partners Limited Partnership. Additionally, Messrs. Bull and Dresher each hold a limited partnership interest in DPI Oil Service Partners Limited Partnership, which holds 4,725,281 shares of National-Oilwell's Common Stock. The interests of Mr. Bull, Mr. Dresher and DPI Partners I in DPI Oil Service Partners Limited Partnership, after the return of the original investment plus interest, are approximately 1.3%, 3.3% and 20.0%, respectively. Messrs Bull and Dresher each disclaim beneficial ownership of all such shares.

(7) This figure equals all shares beneficially owned by Inverness/Phoenix LLC of which Messrs. Comis and Dunwoody are principals.

(8) This figure equals all shares beneficially owned by First Reserve Corporation of which Mr. Macaulay is President. Mr. Macaulay disclaims beneficial ownership of all such shares.

(9) Includes 528,814 shares owned by the trusts created by that certain Trust Agreement dated April 12, 1989 by and among Joel V. Staff and Mary Martha Staff, as Trustors, and Richard Staff, as Trustee. Joel Staff does not vote nor exercise investment power over and disclaims beneficial ownership of these shares.

     Security Ownership of Certain Beneficial Owners and Management of Dreco

     The following table sets forth certain information with respect to Dreco Common Shares beneficially owned by each director of Dreco, by each of the current executive officers who were named in the Summary Compensation Table in Dreco's Proxy Statement for its 1997 Annual Meeting, by each person who at August 7, 1997 was known by Dreco to be the beneficial owner of more than 5% of the outstanding Dreco Common Shares and by all current directors and officers of Dreco as a group and also sets forth such information with respect to shares of National-Oilwell Common Stock assuming that the Transaction had been consummated as of August 7, 1997 (assuming a 1.2 to 1 Exchange Ratio and assuming all Exchangeable Shares are exchanged for shares of National-Oilwell Common Stock). This information has been provided by each of the directors and officers as of August 7, 1997, at the request of Dreco. The number of shares beneficially owned includes shares subject to options exercisable within 60 days of August 7, 1997.

                                                                                            PERCENT
                                                          SHARES          PERCENT           OF CLASS
                                                       BENEFICIALLY       OF CLASS           AFTER
       NAME OF INDIVIDUAL OR IDENTITY OF GROUP            OWNED        OUTSTANDING(1)    TRANSACTION(2)
       ---------------------------------------         ------------    --------------    --------------
5% HOLDERS
----------
Neuberger & Berman...................................    570,025(3)          7.3%             5.0%(4)
  605 Third Avenue
  New York, New York 10158-3698
Metropolitan Life Insurance..........................    563,900(5)          7.2              2.5
  One Madison Avenue
  New York, New York 10010
State Street Research and Management Co..............    563,900(6)          7.2              2.5
  One Financial Center
  Boston, Massachusetts 02111-2621
Fidelity Management & Research Co....................    416,700(7)          5.3              2.7(8)
  82 Devonshire Street
  Boston, Massachusetts 02109
Frederick W. Pheasey.................................    398,849(9)          5.1              1.7
  #1340 Weber Centre
  5555 Calgary Trail
  Edmonton, Alberta, Canada T6H 5P9

DIRECTORS AND OFFICERS
----------------------
Frederick W. Pheasey.................................    398,849(9)          5.1              1.7
Robert L. Phillips...................................    207,750(10)         2.6            *
Ronald S. Sorokan....................................     65,963(11)(12)     *              *
P. Stuart Grant......................................     60,000(13)       *                *
W. Douglas Frame.....................................     18,200(11)       *                *
Franklin L. Kobie....................................     28,000(14)       *                *
Glenn E. Taylor, Jr..................................     27,500(11)       *                *
James E. Chenault, Jr................................     26,000(13)       *                *
Ronald A. Robinson...................................     25,125(13)       *                *
Jerry E. Goldress....................................     25,000(13)       *                *
Christopher J. Robb..................................     21,000(14)       *                *
All directors and officers as a group (15 persons)...    912,008(15)        11.1%             3.9%

---------------

  * less than 1%

 (1) At August 7, 1997, there were 7,822,822 Common Shares outstanding.

 (2) Based on 27,548,561 shares of National-Oilwell Common Stock outstanding.

 (3) As reflected in Schedule 13G filed with the SEC on February 10, 1997.

 (4) Includes 700,300 shares of National-Oilwell Common Stock owned prior to consummation of the Transaction as reflected in Schedule 13F filed with the SEC for the quarter ended March 31, 1997.

 (5) As reflected in Schedule 13G filed with the SEC on February 5, 1997.

 (6) As reflected in Schedule 13G filed with the SEC on February 13, 1997.

 (7) As reflected in Schedule 13G filed with the SEC on February 14, 1997.

 (8) Includes 240,900 shares of National-Oilwell Common Stock owned prior to consummation of the Transaction as reflected in Schedule 13F filed with the SEC for the quarter ended March 31, 1997.

 (9) Includes 35,388 Dreco Common Shares that are pledged to a financial institution.

(10) Includes 200,000 Dreco Common Shares that may be acquired upon exercise of an option and 1,250 Dreco Common Shares beneficially owned by Mr. Phillips' wife, in respect of which shares Mr. Phillips has disclaimed any beneficial ownership.

(11) Includes 15,000 Dreco Common Shares that may be acquired upon exercise of options.

(12) Includes 30,000 Dreco Common Shares that are pledged to a financial institution.

(13) Includes 25,000 Dreco Common Shares that may be acquired upon exercise of options.

(14) Includes 20,000 Dreco Common Shares that may be acquired upon exercise of options.

(15) Includes 393,600 Dreco Common Shares that may be acquired upon exercise of options.

NATIONAL-OILWELL CAPITAL STOCK

     In the event of the consummation of the Transaction, which requires the adoption by the National-Oilwell Stockholders of the National-Oilwell Amended and Restated Certificate, the capital stock of National-Oilwell will be as summarized below. Such summary is qualified in its entirety by reference to the National-Oilwell Amended and Restated Certificate which is attached as Annex D hereto.

     The National-Oilwell Amended and Restated Certificate of Incorporation currently authorizes 40,000,000 shares of National-Oilwell Common Stock and 10,000,000 shares of National-Oilwell Preferred Stock. If the National-Oilwell Amended and Restated Certificate is approved at the National-Oilwell Meeting, the National-Oilwell Amended and Restated Certificate will authorize 75,000,000 shares of National-Oilwell Common Stock, one share of Special Voting Stock and 10,000,000 shares of National-Oilwell Preferred Stock.

  COMMON STOCK

     There were 18,161,175 shares of National-Oilwell Common Stock outstanding as of August 8, 1997. The holders of National-Oilwell Common Stock are entitled to one vote per share on all matters voted on by the stockholders, including the election of directors. Holders of National-Oilwell Common Stock are not entitled to cumulate their votes in elections of directors. Common stockholders have no preemptive rights or other rights to subscribe for additional shares. Holders of National-Oilwell Common Stock have an equal and ratable right to receive dividends when, as and if declared by the board of directors out of funds legally available therefor subject only to any payment requirements or other restrictions imposed by any series of Preferred Stock that may be issued in the future. See "Summary -- Dividend Policies."

     The transfer agent and registrar for the National-Oilwell Common Stock is American Stock Transfer & Trust Company.

  NATIONAL-OILWELL SPECIAL VOTING STOCK

     A single share of National-Oilwell Special Voting Stock will be authorized for issuance and a single share will be outstanding having a par value of $.01 per share. Except as otherwise required by law or the National-Oilwell Amended and Restated Certificate, the Voting Share will possess a number of votes equal to the number of outstanding Exchangeable Shares from time to time not owned by National-Oilwell or any entity controlled by National-Oilwell for the election of directors and on all other matters submitted to a vote of stockholders of National-Oilwell. The holders of National-Oilwell Common Stock and the holder of the Voting Share will vote together as a single class on all matters. In the event of a National-Oilwell Liquidation Event, all outstanding Exchangeable Shares will automatically be exchanged for shares of National-Oilwell Common Stock, and the holder of the Voting Share will not be entitled to receive any assets of National-Oilwell available for distribution to its stockholders. The holder of the Voting Share will not be entitled to receive dividends. Pursuant to the Combination Agreement, the Voting Share will be issued to the Trustee appointed under the Voting and Exchange Trust Agreement. At such time as the Voting Share has no votes attached to it because there are no Exchangeable Shares outstanding not owned by National-Oilwell or an entity controlled by National-Oilwell, the Voting Share will be canceled.

  PREFERRED STOCK

     The board of directors of National-Oilwell, without any action by the National-Oilwell Stockholders, is authorized to issue up to 10,000,000 shares of Preferred Stock, in one or more series and to determine the voting rights (including the right to vote as a series on particular matters), preferences as to dividends and in liquidation and the conversion and other rights of each such series. There are no shares of Preferred Stock outstanding. See "Certain Anti-Takeover and Other Provisions -- Preferred Stock."

  CERTAIN ANTI-TAKEOVER AND OTHER PROVISIONS

     The National-Oilwell Amended and Restated Certificate (from time to time referred to herein as the "Charter") and the Bylaws of National-Oilwell contain provisions that could have an anti-takeover effect. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors of National-Oilwell and in the policies formulated by the board of directors and to discourage certain types of transactions which may involve an actual or threatened change of control of National-Oilwell. The provisions are designed to reduce the vulnerability of National-Oilwell to an unsolicited proposal for a takeover of National-Oilwell that does not contemplate the acquisition of all of its outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of National-Oilwell. The provisions are also intended to discourage certain tactics that may be used in proxy fights. The board of directors believes that, as a general rule, such takeover proposals would not be in the best interest of National-Oilwell and its stockholders. Set forth below is a description of such provisions in the Charter and the Bylaws. The description of such provisions set forth below discloses, in the opinion of National-Oilwell's management, all material elements of such provisions, is intended only as a summary and is qualified in its entirety by reference to the pertinent sections of the Charter, attached as Annex D hereto, and the Bylaws, a form of which was filed as an exhibit to the Registration Statement filed with the SEC in connection with National-Oilwell's initial public offering. The board of directors has no current plans to formulate or effect additional measures that could have an anti-takeover effect.

     Classified Board of Directors. The classification of directors has the effect of making it more difficult for stockholders to change the composition of the board of directors. At least two annual meetings of stockholders generally will be required to effect a change in a majority of the board of directors. Such a delay may help ensure that National-Oilwell's directors, if confronted by a stockholder attempting to force a proxy contest, a tender or exchange offer or an extraordinary corporate transaction, would have sufficient time to review the proposal as well as any available alternatives to the proposal and to act in what they believe to be the best interests of the stockholders. The classification provisions will apply to every election of directors, however, regardless of whether a change in the composition of the board of directors would be beneficial to National-Oilwell and its stockholders and whether a majority of National-Oilwell Stockholders believes that such a change would be desirable. Pursuant to the Charter, the provisions relating to the classification of directors may only be amended by the affirmative vote of eighty percent of the then outstanding shares of capital stock entitled to vote thereon.

     Removal of Directors Only for Cause. Pursuant to the Charter, directors can be removed from office only for cause by the affirmative vote of eighty percent of the then outstanding shares of capital stock entitled to vote thereon, other than at the expiration of their term of office. Vacancies on the board of directors may be filled only by the remaining directors and not by the stockholders.

     Number of Directors. The Charter provides that the entire board of directors will consist of not less than three members, the exact number to be set from time to time by resolution of the board of directors. Accordingly, the board of directors, and not the stockholders, has the authority to determine the number of directors and could delay any stockholder from obtaining majority representation on the board of directors by enlarging the board of directors and filling the new vacancies with its own nominees until the next stockholder election.

     No Written Consent of Stockholders. The Charter also provides that any action required or permitted to be taken by the stockholders of National-Oilwell must be taken at a duly called annual or special meeting of stockholders and may not be taken by written consent. In addition, special meetings may only be called by (i) the Chairman of the Board, (ii) the President or (iii) the board of directors pursuant to a resolution adopted by a majority of the then-authorized number of directors.

     Charter and Bylaws. The Charter provides that the board of directors, by a majority vote, may adopt, alter, amend or repeal provisions of the Bylaws.

     Business Combinations under Delaware Law.  National-Oilwell is subject to section 203 of the DGCL, which prohibits certain transactions between a Delaware corporation and an interested stockholder, which is defined as a person who, together with any affiliates and/or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. This provision prohibits certain business combinations (defined broadly to include mergers, consolidations, sales or other dispositions of assets having an aggregate value in excess of 10% of the consolidated assets of the corporation, and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation) between an interested stockholder and a corporation for a period of three years after the date the interested stockholder acquired its stock, unless (i) the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the corporation's board of directors prior to the date the interested stockholder acquired shares, (ii) the interested stockholder acquired at least 85% of the voting stock of the corporation in the transaction in which it became an interested stockholder or (iii) the business combination is approved by a majority of the board of directors and by the affirmative vote of two-thirds of the votes entitled to be cast by disinterested stockholders at an annual or special meeting.

     Preferred Stock. The Charter authorizes the board of directors of National-Oilwell, without any action by the stockholders of National-Oilwell, to issue up to 10,000,000 shares of Preferred Stock, in one or more series and to determine the voting rights (including the right to vote as a series on particular matters), preferences as to dividends and in liquidation and the conversion and other rights of each such series. Because the terms of the preferred stock may be fixed by the board of directors of National-Oilwell without stockholder action, the preferred stock could be issued quickly with terms designed to make more difficult a proposed takeover of National-Oilwell or the removal of its management, thus affecting the market price of the National-Oilwell Common Stock and preventing stockholders from obtaining any premium offered by the potential buyer. The board of directors will make any determination to issue such shares based on its judgment as to the best interests of National-Oilwell and its stockholders.

     Liability of Officers and Directors -- Indemnification. Delaware law authorizes corporations to limit or eliminate the personal liability of officers and directors to corporations and their stockholders for monetary damages for breach of officers' and directors' fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, officers and directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by Delaware law, officers and directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables corporations to limit available relief to equitable remedies such as injunction or rescission. The Charter limits the liability of officers and directors of National-Oilwell to National-Oilwell or its stockholders to the fullest extent permitted by Delaware law. Specifically, officers and directors of National-Oilwell will not be personally liable for monetary damages for breach of an officer's or director's fiduciary duty in such capacity, except for liability (i) for any breach of the officers' or directors' duty of loyalty to National-Oilwell or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL or (iv) for any transaction from which the officer or director derived an improper personal benefit.

     The inclusion of this provision in the Charter may have the effect of reducing the likelihood of derivative litigation against officers and directors, and may discourage or deter stockholders or management from bringing a lawsuit against officers and directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefitted National-Oilwell and its stockholders. Both National-Oilwell's Charter and Bylaws provide indemnification to National-Oilwell's officers and directors and certain other persons with respect to certain matters to the maximum extent allowed by Delaware law as it exists now or may hereafter be amended. These provisions do not alter the liability of officers and directors under the United States federal securities laws and do not affect the right to sue (nor to recover monetary damages) under federal securities laws for violations thereof.

DRECO SHARE CAPITAL

     On the completion of the Arrangement, the share capital of Dreco will be as summarized below. Such summary is qualified in its entirety by reference to the Plan of Arrangement and the Exchangeable Share Provisions which are attached as Annex E hereto.

  DRECO COMMON SHARE

     The holder of the Dreco Common Share will be entitled to receive notice of and to attend all meetings of the shareholders of Dreco and will be entitled to one vote on all matters submitted to a vote of the holder of the Dreco Common Share. The holder of the Dreco Common Share will also be entitled to receive such dividends as may be declared by the Dreco board of directors out of funds legally available therefor and, upon any liquidation, dissolution or winding-up of Dreco, subject to the prior rights of the holders of the Exchangeable Shares and any other shares ranking senior to the Dreco Common Share, to receive ratably the remaining property and assets of Dreco. Upon consummation of the Transaction, Dreco shall not, without the approval of the board of directors and of the holder of the Dreco Common Share, issue any further Exchangeable Shares or other shares, except as specifically required under the Exchangeable Share Provisions.

  EXCHANGEABLE SHARES

     Ranking of Exchangeable Shares of Dreco. The Exchangeable Shares will rank prior to the Dreco Common Share and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of Dreco.

     Dividends. Holders of Exchangeable Shares will be entitled to receive dividends equivalent to dividends paid from time to time by National-Oilwell on shares of National-Oilwell Common Stock. The declaration date, record date and payment date for dividends on the Exchangeable Shares will be the same as that for the corresponding dividends on the National-Oilwell Common Stock.

     Certain Restrictions. Without the approval of the holders of the Exchangeable Shares other than National-Oilwell, Dreco will not: (i) pay any dividend on the Dreco Common Share, or any other shares ranking junior to the Exchangeable Shares, other than stock dividends payable in such other shares ranking junior to the Exchangeable Shares; (ii) redeem, purchase or make any capital distribution in respect of the Dreco Common Share or any other shares ranking junior to the Exchangeable Shares; (iii) redeem or purchase any other shares of Dreco ranking equally with the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution; or (iv) amend the Dreco Articles or Dreco Bylaws, in either case in any manner that would affect the rights of the holders of the Exchangeable Shares. The restrictions in (i), (ii) and (iii) above will not apply at any time when the dividends on the outstanding Exchangeable Shares corresponding to dividends declared on the National-Oilwell Common Stock have been declared and paid in full. If a vote of the holders of Exchangeable Shares is called for such approval and the holders of Exchangeable Shares vote in favor, an Automatic Redemption Date will occur. See "The Transaction -- Transaction Mechanics and Description of Exchangeable
Shares -- Exchange and Redemption Rights -- Automatic Redemption."

     Liquidation. In the event of a Dreco Insolvency Event, a holder of Exchangeable Shares will be entitled to receive for each Exchangeable Share one share of National-Oilwell Common Stock, plus the Dividend Amount, if any. See "The Transaction -- Transaction Mechanics and Description of Exchangeable Shares -- Exchange and Redemption Rights -- Optional Exchange Right."

     Exchange Put Right. Holders of the Exchangeable Shares will be entitled at any time following the Effective Time to require National-Oilwell to exchange all or any part of the Exchangeable Shares owned by them and to receive an equivalent number of shares of National-Oilwell Common Stock plus the Dividend Amount, if any. See "The Transaction -- Transaction Mechanics and Description of Exchangeable Shares -- Exchange and Redemption Rights -- Exchange Put Right."

     Retraction of Exchangeable Shares by Holders. A holder of Exchangeable Shares will be entitled at any time to require Dreco to retract (i.e. require Dreco to redeem) any or all of the Exchangeable Shares held by such holder by delivering to the holder one share of National-Oilwell Common Stock for each Exchangeable Share plus the Dividend Amount, if any, which shall be delivered to the retracting holder on the Retraction Date specified by the holder (which shall not be less than five nor more than ten business days after the date on which Dreco receives the Retraction Request from the holder). See "The Transaction -- Transaction Mechanics and Description of Exchangeable
Shares -- Exchange and Redemption Rights -- Retraction Rights." This right is subject to National-Oilwell's Retraction Call Right. See "The Transaction -- Transaction Mechanics and Description of Exchangeable Shares -- Call
Rights -- Retraction Call Right."

     If, as a result of liquidity or solvency provisions of applicable law, Dreco is not permitted to redeem all Exchangeable Shares tendered by a retracting holder, Dreco will redeem only those Exchangeable Shares tendered by the holder (rounded down to a whole number of shares) as would not be contrary to such provisions of applicable law. This right is subject to National-Oilwell's Liquidation Call Right. See "The Transaction -- Transaction Mechanics and Description of Exchangeable Shares -- Call Rights -- Liquidation Call Right." The holder of any Exchangeable Shares not redeemed by Dreco will be deemed to have required National-Oilwell to purchase such unretracted shares in exchange for National-Oilwell Common Stock, plus the Dividend Amount, if any. See "The Transaction -- Transaction Mechanics and Description of Exchangeable Shares -- Exchange and Redemption Rights."

     Automatic Redemption of Exchangeable Shares. On an Automatic Redemption Date, Dreco will redeem all but not less than all of the then outstanding Exchangeable Shares by delivering to the holder one share of National-Oilwell Common Stock for each Exchangeable Share, plus the Dividend Amount, if any. At least 45 days prior to the Automatic Redemption Date described above or before a possible Automatic Redemption Date which may result from a failure of the holders of Exchangeable Shares to take necessary action as described in clause
(d) of the definition of Automatic Redemption Date, Dreco shall provide the registered holders of the Exchangeable Shares with written notice of the proposed redemption of the Exchangeable Shares of Dreco. This right is subject to National-Oilwell's Redemption Call Right. In the case of any notice given in connection with a possible Automatic Redemption Date, such notice will be given contingently and will be withdrawn if the contingency does not occur. See "The Transaction -- Mechanics and Description of Exchangeable Shares -- Call
Rights -- Redemption Call Right."

     Voting Rights. Under the ABCA, holders of Exchangeable Shares have separate class voting rights on any change in the fundamental terms of these shares, which rights mirror those provided under the Exchangeable Share Provisions as described in the next paragraph. In addition, the holders of Exchangeable Shares have the right to vote on any change in the related terms in the Support Agreement and the Voting and Exchange Trust Agreement. If the holders fail to take necessary action to approve or disapprove, as applicable, a change in the terms of the Exchangeable Shares or the related terms in the Support Agreement and the Voting and Exchange Trust Agreement, if such approval or disapproval, as applicable, would be required to maintain the economic and legal equivalence of the Exchangeable Shares and the National-Oilwell Common Stock, Dreco will automatically be required to redeem the Exchangeable Shares as described above. Additionally, under the ABCA, the holders of Exchangeable Shares have the right to vote on certain fundamental changes in Dreco, including an amalgamation, a continuance or reincorporation in another jurisdiction, a sale, lease or exchange of all or substantially all of the assets of Dreco out of the ordinary course of business, a plan of arrangement and a voluntary dissolution. If the Dreco board of directors proposes such a fundamental change, Dreco will automatically be required to redeem the Exchangeable Shares prior to the record date for the required shareholder vote as described above.

     Amendment and Approval. The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be changed only with the approval of the holders thereof other than National-Oilwell. Any such approval or any other approval or consent to be given by the holders of the Exchangeable Shares will be sufficiently given if given in accordance with applicable law and subject to a minimum requirement that such approval or consent be evidenced by a resolution passed by not less than two-thirds of the votes cast thereon (other than shares beneficially owned by National-Oilwell or entities controlled by National-Oilwell) at a meeting of the holders of Exchangeable Shares duly called and held at which holders of at least 50% of the then outstanding Exchangeable Shares are present or represented by proxy. In the event that no such quorum is present at such meeting within one-half hour after the time appointed therefor, then the meeting will be adjourned to such place and time not less than 10 days later as may be determined at the original meeting by the chairman of the meeting, and holders of Exchangeable Shares present or represented by proxy at the adjourned meeting may transact the business for which the meeting was originally called. At the adjourned meeting, a resolution passed by the affirmative vote of not less than two-thirds of the votes cast thereon will constitute the approval or consent of the holders of the Exchangeable Shares.

     Actions of Dreco under Support Agreement. Under the Exchangeable Share Provisions, Dreco will agree to take all such actions and do all such things as are necessary or advisable to perform and comply with its obligations under, and to ensure the performance and compliance by National-Oilwell with its obligations under, the Support Agreement.

REMUNERATION OF DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth for the years ended December 31, 1995 and 1996 the compensation paid by National-Oilwell to its Chief Executive Officer and four other most highly compensated executive officers.

                           SUMMARY COMPENSATION TABLE

                                                                               LONG-TERM COMPENSATION
                                                                         -----------------------------------
                                           ANNUAL COMPENSATION                   AWARDS             PAYOUTS
                                   -----------------------------------   -----------------------   ---------
           (A)              (B)       (C)        (D)          (E)           (F)          (G)          (H)           (I)
                                                             OTHER       RESTRICTED   SECURITIES
                                                             ANNUAL        STOCK      UNDERLYING     LTIP        ALL OTHER
         NAME AND                                         COMPENSATION    AWARD(S)     OPTIONS/     PAYOUTS     COMPENSATION
    PRINCIPAL POSITION      YEAR   SALARY($)   BONUS($)       ($)          ($)(1)      SARS(#)      ($)(2)         ($)(3)
    ------------------      ----   ---------   --------   ------------   ----------   ----------   ---------    ------------
Joel V. Staff.............  1996    291,352    186,983        --           2,567         --        1,675,423       14,512
  Chairman, President       1995    275,016         --        --              --         --               --       11,011
  and CEO
C.R. Bearden(4)...........  1996    234,808    124,278        --           1,711         --        1,116,949       17,559(5)
  Executive V.P.            1995    215,625         --        --              --         --               --        7,962
 President -- Distribution
  Services
Lynn L. Leigh.............  1996    195,000    103,209        --              --         --        1,256,846(6)     9,242
  Sr. Vice President        1995    195,000         --        --              --         --               --        7,810
Steven W. Krablin.........  1996    144,231     76,338        --             856         --          558,474           --
  Vice President            1995         --         --        --              --         --               --           --
  and CFO
Merrill A. Miller.........  1996    135,577     71,758        --             856         --          558,474           --
  Vice President            1995         --         --        --              --         --               --           --
  General Manager --
  Drilling Systems

---------------

(1) The number and value at December 31, 1996 of restricted stockholdings for the named executive officers are: Mr. Staff -- 282,414 shares, $8,683,974; Mr. Bearden -- 188,254 shares, $5,788,639; Mr. Krablin -- 94,127 shares,
    $2,894,320; and Mr. Miller -- 94,127 shares, $2,894,320. Provided that the executive officer has been continuously employed by National-Oilwell until the lapse date, forfeiture restrictions on the restricted stock will lapse in 20% increments annually beginning on January 17, 1997.

(2) Represents total amounts accrued to the named individuals except for Mr. Leigh with respect to payments under National-Oilwell's Value Appreciation and Incentive Plan B, which provided for certain executive officers of National-Oilwell to qualify for an award upon the occurrence of certain events, including an initial public offering. Distributions under this plan will be made in cash and stock until January 17, 2001. Cash distributions made under the plan as of December 31, 1996 are as follows: Mr.
    Staff -- $209,474; Mr. Bearden -- $139,650; Mr. Krablin -- $69,825; and Mr.
    Miller -- $69,825. No stock distributions have been made under the plan to date.

(3) These amounts include:

     (a) National-Oilwell's cash contributions for 1996 under the National-Oilwell Retirement and Thrift Plan, a defined contribution plan, on behalf of Mr. Staff, $7,113; Mr. Bearden, $7,103; and Mr. Leigh $7,113.

     (b) National-Oilwell's cash contributions for 1996 under the National-Oilwell Supplemental Savings Plan, a defined contribution plan, on behalf of Mr. Staff, $7,399; Mr. Bearden, $3,194; and Mr. Leigh, $2,129.

(4) Mr. Bearden resigned as an officer and director of National-Oilwell effective May 12, 1997.

(5) Includes a premium of $7,262 for a term life insurance policy paid by National-Oilwell.

(6) Represents total amount accrued to Mr. Leigh under National-Oilwell's Value Appreciation and Incentive Plan A, which provided for certain key employees of National-Oilwell to qualify for an award upon the occurrence of certain events, including an initial public offering. Distributions under this plan will be made in cash and stock until January 17, 1999. At December 13, 1996, Mr. Leigh had received a cash distribution under this plan in the amount of $418,949 and had received no stock distribution.

     For information regarding compensation paid to executive officers of Dreco in 1996, including Messrs. Frame and Pheasey, who will become executive officers of National-Oilwell upon consummation of the Transaction, see the 1996 Notice of Annual Meeting and Proxy Statement of Dreco, the relevant portions of which are incorporated by reference into the Dreco Annual Report on Form 10-K for the year ended August 31, 1996.

COMPENSATION OF DIRECTORS

     Directors who are full-time employees of National-Oilwell do not receive a retainer or fees for service on the board of directors or on committees of the board. Members of the board of directors who are not full-time employees of National-Oilwell receive an annual fee of $15,000, a fee of $1,000 for attendance at each meeting of the board of directors and at each meeting of its committees or any special committee established by the board, and a fee of $1,000 per day for any special assignments. The chairmen of the audit and compensation committees receive a fee of $1,250 for attendance at each meeting of the committee they chair. In addition, directors of the Company (including directors who are not full-time employees of National-Oilwell) are eligible for grants of stock options, other than incentive stock options, and other awards under the Stock Plan. On March 21, 1997, each non-employee director of National-Oilwell was granted a non-qualified stock option to purchase 2,000 shares of National-Oilwell's Common Stock. The option exercise price per share is equal to the fair market value of a share of National-Oilwell Common Stock on the date of grant, the options vest in three equal annual installments beginning on the first anniversary of the date of grant and the options have a term of five years from the date of grant. The specific terms of compensation to be paid to non-employee directors of National-Oilwell after consummation of the Transaction have not yet been determined, although they are expected to be consistent with the compensation paid to non-employee directors of National-Oilwell in 1996.

EMPLOYMENT CONTRACTS

     Effective as of January 1, 1996, National-Oilwell entered into an employment agreement with each of the named executive officers, except for Mr. Miller, whose employment agreement was effective as of February 5, 1996. Each of the agreements provides for a base salary, participation in the National-Oilwell Employee Incentive Plan (the "Incentive Plan") and employee benefits as generally provided to all employees. The agreements provided for the following base salaries for 1996: Mr. Staff -- $300,000; Mr. Bearden -- $240,000; Mr. Leigh -- $195,000; Mr. Krablin -- $150,000 and Mr. Miller -- $150,000. The
agreements have a continuing term of two years in the case of Mr. Staff and one year for each of the other executive officers. National-Oilwell is not obligated to pay any amounts pursuant to the employment agreements upon (i) voluntary termination; (ii) termination for cause (as defined); (iii) death; (iv) long-term disability; or (v) employee's refusal to accept comparable employment with a successor corporation. If the employment

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

relationship is terminated by the Company for any other reason, or by the employee due to an uncorrected material breach of the employment agreement by National-Oilwell for any other reason, the employee is entitled to receive his base salary and current year targeted bonus amount under the Incentive Plan either as a lump sum payment or over the one-year term, or two-year term in the case of Mr. Staff, as determined by the employment agreement under the circumstances. During the period of employment and for a period after termination of two years for Mr. Staff and one year for each of the other executive officers, the employees are generally prohibited from competing or assisting others to compete in its existing or recent business, or inducing any other employee to terminate employment with National-Oilwell.

     Upon termination, other than for cause, participants in National-Oilwell's Value Incentive Plans A and B, including each of the named executive officers, are entitled to any amounts accrued on their behalf for which they have not yet received a distribution. Each of the named executive officers other than Mr. Leigh is a recipient of a restricted stock award under the Stock Plan. Under the terms of the Restricted Stock Agreements pursuant to which the restricted stock awards were issued, any restricted stock must be resold to National-Oilwell for $0.01 per share if the recipient's employment with National-Oilwell is terminated for any reason prior to the lapse of the forfeiture restrictions. The forfeiture restrictions lapse each year beginning January 17, 1997, on 20% of the total number of shares of restricted stock awarded to each participant and in their entirety upon a participant's disability, death or involuntary termination of employment without cause.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The members of the compensation committee of National-Oilwell are Howard I. Bull and James T. Dresher. From August 1996 through March 20, 1997, the members of the compensation committee were Howard I. Bull and William E. Macaulay. Mr. Macaulay is the president of First Reserve Corporation. National-Oilwell paid First Reserve Corporation a transaction fee of $1.2 million in 1996 in connection with the acquisition of the predecessor partnership of National-Oilwell. National-Oilwell and First Reserve Corporation are parties to a Deferred Fee Agreement, under which National-Oilwell will pay First Reserve Corporation an aggregate amount of $225,000. Joel V. Staff, an executive officer of National-Oilwell, also served on the compensation committee from January 1996 through August 1996, prior to National-Oilwell's initial public offering.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Fee Agreements. In connection with the acquisition of its predecessor partnership, National-Oilwell and the holders of all of National-Oilwell's outstanding stock entered into a Stockholders Agreement dated January 16, 1996, as subsequently amended (the "Stockholders Agreement"). The Stockholders Agreement provided for, among other things, management of National-Oilwell, voting of shares, election of directors and restrictions on transfer of shares, which provisions were automatically terminated upon completion of the initial public offering. In addition, the Stockholders Agreement provides the Inverness Investors and the First Reserve Investors the right on four occasions to require National-Oilwell to register all or part of their registerable shares under the Securities Act and further provides all parties to the Stockholders Agreement with piggyback registration rights on any offering by National-Oilwell of any of its securities to the public except a registration on Forms S-4 or S-8.

     National-Oilwell and Inverness/Phoenix LLC entered into a five-year Management Services Agreement on January 16, 1996, under which Inverness/Phoenix LLC performed management services as directed by National-Oilwell's board of directors. The Management Services Agreement provided that Inverness/Phoenix LLC receive fees of $1 million per year, payable quarterly commencing in January 1996, and a transaction fee in connection with each acquisition or disposition by National-Oilwell of an existing business of 1% of the aggregate transaction value of each such transaction. In addition, First Reserve Corporation was to be paid a transaction fee in connection with certain acquisitions. The Management Services Agreement was canceled and replaced with a Deferred Fee Agreement between National-Oilwell, Inverness/Phoenix LLC and First Reserve Corporation immediately prior to the initial public offering. Under the terms of the Deferred Fee Agreement, no future services would be performed for National-Oilwell, and the prior contractual payments would be settled by Inverness/Phoenix LLC being paid $250,000 in advance quarterly beginning on the first

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

day of the calendar quarter following the initial public offering through December 31, 1999. In addition, Inverness/Phoenix LLC and First Reserve Corporation will be paid fees aggregating $1,050,000 and $225,000, respectively, on the first date and to the extent such payments would not be an event of default under National-Oilwell's promissory notes to Armco and USX, which notes provide that an event of default will occur if aggregate management or similar fees in excess of $1 million or acquisition, divestiture or similar transaction fees in excess of 1% of the aggregate value of any such transaction are paid to Inverness/Phoenix LLC or First Reserve Corporation. All amounts remaining unpaid under the Deferred Fee Agreement as of January 1, 2000, shall be considered as a management or similar fee and shall be payable quarterly in advance in the aggregate amount of $250,000 (proportionally to Inverness/Phoenix LLC and First Reserve Corporation) beginning on January 1, 2000, until the remaining unpaid portion has been paid. Upon completion of the Transaction, the $1,050,000 and $225,000 payments described above will be paid in full. Quarterly payments of $250,000 to Inverness/Phoenix LLC will continue through December 31, 1999.

     For their assistance in the acquisition of the predecessor partnership in January 1996, National-Oilwell paid Inverness/Phoenix LLC and First Reserve Corporation transaction fees of $1.8 million and $1.2 million, respectively. In connection with the acquisition of the predecessor partnership, GE Capital provided a new credit facility, a subordinated note, equity capital and received transaction fees totaling $4.7 million.

     Management Notes. In connection with the acquisition of the predecessor partnership in January 1996, four of National-Oilwell's executive officers issued promissory notes to National-Oilwell in the following amounts: C.R. Bearden -- $100,000; James J. Fasnacht -- $150,000; Lynn L. Leigh -- $49,999;
and Paul M. Nation -- $199,999. Each of the notes provided for interest until maturity at 1.5% above the prime interest rate, payable annually, and the principal was due on January 15, 2001, unless extended at the option of National-Oilwell. In accordance with their terms, each of the notes was prepaid immediately prior to the initial public offering.

     Certain Business Relationships. During 1996, National-Oilwell, in the ordinary course of business, purchased products referred to as "oil country tubular goods" for amounts totaling approximately $36 million from Maverick Tube Corporation, a company that has provided a significant volume of goods to National-Oilwell for a number of years. Mr. Macaulay, a director of National-Oilwell, is on the board of directors of Maverick Tube Corporation.

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

       INCOME TAX CONSIDERATIONS TO DRECO SHAREHOLDERS AND OPTIONHOLDERS

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS TO DRECO SHAREHOLDERS AND
OPTIONHOLDERS

     In the opinion of Blake, Cassels & Graydon, Canadian counsel for Dreco, the following are the principal Canadian federal income tax considerations under the Canadian Tax Act generally applicable to Dreco Shareholders who, for purposes of the Canadian Tax Act, hold their Dreco Common Shares and will hold their Exchangeable Shares and National-Oilwell Common Stock as capital property, deal at arm's length with Dreco and National-Oilwell and are not, and will at all relevant times not be, affiliated with Dreco or National-Oilwell. The following does not apply to a Dreco Shareholder with respect to whom National-Oilwell is or will be a foreign affiliate within the meaning of the Canadian Tax Act or who holds more than 10% of the Dreco Common Shares.

     Shares will generally be considered to be capital property to a shareholder unless held in the course of carrying on a business, in an adventure in the nature of trade or as "mark-to-market" property for purposes of the Canadian Tax Act. Dreco Shareholders should consult their own tax advisors regarding whether, as a matter of fact, they hold their Dreco Common Shares and will hold their Exchangeable Shares and National-Oilwell Common Stock as capital property for the purposes of the Canadian Tax Act. Dreco Shareholders who are resident in Canada and whose Dreco Common Shares or Exchangeable Shares might not otherwise qualify as capital property may be entitled to obtain such qualification by making the irrevocable election provided by subsection 39(4) of the Canadian Tax Act. Dreco Shareholders who do not hold their shares as capital property should consult their own tax advisors regarding their particular circumstances and, in the case of certain "financial institutions" (as defined in the Canadian Tax
Act), the potential application to them of the special "mark-to-market" rules in the Canadian Tax Act.

     This opinion is based on the current provisions of the Canadian Tax Act, the regulations thereunder, the Canada-United States Income Tax Convention, 1980, as amended (the "Tax Treaty"), and counsel's understanding of the current administrative practices published by Revenue Canada, Customs, Excise and Taxation ("Revenue Canada"). This opinion takes into account specific proposals to amend the Canadian Tax Act and regulations publicly announced by the Minister of Finance prior to the date hereof (the "Tax Proposals") and assumes that all Tax Proposals will be enacted in their present form. However, no assurances can be given that the Tax Proposals will be enacted in the form presented, or at all. Except for the foregoing, this opinion does not take into account or anticipate any changes in law, whether by judicial, administrative or legislative action or decision, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein. No advance income tax ruling has been obtained from Revenue Canada to confirm the tax consequences of any of the transactions described herein.

     THIS OPINION IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL, BUSINESS OR TAX ADVICE TO ANY PARTICULAR DRECO SHAREHOLDER. DRECO SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF THE TRANSACTIONS DESCRIBED HEREIN IN THEIR PARTICULAR CIRCUMSTANCES.

     In computing a Dreco Shareholder's liability for tax under the Canadian Tax Act, any cash amounts received by the Dreco Shareholder in U.S. dollars must be converted into the Canadian dollar equivalent, and the amount of any non-cash consideration received by the Dreco Shareholder must be expressed in Canadian dollars, generally determined by reference to the fair market value at the time such consideration is received.


  DRECO SHAREHOLDERS RESIDENT IN CANADA


     The following is applicable to Dreco Shareholders who, for purposes of the Canadian Tax Act, are resident or deemed to be resident in Canada.

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

     Exchange of Dreco Common Shares for Exchangeable Shares. This section applies to a Dreco Shareholder who participates in the Arrangement and exchanges all of the Dreco Common Shares that are owned by such holder at the Effective Time for Exchangeable Shares.

     Provided that, at the Effective Time, the aggregate adjusted cost base of the Dreco Common Shares of a shareholder exceeds the sum of (i) any cash received in respect of a fractional Exchangeable Share and (ii) the fair market value of the ancillary benefits and rights acquired by such holder in connection with the exchange and net of any reasonable costs of disposition, such holder will not realize a capital gain for purposes of the Canadian Tax Act as a consequence of the exchange. To the extent that such sum, net of any reasonable costs of disposition, exceeds the aggregate adjusted cost base of such holder's Dreco Common Shares, such holder will realize a capital gain for purposes of the Canadian Tax Act. The taxation of capital gains is described below under "-- Taxation of Capital Gain or Capital Loss" in respect of a redemption or exchange of Exchangeable Shares.

     Dreco Shareholders who participate in the Arrangement will initially receive Exchangeable Shares and ancillary benefits and rights. A shareholder will be deemed to have acquired

     (i) the Exchangeable Shares for a cost equal to the amount, if any, by which the adjusted cost base to such holder of the Dreco Common Shares exceeds the sum of (A) the fair market value of the ancillary benefits and rights in respect of the shareholder's Exchangeable Shares and (B) any cash received by the holder in lieu of a fractional Exchangeable Share; and

     (ii) the ancillary benefits and rights in respect of the shareholder's Exchangeable Shares for a cost equal to their fair market value.

     For these purposes, a holder of Dreco Common Shares will be required to determine the fair market value of the ancillary benefits and rights on a reasonable basis for purposes of the Canadian Tax Act. Dreco is of the view and has advised counsel that the ancillary benefits and rights have only nominal value. On this basis, a holder of Dreco Common Shares should not realize a capital gain on the exchange of Dreco Common Shares for Exchangeable Shares. Such determinations of value are not binding on Revenue Canada, however, and counsel can express no opinion on matters of factual determination such as valuations.

     Call Rights. Dreco is of the view and has advised counsel that the Liquidation Call Right, the Redemption Call Right and the Retraction Call Right have nominal value and that accordingly, no amount should be allocated to the Call Rights. On this basis, no Dreco Shareholder should realize a gain at the time that any of such rights are granted to National-Oilwell. Such determinations of value are not binding on Revenue Canada, however, and counsel can express no opinion on matters of factual determination such as valuations.

     Dividends.

     (i) Dividends on Exchangeable Shares

     In the case of a Dreco Shareholder who is an individual, dividends received or deemed to be received on the Exchangeable Shares will be included in computing the Dreco Shareholder's income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations.

     Subject to the discussion below as to the denial of the dividend deduction, in the case of a Dreco Shareholder that is a corporation, other than a "specified financial institution" as defined in the Canadian Tax Act, dividends received or deemed to be received on the Exchangeable Shares will be included in computing the corporation's income and will normally be deductible in computing its taxable income. A Dreco Shareholder that is a "private corporation" (as defined in the Canadian Tax Act) or any other corporation resident in Canada and controlled or deemed to be controlled directly or indirectly in any manner whatsoever by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) may be liable under Part IV of the Canadian Tax Act to pay a refundable tax of 33 1/3% on dividends received or deemed to be received on the Exchangeable Shares to the extent that such dividends are deductible in computing the shareholder's taxable income.

     A corporation is a specified financial institution for purposes of the Canadian Tax Act if it is a bank, a trust company, a credit union, an insurance corporation or a corporation whose principal business is the lending of money to persons with whom the corporation is dealing at arm's length or the purchasing of debt obligations issued by such persons or a combination thereof, and corporations controlled by one or more of such entities or related to or deemed to be related to such entities.

     In the case of a Dreco Shareholder that is a specified financial institution, such a dividend will be deductible in computing its taxable income only if either:

      (i) the specified financial institution did not acquire the Exchangeable Shares in the ordinary course of the business carried on by such institution; or

     (ii) at the time of the receipt of the dividend by the specified financial institution, the Exchangeable Shares are listed on a prescribed stock exchange in Canada (which currently includes the TSE) and the specified financial institution, either alone or together with persons with whom it does not deal at arm's length, does not receive (and is not deemed to receive) dividends in respect of more than 10% of the issued and outstanding Exchangeable Shares.

     If National-Oilwell or any other person with whom National-Oilwell does not deal at arm's length is a specified financial institution under the Canadian Tax Act at a point in time that a dividend is paid on an Exchangeable Share, then, subject to the exemption described below, dividends received or deemed to be received by a Dreco Shareholder that is a corporation will not be deductible in computing taxable income, but will be fully includable in computing income under
Part I of the Canadian Tax Act.

     This denial of the dividend deduction for a corporate shareholder will not in any event apply if, at the time a dividend is received or deemed to be received, the Exchangeable Shares are listed on a prescribed stock exchange in Canada (which currently includes the TSE), National-Oilwell controls Dreco, and the recipient (together with persons with whom the recipient does not deal at arm's length or any partnership or trust of which the recipient or person is a member or beneficiary, respectively) does not receive (and is not deemed to receive) dividends in respect of more than 10% of the issued and outstanding Exchangeable Shares.

     A Dreco Shareholder that is a "Canadian-controlled private corporation" (as defined in the Canadian Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on dividends or deemed dividends that are not deductible in computing taxable income.

     The Exchangeable Shares will be "taxable preferred shares" and "short-term preferred shares" for purposes of the Canadian Tax Act. Accordingly, Dreco will be subject to a 66 2/3% tax under Part VI.1 of the Canadian Tax Act on dividends paid or deemed to be paid on the Exchangeable Shares and will be entitled to deduct an amount equal to 9/4 of the tax payable in computing its taxable income under Part I of the Canadian Tax Act. Dividends received or deemed to be received on the Exchangeable Shares will not be subject to the 10% tax under
Part IV.1 of the Canadian Tax Act applicable to certain corporations.

     (ii) Dividends on National-Oilwell Common Stock

     Dividends on National-Oilwell Common Stock will be included in the recipient's income for the purposes of Canadian Tax Act. Such dividends received by an individual Dreco Shareholder will not be subject to the gross-up and dividend tax credit rules in the Canadian Tax Act. A corporation that is a shareholder will include such dividends in computing its income and generally will not be entitled to deduct the amount of such dividends in computing its taxable income. A Dreco Shareholder that is a Canadian-controlled private corporation may be liable to pay an additional refundable tax of 6 2/3% on such dividends. United States non-resident withholding tax on such dividends will be eligible for foreign tax credit or deduction treatment where applicable under the Canadian Tax Act.

     Redemption or Exchange of Exchangeable Shares. On the redemption (including a retraction) of an Exchangeable Share by Dreco, the holder of an Exchangeable Share will be deemed to have received a

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

dividend equal to the amount, if any, by which the redemption proceeds (the fair market value at the time of the National-Oilwell Common Stock received by the shareholder from Dreco on the redemption plus the Dividend Amount, if any) exceeds the paid-up capital (for purposes of the Canadian Tax Act) at that time of the Exchangeable Share so redeemed. The amount of any such deemed dividend will be subject to the tax treatment accorded to dividends described above under "-- Dividends -- Dividends on Exchangeable Shares." On the redemption, the holder of an Exchangeable Share will also be considered to have disposed of the Exchangeable Share for proceeds of disposition equal to the redemption proceeds less the amount of any such deemed dividend. A holder will in general realize a capital loss (or a capital gain) equal to the amount by which the adjusted cost base to the holder of the Exchangeable Share and any reasonable costs of disposition exceeds (or is less than) such proceeds of disposition. See
"-- Taxation of Capital Gain or Capital Loss" below. In the case of a shareholder that is a corporation, in some circumstances the amount of any such deemed dividend may be treated as proceeds of disposition and not as a dividend.

     On the exchange of an Exchangeable Share by the holder thereof with National-Oilwell for National-Oilwell Common Stock, the holder will in general realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition for the Exchangeable Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of the Exchangeable Share. For these purposes, the proceeds of disposition will be the fair market value of a share of National-Oilwell Common Stock at the time of the exchange plus the Dividend Amount, if any, received by the holder as part of the exchange consideration. See "-- Taxation of Capital Gain or Capital Loss" below.

     BECAUSE OF THE POTENTIALLY ADVERSE TAX CONSEQUENCES OF THE RECEIPT OF A DEEMED DIVIDEND UPON THE REDEMPTION (INCLUDING A RETRACTION) OF AN EXCHANGEABLE SHARE BY DRECO, HOLDERS OF EXCHANGEABLE SHARES SHOULD CONSULT WITH THEIR OWN TAX ADVISORS CONCERNING THE POSSIBLE BENEFITS IN THEIR PARTICULAR CIRCUMSTANCES OF EXCHANGING WITH NATIONAL-OILWELL FOR NATIONAL-OILWELL COMMON STOCK OR OTHERWISE DISPOSING OF THEIR EXCHANGEABLE SHARES.

     Taxation of Capital Gain or Capital Loss. Three-quarters of any capital gain (the "taxable capital gain") realized on a retraction, redemption, exchange or other disposition of Exchangeable Shares or disposition of National-Oilwell Common Stock will be included in the Dreco Shareholder's income for the year of disposition. Three-quarters of any capital loss so realized (the "allowable capital loss") may be deducted by the holder against taxable capital gains for the year of disposition. Any excess of allowable capital losses over taxable capital gains of the Dreco Shareholder for the year of disposition may be carried back up to three taxation years or forward indefinitely and deducted against net taxable capital gains in those other years.

     Capital gains realized by an individual or trust, other than certain specified trusts, may give rise to alternative minimum tax under the Canadian Tax Act. A Dreco Shareholder that is a Canadian-controlled private corporation may be liable to pay an additional refundable tax of 6 2/3% on taxable capital gains.

     If the holder of an Exchangeable Share is a corporation, the amount of any capital loss arising from a disposition or deemed disposition of an Exchangeable Share may be reduced by the amount of dividends received or deemed to have been received by it on such share or on the Dreco Common Shares previously owned by such holder, to the extent and under circumstances prescribed by the Canadian Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Exchangeable Shares or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns Exchangeable Shares.

     Acquisition and Disposition of National-Oilwell Common Stock. The cost of National-Oilwell Common Stock received on the redemption (including a retraction) or exchange of an Exchangeable Share will be equal to the fair market value of National-Oilwell Common Stock at the time of such event.

     A disposition or deemed disposition of National-Oilwell Common Stock by a holder will generally result in a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of National-Oilwell Common Stock.

     Foreign Property Information Reporting. A holder of National-Oilwell Common Stock who is a "specified Canadian entity" for a taxation year or fiscal period and whose total cost amount of "specified foreign property," including such shares, at any time in the year or fiscal period exceeds Canadian $100,000 will be required to file an information return for the year or period disclosing prescribed information, including the holder's cost amount, any dividends received in the year and any gains or losses realized in the year in respect of such property. A specified Canadian entity means a taxpayer resident in Canada in the year, other than a person exempt from tax under Part I of the Canadian Tax Act, a non-resident-owned investment corporation, a mutual fund corporation, a mutual fund trust and certain other trusts, corporations and partnerships.

     Dissenting Shareholders. A dissenting Dreco Shareholder will be considered to have realized a deemed dividend and capital gain (or capital loss) based on proceeds equal to the fair value of the Dreco Common Shares held by such holder determined as of the appropriate date, computed as generally described above in the case of a redemption (including a retraction) of an Exchangeable Share by Dreco for National-Oilwell Common Stock under "-- Redemption or Exchange of Exchangeable Shares." The amount of any such deemed dividend received by an individual will be included in computing the individual's income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations. The amount of any such deemed dividend received by a corporation (except to the extent that it may in some circumstances be treated as proceeds of disposition and not as a dividend) will be included in computing its income, will normally be deductible in computing its taxable income and may be subject to tax under Part IV of the Canadian Tax Act if received by a private corporation and certain other corporations as described under "-- Dividends -- Dividends on Exchangeable Shares" above. Dissenting Dreco Shareholders should consult their own tax advisors in respect of the treatment of such deemed dividends. Additional income tax considerations may be relevant to dissenting Dreco Shareholders who fail to perfect or withdraw their claims pursuant to the right of dissent.

     Foreign Property. Provided that they are listed on a prescribed stock exchange in Canada (which currently includes the TSE), the Exchangeable Shares will not be foreign property under the Canadian Tax Act for trusts governed by registered pension plans, registered retirement savings plans, registered retirement income funds and deferred profit sharing plans or for certain other tax-exempt persons. The Voting Rights and the Exchange Rights will be foreign property under the Canadian Tax Act. However, as indicated above, Dreco is of the view that the fair market value of these rights is nominal. National-Oilwell Common Stock will be foreign property under the Canadian Tax Act.

     Qualified Investments. Provided that they are listed on a prescribed stock exchange in Canada (which currently includes the TSE), the Exchangeable Shares will be qualified investments under the Canadian Tax Act for trusts governed by registered retirement saving plans, registered retirement income funds and deferred profit sharing plans. In certain other circumstances, such shares may also be qualified investments. National-Oilwell Common Stock will be a qualified investment under the Canadian Tax Act for such plans as long as such shares remain listed on the NYSE (or are listed on certain other prescribed exchanges). The Voting Rights and the Exchange Rights will not be qualified investments under the Canadian Tax Act. However, as indicated above, Dreco is of the view that the fair market value of these rights is nominal.

  DRECO SHAREHOLDERS NOT RESIDENT IN CANADA

     The following is applicable to holders of Dreco Common Shares who, for purposes of the Canadian Tax Act, have not been and will not be resident or deemed to be resident in Canada at any time during which they have held Dreco Common Shares or will hold Exchangeable Shares or National-Oilwell Common Stock and to whom such shares are not "taxable Canadian property" (as defined in the Canadian Tax Act) and who do not use or hold and are not deemed to use or hold such shares in connection with carrying on a business in Canada.

     Generally, Dreco Common Shares, Exchangeable Shares and National-Oilwell Common Stock will not be taxable Canadian property provided that such shares are listed on a prescribed stock exchange (which currently includes the TSE and NYSE), the holder does not use or hold, and is not deemed to use or hold, such shares in connection with carrying on a business in Canada and the holder, persons with whom the holder does not deal at arm's length, or the holder and such persons, has not owned (or had under option) 25% or more of the issued shares of any class or series of the capital stock of Dreco or National-Oilwell at any time within five years preceding the date of disposition. Dreco has applied for the listing of the Exchangeable Shares on the TSE, and National-Oilwell has indicated that it intends to use its best efforts to cause Dreco to maintain such listing. National-Oilwell has indicated that it will maintain the listing of National-Oilwell Common Stock on the NYSE.

     A holder of Dreco Common Shares will not be subject to tax under the Canadian Tax Act on the exchange of Dreco Common Shares for Exchangeable Shares, on the exchange of an Exchangeable Share for National-Oilwell Common Stock (except to the extent the exchange takes place by way of a redemption of an Exchangeable Share) or on the sale or other disposition of an Exchangeable Share or National-Oilwell Common Stock. A holder whose Exchangeable Shares are redeemed (either under Dreco's redemption right or pursuant to the holder's retraction rights) will be deemed to receive a dividend as described above for shareholders resident in Canada under "-- Shareholders Resident in Canada -- Redemption or Exchange of Exchangeable Shares." The amount of such deemed dividend will be subject to the tax treatment accorded to dividends described below.

     Dividends paid or deemed to be paid on the Exchangeable Shares are subject to non-resident withholding tax under the Canadian Tax Act at the rate of 25%, although such rate may be reduced under the provisions of an applicable income tax treaty. Under the Tax Treaty, the rate is generally reduced to 15% in respect of dividends paid to a person who is the beneficial owner and who is resident in the United States for purposes of the Tax Treaty.

     A dissenting Dreco Shareholder will be considered to have realized a deemed dividend computed as generally described above in the case of shareholders resident in Canada. See "-- Shareholders Resident in Canada -- Dissenting Shareholders" above. The amount of any such deemed dividend will be subject to the tax treatment accorded to dividends described immediately above. Additional income tax considerations may be relevant to dissenting Dreco Shareholders who fail to perfect or withdraw their claims pursuant to the right of dissent.

     MODIFICATION OF DRECO OPTIONS

     In the opinion of Blake, Cassels & Graydon, the following is applicable to holders of Dreco Options under which Dreco has agreed to issue Dreco Common Shares and which holders (i) participate in the Arrangement, (ii) are (for the purposes of the Canadian Tax Act) resident or deemed to be resident in Canada,
(iii) were employees of Dreco (or of a corporation with which Dreco did not deal at arm's length) at the time of receipt of such Dreco Options, (iv) received such Dreco Options from Dreco by reason of employment and (v) were, at all relevant times, dealing at arm's length with Dreco and National-Oilwell.

     Provided that National-Oilwell does not deal at arm's length with Dreco at the time of the modification of the Dreco Options under the Arrangement and the holder receives no consideration for a Dreco Option other than the modified option, the holder of a Dreco Option will be deemed not to have disposed of the Dreco Option, and the modified option will be deemed to be the same option as, and a continuation of, the Dreco Option. Provided that the National-Oilwell Common Stock constitutes prescribed shares under section 6204 of the regulations under the Canadian Tax Act at all relevant times, the same Canadian federal income tax considerations will apply on the disposition or exercise of a modified option as would have applied on the disposition or exercise of the Dreco Option prior to the Arrangement. Generally, common shares will be prescribed shares under section 6204 of the regulations.

     Holders of Dreco Options who exercise their rights of dissent, or who are not resident and are not deemed to be resident in Canada, should consult their own tax advisors concerning the income tax considerations relevant to them.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS TO DRECO SHAREHOLDERS

  SHAREHOLDERS THAT ARE UNITED STATES HOLDERS

     The following is a summary of the material United States federal income tax considerations generally applicable to Dreco Shareholders that are "United States persons," as defined for United States federal income tax purposes, and that hold Dreco Common Shares as capital assets ("United States Holders"), arising from and relating to the Arrangement, including the receipt and ownership of Exchangeable Shares and National-Oilwell Common Stock. For United States federal income tax purposes, "United States persons" are United States citizens or residents, corporations or partnerships organized under the laws of the United States or any state thereof, estates subject to United States federal income tax on their income regardless of source and trusts subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the U.S. Code.

     This summary is based on United States federal income tax law in effect as of the date hereof. No statutory, judicial, or administrative authority exists which directly addresses certain of the United States federal income tax consequences of the issuance and ownership of instruments and rights comparable to the Exchangeable Shares, the Voting Rights, the Exchange Rights and the Call Rights. Consequently (as discussed more fully below), some aspects of the United States federal income tax treatment of the Arrangement, including the receipt and ownership of Exchangeable Shares and the exchange of Exchangeable Shares for shares of National-Oilwell Common Stock, are not certain. No advance income tax ruling has been sought or obtained from the United States Internal Revenue Service ("IRS") regarding the United States federal income tax consequences of any of the transactions described herein.

     This summary does not address aspects of United States taxation other than United States federal income taxation, nor does it address all aspects of United States federal income taxation that may be applicable to particular United States Holders, including, without limitation, holders of Dreco Options and holders of Dreco Common Shares acquired as a result of the exercise of employee stock options and United States Holders that own, or have owned during a five-year lookback period, 10% or more of the voting power of the voting stock of Dreco. In addition, this summary does not address the United States state or local tax consequences or the foreign tax consequences of the Arrangement or the receipt and ownership of the Exchangeable Shares or shares of National-Oilwell Common Stock.

     UNITED STATES HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE UNITED STATES FEDERAL, STATE AND LOCAL TAX CONSEQUENCES AND THE FOREIGN TAX CONSEQUENCES OF THE ARRANGEMENT, INCLUDING THE RECEIPT AND OWNERSHIP OF EXCHANGEABLE SHARES, VOTING RIGHTS, EXCHANGE RIGHTS AND SHARES OF
NATIONAL-OILWELL COMMON STOCK.

     Characterization of the Arrangement for United States Federal Income Tax Purposes. Fulbright & Jaworski L.L.P., United States counsel to Dreco ("U.S. Counsel"), has delivered its opinion to Dreco, which opinion is attached as an exhibit to the Registration Statement on Form S-4 of which this Joint Proxy Statement/Prospectus is a part, that, although there is no direct authority addressing the proper treatment of the Arrangement for United States federal income tax purposes and, therefore, the treatment of the Arrangement is not free from doubt, it is more likely than not that the Arrangement will qualify as a "reorganization" within the meaning of Section 368(a) of the U.S. Code with respect to United States Holders of Dreco Common Shares who receive Exchangeable Shares pursuant to the Arrangement. Because there is no direct authority addressing the proper treatment of the Arrangement for United States federal income tax purposes, the treatment of the Arrangement for United States federal income tax purposes is subject to significant uncertainty. Accordingly, there can be no assurance that the IRS would not challenge the status of the Arrangement as a reorganization or that, if challenged, a court would not agree with the IRS. The foregoing opinion is subject to certain customary assumptions, qualifications and similar matters, as set forth therein.

     The following is a summary of the federal income tax consequences of the Arrangement and is not part of the Opinion of Fulbright & Jaworski L.L.P.

     Receipt of Exchangeable Shares. Assuming the Arrangement qualifies as a reorganization under Section 368(a) of the Code, the following federal income tax consequences should occur: (i) except as otherwise provided below, a United States Holder of Dreco Common Shares who receives Exchangeable Shares pursuant to the Arrangement should not recognize any gain or loss with respect to the receipt of such shares; (ii) except as provided below, the aggregate basis of the Exchangeable Shares received pursuant to the Arrangement by a United States Holder of Dreco Common Shares should equal such holder's aggregate tax basis in the shares of Dreco Common Shares surrendered pursuant to the Arrangement reduced by the tax basis allocated to fractional share interests for which cash is received; (iii) the holding period of the Exchangeable Shares received by a United States Holder of Dreco Common Shares pursuant to the Arrangement should include the holding period of the Dreco Common Shares surrendered in exchange therefor; and (iv) cash payments in lieu of a fractional Exchangeable Share will be treated as if a fractional Exchangeable Share had been received in the Arrangement and then redeemed by Dreco. Such redemption should qualify as a distribution in full payment in exchange for the fractional share rather than a distribution of a dividend. Accordingly, a Dreco Shareholder receiving cash in lieu of a fractional share will recognize capital gain or loss upon such payment equal to the difference, if any, between such shareholder's tax basis in the fractional share (as described in clause (ii) above) and the amount of cash received. Such gain or loss will be capital gain or loss if the Dreco Common Share is held as a capital asset at the Effective Time.

     If the Arrangement fails to qualify as a reorganization, a United States Holder of the Dreco Common Shares who receives Exchangeable Shares pursuant to the Arrangement would recognize gain or loss equal to the difference between the fair market value of the Exchangeable Shares and such holder's tax basis in the Dreco Common Shares exchanged therefor.

     Although the value of the Voting Rights and Exchange Rights received and any Call Rights deemed to be conveyed by Dreco Shareholders who receive Exchangeable Shares pursuant to the Arrangement is uncertain, Dreco believes that such Voting Rights, Exchange Rights and Call Rights will have only nominal value and, therefore, that their receipt or conveyance, as the case may be, will not result in any material United States federal income tax consequences. Further, the exchange of certain of the Call Rights for the Voting Rights and Exchange Rights may not be taxable to United States Holders because United States Holders and National-Oilwell may be deemed to have granted purchase options to each other, which grants would not generally be treated as taxable events for United States federal income tax purposes. It is possible, however, that the Voting Rights, Exchange Rights and Call Rights have greater than nominal value and that the transfer or receipt of such rights is taxable. In such event, the receipt of the Voting Rights and Exchange Rights and the conveyance of certain of the Call Rights could generate taxable gain or loss.

     If the Voting Rights and Exchange Rights have greater than nominal value and such rights are deemed to have been transferred by Dreco rather than National-Oilwell in redemption of Dreco Common Shares, a United States Holder would recognize dividend income equal to the value of such rights to the extent of the current and accumulated earnings and profits of Dreco (as determined under United States federal income tax principles) unless such deemed redemption is either "not essentially equivalent to a dividend" or "substantially disproportionate," as such terms are defined in Section 302(b) of the U.S. Code. If the deemed redemption is "substantially disproportionate" or "not essentially equivalent to a dividend," any gain recognized by a United States Holder would be capital gain. The tax basis of the Exchangeable Shares received pursuant to the Arrangement will not include the tax basis of any Dreco Common Shares deemed to have been redeemed by Dreco. United States Holders should consult their tax advisors with respect to the potential tax consequences of the receipt of the Voting Rights and Exchange Rights pursuant to the Arrangement.

     Requirement of Notice Filing. Any United States Holder that receives the Exchangeable Shares in exchange for Dreco Common Shares will be required to file a notice with the IRS on or before the last date for filing a United States federal income tax return for the holder's taxable year in which the Arrangement occurs. The notice must contain certain information specifically enumerated in the United States Treasury regulations, and United States Holders are advised to consult their tax advisors for assistance in preparing such notice.

     If a United States Holder required to give notice as described above fails to give such notice, and if the United States Holder further fails to establish reasonable cause for the failure, then the Commissioner of IRS (the "Commissioner") will be required to determine, based on all the facts and circumstances, whether the exchange of Dreco Common Shares for Exchangeable Shares is eligible for nonrecognition treatment. In making this determination, the Commissioner may conclude (i) that the exchange is eligible for nonrecognition treatment, despite such noncompliance, (ii) that the exchange is eligible for nonrecognition treatment, provided that certain other conditions imposed by the United States Treasury regulations are satisfied, or (iii) that the exchange is not eligible for nonrecognition treatment and that any gain realized will be recognized and such recognized gain will be taken into account for purposes of increasing the tax basis of the Exchangeable Shares received pursuant to the Arrangement. Nevertheless, the failure of any one United States Holder to satisfy such requirements should not bar other United States Holders that do satisfy such requirements from receiving nonrecognition treatment with respect to the exchange of their Dreco Common Shares for Exchangeable Shares pursuant to the Arrangement.

     Receipt of National-Oilwell Common Stock. A United States Holder of Dreco Common Shares who elects to receive National-Oilwell Common Stock pursuant to the Arrangement generally will recognize gain or loss on the receipt of the shares of National-Oilwell Common Stock as if such National-Oilwell Common Stock were received in exchange for such Dreco Common Shares. Such gain or loss will be equal to the difference between the fair market value of the shares of National-Oilwell Common Stock at the time of the exchange and the United States Holder's tax basis in the Dreco Common Shares exchanged therefor. The gain or loss should be capital gain or loss. Capital gain or loss will be long-term capital gain or loss if the Dreco Common Shares have been held for more than one year at the time of the exchange. Gain recognized on the exchange of Dreco Common Shares for shares of National-Oilwell Common Stock generally will be treated as United States source gain. The United States Holder will take as such holder's tax basis in the shares of National-Oilwell Common Stock the fair market value of the shares of National-Oilwell Common Stock received by the United States Holder in the exchange, and such holder's holding period will begin on the day after such exchange.

     Exchange of Exchangeable Shares. It is anticipated that (subject to certain exceptions described below) a United States Holder that exchanges the Exchangeable Shares for shares of National-Oilwell Common Stock (including an exchange upon the occurrence of an Automatic Redemption Date) generally will recognize gain or loss on the receipt of the shares of National-Oilwell Common Stock in exchange for such Exchangeable Shares. Such gain or loss will be equal to the difference between the fair market value of the shares of National-Oilwell Common Stock at the time of the exchange and the United States Holder's tax basis in the Exchangeable Shares exchanged therefor. The gain or loss will be capital gain or loss, except that, with respect to any Dividend Amount, ordinary income may be recognized by the holder thereof. Capital gain or loss will be long-term capital gain or loss if the Exchangeable Shares (together with the previously held Dreco Common Shares) have been held for more than one year at the time of the exchange. Gain recognized on the exchange of Exchangeable Shares for shares of National-Oilwell Common Stock generally will be treated as United States source gain. The United States Holder will take as such holder's tax basis in the shares of National-Oilwell Common Stock the fair market value of the shares of National-Oilwell Common Stock received by the United States Holder in the exchange, and such holder's holding period will begin on the day after such exchange.

     In view of the likelihood of the recognition of gain or loss upon the exchange of the Exchangeable Shares for shares of National-Oilwell Common Stock, United States Holders may wish to consider delaying such exchange until such time as they intend to dispose of the shares of National-Oilwell Common Stock receivable in exchange for their Exchangeable Shares or (as discussed below) until such time as National-Oilwell will own at least 80% of all of the then issued and outstanding Exchangeable Shares either at the time of or as a result of the exchange.

     Under certain limited circumstances, the exchange by a United States Holder of Exchangeable Shares for shares of National-Oilwell Common Stock may be characterized as a tax-free exchange. First, an exchange of Exchangeable Shares for shares of National-Oilwell Common Stock generally may be characterized as a tax-free exchange if, at the time of such exchange, (i) at least 80% of the then outstanding

Exchangeable Shares are held by National-Oilwell and (ii) in such exchange, National-Oilwell, rather than Dreco, acquires the Exchangeable Shares in exchange for shares of National-Oilwell Common Stock pursuant to the exercise of its Call Rights. In any case, the exchange would not be tax free unless certain other requirements are satisfied, which, in turn, will depend upon facts and circumstances existing at the time of the exchange and cannot be accurately predicted as of the date hereof. If such exchange did qualify as a tax-free exchange, a United States Holder's tax basis in the shares of National-Oilwell Common Stock received would be equal to such holder's tax basis in the Exchangeable Shares exchanged therefor. The holding period of the shares of National-Oilwell Common Stock received by such United States Holder should include the holding period of the Exchangeable Shares exchanged therefor, which in turn, should include the holding period of the Dreco Common Shares exchanged pursuant to the Plan of Arrangement, provided that such Dreco Common Shares and Exchangeable Shares have been held as capital assets immediately prior to the Arrangement and the subsequent exchange, respectively.

     Distributions on the Exchangeable Shares. Although such treatment is not free from doubt, Dreco and National-Oilwell intend to treat dividends, if any, paid on the Exchangeable Shares as dividends from Dreco, rather than from National-Oilwell. The following discussion assumes that such dividends will be treated as dividends from Dreco. A United States Holder of Exchangeable Shares generally will be required to include in gross income as ordinary income dividends paid on the Exchangeable Shares to the extent paid out of the earnings and profits of Dreco, as determined under United States federal income tax principles. Such dividends generally will be treated as foreign source passive income for foreign tax credit limitation purposes. Under the current Tax Treaty, such distributions will be subject to Canadian withholding tax at a rate of 15%. Subject to certain limitations of United States federal income tax law, a United States Holder generally should be entitled to credit such withholding tax against such holder's United States federal income tax liability or to deduct such tax in computing United States taxable income.

     Dissenters. A United States Holder who exercises such holder's right to dissent from the Arrangement will recognize gain or loss on the exchange of such holder's Dreco Common Shares for cash in an amount equal to the difference between the amount of cash received and such holder's basis in the Dreco Common Shares. Such gain or loss will be capital gain or loss if the Dreco Common Shares were held as capital assets at the Effective Time of the Arrangement and will be long-term capital gain or loss if the Dreco Common Shares have been held for more than one year at the Effective Time.

     Passive Foreign Investment Company Considerations. For United States federal income tax purposes, Dreco generally will be classified as a passive foreign investment company (a "PFIC") for any taxable year during which either
(i) 75% or more of its gross income is passive income (as defined for United States federal income tax purposes) or (ii) on average for such taxable year, 50% or more of its assets (by value) produce or are held for the production of passive income. For purposes of applying the foregoing tests, the assets and gross income of corporations with respect to which Dreco owns at least 25% of the stock (by value) will be attributed to Dreco.

     While there can be no assurance with respect to the classification of Dreco as a PFIC, Dreco believes that it did not constitute a PFIC during its taxable years ending prior to consummation of the Arrangement. At the present time, Dreco and National-Oilwell intend to endeavor to cause Dreco to avoid PFIC status in the future, although there can be no assurance that they will be able to do so or that their intent will not change.

     For purposes of applying the 50% asset test following the Arrangement, Dreco's assets must be measured by their adjusted tax bases (as calculated in order to compute earnings and profits for United States federal income tax purposes) instead of by value, subject to certain adjustments. As a result, it is possible that Dreco will be a PFIC for taxable years ending after the Arrangement even though less than 50% of Dreco's assets (measured by the fair market value of such assets) constitute passive assets. After the Arrangement, Dreco intends to monitor its status regularly, and promptly following the end of each taxable year Dreco will notify United States Holders of Exchangeable Shares if it believes that Dreco was a PFIC for that taxable year.

     Although the matter is not free from doubt, if Dreco were a PFIC at any time during a particular United States Holder's holding period for its Dreco Common Shares, and the United States Holder had not made an election to treat Dreco as a qualified electing fund (a "QEF") under Section 1295 of the U.S. Code (a "QEF

Election"), then such United States Holder might be required to recognize gain upon the exchange of its Dreco Common Shares for Exchangeable Shares. In the event that gain recognition were so required, the amount of such gain would be equal to the excess of the fair market value of the Dreco Common Shares over their adjusted tax bases. Further, in such event, any exchange of Exchangeable Shares for shares of National-Oilwell Common Stock would be taxable under the rules described below.

     If Dreco is a PFIC following the Arrangement during a United States Holder's holding period for such holder's Exchangeable Shares, and the United States Holder does not make a QEF Election, then (i) the United States Holder would be required to allocate income recognized upon receiving certain excess dividends with respect to, and gain recognized upon the disposition of, such United States Holder's Exchangeable Shares (including upon the exchange of Exchangeable Shares for shares of National-Oilwell Common Stock) ratably over the United States Holder's holding period for such Exchangeable Shares, (ii) the amount allocated to each year other than (x) the year of the excess dividend payment or disposition of the Exchangeable Shares or (y) any year prior to the beginning of the first taxable year of Dreco for which it was a PFIC, would be subject to tax at the highest rate applicable to individuals or corporations, as the case may be, for the taxable year to which such income is allocated, and an interest charge would be imposed upon the resulting tax attributable to each such year (which charge would accrue from the due date of the return for the taxable year to which such tax was allocated), and (iii) amounts allocated to periods described in (x) and (y) will be taxable to the United States Holder as ordinary income.

     If the United States Holder makes a QEF Election, then the United States Holder generally will be currently taxable on such holder's pro rata share of Dreco's ordinary earnings and net capital gains (at ordinary income and capital gains rates respectively) for each taxable year of Dreco in which Dreco is classified as a PFIC, even if no dividend distributions are received by such United States Holder, unless such United States Holder makes an election to defer such taxes. If Dreco believes that it was a PFIC for a taxable year, it will provide United States Holders of Exchangeable Shares with information sufficient to allow eligible holders to make a QEF Election and report and pay any current or deferred taxes due with respect to their pro rata shares of Dreco's ordinary earnings and profits and net capital gains for such taxable year. United States Holders should consult their tax advisors concerning the merits and mechanics of making a QEF Election and other relevant tax considerations if Dreco is a PFIC for any taxable year.

     The foregoing summary of the possible application of the PFIC rules to Dreco and the United States Holders of Dreco Common Shares is only a summary of certain material aspects of those rules. Because the United States federal tax consequences to a United States Holder of Dreco Common Shares under the PFIC provisions are significant, United States Holders of Dreco Common Shares are urged to discuss those consequences with their tax advisors.

  SHAREHOLDERS THAT ARE NOT UNITED STATES HOLDERS

     The following summary is applicable to holders of Dreco Common Shares that are not United States Holders ("non-United States Holders").

     A non-United States Holder generally will not be subject to United States federal income tax on gain (if any) recognized on the receipt of the Exchangeable Shares or shares of National-Oilwell Common Stock, on the sale or exchange of the Dreco Common Shares or the Exchangeable Shares, or on the sale or exchange of shares of National-Oilwell Common Stock, unless (i) such gain is attributable to an office or fixed place of business and is effectively connected with a trade or business of the non-United States Holder in the United States, or, if a tax treaty applies, is attributable to a permanent establishment maintained by the non-United States Holder in the United States, or (ii) the non-United States Holder is an individual who holds the Dreco Common Shares, the Exchangeable Shares or the National-Oilwell Common Stock, as the case may be, as capital assets and is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are satisfied.

     Dreco and National-Oilwell intend to treat dividends, if any, received by a non-United States Holder with respect to the Exchangeable Shares as dividends from Dreco rather than from National-Oilwell and as not subject to United States withholding tax, and Dreco and National-Oilwell do not intend that Dreco or

National-Oilwell will withhold any amounts in respect of such tax from such dividends. There is some possibility, however, that the IRS may assert that United States withholding tax is payable with respect to any dividends paid on the Exchangeable Shares to non-United States Holders. In such case, a non-United States Holder of Exchangeable Shares could be subject to United States withholding tax at a rate of 30%, which rate may be reduced by an applicable income tax treaty in effect between the United States and the non-United States Holder's country of residence (generally 15% on dividends paid to residents of Canada under the Tax Treaty).

     Dividends received by non-United States Holders with respect to the National-Oilwell Common Stock generally will be subject to United States withholding tax at a rate of 30%, which rate may be subject to reduction by an applicable income tax treaty (generally 15% on dividends paid to residents of Canada under the Tax Treaty).

            NATIONAL-OILWELL MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

     National-Oilwell is a worldwide leader in the design, manufacture and sale of machinery and equipment and in the distribution of maintenance, repair and operating ("MRO") products used in oil and gas drilling and production. National-Oilwell's revenues are directly related to the level of worldwide oil and gas drilling and production activities and the profitability and cash flow of oil and gas companies and drilling contractors, which in turn are affected by current and anticipated prices of oil and gas.

     During 1996, National-Oilwell completed two significant capital transactions. First, in January 1996, National-Oilwell acquired the operations of its predecessor partnership, resulting in the incurrence of significant amounts of debt and related interest expense. Second, on October 29, 1996, National-Oilwell sold 4.6 million shares of its common stock through an initial public offering (the "IPO"). Net proceeds from the IPO of approximately $72 million were used to repay debt incurred in connection with the acquisition.

     During the second quarter of 1997, the Company completed the acquisition of the drilling controls business of Ross Hills Control and its affiliate for $19 million in cash, and purchased 100% of the common stock of PEP, Inc. in exchange for 400,000 shares of National-Oilwell common stock. The transactions did not have a material effect on the Company's historical financial statements.

     On May 14, 1997, the Company signed a definitive agreement to acquire 100% of the common stock of Dreco Energy Services Ltd. in a pooling of interests transaction. Subject to adjustments in the Exchange Ratio, the Company will issue common stock valued at approximately $440 million. The transaction is subject to various conditions, including stockholder approval of both companies. Closing of the transaction is anticipated during the third quarter.

RESULTS OF OPERATIONS

     The following table and the financial information in the discussion of the Products and Technology and Distribution Services segments provide certain information that segregates the results of operations of previously sold product lines and businesses in order to focus on ongoing operations (in millions):

                                                SIX MONTHS ENDED            YEAR ENDED
                                                    JUNE 30,               DECEMBER 31,
                                                ----------------    --------------------------
                                                 1997      1996      1996      1995      1994
                                                ------    ------    ------    ------    ------
Revenues
  Products and Technology.....................  $109.5    $ 81.0    $181.6    $146.5    $187.9
  Distribution Services.......................   294.4     237.3     518.7     432.3     415.7
  Eliminations................................   (29.9)    (23.7)    (51.7)    (33.0)    (60.0)
                                                ------    ------    ------    ------    ------
     Ongoing Operations.......................   374.0     294.6     648.6     545.8     543.6
  Disposed Businesses.........................      --        --        --        --      18.5
                                                ------    ------    ------    ------    ------
          Total...............................  $374.0    $294.6    $648.6    $545.8    $562.1
                                                ======    ======    ======    ======    ======

Operating Income
  Products and Technology.....................  $ 16.5    $  8.1    $ 21.3    $  7.2    $  7.0
  Distribution Services.......................    11.4       7.3      17.5       9.4       9.0
  Corporate...................................    (2.3)     (2.0)     (4.1)     (2.9)     (2.9)
                                                ------    ------    ------    ------    ------
     Ongoing Operations.......................    25.6      13.4      34.7      13.7      13.1
  Disposed Businesses.........................      --        --        --        --       2.1
  Special Charges (Credits)...................      --        --      16.6      (8.5)    (13.9)
                                                ------    ------    ------    ------    ------
          Total...............................  $ 25.6    $ 13.4    $ 18.1    $ 22.2    $ 29.1
                                                ======    ======    ======    ======    ======

     Products and Technology

     The Products and Technology segment designs and manufactures a large line of proprietary products, including drawworks, mud pumps, power swivels, electrical control systems and reciprocating pumps. A substantial installed base of these products results in a recurring replacement parts and maintenance business. Drilling pump expendable products are sold for maintenance of National-Oilwell's and other manufacturers' equipment. Sales of new capital equipment can result in large fluctuations in volume between periods depending on the size and timing of the shipment of orders.

     Products and Technology revenues increased $28.5 million (35%) in the first half of 1997 as compared to 1996 due primarily to the inclusion of $6.8 million of revenues generated by companies acquired during the second quarter of 1997 and an increase in demand for drilling capital equipment and spare parts, fluid end expendable parts, and reciprocating pumps and associated parts. Operating income for the Products and Technology segment increased $8.4 million in the first half of 1997 as compared to the prior year, representing 29% of the revenue increase. Approximately $1.2 million of the increase in operating income is attributable to revenues from the companies acquired in the second quarter, with the balance resulting from the higher revenues generated by an industry-wide increase in worldwide demand for a broad range of the type of products sold by the Products and Technology segment. As revenues have increased without the need to add significant amounts of overhead, operating income as a percentage of revenues has risen.

     Revenues during 1996 increased $35.1 million (24%) over 1995 due to an increase in all areas, including new and refurbished drilling and production equipment, spare parts and expendable products. Revenues in 1995 were down $41.4 million (22%) from 1994, in large part due to the absence of $33 million in revenues associated with an international rig package that was sold in 1994.

     Operating income for the Products and Technology segment increased $14.1 million in 1996 as compared to the prior year as a result of higher revenues, product mix and the consolidation in late 1995 of National-Oilwell's United Kingdom manufacturing facility into its Houston location, thereby achieving lower costs and a more efficient manufacturing process. Operating income increased slightly in 1995 in spite of the revenue decline primarily as a result of the consolidation of facilities and other cost reduction initiatives.

     Distribution Services

     Distribution Services revenues result primarily from the sale of MRO products from National-Oilwell's network of distribution service centers and from the sale of well casing and production tubing. These products are purchased from numerous manufacturers and vendors, including National-Oilwell's Products and Technology segment. While National-Oilwell has increased revenues and improved its operating income by entering into alliances and outsourcing arrangements, improvements in operating results remain primarily dependent on attaining increased volumes of activity through its distribution service centers while controlling the fixed costs associated with numerous points of sale.

     Revenues during the first six months of 1997 increased $57.1 million (24%) over the comparable 1996 period as MRO products and tubular products sales reflected gains of $25 million and $15 million, respectively. Business with alliance customers caused a substantial portion of this growth. Operating income increased $4.1 million during the first six months of 1997 compared to the same period in 1996 due to the higher revenues generated by demand for products offered by this segment, primarily from improved oilfield industry conditions throughout North America. As a result of National-Oilwell's leveraging its existing distribution service center capacity, National-Oilwell has experienced an increase in operating income as a percentage of revenues. A portion of the increased margin from the higher revenue levels was offset by higher operating costs associated with the addition in the second half of 1996 of operating and administrative personnel in order to better manage assets and in anticipation of future revenue growth that was achieved in the first half of 1997.

     Revenues in 1996 increased by $86.4 million (20%) over 1995 due to an overall increase in market activity, including a $31.2 million increase in tubular products sales and a $36.4 million increase in MRO

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products sales. Distribution Services' revenues in 1995 were ahead of the 1994 level by $16.6 million (4%) due to improved general market conditions in North America.

     Operating income increased $8.1 million during 1996 as compared to the same period in 1995 due to the higher revenue levels, and represented 9.4% of the revenue increase. Operating income increased in 1995 as compared to 1994 by only $0.4 million due to a change in product mix, as revenues from lower margin tubular products increased as a percentage of segment revenues.

     Corporate

     Corporate charges represent the unallocated portion of centralized and executive management costs. These costs were $2.9 million in each of 1995 and 1994. Corporate costs were up $1.2 million during 1996, with $0.9 million of the increase due to the expense of the management fee paid pursuant to the Management Services Agreement prior to its termination in connection with the initial public offering. Even though this agreement has terminated, corporate costs in 1997 are estimated to remain between $4-5 million due to increased costs required of a public company and due to anticipated merger and acquisition efforts.

     Special Charges (Income)

     During 1996, National-Oilwell incurred certain one-time expenses in connection with its initial public offering of common stock, as follows: (i) the Management Services Agreement was terminated at a cost of $4.4 million ($2.8 million after tax) and will be paid in quarterly installments of $250,000 through March 31, 2001, subject to certain accelerating events; and (ii) expenses and payout under National-Oilwell's Value Appreciation Plans. The Value Appreciation Plans resulted in National-Oilwell recording an expense of $12.2 million ($7.6 million after tax), making a cash payment of $2.9 million at the time of closing and incurring an obligation to make future annual cash payments of $.7 million for five years beginning January 17, 1997 and future issuances of 340,926 shares of Common Stock valued at $5.8 million.

     During 1995, National-Oilwell recorded a gain of $8.5 million from the sale of a non-oilfield centrifugal pump and switch valve product line and from the sale of excess property and equipment of closed manufacturing facilities in the United Kingdom and Canada. A net gain of $13.9 million was recorded in 1994 from the sales of several production equipment product lines offset in part by costs associated with the closure of the United Kingdom facility.

     Interest Expense

     Interest expense increased substantially during 1996 due to debt incurred in connection with the acquisition of the predecessor partnership. As a substantial portion of the debt was repaid with proceeds from the IPO, interest expense is expected to decline to less than $5 million in 1997 at current debt levels. Interest expense had declined in 1995 as compared to 1994 due to reductions in debt made possible by operating profits and proceeds from the dispositions of various businesses, product lines and assets that generated over $75 million in cash.

     Income Taxes

     Due to its partnership status, National-Oilwell was not subject to U.S. federal or state income taxes prior to 1996 and accordingly the tax provision during such periods relates to foreign income taxes as computed under Statement of Financial Accounting Standards ("SFAS") No. 109. Beginning in 1996, National-Oilwell is subject to U.S. federal and state taxes and recorded a combined U.S. federal, state and foreign tax rate of 38% for 1996. The combined rate in 1997 is also expected to approximate this same level, subject to variation based on the levels of income generated in each taxing jurisdiction.

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     Extraordinary Loss

     In connection with the IPO, the previous credit facility was replaced by a new credit facility, resulting in the write-off of $6.4 million ($4.0 million after tax) in deferred financing costs related to the replaced agreement.

LIQUIDITY AND CAPITAL RESOURCES

     At June 30, 1997, National-Oilwell had working capital of $148 million, an increase of $18 million from December 31, 1996. Accounts receivable increased by $5.7 million, net of acquisitions, during the first six months of 1997 as revenues increased in the second quarter of 1997. Inventories increased $11.5 million, net of acquisitions, during this period due to specific inventory build programs and in response to increasing demand for oilfield equipment and supplies.

     National-Oilwell's business has not required large expenditures for capital equipment in recent years. Total capital expenditures were $1.7 million during the first six months of 1997 and have averaged $3.8 million per year over the last three years. Enhancements to information and inventory control systems represent a large portion of these capital expenditures. Total capital expenditures of as much as $6 million are anticipated in 1997 to meet National-Oilwell's operating needs, including further enhancements to National-Oilwell's information systems. National-Oilwell believes it has sufficient existing manufacturing capacity to meet current and anticipated demand over the next twelve months for its products and services. Any significantly greater increases in demand for oilfield equipment products, to the extent qualified subcontracting and outsourcing are not available, could result in additional increases in capital expenditures.

     National-Oilwell believes that cash generated from operations and amounts available under its revolving credit facility will be sufficient to fund operations, working capital needs, capital expenditure requirements and financing obligations. National-Oilwell also believes any significant increase in capital expenditures caused by any need to increase manufacturing capacity can be funded from operations or through debt financing.

     National-Oilwell intends to pursue acquisition candidates, but the timing, size or success of any acquisition effort and the related potential capital commitments cannot be predicted. National-Oilwell expects to fund future acquisitions primarily through cash flow from operations and borrowings, including the unborrowed portion of its revolving credit facility and/or issuances of additional equity. There can be no assurance that additional financing for acquisitions will be available at terms acceptable to National-Oilwell.

RECENTLY ISSUED ACCOUNTING STANDARDS

     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share," which specifies the computation, presentation and disclosure requirements for earnings per share. SFAS No. 128 is effective for financial statements for periods ending after December 15, 1997, and earlier adoption is not permitted. Initial adoption of this standard is not expected to have a material impact on National-Oilwell's financial position or results of operations.

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                          BUSINESS OF NATIONAL-OILWELL

GENERAL

     National-Oilwell is a worldwide leader in the design, manufacture and sale of machinery and equipment and in the distribution of MRO products used in oil and gas drilling and production. National-Oilwell's machinery and equipment include drawworks, mud pumps and power swivels, which are the major mechanical components of rigs used to drill oil and gas wells. Many of these components are designed specifically for applications in offshore, extended reach and deep land drilling. National-Oilwell distributes products and provides services from a network of approximately 115 service centers and from its Houston headquarters. Further segment financial information is in National-Oilwell Management's Discussion and Analysis of Financial Condition and Results of Operations and in Footnote 13 of the Notes to Consolidated Financial Statements.

     National-Oilwell's business is dependent on and affected by the level of worldwide oil and gas drilling and production activity, aging of the worldwide rig fleet which was generally constructed prior to 1982 and the profitability and cash flow of oil and gas companies and drilling contractors. Drilling activity has recently increased in the offshore and deeper land markets, both of which are particularly well served by the drilling machinery and equipment manufactured by National-Oilwell. As of December 31, 1996, the worldwide offshore mobile drilling rig utilization rate was over 90% and the number of active U.S. land rigs had increased approximately 14% compared to December 31, 1995. As drilling activity has increased, National-Oilwell has experienced increased demand for its manufactured products and distribution services as existing rigs are upgraded, refurbished and repaired, new rigs are constructed and expendable parts are used.

     In April 1987, Armco Inc. and USX Corporation formed a partnership to consolidate their respective oilfield equipment manufacturing and distribution operations. Prior to such consolidation, each of the separate business operations had been a leader in the oilfield equipment and distribution businesses since the late 1800's. Beginning in 1993, a new executive and operating team was assembled to manage the partnership's business, enhance its operating performance and build a platform for growth by focusing on markets in which its product lines are market leaders and which are believed by management to provide the most significant growth potential. As part of that strategy, the partnership disposed of certain of its non-core equipment manufacturing businesses and product lines and reengineered its distribution business. In January 1996, the new management team and an investor group purchased the business of the partnership and incorporated National-Oilwell, Inc. as a Delaware corporation. In October 1996, National-Oilwell sold 4,600,000 shares of its common stock in an initial public offering and listed its shares on the New York Stock Exchange.

BUSINESS STRATEGY

     National-Oilwell's current business strategy is to enhance its leading market positions and operating performance by:

     Leveraging Its Market Leading Installed Base. National-Oilwell believes its market leading installed base presents substantial opportunities to capture a significant portion of any increased level of expenditures by its customers for the construction of new drilling rigs and equipment as well as the upgrade and refurbishment of existing drilling rigs and equipment.

     Capitalizing on Increasing Demand for Higher Horsepower Drilling
Machinery. National-Oilwell believes the advanced age of the existing fleet of drilling rigs, coupled with increasing drilling activity involving greater water depths and extended reach, ultimately will increase the demand for new drilling rig construction and the upgrading and capacity enhancement of existing rigs. National-Oilwell's higher horsepower drawworks, mud pumps and power swivels provide, in many cases, the largest capacities currently available in the industry.

     Building on Distribution Strengths. National-Oilwell has developed and implemented integrated information and process systems that enhance procurement, inventory management and logistics activities. National-Oilwell has regionally centralized its procurement, inventory and logistics operations in order to gain

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

cost and inventory utilization efficiencies while retaining responsiveness to local markets. In addition, the strategic integration of National-Oilwell's distribution expertise, extensive distribution network and growing base of customer alliances provides an increased opportunity for cost effective marketing of National-Oilwell's manufactured equipment.

     Capitalizing on Alliance/Outsourcing Trends. As a result of efficiency initiatives, oil and gas companies and drilling contractors are frequently seeking alliances with suppliers, manufacturers and service providers, or outsourcing their procurement, inventory management and logistics requirements for equipment and supplies in order to achieve cost and capital improvements. National-Oilwell believes that it is well-positioned to provide these services as a result of National-Oilwell's (i) large and geographically diverse network of distribution service centers in major oil and gas producing areas, (ii) purchasing leverage due to the volume of products sold, (iii) breadth of available product lines and (iv) information systems that offer customers enhanced online and onsite services.

PRODUCTS AND TECHNOLOGY

     National-Oilwell designs, manufactures and sells land drilling rigs and the major mechanical components for both land and offshore rigs used to drill oil and gas wells. Many of these components are designed specifically for applications in offshore, extended reach and deep land drilling. This equipment is installed on new drilling rigs and used in the upgrade, refurbishment and repair of existing drilling rigs. A significant portion of National-Oilwell's business includes the sale of replacement parts for its own manufactured machinery and equipment. National-Oilwell estimates that approximately 65% of the mobile offshore rig fleet and the majority of the world's larger land rigs (2,000 horsepower and greater) manufactured in the last twenty years utilize drawworks, mud pumps and other drilling machinery components manufactured by National-Oilwell. In addition, National-Oilwell also manufactures and sells centrifugal and reciprocating pumps used in oilfield and industrial applications.

     Products

     National-Oilwell's line of drilling machinery and equipment includes drawworks, mud pumps, power swivels (also known as "top drives"), traveling equipment and rotary tables. This machinery constitutes the majority of the components involved in the primary functions of the drilling of oil and gas wells which consist of pumping fluids and hoisting, supporting and rotating the drill string. National-Oilwell also manufactures and sells a wide variety of fluid-end accessories for all major manufacturers' pumps under its Mission-Fluid King trade name. Fluid-end accessories are expendables consumed on reciprocating mud pumps during the drilling process and include replacement parts such as liners, valves, seats, pistons, piston rods and packing accessories. These products are typically replaced at regular intervals and are essential to drilling operations.

     National-Oilwell also designs and manufactures centrifugal and reciprocating pumps and pumping systems, as well as a wide variety of fluid-end accessories and expendable pump parts for oil and gas drilling and oil production and transfer. Mission-Fluid King centrifugal pumps are utilized in various oil and gas drilling applications including drilling, mud mixing, low pressure fluid transport and charging reciprocating pumps. Reciprocating pumps are used in a variety of artificial lift, oil transfer and industrial applications. National-Oilwell estimates that over 20,000 reciprocating pumps manufactured by National-Oilwell have been installed throughout the world. A sizable aftermarket for repair parts for these pumps exists, and National-Oilwell also provides fluid-end expendables under the Mission-Fluid King name to this market. Most of the pumps sold are incorporated into systems (which generally consist of a reciprocating pump, a power source, piping, valves, meters and other fabricated parts installed on a skid) thereby providing National-Oilwell with an opportunity to offer the customer a complete turnkey package. National-Oilwell also sells reciprocating pumps to the refining, petrochemical, mining and steel industries.

     Marketing of Company Products

     Substantially all of National-Oilwell's drilling machinery, equipment and spare parts sales and a large portion of National-Oilwell's pumps and parts are sold through National-Oilwell's direct sales force and

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

through National-Oilwell's distribution service centers. National-Oilwell also markets its pumps and parts through distribution networks not owned by National-Oilwell. Sales to foreign state-owned oil companies are typically made in conjunction with agent or representative arrangements. During 1996, management estimates that approximately half of the Products and Technology revenues was from products sold for delivery to destinations located outside North America.

     National-Oilwell believes it is able to leverage its position as a manufacturer of market-leading oilfield products by marketing those products through National-Oilwell's distribution services business. During 1996, approximately 28% of oilfield equipment revenues was from products sold through National-Oilwell's established network of distribution service centers. Management believes that National-Oilwell has an advantage over its competitors in the oilfield equipment markets by virtue of its extensive distribution network making such products readily available from numerous locations.

     Competition

     The oilfield equipment industry is highly competitive and National-Oilwell's revenues and earnings can be affected by price changes, introduction of new products and improved availability and delivery. Over the last several years the market for oilfield equipment experienced excess capacity in some products provided by National-Oilwell, which resulted in increased price competition in certain areas of National-Oilwell's business. National-Oilwell competes with a large number of companies, some of which may offer certain more technologically advanced products or possess greater financial resources than National-Oilwell. Competition for drilling systems and machinery comes from Continental Emsco Company, Maritime Hydraulics U.S. Inc., Varco International, Inc. and Dreco. The principal competitors with National-Oilwell's Mission-Fluid King product line are Harrisburg/Woolley, Inc. and Southwest Oilfield Products, Inc. Competition for National-Oilwell's reciprocating pumps comes primarily from Wheatley-Gaso Inc. and Gardner Denver Machinery Inc.

     Manufacturing and Backlog

     Sales of National-Oilwell's products are made on the basis of written orders and oral commitments. National-Oilwell estimates that the value of its orders for new oilfield equipment (excluding spare parts orders) was approximately $21 million as of December 31, 1996 as compared to orders of $3 million as of December 31, 1995. As of June 30, 1997, the backlog had increased to $84 million as compared to $15.7 million at June 30, 1996. Essentially all of the current backlog will be shipped within the next twelve months.

     National-Oilwell's principal manufacturing facilities are located in Houston, Texas and McAlester, Oklahoma. National-Oilwell also outsources the manufacture of parts or purchases components in finished form from qualified subcontractors. National-Oilwell's manufacturing operations require a variety of components, parts and raw materials which National-Oilwell purchases from multiple commercial sources. National-Oilwell has not experienced and does not expect any significant delays in obtaining deliveries of essential components, parts and raw materials.

     Engineering

     National-Oilwell maintains a staff of engineers and technicians to (i) design and test new products, components and systems for use in drilling and pumping applications, (ii) enhance the capabilities of existing products and
(iii) assist National-Oilwell's sales organization and customers with special projects. National-Oilwell's product engineering efforts focus on developing technology to improve the economics and safety of drilling and pumping processes. National-Oilwell has recently developed a 750-ton capacity power swivel to complement its lower capacity models. National-Oilwell has also introduced a 4,000 horsepower drawworks to increase customer efficiencies when drilling at extended depths and during horizontal drilling. A disc brake system for drawworks has been developed which can be operated remotely and provides higher braking torque capabilities than previous systems. The disc brake system is available for new equipment or can be adapted to upgrade drawworks previously sold by National-Oilwell.

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

     Patents and Trademarks

     National-Oilwell owns or has a license to use a number of patents covering a variety of products. Although in the aggregate these patents are of importance, National-Oilwell does not consider any single patent to be of a critical or essential nature. In general, National-Oilwell depends on technological capabilities, manufacturing quality control and application of its expertise rather than patented technology in the conduct of its business. National-Oilwell enjoys significant product name-brand recognition, principally through its National-Oilwell(R), National(R), Oilwell(R), and Mission-Fluid King trade names.

     Recent Acquisitions

     On April 25, 1997, National-Oilwell purchased the drilling controls business of Ross Hill Controls and its affiliate, Hill Graham Controls Limited, leading companies in the manufacture, sale and service of innovative electrical control systems used in conjunction with drilling operations. These products are closely associated with and complementary to other components used in connection with the drilling process and allow National-Oilwell to offer a more complete rig package.

     On May 15, 1997, National-Oilwell purchased 100% of the common stock of PEP, Inc., a manufacturer of petroleum expendable pump products that are similar to those manufactured by National-Oilwell. This acquisition provides a broader line of products as well as additional manufacturing capacity.

DISTRIBUTION SERVICES

     National-Oilwell provides distribution services through its network of distribution service centers located near major drilling and production activity worldwide, but principally in the United States and Canada. These distribution service centers have historically stocked and sold a variety of expendable items for oilfield applications and spare parts for National-Oilwell equipment. As oil and gas companies and drilling contractors have refocused on their core competencies and emphasized efficiency initiatives to reduce costs and capital requirements, National-Oilwell's distribution services have expanded to offer outsourcing and alliance arrangements that include comprehensive procurement, inventory management and logistics support.

     National-Oilwell is able to leverage its position as a leading provider of distribution services by marketing products it manufactures. During 1996, approximately $52 million of National-Oilwell's distribution services revenues resulted from the sale of National-Oilwell's products. Management believes that National-Oilwell has a competitive advantage in the distribution services business by virtue of its ability to distribute market-leading products manufactured by its Products and Technology business.

     PRODUCTS AND MARKETING

     Maintenance, Repair and Operating Supplies and Equipment. The MRO supplies and equipment stocked by National-Oilwell's distribution service centers vary by location. Each distribution point generally offers a large line of oilfield products including valves, fittings, flanges, spare parts for oilfield equipment and miscellaneous expendable items. Most drilling contractors and oil and gas companies typically buy such supplies and equipment pursuant to non-exclusive contracts, which normally specify a discount from National-Oilwell's list price for each product or product category for a one-year period. National-Oilwell has approximately 1,300 active contracts for MRO supplies and equipment with customers primarily located in North America.

     National-Oilwell markets and distributes its products and services through several channels, including its network of oilfield distribution service centers, a direct sales force and sales representatives and agents. National-Oilwell's distribution services network includes approximately 115 facilities located throughout the major oil and gas producing regions of the United States and Canada. In addition, National-Oilwell has international distribution service points in seven locations in the United Kingdom, South America and the Pacific Rim. National-Oilwell's distribution services customers are primarily major and large independent oil companies and drilling contractors, but sales are also made to hundreds of smaller customers. Due to the nature of its distribution services business, National-Oilwell does not maintain a backlog for such operations.

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

     As a result of efficiency initiatives that are taking place in the oil and gas industry, drilling contractors and oil and gas companies are more frequently seeking strategic alliances and outsourcing their procurement and inventory management requirements. These strategic alliances constitute a growing percentage of National-Oilwell's business and differ from standard agreements for MRO supplies and equipment in that National-Oilwell becomes the customer's primary supplier of those items. In certain cases, National-Oilwell has assumed responsibility for procurement, inventory management and product delivery for the customer, in some cases by working directly out of the customer's facilities.

     Oil Country Tubular Goods. National-Oilwell's tubular business is focused on the procurement, inventory management and delivery of oil country tubular goods manufactured by third parties. Tubular goods primarily consist of well casing and production tubing used in the drilling, completion and production of oil and gas wells. Well casing is used to line the walls of a wellbore to provide structural support. Production tubing provides the conduit through which the oil or gas will be brought to the surface upon completion of the well. Historically, sales of tubular goods have been concentrated in North America, although National-Oilwell makes occasional sales for shipment to foreign destinations. Substantially all of National-Oilwell's sales of tubular goods are made through National-Oilwell's direct sales force.

     In response to customer demands for improved efficiency in tubular procurement and distribution, National-Oilwell has developed strategic alliances with certain of its customers. These strategic alliances enable National-Oilwell to more efficiently source tubular goods for its customers, while decreasing the capital and personnel requirements of the customer. These alliance relationships currently constitute a majority of National-Oilwell's tubular sales. Since alliances provide additional consistency and predictability to the procurement process, National-Oilwell has also benefited from improved utilization of its assets and from an increase in the turnover rate of its tubular inventory.

     COMPETITION

     The oilfield distribution services business is highly competitive. National-Oilwell's revenues and earnings can be affected by competitive actions such as price changes, improved delivery and other actions by competitors. In addition, there are few barriers to entry for competitors in the distribution services business. National-Oilwell's principal competitors include Continental Emsco Company, Wilson Supply Company, Red Man Pipe & Supply Co. and McJunkin Corporation in the United States and CE Franklin Ltd. and DOSCO Supply in the Canadian market. National-Oilwell also competes with numerous regional or local oilfield supply stores in both of these markets and in international markets.

     SUPPLIERS

     National-Oilwell obtains MRO products from a number of suppliers. National-Oilwell does not believe that any one supplier of MRO products is material to National-Oilwell. For the year ended December 31, 1996, National-Oilwell purchased approximately 32% of its tubular requirements pursuant to a distribution agreement with the U.S. Steel Group of USX Corporation, and its remaining requirements from various suppliers. National-Oilwell is not obligated to purchase any minimum amount of tubular goods under the agreement with the U.S. Steel Group or any other distribution agreement. National-Oilwell has not experienced and does not foresee experiencing a shortage in MRO products or tubular goods sold by National-Oilwell although order lead times for tubular goods have increased over the last six months due to higher demand for these products.

EMPLOYEES

     As of August 1, 1997, National-Oilwell had a total of 1,900 employees, of whom 1,500 were salaried and 400 were paid on an hourly basis. Of
National-Oilwell's workforce, 390 of the employees are employed by National-Oilwell's foreign subsidiaries and are located outside the United States. National-Oilwell considers its relationship with its employees to be good.

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OPERATING RISKS AND INSURANCE

     National-Oilwell's operations are subject to the usual hazards inherent in manufacturing products and providing services for the oil and gas industry. These hazards can cause personal injury and loss of life, business interruptions, property and equipment damage and pollution or environmental damage. National-Oilwell maintains comprehensive insurance covering its assets and operations at levels which management believes to be appropriate and in accordance with industry practice. No assurance can be given that insurance coverage will be adequate in all circumstances or against all hazards, or that National-Oilwell will be able to maintain adequate insurance coverage in the future at commercially reasonable rates or on acceptable terms.

GOVERNMENTAL REGULATION AND ENVIRONMENTAL MATTERS

     National-Oilwell's operations are subject to regulation by federal, state and local authorities in the United States and regulatory authorities with jurisdiction over its foreign operations. Environmental laws and regulations have changed substantially and rapidly over the last 20 years, placing more restrictions and limitations on activities that may impact the environment, such as emissions of pollutants, generation and disposal of wastes and use and handling of chemical substances. Although compliance with various governmental laws and regulations has not materially adversely affected National-Oilwell's financial condition or results of operations, no assurance can be given that compliance with such laws or regulations will not have a material adverse impact on National-Oilwell's business in the future.

     The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons with respect to the release of a hazardous substance into the environment. These persons include the owner and operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at such site. National-Oilwell currently owns or leases, and has in the past owned or leased, numerous properties that for many years have been used for the manufacture and storage of products and equipment containing or requiring oil and/or hazardous substances. Although National-Oilwell has utilized operating and disposal practices that it believes were standard in the industry at the time, hydrocarbons or other wastes may have been disposed of or released on or under the properties owned or leased by National-Oilwell or on or under other locations where such wastes have been taken for disposal. In addition, many of these properties have been operated by third parties whose treatment and disposal or release of hydrocarbons or other wastes were not under National-Oilwell's control. These properties and the wastes disposed thereon may be subject to CERCLA, the Resource Conservation and Recovery Act and analogous state laws. Under such laws, National-Oilwell would be required to remove or remediate previously disposed wastes (including groundwater contamination) or to perform remedial operations to prevent future contamination.

AGREEMENT WITH PREVIOUS OWNERS

     The Purchase Agreement entered into in connection with the acquisition of the National-Oilwell's predecessor partnership provides that National-Oilwell will be responsible for (i) all of the liabilities, including environmental costs, disclosed and undisclosed, created after April 1, 1987 with respect to the business operations of the predecessor partnership as they were being conducted on the closing date, (ii) disclosed liabilities created after April 1, 1987 with respect to operations of the partnership discontinued or sold prior to the closing date ("Discontinued Operations"), (iii) disclosed liabilities for environmental costs for conditions in existence as of April 1, 1987 ("Pre-1987 Environmental Costs"), (iv) fifty percent of the first $8.0 million of the aggregate of undisclosed Pre-1987 Environmental Costs and undisclosed liabilities related to Discontinued Operations and (v) taxes other than United States federal income taxes. While there can be no assurance as to undisclosed liabilities, National-Oilwell's financial statements reflect reserves that management currently considers appropriate for potential future liabilities under the agreement.

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PROPERTIES

     National-Oilwell owned or leased 125 facilities worldwide as of August 1, 1997, including the following principal manufacturing and administrative facilities:

                            APPROXIMATE
                           BUILDING SPACE
        LOCATION           (SQUARE FEET)                      DESCRIPTION                     STATUS
        --------           --------------                     -----------                     ------
Houston, Texas...........     217,000        Manufactures drilling machinery and equipment    Leased
Houston, Texas...........     173,000        Manufactures electrical control systems          Owned
McAlester, Oklahoma......     117,000        Manufactures pumps and expendable parts          Owned
Houston, Texas...........     116,000        Administrative Offices                           Leased
Odessa, Texas............      40,000        Manufactures pump expendable parts               Owned

     The manufacturing facilities listed above are used in National-Oilwell's oilfield equipment business. National-Oilwell also has five satellite repair and manufacturing facilities that refurbish and manufacture new equipment and parts. These facilities are located in Houston, Texas; Odessa, Texas; New Iberia, Louisiana; Aberdeen, Scotland and Singapore. National-Oilwell believes that the capacity of its manufacturing and repair facilities is adequate to meet demand for the foreseeable future. National-Oilwell owns or leases approximately 115 distribution service centers worldwide to operate its Distribution Services business. No individual facility is significant to the Distribution Services business. National-Oilwell also leases space at a number of tubular storage locations for use in its tubular goods distribution business.

LEGAL PROCEEDINGS

     There are pending or threatened against National-Oilwell various claims, lawsuits and administrative proceedings, all arising from the ordinary course of business, with respect to commercial, product liability and employee matters. Although no assurance can be given with respect to the outcome of these or any other pending legal and administrative proceedings and the effect such outcomes may have on National-Oilwell, management believes that any ultimate liability resulting from the outcome of such proceedings will not have a material adverse effect on National-Oilwell's consolidated financial statements.

                               BUSINESS OF DRECO

     Dreco is engaged in the design and manufacture of oilfield equipment for the worldwide petroleum exploration and production industry. Dreco operates in two principal business segments: (i) drilling and well servicing equipment and
(ii) downhole products.

DRILLING AND WELL SERVICING EQUIPMENT

     Dreco designs, manufactures and markets products used in the original construction, modernization, repair and support of land and offshore drilling and well servicing rigs under its DRECO(R) and KREMCO(R) trade names. Drilling and well servicing equipment products manufactured by Dreco include masts, derricks, traveling blocks, mud systems, and major drilling machinery, including drawworks, mud pumps and rotaries.

     Drilling and Well Servicing Rigs. Dreco designs, assembles and markets drilling and well servicing rigs utilizing several of Dreco's proprietary products as well as components manufactured by others. Dreco has increasingly focused on providing rig designs to satisfy functional requirements relating to harsh or specialized environments, strict regulatory requirements and providing increased mechanization of drilling rig operations. Such products include North Slope of Alaska and Arctic drilling and well servicing rigs, highly mobile drilling and well servicing rigs for jungle and desert use, modular well servicing rigs for offshore platforms and modular drilling facilities for North Sea platforms. In addition, Dreco has continued its focus on providing conventional designs of its products to customers in countries where the oil and gas drilling industry is being developed, expanded or modernized.

     Dreco has designed, manufactured and marketed modular drilling facilities to be installed on offshore platforms in the North Sea. The designs meet very strict governmental regulations and customer requirements relating to safety, work environment and operating conditions. The designs include increased automation of drilling rig operations and other design improvements to facilitate the removal of workers from the mechanical area of the drilling floor.

     Dreco manufactures both self-propelled and trailer mounted well servicing rigs designed for operation at well depths ranging from 4,500 feet to 20,000 feet. Well servicing rigs are usually furnished with engine, drawworks, mast and various accessories. In addition to manufacturing conventional well servicing rigs, Dreco has designed and manufactured well servicing rigs which utilize coiled tubing in the well servicing process.

     Dreco has also designed and manufactured components suitable for use in coiled tubing systems. Components include coiled tubing injectors, reels, power units, nitrogen pumping units, masts and casing jacks.

     Many of Dreco's competitors supply only a portion of the components or services required in connection with the construction of a drilling or well servicing rig. Dreco believes that its ability to provide design, engineering, procurement and construction services on a turnkey basis provides it with a competitive advantage.

     Drilling and Well Servicing Rig Components. Dreco manufactures masts, derricks and substructures for use on fixed and mobile offshore platforms and on land that are suitable for drilling to maximum depths ranging from 3,500 feet to more than 30,000 feet. Masts and derricks are steel structures used to support the raising and lowering of drill pipe and casing. Substructures are rig floors and support structures that accommodate the mast or derrick, drawworks, rotary table and power transmission system, and provide the working floor space and floor height required to drill or service a well. Drawworks manufactured by Dreco range in size from 200 to 4,000 input horsepower and are suitable for drilling to maximum depths ranging from 3,000 feet to more than 30,000 feet. A drawworks is essentially a large winch used to raise and lower drill pipe. Dreco also manufactures mud pumps, swivels, crown blocks, traveling blocks, wireline anchors, and other related components. Well servicing rig components manufactured include blowout preventers, high pressure well kill pumps, well servicing rig masts, substructures and equipment carriers. In addition Dreco provides assembly and final fitting services for well servicing rigs.

     Dreco also modernizes and repairs land and offshore rigs and rig components, including performing upgrades such as installing top drive drilling systems manufactured by others. Top drive installations are made primarily on offshore rigs and entail performing a stress analysis on the mast or derrick, manufacturing and installing guide rails in the mast or derrick, manufacturing an extension for the mast or derrick when required, fitting the top drive unit, and connecting the utilities for its operation.

     Drilling and Well Servicing Support Equipment. Dreco manufactures pedestal cranes principally for use on offshore drilling platforms under its Dreco KingPost Crane name. The pedestal crane is used to lift and lower rig components, equipment, materials and supplies on and off an offshore platform.

DOWNHOLE PRODUCTS

     Dreco designs and manufactures drilling motors for sale and for rent under its TRUDRIL(R) and VECTOR trade names and specialized drilling tools for sale and for rent under its GRIFFITH(R) trade name. Specialized drilling tools and drilling motors rented by Dreco are those that are not economical for a customer to own or maintain because of the broad range of equipment required for the diverse hole size and depths encountered in drilling for oil and gas. Specialized drilling tools and drilling motors sold by Dreco are those that generally require infrequent service, are disposable or are sold in countries where Dreco does not provide repair and maintenance services.

     Drilling Motors. Dreco's TRUDRIL(R) and VECTOR drilling motors are devices placed between the drill string and the drill bit to cause the bit to rotate without necessarily rotating the drill string. Drilling motors are used for horizontal and other directional drilling, extended reach deviated hole drilling and performance drilling. Dreco's drilling motors are used primarily in horizontal drilling in which a drilling motor is an essential component of a horizontal drilling system.

     Dreco often rents its drilling motors, retaining control over the servicing and maintenance function so as to preserve their operating reliability. Dreco's drilling motors are rented or sold with patented adjustable housing that permits the field adjustment of the angle of drilling trajectory. Dreco's drilling motors employ a sealed oilbath lower bearing assembly that utilizes a sealing and pressure balancing arrangement to reduce average repair and maintenance costs.

     Dreco is continuing to enhance and broaden the range of its TRUDRIL(R) and VECTOR drilling motors by, among other things, widening the size range offered, reducing the initial cost and ongoing repair and maintenance cost of the drilling motors, and developing alternative designs of motor bearing assembly sealing systems and speed reduction systems.

     Drilling Jars, Shock Tools and Other Downhole Products. Dreco manufactures hydraulic-mechanical and mechanical drilling jars and shock tools. Drilling jars are used to assist in releasing a drill string that may become stuck in a well bore. A shock tool is a downhole shock absorber placed low in the drill string, often directly above the drill bit when rotary drilling in formations that are hard and abrasive. Shock tools are devices intended to extend bit life, reduce drill string failures, and reduce damage to the drilling rig.

     Dreco also manufactures and sells or rents fishing jars, drilling and fishing jar accelerators, drilling and fishing bumper subs, reamers, stabilizers, combination reamer stabilizers, kelly and tubing safety valves and drill string inside blowout preventers.

     Downhole Products Support Equipment. Dreco manufactures tools to facilitate the servicing of downhole tools, including tool support devices, tools to make up and break out threaded connections, and tools to test the operability of its downhole products.

                     AUDITORS, TRANSFER AGENT AND REGISTRAR

     The independent chartered accountants of Dreco are Coopers & Lybrand, Edmonton. The independent auditors of National-Oilwell are Ernst & Young LLP, Houston. In the event that the Transaction receives the approval of Dreco Shareholders and the Court and is completed, the board of directors of National-Oilwell will consider the appointment of one independent auditor for the merged business.

     The transfer agents for Dreco Common Shares are The Bank of New York and Montreal Trust Company of Canada. Concurrently with the Closing, The Bank of New York will resign and Montreal Trust Company of Canada will be appointed as transfer agent and registrar for the Exchangeable Shares. Montreal Trust Company of Canada will also be Trustee under the Voting and Exchange Trust Agreement and Canadian co-registrar for the National-Oilwell Common Stock.

                        COMPARISON OF STOCKHOLDER RIGHTS

     In the event that the Transaction is consummated, holders of Dreco Common Shares will, upon the Effective Time, have their Dreco Common Shares exchanged for Exchangeable Shares. They will have certain rights to exchange or retract these shares for an equivalent number of shares of National-Oilwell Common Stock. National-Oilwell is a corporation organized under the DGCL. While the rights and privileges of shareholders of an Alberta corporation are, in many instances, comparable to those of stockholders of a Delaware corporation, there are certain differences. These differences arise from differences between Delaware and Alberta law, between the DGCL and ABCA and between the National-Oilwell Amended and Restated Certificate and National-Oilwell Bylaws and the Dreco Articles and Dreco Bylaws. For a description of the respective rights of the holders of National-Oilwell Common Stock and Dreco Common Shares, see "The Companies After the Transaction -- National-Oilwell Capital Stock" and "The Companies After the Transaction -- Description of Dreco Share Capital."

VOTE REQUIRED FOR EXTRAORDINARY TRANSACTIONS

     The DGCL requires the affirmative vote of a majority of the outstanding stock entitled to vote thereon to authorize any merger, consolidation, dissolution or sale of substantially all of the assets of a corporation, except that, unless required by its certificate of incorporation, (a) no authorizing stockholder vote is required of a corporation surviving a merger if (i) such corporation's certificate of incorporation is not amended by the merger, (ii) each share of stock of such corporation will be an identical share of the surviving corporation after the merger, and (iii) the number of shares to be issued in the merger does not exceed 20% of such corporation's outstanding common stock immediately prior to the effective date of the merger; and (b) no authorizing stockholder vote is required of a corporation to authorize a merger with or into a single direct or indirect wholly-owned subsidiary of such corporation (provided certain other limited circumstances apply). The National-Oilwell Amended and Restated Certificate does not require a greater percentage vote for such actions. Stockholder approval is also not required under the DGCL for mergers or consolidations in which a parent corporation merges or consolidates with a subsidiary of which it owns at least 90% of the outstanding shares of each class of stock.

     Under the ABCA, certain extraordinary corporate actions, such as certain amalgamations, continuances, and sales, leases or exchanges of all or substantially all the property of a corporation other than in the ordinary course of business, and other extraordinary corporate actions such as liquidations, dissolutions and (if ordered by a court) arrangements, are required to be approved by special resolution. A special resolution is a resolution passed at a meeting by not less than two-thirds of the votes cast by the shareholders, present in person or by proxy, at the meeting. In certain cases, a special resolution to approve an extraordinary corporate action is also required to be approved separately by the holders of a class or series of shares.

AMENDMENT TO GOVERNING DOCUMENTS

     The DGCL requires a vote of the corporation's board of directors followed by the affirmative vote of a majority of the outstanding stock entitled to vote for any amendment to the certificate of incorporation, unless a greater level of approval is required by the certificate of incorporation. The National-Oilwell Amended and Restated Certificate requires a greater level of approval for an amendment thereto in certain circumstances. Additionally, if an amendment would have the effect of increasing or decreasing the aggregate number of authorized shares of a particular class or series of stock, increasing or decreasing the par value of the shares of such class or series or altering the powers, preferences or special rights of a particular class or series of stock, the class or series shall be given the power to vote as a class notwithstanding the absence of any specifically enumerated power in the certificate of incorporation. The DGCL also states that the power to adopt, amend or repeal the by-laws of a corporation shall be in the stockholders entitled to vote, provided that the corporation in its certificate of incorporation may also confer such power on the corporation's board of directors. National-Oilwell's Amended and Restated Certificate confers such power on its board of directors.

     Under the ABCA, any amendment to the articles generally requires approval by special resolution, which is a resolution passed by a majority of not less than two-thirds of the votes cast by shareholders entitled to vote on the resolution. The ABCA provides that unless the articles, by-laws or any unanimous shareholders agreement otherwise provide, the directors may, by resolution, make, amend or repeal any by-laws that regulate the business or affairs of a corporation. Where the directors make, amend or repeal a by-law, they are required under the ABCA to submit the by-law, amendment or repeal to the shareholders at the next meeting of shareholders, and the shareholders may confirm, reject or amend the by-law, amendment or repeal by an ordinary resolution, which is a resolution passed by a majority of the votes cast by shareholders entitled to vote on the resolution.

DISSENTERS' RIGHTS

     Under the DGCL, holders of shares of any class or series have the right, in certain circumstances, to dissent from a merger or consolidation by demanding payment in cash for their shares equal to the fair value (excluding any appreciation or depreciation as a consequence or in expectation of the transaction) of such shares, as determined by agreement with the corporation or by an independent appraiser appointed by a court in an action timely brought by the corporation or the dissenters. The DGCL grants dissenters' appraisal rights only in the case of mergers or consolidations and not in the case of a sale or transfer of assets or a purchase of assets for stock regardless of the number of shares being issued. Further, no appraisal rights are available for shares of any class or series listed on a national securities exchange or designated as a national market system security on Nasdaq or held of record by more than 2,000 stockholders, unless the agreement of merger or consolidation converts such shares into anything other than (i) stock of the surviving corporation, (ii) stock of another corporation which is either listed on a national securities exchange or designated as a national market system security on Nasdaq or held of record by more than 2,000 stockholders, (iii) cash in lieu of fractional shares, or (iv) some combination of the above.

     The ABCA provides that shareholders of an Alberta corporation entitled to vote on certain matters are entitled to exercise dissent rights and to be paid the fair market value of their shares in connection therewith. The ABCA does not distinguish for this purpose between listed and unlisted shares. Such matters include (i) any amalgamation with another corporation (other than with certain affiliated corporations); (ii) an amendment to the corporation's articles to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class; (iii) an amendment to the corporation's articles to add, change or remove any restrictions on the business or businesses that the corporation may carry on; (iv) a continuance under the laws of another jurisdiction; (v) a sale, lease or exchange of all or substantially all the property of the corporation other than in the ordinary course of business; (vi) a court order permitting a shareholder to dissent in connection with an application to the court for an order approving an arrangement proposed by the corporation; or (vii) certain amendments to the articles of a corporation which require a separate class or series vote, provided that a shareholder is not entitled to dissent if an amendment to the articles is effected by a court order approving a reorganization or if an amendment to the articles is effected by a court order made in connection with an action for an oppression remedy. Under the ABCA, a shareholder may, in addition to exercising dissent rights, seek an oppression remedy for any act or omission of a corporation or any of its affiliates which is oppressive, unfairly prejudicial to or that unfairly disregards a shareholder's interest.

OPPRESSION REMEDY

     The ABCA provides an oppression remedy that enables the court to make any order, both interim and final, to rectify the matters complained of, if the court is satisfied upon application by a complainant (as defined below) that:
(i) any act or omission of the corporation or an affiliate effects a result;
(ii) the business or affairs of the corporation or an affiliate are or have been carried on or conducted in a manner; or (iii) the powers of the directors of the corporation or of an affiliate are or have been exercised in a manner that is oppressive or unfairly prejudicial to or that unfairly disregards the interests of any security holder, creditor, director or officer. A complainant includes:
(i) a present or former registered holder or beneficial owner of securities of a corporation or any of its affiliates; (ii) a present or former director or officer of the corporation or any of its affiliates; and (iii) any other person who, in the discretion of the court, is a proper person to make such application.

     Because of the breadth of the conduct which can be complained of and the scope of the court's remedial powers, the oppression remedy is very flexible and is sometimes relied upon to safeguard the interests of shareholders and other complainants with a substantial interest in the corporation. Under the ABCA, it is not necessary to prove that the directors of a corporation acted in bad faith in order to seek an oppression remedy. Furthermore, the court may order the corporation to pay the interim expenses of a complainant seeking an oppression remedy, but the complainant may be held accountable for such interim costs on final disposition of the complaint. The DGCL does not provide for a similar remedy.

DERIVATIVE ACTION

     Derivative actions may be brought in Delaware by a stockholder on behalf of, and for the benefit of, the corporation. The DGCL provides that a stockholder must aver in the complaint that he or she was a stockholder of the corporation at the time of the transaction of which he or she complains. A stockholder may not sue derivatively unless he or she first makes demand on the corporation that it bring suit and such demand has been refused, unless it is shown that such demand would have been futile.

     Under the ABCA, a complainant may apply to the court for leave to bring an action in the name of and on behalf of a corporation or any subsidiary, or to intervene in an existing action to which any such body corporate or any subsidiary is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the body corporate or subsidiary. Under the ABCA, no action may be brought and no intervention in an action may be made unless the complainant has given reasonable notice to the directors of the corporation or its subsidiary of the complainant's intention to apply to the court and the court is satisfied that (i) the directors of the corporation or its subsidiary will not bring, diligently prosecute or defend or discontinue the action; (ii) the complainant is acting in good faith; and (iii) it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued.

     Under the ABCA, the court in a derivative action may make any order it thinks fit. Additionally, under the ABCA, a court may order a corporation or its subsidiary to pay the complainant's reasonable legal fees.

SHAREHOLDER CONSENT IN LIEU OF MEETING

     Under the DGCL, unless otherwise provided in the certificate of incorporation, any action required to be taken or which may be taken at an annual or special meeting of stockholders may be taken without a meeting if a consent in writing is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize such action at a meeting at which all shares entitled to vote were present and voted. However, the National-Oilwell Amended and Restated Certificate expressly prohibits action by written consent. Under the ABCA, shareholder action without a meeting may only be taken by written resolution signed by all shareholders who would be entitled to vote thereon at a meeting.

DIRECTOR QUALIFICATIONS

     At least half of the directors of an ABCA corporation generally must be resident Canadians. The ABCA also requires that a corporation whose securities are publicly traded must have not fewer than three directors, at least two of whom are not officers or employees of the corporation or any of its affiliates. The DGCL does not have comparable requirements.

FIDUCIARY DUTIES OF DIRECTORS

     Directors of corporations incorporated or organized under the DGCL have fiduciary obligations to the corporation and its stockholders. Pursuant to these fiduciary obligations, the directors must act in accordance with the so-called duties of "due care" and "loyalty." Under the DGCL, the duty of care requires that the directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of loyalty is the duty to act in good faith in a manner which the directors reasonably believe to be in the best interests of the stockholders. It requires that there be no conflict between duty and self-interest.

     Under the ABCA, the duty of care requires that the directors exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, and the duty of loyalty requires directors of an Alberta corporation to act honestly and in good faith with a view to the best interests of the corporation.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The DGCL provides that a corporation may indemnify its present and former directors, officers, employees and agents (each, an "indemnitee") against all reasonable expenses (including attorneys' fees) and, except in actions initiated by or in the right of the corporation, against all judgments, fines and amounts paid in settlement in actions brought against them, if such individual acted in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The corporation shall indemnify an indemnitee to the extent that he or she is successful on the merits or otherwise in the defense of any claim, issue or matter associated with an action. The National-Oilwell Amended and Restated Certificate provides for indemnification of directors and officers to the fullest extent authorized by the DGCL.

     The DGCL allows for the advance payment of an indemnitee's expenses prior to the final disposition of an action, provided that the indemnitee undertakes to repay any such amount advanced if it is later determined that the indemnitee is not entitled to indemnification with regard to the action for which the expenses were advanced. Neither the ABCA nor the Dreco Bylaws expressly provides for such advance payment.

     Under the ABCA, except in respect of an action by or on behalf of a corporation or a body corporate to procure a judgment in its favor, a corporation may indemnify a director or officer, a former director or officer or a person who acts or acted at the corporation's request as a director or officer of a body corporate of which the corporation is or was a shareholder or creditor, and his or her heirs and legal representatives (an "Indemnifiable Person"), against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of such corporation or such body corporate, if: (i) he or she acted honestly and in good faith with a view to the best interests of such corporation; and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful. An Indemnifiable Person is entitled to such indemnity from the corporation if he or she was substantially successful on the merits in his or her defense of the action or proceeding, fulfilled the conditions set out in (i) and (ii) above and is fairly and reasonably entitled to indemnity. A corporation may, with the approval of a court, also indemnify an Indemnifiable Person in respect of an action by or on behalf of the corporation or body corporate to procure a judgment in its favor, to which such person is made a party by reason of being or having been a director or an officer of the corporation or body corporate against all costs, charges and expenses reasonably incurred by him or her in connection with the action, if he or she fulfills the conditions set out in (i) and (ii) above. The Dreco Bylaws provide for indemnification of directors and officers to the fullest extent authorized by the ABCA.

DIRECTOR LIABILITY

     The DGCL provides that the charter of a corporation may include a provision which limits or eliminates the liability of directors to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided such liability does not arise from certain proscribed conduct, including acts or omissions not in good faith or which involve intentional misconduct or breach of the duty of loyalty. The National-Oilwell Amended and Restated Certificate contains a provision limiting the liability of its directors to the fullest extent permitted by the DGCL. The ABCA does not permit any such limitation of a director's liability.

ANTI-TAKEOVER PROVISIONS AND INTERESTED STOCKHOLDER TRANSACTIONS

     National-Oilwell is subject to section 203 of the DGCL, which prohibits certain transactions between a Delaware corporation and an interested stockholder, which is defined as a person who, together with any affiliates and/or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. This provision prohibits certain business combinations (defined broadly to include mergers, consolidations, sales or other dispositions of assets having an aggregate value in excess of 10% of the consolidated assets of the corporation, and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation) between an interested stockholder and a corporation for a period of three years after the date the interested stockholder acquired its stock, unless (i) the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the corporation's board of directors prior to the date the interested stockholder acquired shares, (ii) the interested stockholder acquired at least 85% of the voting stock of the corporation in the transaction in which it became an interested stockholder or (iii) the business combination is approved by a majority of the board of directors and by the affirmative vote of two-thirds of the votes entitled to be cast by disinterested stockholders at an annual or special meeting.

     The ABCA does not contain a comparable provision with respect to business combinations. However, policies of certain Canadian securities regulatory authorities, including Policy 9.1 of the Ontario Securities Commission ("Policy 9.1"), contain requirements in connection with related party transactions. A related party transaction means, generally, any transaction by which an issuer, directly or indirectly, acquires or transfers an asset or acquires or issues treasury securities or assumes or transfers a liability from or to, as the case may be, a related party by any means in any one or any combination of transactions. "Related party" is defined in Policy 9.1 and includes directors, senior officers and holders of at least 10% of the voting securities of the issuer.

     Policy 9.1 requires more detailed disclosure in the proxy material sent to security holders in connection with a related party transaction, and, subject to certain exceptions, the preparation of a formal valuation of the subject matter of the related party transaction and any non-cash consideration offered therefor and the inclusion of a summary of the valuation in the proxy material. Policy
9.1 also requires, subject to certain exceptions, that the minority shareholders of the issuer separately approve the transaction, by either a simple majority or two-thirds of the votes cast, depending on the circumstances.

         DISSENTING DRECO SHAREHOLDERS' AND DRECO OPTIONHOLDERS' RIGHTS

     UNDER THE DGCL, NATIONAL-OILWELL STOCKHOLDERS WILL NOT HAVE APPRAISAL OR DISSENTER'S RIGHTS RELATING TO THE TRANSACTION.

     THE FOLLOWING DESCRIPTION OF THE RIGHTS OF DISSENTING DRECO SHAREHOLDERS AND DRECO OPTIONHOLDERS IS NOT A COMPREHENSIVE STATEMENT OF PROCEDURES TO BE FOLLOWED BY A DISSENTING DRECO SHAREHOLDER OR DRECO OPTIONHOLDER WHO SEEKS PAYMENT OF THE FAIR VALUE OF HIS DRECO COMMON SHARES OR DRECO OPTIONS AND IS QUALIFIED IN ITS ENTIRETY BY THE REFERENCE TO THE FULL TEXT OF THE INTERIM ORDER AND SECTION 184 OF THE ABCA WHICH ARE ATTACHED TO THIS JOINT PROXY STATEMENT/PROSPECTUS AS ANNEXES C AND J, RESPECTIVELY. A SHAREHOLDER OR OPTIONHOLDER WHO INTENDS TO EXERCISE HIS RIGHT OF DISSENT AND APPRAISAL SHOULD CAREFULLY CONSIDER AND COMPLY WITH THE PROVISIONS OF THAT SECTION, AS MODIFIED BY THE INTERIM ORDER AND SHOULD SEEK HIS OWN LEGAL ADVICE. FAILURE TO COMPLY WITH THE PROVISIONS OF THAT SECTION, AS MODIFIED BY THE INTERIM ORDER AND TO ADHERE TO THE PROCEDURES ESTABLISHED THEREIN MAY RESULT IN THE LOSS OF ALL RIGHTS THEREUNDER.

     The Court hearing the application for the Final Order has the discretion to alter the rights of dissent described herein based on the evidence presented at such hearing.

     Under the Interim Order, a Dreco Shareholder or Dreco Optionholder is entitled, in addition to any other right he may have, to dissent and to be paid by Dreco the fair value of the Dreco Common Shares or Dreco Options held by him in respect of which he dissents, determined as of the close of business on the last business day before the day on which the resolution from which he dissents was adopted. A Dreco Shareholder or Dreco Optionholder may dissent only with respect to all of the Dreco Shares or Dreco Options held by him or on behalf of any one beneficial owner and registered in the dissenting Dreco Shareholder's or Dreco Optionholder's name. The demand for appraisal must be executed by or for the holder of record, fully and correctly, as such holder's name appears on the holder's share certificates or options. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be made in that capacity, and if the shares are owned of record by more than one person, as in a joint tenancy or a tenancy in common, the demand should be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a holder of record; however, such agent must identify the record owner or owners and expressly identify the record owner or owners, and expressly disclose in such demand that the agent is acting as agent for the record owner or owners.

     PERSONS WHO ARE BENEFICIAL OWNERS OF DRECO COMMON SHARES REGISTERED IN THE NAME OF A BROKER, CUSTODIAN, NOMINEE OR OTHER INTERMEDIARY WHO WISH TO DISSENT, SHOULD BE AWARE THAT ONLY THE REGISTERED OWNER OF SUCH SHARES IS ENTITLED TO DISSENT. A REGISTERED HOLDER SUCH AS A BROKER WHO HOLDS DRECO COMMON SHARES AS NOMINEE FOR BENEFICIAL OWNERS, SOME OF WHOM DESIRE TO DISSENT, MUST EXERCISE DISSENT RIGHTS ON BEHALF OF SUCH BENEFICIAL OWNERS WITH RESPECT TO THE SHARES HELD FOR SUCH BENEFICIAL OWNERS. IN SUCH CASE, THE WRITTEN OBJECTION SHOULD SET FORTH THE NUMBER OF DRECO COMMON SHARES COVERED BY IT.

     A dissenting Dreco Shareholder or Dreco Optionholder must send to Dreco a written objection to the Arrangement Resolution, which written objection must be received by the Secretary of Dreco at Dreco Energy Energy Services Ltd., #1340 Weber Centre, 5555 Calgary Trail, Edmonton, Alberta, Canada T6H 5P9, or the Chairman of the Dreco Meeting at or before the commencement of the Dreco Meeting, and the dissenting Dreco Shareholder or Dreco Optionholder must not have voted, in person or by proxy, in favor of the Arrangement Resolution. An application may be made to the Court to fix the fair value of the dissenting Dreco Shareholder's Dreco Common Shares or Dreco Optionholder's Dreco Options after the Effective Date. If an application to the Court is made by either Dreco or a dissenting Dreco Shareholder or Dreco

Optionholder, Dreco must, unless the Court otherwise orders, send to each dissenting Dreco Shareholder or Dreco Optionholder a written offer to pay him an amount considered by the board of directors to be the fair value of the Dreco Common Shares or Dreco Options. The offer, unless the Court otherwise orders, will be sent to each dissenting Dreco Shareholder or Dreco Optionholder at least 10 days before the date on which the application is returnable, if Dreco is the applicant, or within 10 days after Dreco is served with notice of the application, if a Dreco Shareholder or Dreco Optionholder is the applicant. The offer will be made on the same terms to each dissenting Dreco Shareholder or Dreco Optionholder and will be accompanied by a statement showing how the fair value was determined. Failure to vote against the Arrangement Resolution does not constitute a waiver of dissent rights.

     A dissenting Dreco Shareholder or Dreco Optionholder may make an agreement with Dreco for the purchase of his Dreco Common Shares or Dreco Options in the amount of Dreco's offer (or otherwise) at any time before the Court pronounces an order fixing the fair value of the Dreco Common Shares or Dreco Options. A dissenting Dreco Shareholder or Dreco Optionholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application or appraisal. On the application, the Court will make an order fixing the fair value of the Dreco Common Shares of all dissenting Dreco Shareholders or Dreco Optionholders who are parties to the application, giving judgment in that amount against Dreco and in favor of each of those dissenting Dreco Shareholders or Dreco Optionholders and fixing the time within which Dreco must pay that amount payable to the dissenting Dreco Shareholders or Optionholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting Dreco Shareholder or Dreco Optionholder calculated from the date on which the Dreco Shareholder or Dreco Optionholder ceases to have any rights as a Dreco Shareholder or Dreco Optionholder until the date of payment.

     On the Arrangement becoming effective, or upon the making of an agreement between Dreco and the dissenting Dreco Shareholder or Dreco Optionholder as to the payment to be made by Dreco to the dissenting Dreco Shareholder or Dreco Optionholder, or upon the pronouncement of a Court order, whichever first occurs, the dissenting Dreco Shareholder or Dreco Optionholder will cease to have any rights as a Dreco Shareholder or Dreco Optionholder other than the right to be paid the fair value of the Dreco Common Shares or Dreco Options in the amount agreed to between Dreco and the dissenting Dreco Shareholder or Dreco Optionholder or in the amount of the judgment, as the case may be. Until one of these events occurs, the Dreco Shareholder or Dreco Optionholder may withdraw his dissent, or Dreco may rescind the Arrangement Resolution and in either event, the dissent and appraisal proceedings in respect of that Dreco Shareholder or Dreco Optionholder will be discontinued.

     THE COMBINATION AGREEMENT PROVIDES THAT IT IS A MUTUAL CONDITION TO THE OBLIGATIONS OF DRECO AND NATIONAL-OILWELL TO COMPLETE THE ARRANGEMENT THAT HOLDERS OF NOT MORE THAN 10% OF THE ISSUED AND OUTSTANDING DRECO COMMON SHARES EXERCISE THEIR RIGHT OF DISSENT AS DESCRIBED ABOVE.

                PROPOSED NATIONAL-OILWELL RECAPITALIZATION PLAN

     The proposed Recapitalization Plan, if approved and adopted by National-Oilwell Stockholders, would result in amendments to the National-Oilwell Amended and Restated Certificate of Incorporation which would increase the authorized shares of National-Oilwell Common Stock from 40,000,000 to 75,000,000 and designate a class of stock as Special Voting Stock consisting of one share. Approval by the National-Oilwell Stockholders of the Recapitalization Plan is a condition to the closing of the Transaction, and without such approval, the Combination Agreement cannot be consummated. A copy of the National-Oilwell Amended and Restated Certificate, which includes the amendments described above, is attached hereto as Annex D, and the following discussion is qualified in its entirety by reference to such annex.

     The National-Oilwell Amended and Restated Certificate currently authorizes 40,000,000 shares of National-Oilwell Common Stock and 10,000,000 shares of National-Oilwell Preferred Stock. If the Recapitalization Plan is approved and adopted at the National-Oilwell Meeting, the National-Oilwell Amended and Restated Certificate will authorize (i) 75,000,000 shares of National-Oilwell Common Stock, (ii) one share of Special Voting Stock, and (iii) 10,000,000 shares of National-Oilwell Preferred Stock. The effective date, if any, of the Recapitalization Plan is expected to occur on the date of the closing of the Transaction. See "The Companies After the Transaction -- National-Oilwell Capital Stock."

     The National-Oilwell board of directors has approved the Recapitalization Plan, including the authorization of the Special Voting Stock, in order to establish a mechanism through which the holders of Exchangeable Shares may exercise the voting rights attached to such shares. Although the Exchangeable Shares will be considered shares of Dreco under the laws of Alberta and any relevant federal Canadian law, the Exchangeable Shares are structured to have the same economic and voting rights as the National-Oilwell Common Stock, and at the option of the holder will be exchangeable at any time on a one-for-one basis for National-Oilwell Common Stock. See "The Transaction -- Transaction Mechanics and Description of Exchangeable Shares." The use of Exchangeable Shares is intended to allow shareholders of Dreco to receive the transaction consideration on a "tax-deferred" basis. See "Income Tax Considerations to Dreco Shareholders and Optionholders."

     The board of directors of National-Oilwell believes that the proposed increase in the number of authorized shares of National-Oilwell Common Stock is in the best interests of National-Oilwell. Although National-Oilwell has no present agreement or commitments for the issuance of any of the additional shares that would be authorized, the board of directors believes it is advisable to authorize an adequate number of shares for, among other things, possible issuance in connection with future financing activities and existing or future stock-based employee benefit or other plans, possible future stock splits, the possible acquisition of other companies and properties, and other proper corporate purposes. The additional shares of National-Oilwell Common Stock could be used for any proper corporate purpose without delay or further stockholder approval, except as may be required by applicable law. The voting and ownership rights of National-Oilwell's Stockholders, earnings per share and book value per share may be diluted by any issuances of additional National-Oilwell Common Stock. Stockholders will not have preemptive rights to subscribe for shares of National-Oilwell Common Stock unless National-Oilwell grants such rights at the time of issue. Although the board of directors has no present intention of doing so, it could issue shares of National-Oilwell Common Stock which could, depending on the circumstances, make more difficult or discourage an unfriendly attempt to obtain control of National-Oilwell by means of a merger, tender offer, proxy contest or otherwise. National-Oilwell is not aware of any present effort by any person or entity to obtain control of National-Oilwell.

     THE BOARD OF DIRECTORS OF NATIONAL-OILWELL RECOMMENDS THAT YOU VOTE FOR APPROVAL AND ADOPTION OF THE RECAPITALIZATION PLAN.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Transaction will be passed upon, on behalf of Dreco, by Fulbright & Jaworski L.L.P. (certain United States tax and other matters), Houston, Texas, and Blake, Cassels & Graydon (certain Canadian tax matters), Calgary, Alberta, and, on behalf of National-Oilwell, by Morgan, Lewis & Bockius LLP (validity of National-Oilwell shares to be issued and general corporate matters), Philadelphia, Pennsylvania and Stikeman, Elliott (the legality of certain National-Oilwell obligations arising under the Support Agreement and the Voting and Exchange Trust Agreement resulting from the Transaction), Toronto, Ontario.

                                    EXPERTS

     The consolidated financial statements of National-Oilwell at December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996 appearing in this Joint Proxy Statement/Prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Dreco at August 31, 1996 and 1995, and for each of the three years in the period ended August 31, 1996 incorporated by reference in this Joint Proxy Statement/Prospectus have been audited by Coopers & Lybrand, chartered accountants, as set forth in their reports thereon incorporated herein, and are incorporated in reliance upon the authority of said firm as experts in accounting and auditing. See "Incorporation of Certain Documents by Reference."

By Order of the Board of Directors of National-Oilwell, Inc.

Paul M. Nation
Vice President, General Counsel and Secretary

August 21, 1997


APPROVAL OF JOINT PROXY STATEMENT/PROSPECTUS BY DRECO ENERGY SERVICES LTD. BOARD OF DIRECTORS

     The contents of this Joint Management Information Circular and Proxy Statement/Prospectus and the sending thereof to the Dreco Shareholders and Dreco Optionholders have been approved by the Dreco board of directors. Insofar as it relates to Dreco, the foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.


Robert L. Phillips                             James E. Devaney
President and Chief Executive Officer          Vice-President Finance, Chief Financial
                                               Officer and Treasurer
August 21, 1997
Edmonton, Alberta

          INDEX TO NATIONAL-OILWELL CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Auditors..............................  F-2
Consolidated Balance Sheets as of June 30, 1997, December
  31, 1996 and 1995.........................................  F-3
Consolidated Statements of Operations for the Six Months
  Ended June 30, 1997 and June 30, 1996 and for the Three
  Years in the Period Ended December 31, 1996...............  F-4
Consolidated Statements of Cash Flows for the Six Months
  Ended June 30, 1997 and June 30, 1996 and for the Three
  Years in the Period Ended December 31, 1996...............  F-5
Consolidated Statements of Owners' Equity for the Six Months
  Ended June 30, 1997 and for the Three Years in the Period
  Ended December 31, 1996...................................  F-6
Notes to Consolidated Financial Statements..................  F-7

                         REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors
National-Oilwell, Inc.

     We have audited the accompanying consolidated balance sheets of National-Oilwell, Inc. (as defined in Note 1) as of December 31, 1996 and 1995, and the related consolidated statements of operations, owners' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of National-Oilwell, Inc. (as defined in Note 1) at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                            ERNST & YOUNG LLP

Houston, Texas
July 25, 1997

                             NATIONAL-OILWELL, INC.

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                       =

                                                   Successor             Predecessor
                                          ---------------------------    ------------
                                           June 30,      December 31,    December 31,
                                             1997            1996            1995
                 ASSETS                   -----------    ------------    ------------
                                          (UNAUDITED)
Current assets:
  Cash and cash equivalents.............   $  5,700        $  4,315        $ 65,452
  Receivables, less allowance of $2,463,
     $2,760 and $4,015..................    112,235         102,858          74,986
  Inventories...........................    135,437         115,479         120,686
  Deferred taxes........................      3,255           4,028              --
  Prepaid and other current assets......      3,746           6,710           4,543
                                           --------        --------        --------
          Total current assets..........    260,373         233,390         265,667
Property, plant and equipment, net......     28,041          18,680          18,877
Deferred taxes..........................      8,159           6,847           1,450
Goodwill................................     12,916           6,327              --
Deferred financing costs................      1,045           1,166           1,089
Other assets............................        194             333           1,495
                                           --------        --------        --------
                                           $310,728        $266,743        $288,578
                                           ========        ========        ========

     LIABILITIES AND OWNERS' EQUITY

Current liabilities:
  Accounts payable......................   $ 70,903        $ 77,935        $ 66,665
  Customer prepayments..................     14,309           5,126           7,500
  Accrued compensation..................      5,827           7,839           3,071
  Other accrued liabilities.............     21,346          12,420          11,066
                                           --------        --------        --------
          Total current liabilities.....    112,385         103,320          88,302
Long-term debt..........................     55,625          36,392           9,128
Insurance reserves......................      6,352           6,599           6,201
Other liabilities.......................     10,135          11,352           6,935
                                           --------        --------        --------
                                            184,497         157,663         110,566
Commitments and contingencies
Owners' equity:
  Common stock -- par value $.01;
     17,857,698 and 18,161,175 shares
     issued and outstanding at December
     31, 1996 and June 30, 1997,
     respectively.......................        182             179              --
  Additional paid-in capital............    107,609         107,497              --
  Partners' capital.....................         --              --         185,506
  Cumulative translation adjustment.....        669           1,159          (7,494)
  Retained earnings.....................     17,771             245              --
                                           --------        --------        --------
                                            126,231         109,080         178,012
                                           --------        --------        --------
                                           $310,728        $266,743        $288,578
                                           ========        ========        ========

        The accompanying notes are an integral part of these statements.

                             NATIONAL-OILWELL, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                    SUCCESSOR                  PREDECESSOR
                                          ------------------------------   -------------------
                                           SIX MONTHS ENDED
                                               JUNE 30,            YEAR ENDED DECEMBER 31,
                                          -------------------   ------------------------------
                                            1997       1996       1996       1995       1994
                                          --------   --------   --------   --------   --------
                                              (UNAUDITED)
Revenues................................  $374,020   $294,643   $648,621   $545,803   $562,053
Cost of revenues........................   315,486    254,556    557,354    474,791    482,423
                                          --------   --------   --------   --------   --------
Gross profit............................    58,584     40,087     91,267     71,012     79,630
Selling, general and administrative.....    33,028     26,681     56,559     57,231     64,422
Special charges (income)................        --         --     16,611     (8,458)   (13,916)
                                          --------   --------   --------   --------   --------
Operating income........................    25,556     13,406     18,097     22,239     29,124
Interest and financial costs............    (2,640)    (6,738)   (12,095)    (2,358)    (5,777)
Interest income.........................       119        320        440      1,097      1,046
Other income (expense)..................       171       (321)       352     (1,401)       528
                                          --------   --------   --------   --------   --------
Income before income taxes and
  extraordinary loss....................    23,206      6,667      6,794     19,577     24,921
Provision for income taxes..............     8,820      2,667      2,549      1,937      1,041
                                          --------   --------   --------   --------   --------
Income before extraordinary loss........    14,386      4,000      4,245     17,640     23,880
Extraordinary loss net of income tax
  benefit of $2,400.....................        --         --     (4,000)        --         --
                                          --------   --------   --------   --------   --------
Net income..............................  $ 14,386   $  4,000   $    245   $ 17,640   $ 23,880
                                          ========   ========   ========   ========   ========
Weighted average shares outstanding.....    18,334     13,590     14,357
                                          ========   ========   ========
Income per share:
  Before extraordinary loss.............  $   0.78   $   0.29   $   0.18
  Extraordinary loss....................        --         --      (0.16)
                                          --------   --------   --------
  Net income............................  $   0.78   $   0.29   $   0.02
                                          ========   ========   ========

        The accompanying notes are an integral part of these statements.

                             NATIONAL-OILWELL, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                    SUCCESSOR                  PREDECESSOR
                                                          ------------------------------   -------------------
                                                           SIX MONTHS ENDED
                                                               JUNE 30,            YEAR ENDED DECEMBER 31,
                                                          ------------------   -------------------------------
                                                           1997       1996       1996       1995       1994
                                                          -------   --------   ---------   -------   ---------
                                                             (UNAUDITED)
Cash flow from operating activities:
  Net income............................................  $14,386   $  4,000   $     245   $17,640   $  23,880
  Adjustments to reconcile net income to net cash
     provided (used) by operating activities:
     Depreciation and amortization......................    2,076      1,903       3,591     3,595       6,027
     Provision for losses on receivables................      180        304         405     2,855         545
     Provision for deferred income taxes................     (993)       705      (2,411)      509         909
     Gain on sale of assets.............................      (98)      (192)       (490)     (662)       (910)
     Foreign currency transaction (gain) loss...........      252        (57)       (157)    1,170          54
     Special charges (income)...........................       --         --      16,611    (8,458)    (13,916)
     Extraordinary loss.................................       --         --       6,400        --          --
  Changes in assets and liabilities, net of Acquisition:
     Decrease (increase) in receivables.................   (5,657)    (8,795)    (25,146)   24,583         491
     Decrease (increase) in inventories.................  (11,547)    (5,804)        628     2,205      12,483
     Decrease (increase) in prepaids and other current
       assets...........................................    2,985     (1,046)       (677)   (4,730)      4,287
     Increase (decrease) in accounts payable............  (10,146)       582      10,927     6,959       7,614
     Increase (decrease) in other assets/liabilities,
       net..............................................   11,451     (2,152)    (11,210)   (3,996)     (3,913)
                                                          -------   --------   ---------   -------   ---------
          Net cash provided (used) by operating
            activities..................................    2,889    (10,552)     (1,284)   41,670      37,551
                                                          -------   --------   ---------   -------   ---------
Cash flow from investing activities:
  Purchases of property, plant and equipment............   (1,684)      (849)     (3,136)   (4,764)     (3,604)
  Proceeds from sale of assets..........................      157        272         573     6,865       1,731
  Proceeds from disposition of businesses...............       --         --          --     6,944      69,821
  Acquisition of business, net of cash acquired.........  (19,000)        --          --        --          --
  Acquisition of predecessor company, net of cash
     acquired...........................................       --   (106,248)   (106,248)       --          --
  Other.................................................       --       (350)       (350)     (218)        251
                                                          -------   --------   ---------   -------   ---------
          Net cash provided (used) by investing
            activities..................................  (20,527)  (107,175)   (109,161)    8,827      68,199
                                                          -------   --------   ---------   -------   ---------
Cash flow from financing activities:
  Proceeds from revolving lines of credit, net..........   19,109         --          --        --          --
  Borrowings (payments) on long-term debt...............       --    (11,318)    (96,114)    9,128     (69,842)
  Proceeds from issuance of common stock................       --     30,179     107,676        --          --
  Acquisition debt proceeds.............................       --    103,378     103,378        --          --
  Principal payments under capital lease obligations....       --         --          --        --        (911)
  Cash distribution to partners.........................       --         --          --    (1,918)    (31,000)
                                                          -------   --------   ---------   -------   ---------
          Net cash provided (used) by financing
            activities..................................   19,109    122,239     114,940     7,210    (101,753)
                                                          -------   --------   ---------   -------   ---------
Effect of exchange rate losses on cash..................      (86)        --        (180)   (1,673)       (595)
                                                          -------   --------   ---------   -------   ---------
Increase in cash and equivalents........................    1,385      4,512       4,315    56,034       3,402
Cash and cash equivalents, beginning of period..........    4,315         --          --     9,418       6,016
                                                          -------   --------   ---------   -------   ---------
Cash and cash equivalents, end of period................  $ 5,700   $  4,512   $   4,315   $65,452   $   9,418
                                                          =======   ========   =========   =======   =========

        The accompanying notes are an integral part of these statements.

                             NATIONAL-OILWELL, INC.

                   CONSOLIDATED STATEMENTS OF OWNERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                               ADDITIONAL               CUMULATIVE
                                      COMMON    PAID-IN     PARTNERS'   TRANSLATION   RETAINED
                                      STOCK     CAPITAL      CAPITAL    ADJUSTMENT    EARNINGS     TOTAL
                                      ------   ----------   ---------   -----------   --------   ---------
Predecessor:
  BALANCE AT DECEMBER 31, 1993......                        $ 176,904    $ (6,228)               $ 170,676
     Net income.....................                           23,880                               23,880
     Translation adjustment.........                                       (1,668)                  (1,668)
     Distribution...................                          (31,000)                             (31,000)
                                                            ---------    --------                ---------
  BALANCE AT DECEMBER 31, 1994......                          169,784      (7,896)                 161,888
     Net income.....................                           17,640                               17,640
     Translation adjustment.........                                          402                      402
     Distribution...................                           (1,918)                              (1,918)
                                                            ---------    --------                ---------
  BALANCE AT DECEMBER 31, 1995......                          185,506      (7,494)                 178,012
Successor:
     Issuance of 17,857,698
       shares.......................   $179     $107,497                                           107,676
     Elimination of partners'
       interests....................                         (185,506)      7,494                 (178,012)
     Net income.....................                                                  $   245          245
     Translation adjustment.........                                        1,159                    1,159
                                       ----     --------    ---------    --------     -------    ---------
  BALANCE AT DECEMBER 31, 1996......    179      107,497           --       1,159         245      109,080
     Issuance of 416,430 shares.....      4                                             3,140        3,144
     Forfeiture of 112,953 shares of
       stock........................     (1)           1                                                --
     Income tax benefit related to
       stock plans..................                 111                                               111
     Net income.....................                                                   14,386       14,386
     Translation adjustment.........                                         (490)         --         (490)
                                       ----     --------    ---------    --------     -------    ---------
  BALANCE AT JUNE 30, 1997
     (Unaudited)....................   $182     $107,609    $      --    $    669     $17,771    $ 126,231
                                       ====     ========    =========    ========     =======    =========

        The accompanying notes are an integral part of these statements.

                             NATIONAL-OILWELL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BASIS OF PRESENTATION

     National-Oilwell, Inc. was formed to acquire National-Oilwell, a general partnership between National Supply Company, Inc., a subsidiary of Armco Inc., and Oilwell, Inc., a subsidiary of USX Corporation, and subsidiaries, (the "Partnership"). The consolidated financial information of the Partnership, as predecessor, has been included with the consolidated financial information of National-Oilwell, Inc. and subsidiaries for purposes of comparability. References herein to National-Oilwell, Inc. (the "Company") refer to the Partnership for periods prior to January 1, 1996 and to National-Oilwell, Inc. and subsidiaries for subsequent periods. Effective as of January 1, 1996, National Oilwell, Inc. acquired the Partnership (the "Acquisition") for a purchase price of $180 million, which approximated book value. The transaction was accounted for under the purchase method of accounting and accordingly all assets and liabilities of the Partnership were recorded at their fair values resulting in only minimal basis adjustments. The purchase price and related expenses were financed by new equity, existing cash, a new credit facility consisting of a revolving credit line totaling $120 million and term debt of $30 million, a $5 million subordinated note and seller notes of $20 million. Approximately $67 million of the revolving credit line was utilized to consummate the transaction. A summary of the transaction is as follows (in thousands):

Fair value of assets acquired, other than cash............  $242,268
Cash paid to acquire Partnership..........................   106,248
Purchase price financed by seller notes...................    20,000
                                                            --------
          Liabilities assumed.............................  $116,020
                                                            ========

     On October 29, 1996, the Company sold 4.6 million shares of its common stock through an initial public offering (the "IPO"). Net proceeds of approximately $72 million were used to repay debt incurred in connection with the Acquisition, including the outstanding balance of approximately $24 million in term loans under the existing credit facility, the $5 million subordinated note and $43 million of the revolving credit facility.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Accounting measurements at interim dates inherently involve greater reliance on estimates than at year end. Actual results could differ from those estimates.

     In the opinion of management, the unaudited consolidated financial statements include all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of the financial position as of June 30, 1997, and the results of operations and cash flows for each of the six-month periods ended June 30, 1997 and 1996. Although management believes the disclosures in these financial statements are adequate to make the information presented not misleading, certain information and footnote disclosures normally included in annual audited financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. The results of operations and the cash flows for the six-month period ended June 30, 1997 are not necessarily indicative of the results to be expected for the full year.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

                             NATIONAL-OILWELL, INC.

  Fair Value of Financial Instruments

     The Company's financial instruments consist primarily of cash and cash equivalents, receivables, payables and debt instruments. Cash equivalents include only those investments having a maturity of three months or less at the time of purchase. The carrying values of these financial instruments approximate their respective fair values.

  Inventories

     Inventories consist of oilfield products and oil country tubular goods, manufactured equipment and spare parts for manufactured equipment. Inventories are stated at the lower of cost or market using the first-in, first-out or average cost methods.

  Property, Plant and Equipment

     Property, plant and equipment are recorded at cost. Expenditures for major improvements which extend the lives of property and equipment are capitalized while minor replacements, maintenance and repairs are charged to operations as incurred. Disposals are removed at cost less accumulated depreciation with any resulting gain or loss reflected in operations. Depreciation is provided using the straight-line method over the estimated useful lives of individual items.

  Intangible Assets

     Deferred financing costs are amortized on a straight-line basis over the five-year life of the related debt security and accumulated amortization was $40,000 at December 31, 1996. Goodwill is amortized on a straight-line basis over its estimated life of 40 years. Accumulated amortization was $162,000 at December 31, 1996.

  Foreign Currency

     The functional currency for the Company's Canadian, United Kingdom and Australian subsidiaries is the local currency. The cumulative effects of translating the balance sheet accounts from the functional currency into the U.S. dollar at current exchange rates are included in cumulative foreign currency translation adjustments. The U.S. dollar is used as the functional currency for the Singapore and Venezuelan subsidiaries. For all operations, gains or losses from remeasuring foreign currency transactions into the functional currency are included in income.

  Revenue Recognition

     Revenue from the sale of products is recognized upon passage of title to the customer.

  Income Taxes

     The Company provides for income taxes under the liability method pursuant to Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax reporting basis of assets and liabilities.

  Concentration of Credit Risk

     The Company grants credit to its customers which operate primarily in the oil and gas industry. The Company performs periodic credit evaluations of its customers' financial condition and generally does not

                             NATIONAL-OILWELL, INC.

require collateral. Receivables are generally due within 30 days. The Company maintains reserves for potential losses and such losses have historically been within management's expectations.

  Long-Lived Assets

     Effective January 1, 1996, SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," was adopted which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and estimated future undiscounted cash flows indicate the carrying value of those assets may not be recoverable. The adoption did not have a material effect on the financial statements.

  Stock-Based Compensation

     Effective January 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," and elected to continue to use the intrinsic value method in accounting for its stock-based employee compensation plans.

  Net Income Per Share

     Average shares outstanding is the weighted average of issued shares of common stock outstanding for the entire year, 340,926 shares of common stock deemed to be outstanding for the entire year pursuant to the Value Appreciation Plans discussed in Note 8 and 4.6 million common shares issued on October 29, 1996 in connection with the initial public offering. Earnings per share for periods prior to 1996 are not relevant due to the Partnership status.

3. INVENTORIES

     Inventories consist of (in thousands):

                                                       JUNE 30,         DECEMBER 31,
                                                      -----------    -------------------
                                                         1997          1996       1995
                                                      -----------    --------   --------
                                                      (UNAUDITED)
Raw materials and supplies..........................   $ 11,053      $  9,510   $ 11,528
Work in process.....................................     11,665         6,141      4,842
Finished goods and purchased products...............    112,719        99,828    104,316
                                                       --------      --------   --------
                                                       $135,437      $115,479   $120,686
                                                       ========      ========   ========

     Foreign inventories represent approximately 20% of total inventories.

4. STATEMENTS OF CASH FLOWS

     The following information is provided to supplement the Statements of Cash Flows (in thousands):

                                               JUNE 30,             DECEMBER 31,
                                            ---------------   ------------------------
                                             1997     1996     1996     1995     1994
                                            ------   ------   ------   ------   ------
                                              (UNAUDITED)
Cash paid during the period for:
  Interest and financial costs............  $1,059   $4,251   $8,673   $1,548   $3,774
  Income taxes............................   5,150    1,509    3,300      332      557

                             NATIONAL-OILWELL, INC.

5. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consist of (in thousands):

                                                                           DECEMBER 31,
                                            ESTIMATED      JUNE 30,     ------------------
                                           USEFUL LIVES      1997        1996       1995
                                           ------------   -----------   -------   --------
                                                          (UNAUDITED)
Land and improvements....................   2-20 Years      $ 2,971     $ 2,057   $  2,509
Buildings................................   5-31 Years        8,394       5,587     10,404
Machinery and equipment..................   5-12 Years       12,949       7,761     31,139
Computer and office equipment............   3-10 Years       10,980       6,866     19,079
                                                            -------     -------   --------
                                                             35,294      22,271     63,131
  Less accumulated depreciation..........                    (7,253)     (3,591)   (44,254)
                                                            -------     -------   --------
                                                            $28,041     $18,680   $ 18,877
                                                            =======     =======   ========

6. LONG-TERM DEBT

     Long-term debt consists of (in thousands):

                                                                        DECEMBER 31,
                                                         JUNE 30,     -----------------
                                                           1997        1996      1995
                                                        -----------   -------   -------
                                                        (UNAUDITED)
Revolving credit facilities...........................    $33,825     $16,392   $ 9,128
Seller notes..........................................     21,800      20,000        --
                                                          -------     -------   -------
                                                          $55,625     $36,392   $ 9,128
                                                          =======     =======   =======

  Credit Agreement

     The Company entered into a new five-year Senior Secured Revolving Credit Facility (the "Credit Facility") effective as of the closing of the IPO. The Credit Facility provides for a $120 million revolving loan, of which $25 million may be used for letters of credit. Outstanding letters of credit at December 31, 1996 totaled $12 million. The Credit Facility is subject to a borrowing base limitation of various percentages of eligible inventory, accounts receivable and the book value of certain fixed assets. The Credit Facility is secured by substantially all of the Company's assets and contains certain financial covenants and ratios as well as a limitation on dividends. The interest rate on the Credit Facility is prime plus .75% or LIBOR plus 2.00% (9.00% and 7.53% at December 31, 1996). A commitment fee of 0.375% is charged on the unused portion. Borrowing availability was approximately $86 million at December 31, 1996.

  Seller Notes

     The Company owes $10 million to each of the two sellers in connection with the Acquisition. The notes are subordinate to other existing debt and bear interest at the rate of 9%. At its option, the Company may defer payment of interest due prior to January 16, 2003. On January 16, 1997, the Company elected to defer payment of $1.8 million in interest expense recorded in 1996. One-half of the sum of the principal and any deferred interest is payable on January 16, 2004, and the balance is payable on January 16, 2005. The notes are subject to full or partial prepayment in certain events, including the sale of significant assets by the Company or the subsequent sale of Company stock by stockholders who acquired their interests at the time of the Acquisition. There are no scheduled maturities of long-term debt prior to the $16,392,000 payable in October 2001.

                             NATIONAL-OILWELL, INC.

7. PENSION PLANS

     The Company and its consolidated subsidiaries have several pension plans covering substantially all of its employees. Defined-contribution pension plans cover most of the U.S. and Canadian employees and are based on years of service and a percentage of current earnings. For the years ended December 31, 1996, 1995 and 1994, pension expense for defined-contribution plans was $1.6 million, $1.5 million and $1.9 million, respectively, and the funding is current.

     The Company's subsidiary in the United Kingdom has a defined-benefit pension plan whose participants are primarily retired and terminated employees who are no longer accruing benefits. The pension plan assets are invested primarily in equity securities, United Kingdom government securities, overseas bonds and cash deposits. The plan assets at fair market value were $36.8 million at December 31, 1996 and $32.1 million at December 31, 1995. The projected benefit obligation was $25.8 million at December 31, 1996 and $23.1 million at December 31, 1995. Net periodic pension cost or benefit has been insignificant during the last three years.

8. COMMITMENTS AND CONTINGENCIES

     The Company leases land, buildings and storage facilities, vehicles and data processing equipment under operating leases extending through various dates up to the year 2004. Rent expense for years ended December 31, 1996, 1995 and 1994 was $9.3 million, $9.7 million and $8.7 million, respectively. The Company's minimum rental commitments for operating leases at December 31, 1996 were as follows: 1997 -- $4.9 million; 1998 -- $3.9 million; 1999 -- $1.8 million; 2000 -- $1.2 million; 2001 -- $1.1 million; thereafter -- $6.4 million.

     The Company is involved in various claims, regulatory agency audits and pending or threatened legal actions involving a variety of matters. The total liability on these matters at December 31, 1996 cannot be determined; however, in the opinion of management, any ultimate liability, to the extent not otherwise provided for, should not materially affect the financial position, liquidity or results of operations of the Company.

     The Company's business is affected both directly and indirectly by governmental laws and regulations relating to the oilfield service industry in general, as well as by environmental and safety regulations that specifically apply to the Company's business. Laws and regulations protecting the environment have generally become more expansive and stringent in recent years and the Company believes the trend will continue. Although the Company has not incurred material costs in connection with its compliance with such laws, there can be no assurance that other developments, such as stricter environmental laws, regulations and enforcement policies thereunder, could not result in additional, presently unquantifiable, costs or liabilities to the Company.

9. COMMON STOCK

     The Company has authorized 40 million shares, $.01 par value, common stock. The Company has also authorized 10 million shares of $.01 par value preferred stock, none of which is issued or outstanding.

     Pursuant to the Company's Stock Award and Long-Term Incentive Plan, 941,303 shares of restricted common stock were purchased by executive officers. These shares are subject to restriction on transferability and are not entitled to participate in dividends or distributions. Restrictions lapse annually regarding 20% of these shares beginning on January 17, 1997 or in their entirety upon the occurrence of (i) a merger or consolidation of the Company into another company,
(ii) a sale of all or substantially all the assets of the Company, or (iii) a sale of all the common stock of the Company. Restrictions also lapse in their entirety upon a participant's disability, death or involuntary termination of employment without cause. On August 28, 1996, the Company's board of directors approved, subject to stockholder approval, the amendment and

                             NATIONAL-OILWELL, INC.

restatement of the plan to authorize the issuance of up to 1,000,000 additional shares of common stock pursuant to awards made thereunder, all of which remained available for issuance as of December 31, 1996.

     In January 1996, the Company established Value Appreciation Plans (the "Plans") intended to reward participants for enhancing the value of the Company's common stock. The IPO represented a triggering event under these Plans. Based upon the offering price of $17.00, the Plans resulted in a one-time charge before taxes of $12.2 million ($7.6 million after tax). The Company paid $2.9 million of this amount in cash at the time of the IPO, $3.5 million in cash will be paid in five annual installments beginning January 17, 1997 and 340,926 shares of common stock will be issued. One-half of the shares of common stock will be issued one year after the IPO and the remaining one-half on January 17, 1999, subject to earlier issuance to terminated employees in certain circumstances.

     On March 21, 1997, options to purchase 142,097 shares of the Company's common stock were granted to 54 employees of the Company, and options to purchase another 12,000 shares of the Company's common stock were granted to six non-employee directors, all at the exercise price of $31.875 per share, the Company's closing price on the New York Stock Exchange on the date of grant. Each of the options vest in equal installments over a three year period. At the Company's annual meeting on May 14, 1997, the Stockholders approved the amended and restated option plan.

     On May 12, 1997, an executive officer of the Company resigned and 112,953 shares of restricted stock were repurchased by the Company pursuant to the restricted stock agreement granted under the Company's Stock Award and Long-Term Incentive Plan. In accordance with the plan, these forfeited shares may be reawarded in the future.

10. INCOME TAXES

     Prior to 1996, the Company was a partnership for U.S. federal tax purposes and provided for foreign taxes but did not provide for U.S. federal or state taxes on its income.

     The domestic and foreign components of income before income taxes and extraordinary loss were as follows (in thousands):

                                            JUNE 30,
                                        ----------------
                                         1997      1996     1996      1995      1994
                                        -------   ------   -------   -------   -------
                                          (UNAUDITED)
Domestic.............................   $17,524   $4,702   $(1,530)  $14,194   $22,840
Foreign..............................     5,682    1,965     8,324     5,383     2,081
                                        -------   ------   -------   -------   -------
                                        $23,206   $6,667   $ 6,794   $19,577   $24,921
                                        =======   ======   =======   =======   =======

                             NATIONAL-OILWELL, INC.

     The components of the provision for income taxes before extraordinary loss consisted of (in thousands):

                                              JUNE 30,
                                           ---------------
                                            1997     1996     1996      1995     1994
                                           ------   ------   -------   ------   ------
                                             (UNAUDITED)
Current:
  Federal...............................   $7,109   $1,090   $ 3,841   $   --   $   --
  State.................................      594       99       307       --       --
  Foreign...............................    1,656      773       812    1,428      132
                                           ------   ------   -------   ------   ------
                                            9,359    1,962     4,960    1,428      132
                                           ------   ------   -------   ------   ------
Deferred:
  Federal...............................     (942)     507    (3,898)      --       --
  State.................................     (208)     112      (864)      --       --
  Foreign...............................      611       86     2,351      509      909
                                           ------   ------   -------   ------   ------
                                             (539)     705    (2,411)     509      909
                                           ------   ------   -------   ------   ------
                                           $8,820   $2,667   $ 2,549   $1,937   $1,041
                                           ======   ======   =======   ======   ======

     Additionally, in 1996, the Company recorded a current tax benefit of $2.4 million related to the extraordinary loss of $6.4 million.

     The difference between the effective tax rate reflected in the provision for income taxes and the U.S. federal statutory rate was as follows (in thousands):

                                             JUNE 30,
                                          ---------------
                                           1997     1996     1996     1995      1994
                                          ------   ------   ------   -------   -------
                                            (UNAUDITED)
Federal income tax at statutory rate...   $8,122   $2,333   $2,378   $ 6,852   $ 8,722
Foreign income tax rate differential...      262       26       90       184       368
Untaxed U.S. partnership income........       --       --       --    (4,968)   (7,994)
Nondeductible expenses.................      494      341      321       398       293
Unutilized foreign operating loss......       --       --       --     1,037       278
Change in deferred tax valuation
  allowance............................       --       --     (462)   (1,577)     (809)
Other..................................      (58)     (33)     222        11       183
                                          ------   ------   ------   -------   -------
                                          $8,820   $2,667   $2,549   $ 1,937   $ 1,041
                                          ======   ======   ======   =======   =======

                             NATIONAL-OILWELL, INC.

     Significant components of the Company's deferred tax assets and liabilities were as follows (in thousands):

                                                                 DECEMBER 31,
                                         JUNE 30,      --------------------------------
                                           1997          1996        1995        1994
                                        -----------    --------    --------    --------
                                        (UNAUDITED)
Deferred tax assets:
  Book over tax depreciation..........   $    287      $    232    $  1,153    $  1,729
  Compensation liabilities............      4,653         4,945          --          --
  Insurance reserves..................      4,625         4,626          --          --
  Other accrued liabilities...........      4,164         3,305       1,205       2,887
  Net operating loss carryforwards....      7,615         7,615       6,780       7,268
  Other...............................      4,726         4,454       1,070         508
                                         --------      --------    --------    --------
                                           26,070        25,177      10,208      12,392
  Valuation allowance for deferred tax
     assets...........................    (12,815)      (12,815)     (8,310)     (9,887)
                                         --------      --------    --------    --------
                                           13,255        12,362       1,898       2,505
                                         --------      --------    --------    --------
Deferred tax liabilities:
  Tax over book depreciation..........      1,142         1,376         448         346
  Other...............................        699           111          --         200
                                         --------      --------    --------    --------
                                            1,841         1,487         448         546
                                         --------      --------    --------    --------
          Net deferred tax assets.....   $ 11,414      $ 10,875    $  1,450    $  1,959
                                         ========      ========    ========    ========

     In connection with the Acquisition, the Company adjusted its deferred tax assets and liabilities as of January 1, 1996 resulting in an increase to deferred tax assets of $13.7 million and related valuation allowance of $5.0 million. The increase in the valuation allowance at January 1, 1996 was related to the Company's estimate of restated deferred tax assets that may not be realized. Any future decrease in the valuation allowance recorded at January 1, 1996 will reduce goodwill. The deferred tax valuation allowance, after considering the effect of the above increase, decreased $462,000 and $1.6 million for the periods ending December 31, 1996 and December 31, 1995, respectively. The decrease in the valuation allowance in 1995 is related to the realization of foreign net operating losses that were previously deferred. The Company's deferred tax assets are expected to be realized principally through future earnings.

     Undistributed earnings of the Company's foreign subsidiaries amounted to $14.3 million and $9.1 million at December 31, 1996 and December 31, 1995, respectively. Those earnings are considered to be permanently reinvested and, accordingly, no provision for U.S. federal and state income taxes has been made. Distribution of these earnings in the form of dividends or otherwise would result in both U.S. federal taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable in various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable; however, unrecognized foreign tax credit carryforwards would be available to reduce some portion of the U.S. liability. Withholding taxes of approximately $1.4 million would be payable upon remittance of all previously unremitted earnings at December 31, 1996.

11. SPECIAL CHARGES (INCOME) AND EXTRAORDINARY LOSS

     Special charges (income) consist of the following (in thousands):

                                                        1996       1995        1994
                                                       -------    -------    --------
IPO related expenses.................................  $16,611    $    --    $     --
Sale of product lines and assets.....................       --     (8,458)    (15,648)
Employee terminations and other costs................       --         --       1,732
                                                       -------    -------    --------
          Total......................................  $16,611    $(8,458)   $(13,916)
                                                       =======    =======    ========

                             NATIONAL-OILWELL, INC.

     IPO Related Expenses. In connection with the IPO, the Company incurred certain one-time expenses. The Management Services Agreement was terminated at a cost of $4.4 million ($2.8 million after tax). The Company's Value Appreciation Plans were triggered, resulting in awards to certain executives and key employees totaling $12.2 million ($7.6 million after tax) as discussed in Note
8. Also in connection with the IPO, the existing credit facility was replaced, resulting in the write-off of $6.4 million ($4.0 million after tax) of deferred financing costs related to the existing agreement which has been reflected in the accompanying statement of operations as an extraordinary loss.

     Sale of Product Lines and Assets. During the second quarter of 1995 the Company completed the sale of the Wilson-Snyder centrifugal pump and switch valve product line. Proceeds of approximately $6.9 million from that sale resulted in a gain of $5.5 million. In addition, the Company recorded a net gain of approximately $3.0 million related to the final closure of a facility in the United Kingdom and the sale of related property and equipment.

     During 1994, the Company completed the sales of certain production equipment product lines not considered part of its core businesses resulting in a gain of $15.6 million. Proceeds received in 1994 totaled $41.0 million and were used to reduce debt.

     Employee Terminations and Other Costs. In conjunction with the announced shutdown of a manufacturing facility in the United Kingdom, the Company expensed approximately $3.2 million in 1994 relating to employee termination benefits. These benefits were paid in the fourth quarter of 1994 and in 1995. The consolidation of the Company's Houston, Texas manufacturing operations resulted in lease termination and other costs of $600,000 which were paid in 1994. The company also reversed $2.1 million in excess accruals made in prior years for potential demolition and environment cleanup regarding a sold manufacturing facility.

12. RELATED PARTY TRANSACTIONS

     In connection with the Acquisition, the Company entered into a five-year Management Services Agreement with the Company's largest stockholder, Inverness/Phoenix LLC, whereby the Company would pay $1 million per year for senior management assistance and other services as agreed. The agreement also provided that the Inverness/Phoenix LLC received 1% of the aggregate transaction value in connection with each acquisition or disposition completed during the five-year period and that First Reserve Corporation, the Company's second largest stockholder, receive certain fees in connection with specific acquisitions. In connection with the IPO, this agreement was terminated pursuant to a Deferred Fee Agreement and is payable in quarterly installments of $250,000 through March 31, 2001, subject to acceleration if an acquisition transaction occurs and payment does not effect the seller notes. Cash payments aggregating $330,000 will be made to Inverness/Phoenix LLC and First Reserve Corporation due to the acquisitions completed on April 25, 1997 and May 15, 1997. An additional payment of $945,000 will be made if the acquisition of Dreco is completed and no additional accelerated payments will occur in the future. Quarterly payments of $250,000 will continue to be made through December 31, 1999.

     The Company paid transaction fees of $1.8 million to the Inverness Group, Inc. and $1.2 million to First Reserve Corporation in connection with the Acquisition. Fees of $4.7 million were also paid to General Electric Capital Corporation in connection with the provision of the Credit Agreements entered into in connection with the Acquisition.

13. BUSINESS SEGMENTS AND GEOGRAPHIC AREAS

     The Company's operations consist of the Products and Technology segment and the Distribution Services segment. The Products and Technology segment designs and manufactures a variety of oilfield equipment for use in oil and gas drilling, completion and production activities. The Distribution Services segment distributes an extensive line of oilfield supplies, oilfield equipment and tubular products. The Disposed Businesses

                             NATIONAL-OILWELL, INC.

information includes the results of operations disposed of in prior years. Intersegment sales and transfers are accounted for at commercial prices.

     No single customer accounted for 10% or more of consolidated revenues during the year ended December 31, 1996 and December 31, 1994. For the year ended December 31, 1995, one major oil company accounted for 12.5% of consolidated revenues.

     Summarized financial information is as follows (in thousands):

  Business Segments

                                          PRODUCTS AND    DISTRIBUTION                                 DISPOSED
                                          TECHNOLOGY(1)     SERVICES     CORPORATE(2)   ELIMINATION   BUSINESS(3)    TOTAL
                                          -------------   ------------   ------------   -----------   -----------   --------
1996
Revenues from:
  Unaffiliated customers................    $129,936        $518,685       $     --      $     --       $    --     $648,621
  Intersegment sales....................      51,732              --             --       (51,732)           --           --
                                            --------        --------       --------      --------       -------     --------
          Total revenues................     181,668         518,685             --       (51,732)           --      648,621
                                            --------        --------       --------      --------       -------     --------
Operating income (loss).................      21,283          17,483        (20,669)           --            --       18,097
Capital expenditures....................       2,055           1,050             31            --            --        3,136
Depreciation and amortization...........       1,886           1,650             55            --            --        3,591
Identifiable assets.....................      91,168         154,985         23,378        (2,788)           --      266,743

1995
Revenues from:
  Unaffiliated customers................    $113,511        $432,292       $     --      $     --       $    --     $545,803
  Intersegment sales....................      33,006              --             --       (33,006)           --           --
                                            --------        --------       --------      --------       -------     --------
          Total revenues................     146,517         432,292             --       (33,006)           --      545,803
                                            --------        --------       --------      --------       -------     --------
Operating income (loss).................      10,443           9,435         (2,866)           --         5,227       22,239
Capital expenditures....................       3,540           1,157             67            --            --        4,764
Depreciation and amortization...........       1,899           1,662             34            --            --        3,595
Identifiable assets.....................      93,287         128,321         69,761        (2,791)           --      288,578
1994
Revenues from:
  Unaffiliated customers................    $127,854        $415,722       $     --      $     --       $18,477     $562,053
  Intersegment sales....................      60,041              --             --       (60,041)           --           --
                                            --------        --------       --------      --------       -------     --------
          Total revenues................     187,895         415,722             --       (60,041)       18,477      562,053
                                            --------        --------       --------      --------       -------     --------
Operating income (loss).................       5,314           9,036         (2,898)           --        17,672       29,124
Capital expenditures....................       1,690           1,832             44            --            38        3,604
Depreciation and amortization...........       1,922           2,564              8            --         1,533        6,027
Identifiable assets.....................      99,298         162,170         12,150        (5,314)           --      268,304

---------------

(1) Operating income (loss) of the Products and Technology segment includes special charges (income) of $(3,231) and $1,732 for 1995 and 1994, respectively.

(2) Operating income (loss) of Corporate includes special charges (income) of $16,611 for 1996. Corporate identifiable assets in 1995 included $65.5 million of cash and cash equivalents.

(3) Operating income (loss) of the disposed businesses includes special charges (income) of $(5,227) and $(15,648) for 1995 and 1994, respectively. Operating results prior to the disposal date for the business sold in 1995 were immaterial.

                             NATIONAL-OILWELL, INC.

  Geographic Areas:

                               UNITED              UNITED
                               STATES    CANADA    KINGDOM    OTHER     ELIMINATION    TOTAL
                              --------   -------   -------   --------   -----------   --------
1996
Revenues from:
  Unaffiliated customers....  $521,277   $76,137   $26,957   $ 24,250    $     --     $648,621
  Interarea sales...........    29,099       245     1,912        504     (31,760)          --
                              --------   -------   -------   --------    --------     --------
          Total revenues....   550,376    76,382    28,869     24,754     (31,760)     648,621
Operating income............    11,975     1,386     1,926      2,810          --       18,097
Export sales of U.S.........        --     1,845     3,815     90,183          --       95,843
Identifiable assets.........   200,751    28,503    19,541     17,948          --      266,743
1995
Revenues from:
  Unaffiliated customers....  $430,671    59,390   $35,776   $ 19,966    $     --     $545,803
  Interarea sales...........    34,416       878    16,285        233     (51,812)          --
                              --------   -------   -------   --------    --------     --------
          Total revenues....   465,087    60,268    52,061     20,199     (51,812)     545,803
Operating income (loss).....    18,707     2,003    (1,383)     2,912          --       22,239
Export sales of U.S.........        --     1,700     1,539     80,075          --       83,314
Identifiable assets.........   228,817    23,851    17,789     18,121          --      288,578
1994
Revenues from:
  Unaffiliated customers....  $442,555   $73,052   $29,708   $ 16,738    $     --     $562,053
  Interarea sales...........    26,144       579     9,726        106     (36,555)          --
                              --------   -------   -------   --------    --------     --------
          Total revenues....   468,699    73,631    39,434     16,844     (36,555)     562,053
Operating income (loss).....    27,166     1,872      (314)       400          --       29,124
Export sales of U.S.........        --     1,436       635    102,265          --      104,336
Identifiable assets.........   188,634    34,567    32,136     14,967          --      268,304

14. QUARTERLY FINANCIAL DATA (UNAUDITED)

     Summarized quarterly results were as follows (in thousands, except per share data):

                                    1ST QUARTER   2ND QUARTER   3RD QUARTER   4TH QUARTER    TOTAL
                                    -----------   -----------   -----------   -----------   --------
1996
Revenues..........................   $141,144      $153,499      $173,499      $180,479     $648,621
Gross profit......................     18,294        21,793        24,675        26,505       91,267
Special charges (income)..........         --            --            --        16,611       16,611
Income (loss) before taxes........      2,081         4,586         7,341        (7,214)       6,794
Income before extraordinary
  loss............................      1,434         2,566         4,756        (4,511)       4,245
Extraordinary loss, net of income
  tax benefit of $2,400...........         --            --            --        (4,000)      (4,000)
Net income........................      1,434         2,566         4,756        (8,511)         245
Income per share before
  extraordinary loss..............       0.10          0.19          0.35         (0.27)        0.18
Net income per share..............       0.10          0.19          0.35         (0.51)        0.02
1995
Revenues..........................   $135,935      $130,508      $133,641      $145,719     $545,803
Gross profit......................     15,067        19,820        17,484        18,641       71,012
Special charges (income)..........       (706)       (6,794)          113        (1,071)      (8,458)
Income before taxes...............      2,952         7,630         5,423         3,572       19,577
Net income........................      2,616         6,762         4,981         3,281       17,640

                             NATIONAL-OILWELL, INC.

15. ACQUISITIONS

     On April 25, 1997, the Company purchased the drilling controls business of Ross Hill Controls and its affiliate, Hill Graham Controls Limited for $19 million in cash. This business involves the manufacture, sale and service of electrical control systems used in conjunction with drilling operations. The transaction will be accounted for under the purchase method of accounting and did not have a material effect on the Company's financial statements.

     On May 15, 1997, the Company purchased 100% of the common stock of PEP, Inc., a manufacturer of petroleum expendable pump products. The Company issued 400,000 shares of common stock to fund the transaction which will be recorded in accordance with the pooling of interests method of accounting. The transaction did not have a material effect on the Company's historical financial statements and financial statements prior to April 1, 1997 have not been restated.

     On May 14, 1997, the Company entered into a definitive agreement with Dreco Energy Services Ltd. to combine the two companies. The terms of the agreement provide for the exchange of 100% of the Dreco common shares for Dreco exchangeable shares, which can be converted into National-Oilwell common shares, in a pooling of interests transaction that is expected to be tax free to both companies. The merger has been approved by the boards of directors of both companies and is subject to various conditions, including approvals by the shareholders of both companies and regulatory approvals in both the United States and Canada.

                                    ANNEX A

                                    ANNEX A

                         FORM OF ARRANGEMENT RESOLUTION

              RESOLUTION FOR CONSIDERATION AT THE SPECIAL MEETING
                       OF SHAREHOLDERS AND OPTIONHOLDERS

                                       OF

                           DRECO ENERGY SERVICES LTD.

                              (THE "CORPORATION")

BE IT RESOLVED THAT:


1. The Combination Agreement and plan of arrangement involving the Corporation and National-Oilwell dated as of May 14, 1997, as amended, the full text of which is set out as Annex B to the Joint Proxy Statement/Prospectus of the Corporation and National-Oilwell dated August 21, 1997 (the "Joint Proxy Statement"/Prospectus) (as the same may be or may have been amended and presented to this meeting), and the transactions contemplated thereby, are hereby approved and adopted;


2. The arrangement (the "Arrangement") under section 186 of the Business Corporations Act (Alberta) (the "ABCA"), involving the Corporation and National-Oilwell, Inc. ("National-Oilwell"), which has been presented to this meeting (as the same may be modified or amended) is hereby authorized, approved and adopted;

3. Notwithstanding the passing of this resolution by the Dreco Shareholders and Dreco Optionholders (each as defined in the Joint Proxy Statement/Prospectus) or the approval of the Court of Queen's Bench of Alberta, the board of directors of the Corporation, without further notice to or approval of the Dreco Shareholders and Dreco Optionholders, may decide not to proceed with the Arrangement or may revoke this resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the ABCA;

4. Any two directors or officers of the Corporation are hereby authorized and directed for and on behalf of the Corporation to execute or cause to be executed, under corporate seal or otherwise, and to deliver or cause to be delivered all such documents, agreements and instruments and to do or cause to be done all such other acts and things as such directors or officers of the Corporation shall determine to be necessary or desirable in order to carry out the intent of the foregoing paragraphs of this resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

                                    ANNEX B

                             COMBINATION AGREEMENT

                                 BY AND BETWEEN

                             NATIONAL-OILWELL, INC.

                                      AND

                           DRECO ENERGY SERVICES LTD.

                            DATED AS OF MAY 14, 1997
                                  (AS AMENDED)

                               TABLE OF CONTENTS


                                                                          PAGE
                                                                          ----
ARTICLE I -- GENERAL....................................................   B-4
    1.1     Plan of Arrangement.........................................   B-4
    1.2     Adjustments to Exchange Ratio...............................   B-5
    1.3     Dissenting Shares...........................................   B-5
    1.4     Other Effects of the Arrangement............................   B-5
    1.5     Restated NOI Charter........................................   B-5
    1.6     Joint Proxy Statement; Registration Statement...............   B-5
    1.7     Material Adverse Effect.....................................   B-6
    1.8     Currency....................................................   B-6



ARTICLE II -- REPRESENTATIONS AND WARRANTIES OF DRECO...................   B-7
    2.1     Organization and Standing...................................   B-7
    2.2     Agreement Authorized and its Effect on Other Obligations....   B-7
    2.3     Governmental Consents.......................................   B-7
    2.4     Capitalization..............................................   B-8
            Securities Reports and Financial Statements, Books and
    2.5     Records.....................................................   B-8
    2.6     Liabilities.................................................   B-9
    2.7     Information Supplied........................................   B-9
    2.8     No Defaults.................................................  B-10
    2.9     Litigation; Investigations..................................  B-10
    2.10    Absence of Certain Changes and Events.......................  B-10
    2.11    Additional Dreco Information................................  B-10
    2.12    Certain Agreements..........................................  B-11
    2.13    Employee Benefit Plans......................................  B-11
    2.14    Intellectual Property.......................................  B-12
    2.15    Title to Properties.........................................  B-12
    2.16    Environmental Matters.......................................  B-12
    2.17    Compliance With Other Laws..................................  B-13
    2.18    Taxes.......................................................  B-13
    2.19    Vote Required...............................................  B-14
    2.20    Pooling Matters.............................................  B-14
    2.21    Brokers and Finders.........................................  B-14
    2.22    Disclosure..................................................  B-14
    2.23    Fairness and Pooling Opinions...............................  B-14
    2.24    Restrictions on Business Activities.........................  B-14
ARTICLE III -- REPRESENTATIONS AND WARRANTIES OF NOI....................  B-14
    3.1     Organization and Standing...................................  B-14
    3.2     Agreement Authorized and its Effect on Other Obligations....  B-15
    3.3     Governmental Consents.......................................  B-15
    3.4     Capitalization..............................................  B-15
    3.5     Securities Reports and Financial Statements.................  B-16
    3.6     Liabilities.................................................  B-16
    3.7     Information Supplied........................................  B-16
    3.8     No Defaults.................................................  B-17
    3.9     Litigation; Investigations..................................  B-17
    3.10    Absence of Certain Changes and Events.......................  B-17
    3.11    Additional NOI Information..................................  B-17
    3.12    Certain Agreements..........................................  B-18
    3.13    Employee Benefit Plans......................................  B-18
    3.14    Intellectual Property.......................................  B-19

                                                                          PAGE
                                                                          ----
    3.15    Title to Properties.........................................  B-19
    3.16    Environmental Matters.......................................  B-19
    3.17    Compliance With Other Laws..................................  B-20
    3.18    Taxes.......................................................  B-20
    3.19    Vote Required...............................................  B-20
    3.20    Pooling Matters.............................................  B-20
    3.21    Brokers and Finders.........................................  B-21
    3.22    Disclosure..................................................  B-21
    3.23    Fairness and Pooling Opinions...............................  B-21
    3.24    Restrictions on Business Activities.........................  B-21
ARTICLE IV -- OBLIGATIONS PENDING EFFECTIVE DATE........................  B-21
    4.1     Agreements of NOI and Dreco.................................  B-21
    4.2     Additional Agreements of Dreco..............................  B-22
    4.3     Additional Agreements of NOI................................  B-24
    4.4     Public Announcements........................................  B-25
    4.5     Comfort Letters.............................................  B-25
    4.6     Board of Directors..........................................  B-25
ARTICLE V -- CONDITIONS PRECEDENT TO OBLIGATIONS........................  B-26
    5.1     Conditions Precedent to Obligations of Each Party...........  B-26
    5.2     Conditions Precedent to Obligations of Dreco................  B-27
    5.3     Conditions Precedent to Obligations of NOI..................  B-28
ARTICLE VI -- TERMINATION...............................................  B-29
    6.1     Termination.................................................  B-29
    6.2     Notice of Termination.......................................  B-30
    6.3     Effect of Termination.......................................  B-30
    6.4     Termination Fee.............................................  B-30
ARTICLE VII -- ADDITIONAL AGREEMENTS....................................  B-31
    7.1     Meetings....................................................  B-31
    7.2     The Closing.................................................  B-31
    7.3     Ancillary Documents/Reservation of Shares...................  B-31
    7.4     Conversion of Options.......................................  B-31
    7.5     Indemnification and Related Matters.........................  B-31
    7.6     Affiliate Agreements........................................  B-32
ARTICLE VIII -- MISCELLANEOUS...........................................  B-33
    8.1     No Survival of Representations and Warranties...............  B-33
    8.2     Notices.....................................................  B-33
    8.3     Interpretation..............................................  B-33
    8.4     Severability................................................  B-33
    8.5     Counterparts................................................  B-33
    8.6     Miscellaneous...............................................  B-33
    8.7     Governing Law...............................................  B-34
    8.8     Amendment and Waivers.......................................  B-34
    8.9     Expenses....................................................  B-34

                             COMBINATION AGREEMENT

     THIS COMBINATION AGREEMENT (as amended, this "Agreement") is entered into as of May 14, 1997, by and between National-Oilwell, Inc., a Delaware corporation ("NOI"), and Dreco Energy Services Ltd., an Alberta corporation ("Dreco").

                                    RECITALS

     WHEREAS, the respective boards of directors of NOI and Dreco each deem it advisable and in the best interests of their respective stockholders to combine their respective businesses by NOI acquiring shares in the capital stock of Dreco pursuant to this Agreement and the Plan of Arrangement (as hereinafter defined).

     WHEREAS, in furtherance of such acquisition, the respective boards of directors of NOI and Dreco have approved the transactions contemplated by this Agreement, the board of directors of Dreco has agreed to submit the Plan of Arrangement and the other transactions contemplated hereby to its shareholders and optionholders (together, "securityholders") and the Court of Queen's Bench of Alberta (the "Court") for approval, and the board of directors of NOI has agreed to submit the Restated NOI Charter (as hereinafter defined) and the other transactions contemplated hereby to its stockholders for approval.

     WHEREAS, the respective boards of directors of NOI and Dreco have approved and adopted this Agreement and the Plan of Arrangement as a plan of reorganization under Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code"), and as a reorganization of capital of Dreco under Section 86 of the Income Tax Act (Canada) (the "ITA") for those Dreco shareholders who hold Dreco Common Shares (as hereinafter defined), on capital account.

     WHEREAS, it is intended that the transactions contemplated hereby will be treated as a "pooling of interests" for accounting purposes.

     WHEREAS, to induce NOI to enter into this Agreement, contemporaneously herewith Frederick W. Pheasey and Robert L. Phillips, owners of approximately 5.2% of the issued and outstanding Dreco Common Shares, have entered into an agreement (the "Dreco Stockholders Agreement") pursuant to which they have agreed to support the Plan of Arrangement and the other transactions contemplated hereby.

     WHEREAS, to induce Dreco to enter into this Agreement, contemporaneously herewith DPI Oil Service Partners Limited Partnership, DPI Partners II, First Reserve Fund VI, Limited Partnership, First Reserve Fund V-2, Limited Partnership and First Reserve Fund V, Limited Partnership, owners of approximately 52% of the issued and outstanding NOI Common Stock (as hereinafter defined), have entered into an agreement (the "NOI Stockholders Agreement") pursuant to which they have agreed to support the Plan of Arrangement and the other transactions contemplated hereby.

     NOW, THEREFORE, in consideration of the premises and of the representations, warranties, covenants and agreements herein contained, the parties hereto, intending to be legally bound, agree as follows:

                                   ARTICLE I

                                    GENERAL

     1.1 Plan of Arrangement. As promptly as practicable, Dreco will apply to the Court pursuant to Part 15 of the Business Corporations Act (Alberta) (the "ABCA") for an interim order in form and substance reasonably satisfactory to NOI (the "Interim Order") providing for, among other things, the calling and holding of the Dreco Shareholders Meeting (as hereinafter defined) for the purpose of considering and, if deemed advisable, approving the arrangement (the "Arrangement") under Part 15 of the ABCA and pursuant to this Agreement and the Plan of Arrangement substantially in the form of Exhibit A (the "Plan of Arrangement"). If the Dreco securityholders approve the Arrangement, thereafter Dreco will take the necessary steps to submit the Arrangement to the Court and apply for a final order of the Court approving the Arrangement in such fashion as the Court may direct (the "Final Order"). At 12:01 a.m. (the "Effective Time") on the date (the "Effective Date") shown on the certificate of arrangement issued by the Registrar under the ABCA giving effect to the Arrangement, the reorganization of capital and other transactions set out in clauses (a) through (k), inclusive, of Section
2.1 of the Plan of Arrangement shall occur and shall be deemed to occur in the following order without any further act or formality.

     1.2 Adjustments to Exchange Ratio. (a) The Exchange Ratio shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into NOI Common Stock or Dreco Common Shares), reorganization, recapitalization or other like change with respect to NOI Common Stock or Dreco Common Shares occurring after the date hereof and prior to the Effective Time.

     (b) The Exchange Ratio shall also be adjusted pursuant to the following:

          (i) if the average of the per share closing price on the New York Stock Exchange (the "NYSE") of shares of NOI Common Stock (as reported in the NYSE composite transactions) during the 20 consecutive trading days ending on the fifth trading day prior to the Effective Time (the "Pre-Closing Average Price") shall be less than $36.00 per share, the Exchange Ratio shall be adjusted to equal 1.2 multiplied by a fraction, the numerator of which is $36.00 and the denominator of which is the higher of
     (A) $33.00 and (B) the Pre-Closing Average Price; and

          (ii) if the Pre-Closing Average Price shall be greater than $47.25 per share, the Exchange Ratio shall be adjusted to equal 1.2 multiplied by a fraction, the numerator of which is $47.25 and the denominator of which is the Pre-Closing Average Price;

provided, however, that Dreco shall have the right to terminate this Agreement in accordance with Section 6.1(k) in the event the Pre-Closing Average Price is less than $33.00 per share and NOI, after Dreco shall have exercised its right to request NOI to do so, elects not to adjust the Exchange Ratio to equal 1.2 multiplied by a fraction, the numerator of which is $36.00, and the denominator of which is the Pre-Closing Average Price.

     1.3 Dissenting Shares. Holders of Dreco Common Shares may exercise rights of dissent with respect to such shares in connection with the Arrangement pursuant to and in the manner set forth in Section 184 of the ABCA and Section
3.1 of the Plan of Arrangement (such holders referred to as "Dissenters" or as "Dissenting Shareholders" when referring exclusively to Dreco Shareholders). Dreco shall give NOI (i) prompt notice of any written demands of a right of dissent, withdrawals of such demands, and any other instruments served pursuant to the ABCA and received by Dreco and (ii) the opportunity to participate in all negotiations and proceedings with respect to such rights. Without the prior written consent of NOI, except as required by applicable law, Dreco shall not make any payment with respect to any such rights or offer to settle or settle any such rights.

     1.4 Other Effects of the Arrangement. At the Effective Time: (a) the directors of Dreco will be C. R. Bearden, Edward C. Grimes and Frederick W. Pheasey; (b) the officers of Dreco will be as designated by the board of directors of Dreco prior to the Effective Time, subject to later removal and appointment of other officers; (c) each Dreco Common Share and each Dreco Option outstanding immediately prior to the Effective Time will be exchanged as provided in Section 1.1; and (d) the Arrangement will, from and after the Effective Time, have all of the effects provided by applicable law, including the ABCA.

     1.5 Restated NOI Charter. Prior to the Closing, NOI shall have restated its Certificate of Incorporation as set forth in Exhibit B (the "Restated NOI Charter").

     1.6  Joint Proxy Statement; Registration Statement.

     (a) As promptly as practicable after execution of this Agreement, NOI and Dreco shall prepare and file with the United States Securities and Exchange Commission (the "SEC") a preliminary joint management information circular and proxy statement (the "Joint Proxy Statement"), together with any other documents required by the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with the Arrangement and the other transactions contemplated hereby. The Joint Proxy Statement shall constitute (i) the management information circular of Dreco with respect to the meeting of securityholders of Dreco relating to the Arrangement and the approval of certain matters in connection therewith (the "Dreco Shareholders Meeting") and
(ii) the proxy statement of NOI with respect to the meeting of stockholders of NOI with respect to the issuance of NOI Common Stock from time to time upon exchange of the Exchangeable Shares and certain other matters (including the approval of the Restated NOI Charter) relating to the agreements of NOI contained herein (the "NOI Stockholders Meeting"). As promptly as practicable after the preliminary Joint Proxy Statement is cleared by the SEC, NOI and Dreco shall cause the Joint Proxy Statement to be mailed to each company's respective securityholders entitled to vote, as the case may be. If NOI determines on the advice of its outside counsel that it is necessary to file a registration statement (the "Registration Statement") in order to register the NOI Common Stock to be issued from time to time after the Effective Time upon exchange of the Exchangeable Shares, then NOI shall file the Registration Statement with the SEC and, if necessary, maintain the effectiveness of such registration for the period that such Exchangeable Shares remain outstanding and NOI and Dreco shall use their best efforts to cause the Registration Statement to become effective prior to the mailing of the Joint Proxy Statement. Notwithstanding anything herein to the contrary, NOI shall be under no obligation to file the Registration Statement if it shall have determined on the advice of its outside counsel that the issuance of shares of NOI Common Stock upon exchange of the Exchangeable Shares after the Effective Time is exempt from the registration requirements of Section 5 of the Securities Act by virtue of Section 3(a)(9) and/or 3(a)(10) thereof. In connection with such determination, NOI and Dreco shall prepare and file with the SEC a request for no action (the "No Action Request") seeking to confirm the availability of such an exemption.

     (b) Each party shall promptly furnish to the other party all information concerning such party and its securityholders as may be reasonably required in connection with any action contemplated by this Section 1.6. The Joint Proxy Statement and, if required, the Registration Statement, shall comply in all material respects with all applicable requirements of law. Each of NOI and Dreco will notify the other promptly of the receipt of any comments from the SEC and of any request by the SEC for amendments or supplements to the Joint Proxy Statement or the Registration Statement, if required, or for additional information, and will supply the other with copies of all correspondence with the SEC with respect to the Joint Proxy Statement or the Registration Statement, if required. Whenever any event occurs which should be set forth in an amendment or supplement to the Joint Proxy Statement or the Registration Statement, if required, NOI or Dreco, as the case may be, shall promptly inform the other of such occurrence and cooperate in filing with the SEC, and/or mailing to securityholders entitled to vote of NOI and Dreco, as may be applicable, such amendment or supplement.

     (c) NOI and Dreco shall take any action required to be taken under any applicable provincial or state securities laws (including "blue sky" laws) in connection with the issuance of the NOI Common Stock and the Arrangement; provided, however, that with respect to the blue sky and Canadian provincial qualifications, neither NOI nor Dreco shall be required to register or qualify as a foreign corporation or reporting issuer where any such entity is not now so registered or qualified except as to matters and transactions arising solely from the offer and sale of the NOI Common Stock or the issuance of the Exchangeable Shares.

     1.7 Material Adverse Effect. In this Agreement, the term "Material Adverse Effect" used with respect to any party means any event, change or effect that is materially adverse to the financial condition, properties or business of such party and its subsidiaries, taken as a whole; provided, that a Material Adverse Effect shall not include any decline in backlog between the date hereof and the Effective Date resulting from a failure to receive new orders or any adverse effect resulting from changes in general economic conditions or conditions generally affecting the industries in which NOI or Dreco operate.

     1.8 Currency. Unless otherwise specified, all references in this Agreement to "dollars" or "$" shall mean United States dollars.

                                   ARTICLE II

                    REPRESENTATIONS AND WARRANTIES OF DRECO

     Except as set forth in a letter dated the date of this Agreement and delivered by Dreco to NOI concurrently herewith (the "Dreco Disclosure Letter"), Dreco hereby represents and warrants to, and agrees with, NOI that:

     2.1 Organization and Standing. Dreco and each body corporate, partnership, joint venture, association or other business entity of which more than 50% of the total voting power of shares of stock or units of ownership or beneficial interest entitled to vote in the election of directors (or members of a comparable governing body) is owned or controlled, directly or indirectly, by Dreco (the "Dreco Subsidiaries"), is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, has full requisite power and authority to carry on its business as it is currently conducted, and to own, lease and operate the properties currently owned, leased and operated by it, and is duly qualified or licensed to do business and is in good standing as a foreign corporation or organization authorized to do business in all jurisdictions in which the character of the properties owned or leased or the nature of the business conducted by it would make such qualification or licensing necessary, except where the failure to be so qualified or licensed would not have a Material Adverse Effect on Dreco. The Dreco Disclosure Letter sets forth a complete list of the Dreco Subsidiaries, the percentage of each subsidiary's outstanding capital stock or other ownership interest owned by Dreco or another Dreco Subsidiary (and a description of any lien, charge, mortgage, security interest, option, preferential purchase right or other right or interest of any other person (collectively, an "Encumbrance") on such stock or other ownership interest) and a complete list of each jurisdiction in which each of Dreco and the Dreco Subsidiaries is duly qualified and in good standing to do business.

     2.2 Agreement Authorized and its Effect on Other Obligations. (a) Dreco has all requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder and, subject to approval of Dreco's securityholders and the Court as provided in this Agreement, to consummate the Arrangement and the other transactions contemplated by this Agreement. The execution and delivery of this Agreement by Dreco and, subject to approval of Dreco's securityholders and the Court as provided in this Agreement, the consummation by Dreco of the Arrangement and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Dreco. This Agreement has been duly executed and delivered by Dreco and is the valid and binding obligation of Dreco, enforceable in accordance with its terms, except that such enforceability may be subject to (i) bankruptcy, insolvency, reorganization or other similar laws affecting or relating to enforcement of creditors' rights generally and (ii) general equitable principles, and that the consummation of the Arrangement is subject to approval of Dreco's securityholders and the Court as provided in this Agreement.

     (b) Neither the execution, delivery or performance of this Agreement or the Arrangement by Dreco, nor the consummation of the transactions contemplated hereby or thereby by Dreco nor compliance with the provisions hereof or thereof by Dreco will: (i) conflict with, or result in any violations of, the articles of amalgamation or bylaws of Dreco or any equivalent document of any of the Dreco Subsidiaries, or (ii) result in any breach of or cause a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, amendment, cancellation or acceleration of any obligation contained in, or the loss of any material benefit under, or result in the creation of any Encumbrance upon any of the material properties or assets of Dreco or any of the Dreco Subsidiaries under, any term, condition or provision of any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Dreco or any of the Dreco Subsidiaries or their respective properties or assets, other than any such breaches, defaults, losses, or encumbrances which, individually or in the aggregate, would not have a Material Adverse Effect on Dreco.

     2.3 Governmental Consents. No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (each a "Governmental Entity"), is required to be obtained by Dreco or any of the Dreco Subsidiaries in connection with the execution and delivery of this Agreement or the Plan of

Arrangement or the consummation of the transactions contemplated hereby or thereby, except for: (i) the filing with the applicable Canadian provincial securities commissions or regulatory authorities (the "Commissions") and the Court and the mailing to securityholders of Dreco of the Joint Proxy Statement relating to the Dreco Shareholders Meeting, (ii) the furnishing to the SEC of such reports and information under the Exchange Act and the rules and regulations promulgated by the SEC thereunder, as may be required in connection with this Agreement and the transactions contemplated hereby (the "SEC Filings"); (iii) approval by the Court of the Arrangement and the filings of the articles of arrangement and other required arrangement or other documents as required by the ABCA; (iv) such filings, authorizations, orders and approvals as may be required under state "control share acquisition," "anti-takeover" or other similar statutes, any other applicable federal, provincial or state securities laws and the rules of the Nasdaq Stock Market (the "NASDAQ") or The Toronto Stock Exchange ("TSE"); (v) such filings and notifications as may be necessary under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"); (vi) such notices and filings as may be necessary under the Investment Canada Act and under the Competition Act (Canada); and (vii) where the failure to obtain such consents, approvals, etc., would not prevent or delay the consummation of the Arrangement or otherwise prevent Dreco from performing its obligations under this Agreement and would not reasonably be expected to have a Material Adverse Effect on Dreco.

     2.4 Capitalization. (a) The authorized capital stock of Dreco consists of 50,000,000 Dreco class "A" common shares, no par value ("Dreco Common Shares", which term shall include for all purposes of this Agreement the related Dreco Common Share purchase rights issued or issuable under that certain Shareholder Rights Plan Agreement dated as of November 15, 1996 (the "Rights Agreement"), between Dreco and Montreal Trust Company of Canada, as Rights Agent). As of May 13, 1997, 7,817,222 Dreco Common Shares were issued and outstanding and no Dreco Common Shares were held by Dreco in its treasury. As of May 13, 1997, an aggregate of 547,550 Dreco Common Shares were reserved for issuance pursuant to outstanding Dreco Options granted under the Dreco Option Plan or pursuant to private stock option arrangements, and Dreco has reserved for issuance under the Rights Agreement the number of Dreco Common Shares required to be issued upon the exercise of the rights provided by the Rights Agreement in accordance with the terms and conditions thereof. Prior to the date hereof, 411,200 of the Dreco Options have vested in accordance with their terms and 136,350 remain unvested. The consummation of the transactions contemplated by this Agreement will not accelerate the vesting of any unvested Dreco Options. No Dreco Preferred Shares are issued or outstanding. All of the issued and outstanding Dreco Common Shares have been duly authorized and validly issued, are fully paid and non-assessable, were not issued in violation of the terms of any agreement or other understanding binding upon Dreco and were issued in compliance with all applicable charter documents of Dreco and all applicable federal, provincial and foreign securities laws, rules and regulations. There are, and have been, no preemptive rights with respect to the issuance of the Dreco Common Shares or any other capital stock of Dreco.

     (b) There are no outstanding subscriptions, options, warrants, convertible securities, calls, commitments, agreements or rights (contingent or otherwise) of any character to purchase or otherwise acquire from Dreco any shares of, or any securities convertible into, the capital stock of Dreco.

     (c) Dreco will waive the application of the Rights Agreement with respect to the Plan of Arrangement and the other transactions contemplated hereby and, except in connection with the acceptance of a Superior Proposal pursuant to Sections 4.2(n) and 6.1(i), Dreco will not waive, terminate or otherwise render the Rights Agreement inoperative with respect to any other Acquisition Transaction (as hereinafter defined). At the time of Closing, the Rights Agreement will have been terminated and no persons or entities shall have any rights thereunder.

     2.5 Securities Reports and Financial Statements, Books and Records. (a) Dreco has filed all forms, reports and documents with the Commissions required to be filed by it pursuant to relevant Canadian securities statutes, regulations, policies and rules (collectively, the "Dreco Canadian Securities Reports"), all of which have complied in all material respects with all applicable requirements of such statutes, regulations, policies and rules. None of the Dreco Canadian Securities Reports, at the time filed or as subsequently amended, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The financial statements of Dreco contained in the Dreco Canadian Securities Reports complied in all material respects with the then applicable accounting requirements and the published rules and regulations of the relevant Canadian securities statutes with respect thereto, were prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis during the periods involved (except as may have been indicated in the notes thereto or, in the case of unaudited statements, as permitted by applicable laws, rules or regulations) and fairly present (subject, in the case of the unaudited statements, to normal, year-end audit adjustments) the consolidated financial position of Dreco and its consolidated Dreco Subsidiaries as at the respective dates thereof and the consolidated results of their operations and cash flows for the respective periods then ended.

     (b) Dreco has filed all forms, reports and documents with the SEC required to be filed by it pursuant to relevant United States securities statutes, regulations, policies and rules (collectively, the "Dreco United States Securities Reports"; and together with the Dreco Canadian Securities Reports, the "Dreco Securities Reports"), all of which have complied in all material respects with all applicable requirements of such statutes, regulations, policies and rules. None of the Dreco United States Securities Reports, at the time filed or as subsequently amended, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The financial statements of Dreco contained in the Dreco United States Securities Reports complied in all material respects with the then applicable accounting requirements and the published rules and regulations of the relevant United States securities statutes with respect thereto, were prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis during the periods involved (except as may have been indicated in the notes thereto or, in the case of unaudited statements, as permitted by applicable laws, rules or regulations) and fairly present (subject, in the case of the unaudited statements, to normal, year-end audit adjustments) the consolidated financial position of Dreco and its consolidated Dreco Subsidiaries as at the respective dates thereof and the consolidated results of their operations and cash flows for the respective periods then ended.

     (c) There has been no change in Dreco's accounting policies or the methods of making accounting estimates or changes in estimates that are material to such financial statements, except as described in the notes thereto.

     (d) The books, records and accounts of Dreco and the Dreco Subsidiaries (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect in all material respects the transactions and dispositions of the assets of Dreco and the Dreco Subsidiaries and (iii) accurately and fairly reflect in all material respects the basis for the Dreco financial statements. Dreco has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that (iv) transactions are executed in accordance with management's general or specific authorization; and (v) transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with Canadian and United States generally accepted accounting principles or any other criteria applicable to such statements and
(B) to maintain accountability for assets.

     2.6 Liabilities. Neither Dreco nor any Dreco Subsidiary has any material liabilities or obligations, either accrued, absolute, contingent or otherwise, or has any knowledge of any potential material liabilities or obligations, other than those disclosed in the Dreco Securities Reports or incurred in the ordinary course of business since August 31, 1996.

     2.7 Information Supplied. None of the information supplied or to be supplied by Dreco for inclusion or incorporation by reference in the Joint Proxy Statement (and, if filed, the Registration Statement) will, at the time the Joint Proxy Statement is mailed to the securityholders of Dreco and at the time of the Dreco Shareholders Meeting (and, if filed, at the time the Registration Statement is declared effective), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

     2.8 No Defaults. Neither Dreco nor any Dreco Subsidiary is, or has received notice that it would be with the passage of time, in default or violation of any term, condition or provision of (a) its charter documents or bylaws; (b) any judgment, decree or order applicable to it; or (c) any loan or credit agreement, note, bond, mortgage, indenture, contract, agreement, lease, license or other instrument to which Dreco or any Dreco Subsidiary is now a party or by which it or any of its properties or assets may be bound, except in the case of item (c) for defaults and violations which, individually or in the aggregate, would not have a Material Adverse Effect on Dreco.

     2.9 Litigation; Investigations. There is no claim, action, suit or proceeding pending, or to the knowledge of Dreco threatened against Dreco or any of the Dreco Subsidiaries, which would, if adversely determined, individually or in the aggregate, have a Material Adverse Effect on Dreco, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against Dreco or any of the Dreco Subsidiaries having, or which, insofar as reasonably can be foreseen, in the future could have, any such effect. There is no investigation pending, or to the knowledge of Dreco threatened, against Dreco or any of the Dreco Subsidiaries before any Governmental Entity.

     2.10 Absence of Certain Changes and Events. Other than as a result of the transactions contemplated by this Agreement, since August 31, 1996, there has not been:

          (a) Any material adverse change in the financial condition, operations, assets, liabilities or business of Dreco and the Dreco Subsidiaries, taken as a whole;

          (b) Any material damage, destruction, or loss to the business or properties of Dreco and the Dreco Subsidiaries, taken as a whole, not covered by insurance;

          (c) Any declaration, setting aside or payment of any dividend or other distribution in respect of the capital stock of Dreco, or any direct or indirect redemption, purchase or any other acquisition by Dreco of any such stock;

          (d) Any change in the capital stock or in the number of shares or classes of Dreco's authorized or outstanding capital stock as described in
     Section 2.4 (other than as a result of exercises of Dreco Options outstanding as of August 31, 1996);

          (e) Any material labor dispute or charge of unfair labor practice (other than routine individual grievances), any activity or proceeding by a labor union or, to the knowledge of Dreco, by a representative thereof to organize any employees of Dreco or any Dreco Subsidiary or any campaign being conducted to solicit authorization from employees to be represented by such labor union;

          (f) Any other event or condition known to Dreco particularly pertaining to and adversely affecting the operations, assets or business of Dreco or any of the Dreco Subsidiaries (other than events or conditions which are of a general or industry-wide nature and of general public knowledge) which would constitute a Material Adverse Effect on Dreco; or

          (g) Any material cancellation of backlog that has not been replaced by new orders.

     2.11 Additional Dreco Information. The Dreco Disclosure Letter contains true, complete and correct lists of the following items with respect to Dreco and each of the Dreco Subsidiaries, and Dreco has furnished or made available to NOI true, complete and correct copies of all documents referred to in such lists:

          (a) Each parcel of real property owned, or subject to a contract of purchase and sale, with a fair market value in excess of $1,000,000, with a description of the nature and amount of any Encumbrance thereon, and each parcel of real property leased, or subject to a lease commitment, with annual rental payments in excess of $250,000;

          (b) All material insurance policies or bonds currently maintained, including those covering properties, buildings, machinery, equipment, fixtures, employees and operations, as well as a listing of any premiums, audit adjustments or retroactive adjustments due or pending on such policies or any predecessor policies;

          (c) All contracts which involve, or may involve, aggregate payments by any party thereto of $1,000,000 or more, which are to be performed in whole or in part after the Effective Time;

          (d) All material bonus, incentive compensation, deferred compensation, profit-sharing, retirement, pension, welfare, group insurance, death benefit, or other fringe benefit plans, arrangements or trust agreements;

          (e) Any collective bargaining agreements with any labor union or other representative of employees, including all amendments and supplements, and all employment and consulting agreements;

          (f) All material patents, trademarks, copyrights and other intellectual property rights owned, licensed or used and all applications therefor;

          (g) All material trade names and fictitious names used or held, whether and where such names are registered and where used;

          (h) All material long-term and short-term promissory notes, installment contracts, loan agreements, credit agreements, operating and finance leases, and any other agreements relating thereto or with respect to collateral securing the same; and

          (i) All material indebtedness, liabilities and commitments of third parties (other than Dreco Subsidiaries) and as to which it is a guarantor, endorser, co-maker, surety or accommodation maker, or is contingently liable therefor (excluding liabilities as an endorser of checks and the like in the ordinary course of business) or has otherwise provided any form of financial assistance and all letters of credit, whether stand-by or documentary, issued by any third party.

     2.12 Certain Agreements. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (a) result in any payment (including severance, unemployment compensation, parachute payment, bonus or otherwise) becoming due to any director, employee or independent contractor of Dreco or any of the Dreco Subsidiaries (as defined in Section 2.13) under any Dreco Plan (as hereinafter defined) or otherwise, (b) materially increase any benefits otherwise payable under any Dreco Plan or otherwise or (c) result in the acceleration of the time of payment or vesting of any such benefits.

     2.13 Employee Benefit Plans. For purposes of Section 2.12 and this Section 2.13, Dreco Subsidiaries shall include any enterprise which, with Dreco, forms or formed a controlled group of corporations, a group of trades or business under common control or an affiliated service group, within the meaning of
Section 414(b), (c) or (m) of the Code. All employee benefits plans covering active, former or retired employees of Dreco and the Dreco Subsidiaries are listed in the Dreco Disclosure Letter (the "Dreco Plans"). Dreco has made available to NOI true, complete and correct copies of each Dreco Plan, any related trust agreement, annuity or insurance contract or other funding vehicle, if any, and summary plan descriptions and other descriptive materials furnished to participants of the plans, and each plan's most recent annual reports filed with the Internal Revenue Service, including exhibits and related financial reports, if any, and: (a) each Dreco Plan has been maintained and administered in material compliance with its terms and is, to the extent required by applicable law or contract, fully funded without having any deficit or unfunded actuarial liability; (b) all required employer contributions under any such plans have been made and the applicable funds have been funded in accordance with the terms thereof and no past service funding liabilities exist thereunder;
(c) each Dreco Plan that is required or intended to be qualified under applicable law or registered or approved by a governmental agency or authority has been so qualified, registered or approved by the appropriate governmental agency or authority, and nothing has occurred since the date of the last qualification, registration or approval to adversely affect, or cause, the appropriate governmental agency or authority to revoke such qualification, registration or approval; (d) to the extent applicable, the Dreco Plans comply, in all material respects, with the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), the Code and any other applicable tax act and other laws, and any Dreco Plan intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be so qualified and nothing has occurred to cause the loss of such qualified status; (e) no Dreco Plan is covered by Title IV of ERISA or Section 412 of the Code; (f) there are no pending or anticipated material claims against or otherwise involving any of the Dreco Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Dreco Plan activities) has been brought against or with respect to any Dreco Plan; (g) all material contributions, reserves or premium payments required to be made as of the date hereof to the Dreco Plans have been made or provided for; (h) neither Dreco nor any Dreco Subsidiary has incurred or reasonably expects to incur any liability under subtitle C or D of Title IV of ERISA with respect to any "single-employer plan", within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by Dreco, any Dreco Subsidiary or any entity which is considered one employer with Dreco under Section 4001 of ERISA; (i) neither Dreco nor any Dreco Subsidiary has incurred or reasonably expects to incur any withdrawal liability under Subtitle E of Title IV of ERISA with respect to any "multiemployer plan", within the meaning of Section 4001(a)(3) of ERISA; and (j) neither Dreco nor any Dreco Subsidiary has any obligations for retiree health and life benefits under any Dreco Plan, except as set forth on the Dreco Disclosure Letter and there are no restrictions on the rights of Dreco or any of the Dreco Subsidiaries to amend or terminate any such Dreco Plan without incurring any liability thereunder.

     2.14 Intellectual Property. Dreco or the Dreco Subsidiaries own or possess licenses to use all patents, patent applications, trademarks and service marks (including registrations and applications therefor), trade names, copyrights and written know-how, trade secrets and all other similar proprietary data and the goodwill associated therewith (collectively, the "Dreco Intellectual Property") that are either material to the business of Dreco or any Dreco Subsidiary or that are necessary for the manufacture, use, license or sale of any services or products manufactured, used, licensed or sold by Dreco and the Dreco Subsidiaries. The Dreco Intellectual Property is owned or licensed by Dreco or the Dreco Subsidiaries free and clear of any Encumbrance other than such Encumbrances as are listed in the Dreco Disclosure Letter. Except in the ordinary course of business, neither Dreco nor any of the Dreco Subsidiaries has granted to any other person any license to use any Dreco Intellectual Property. Neither Dreco nor any of the Dreco Subsidiaries has received any notice of infringement, misappropriation or conflict with, the intellectual property rights of others in connection with the use by Dreco and the Dreco Subsidiaries of the Dreco Intellectual Property.

     2.15 Title to Properties. Except for goods and other property sold, used or otherwise disposed of since August 31, 1996 in the ordinary course of business for fair value, Dreco has good and indefeasible title to all its properties, interests in properties and assets, real and personal, reflected in its August 31, 1996 financial statements, free and clear of any Encumbrance, except (a) Encumbrances reflected in the balance sheet of Dreco as of August 31, 1996, (b) liens for current taxes not yet due and payable and (c) such imperfections of title, easements and Encumbrances, if any, as are not substantial in character, amount or extent and do not and will not materially detract from the value, or interfere with the present use, of the property subject thereto or affected thereby, or otherwise materially impair business operations. All leases pursuant to which Dreco or any Dreco Subsidiary leases (whether as lessee or lessor) any real or personal property are in good standing, valid, and effective; and there is not, under any such leases, any existing or prospective default or event of default or event which with notice or lapse of time, or both, would constitute a default by Dreco or any Dreco Subsidiary and in respect to which Dreco or a Dreco Subsidiary has not taken adequate steps to prevent a default from occurring. The buildings and premises of Dreco and each of the Dreco Subsidiaries that are used in its business are in good operating condition and repair, subject only to ordinary wear and tear. All major items of operating equipment of Dreco and the Dreco Subsidiaries are in good operating condition and in a state of reasonable maintenance and repair, ordinary wear and tear excepted, and are free from any known defects except as may be repaired by routine maintenance and such minor defects as do not substantially interfere with the continued use thereof in the conduct of normal operations.

     2.16 Environmental Matters. (a) There are no environmental conditions or circumstances, such as the presence or release of any hazardous substance, on any property presently or, to the knowledge of Dreco, previously owned or leased by Dreco or any of the Dreco Subsidiaries that could reasonably be expected to result in a Material Adverse Effect on Dreco;

     (b) Dreco and the Dreco Subsidiaries have in full force and effect all material environmental permits, licenses, approvals and other authorizations required to conduct their operations and are operating in material compliance thereunder;

     (c) Dreco's and the Dreco Subsidiaries' operations and the use of their assets do not violate any applicable United States or Canadian or other federal, provincial, state or local law, statute, ordinance, rule, regulation, order or notice requirement pertaining to (i) the condition or protection of air, groundwater, surface water, soil, or other environmental media, (ii) the environment, including natural resources or any activity which affects the environment or (iii) the regulation of any pollutants, contaminants, waste or other substances (whether or not hazardous or toxic), including the Comprehensive Environmental Response Compensation and Liability Act (42 U.S.C.
Section 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C.
Section 1801 et seq.), the Resource Conservation and Recovery Act (42 U.S.C.
Section 1609 et seq.) the Clean Water Act (33 U.S.C. 1251 et seq.), the Clean Air Act (42 U.S.C. Section 7401 et seq.), the Toxic Substances Control Act (17 U.S.C. Section 2601 et seq.), the Safe Drinking Water Act (42 U.S.C. Section 201 and Section 300f et seq.), the Rivers and Harbors Act (33 U.S.C. Section 401 et seq.), the Oil Pollution Act (33 U.S.C. Section 2701 et seq.) and analogous Canadian, foreign, provincial, state and local provisions, as any of the foregoing may have been amended or supplemented from time to time (collectively the "Applicable Environmental Laws"), except for violations which, either singly or in the aggregate, would not result in a Material Adverse Effect on Dreco;

     (d) To the knowledge of Dreco, none of the operations or assets of Dreco or any Dreco Subsidiary has ever been conducted or used by Dreco or any Dreco Subsidiary in such a manner as to constitute a violation of any of the Applicable Environmental Laws, except for violations which, either singly or in the aggregate, would not result in a Material Adverse Effect on Dreco;

     (e) No written notice has been served on Dreco or any Dreco Subsidiary from any entity, governmental agency or individual regarding any existing, pending or threatened investigation or inquiry related to alleged violations under any Applicable Environmental Laws, or regarding any claims for remedial obligations or contribution under any Applicable Environmental Laws, other than any of the foregoing which, either singly or in the aggregate, would not result in a Material Adverse Effect on Dreco; and

     (f) Dreco does not know of any reason that would preclude it or NOI from renewing or obtaining a reissuance of the material permits, licenses or other authorizations required pursuant to any Applicable Environmental Laws to operate and use any of Dreco's or the Dreco Subsidiaries' assets for their current purposes and uses.

     2.17 Compliance With Other Laws. Neither Dreco nor any Dreco Subsidiary is in violation of or in default with respect to, or in alleged violation of or alleged default with respect to any other applicable law or any applicable rule or regulation, or any writ or decree of any court or any governmental commission, board, bureau, agency or instrumentality, or delinquent with respect to any report required to be filed with any Governmental Entity, except for violations and delinquencies which, either singly or in the aggregate, do not and are not expected to result in a Material Adverse Effect on Dreco.

     2.18 Taxes. Except with respect to failures which, in the aggregate, would not result in a Material Adverse Effect on Dreco, proper and accurate federal, provincial, state and local income, capital, withholding, value added, sales, use, franchise, gross revenue, turnover, excise, payroll, property, employment, customs duties and any and all other tax returns, reports, and estimates have been filed with appropriate governmental agencies, domestic and foreign, by Dreco and each of the Dreco Subsidiaries for each period for which any returns, reports, or estimates were due (taking into account any extensions of time to file before the date hereof); all taxes shown by such returns to be payable and any other taxes due and payable have been paid other than those being contested in good faith by Dreco or a Dreco Subsidiary; and the tax provision reflected in Dreco's financial statements is adequate, in accordance with Canadian or United States (as the case may be) generally accepted accounting principles, to cover liabilities of Dreco and the Dreco Subsidiaries for all taxes, including any interest, penalties and additions to taxes of any character whatsoever applicable to Dreco and the Dreco Subsidiaries or their assets or businesses. No waiver of any statute of limitations executed by Dreco or a Dreco Subsidiary with respect to any tax is in effect for any period. Dreco has not received any notice of reassessment from Revenue Canada. There are no tax liens on any assets of Dreco or the Dreco Subsidiaries except for taxes not yet currently due and those which could not reasonably be expected to result in a Material Adverse Effect on Dreco.

     2.19 Vote Required. Except as may be provided in the Interim Order, at the Dreco Shareholders Meeting at which a quorum is present, the affirmative vote of two-thirds of the votes actually cast by all Dreco securityholders present is required to approve this Agreement, the Arrangement and the consummation of the transactions contemplated hereby. For these purposes, each Dreco Common Share carries one vote, and each Dreco Option carries the number of votes equal to the number of Dreco Common Shares subject to the Dreco Option.

     2.20 Pooling Matters. Neither Dreco nor any of its affiliates has taken or agreed to take any action that, without giving effect to any action taken or agreed to be taken by NOI or any of its affiliates, would prevent NOI from accounting for the business combination to be effected by the Arrangement as a pooling of interests.

     2.21 Brokers and Finders. Other than Credit Suisse First Boston Corporation, none of Dreco or any of the Dreco Subsidiaries nor any of their respective directors, officers or employees has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or similar payments in connection with the transactions contemplated by this Agreement. The Dreco Disclosure Letter includes a copy of Dreco's engagement letter or contract with Credit Suisse First Boston Corporation or, if there is no engagement letter or contract, a description of all material terms of Dreco's engagement arrangement with such firm.

     2.22 Disclosure. No representation or warranty made by Dreco in this Agreement or the Dreco Disclosure Letter, nor any document, written information, statement, financial statement, certificate or Exhibit prepared and furnished or to be prepared and furnished by Dreco or its representatives pursuant hereto or in connection with the transactions contemplated hereby, when taken together, contains or contained (as of the date made) any untrue statement of a material fact when made, or omits or omitted (as of the date made) to state a material fact necessary to make the statements or facts contained herein or therein not misleading in light of the circumstances under which they were made.

     2.23 Fairness and Pooling Opinions. Dreco's board of directors has received written opinions (a) from Credit Suisse First Boston Corporation that the Exchange Ratio is fair to Dreco's securityholders from a financial point of view (the "Dreco Fairness Opinion") and (b) from Coopers & Lybrand that, in accordance with United States generally accepted accounting principles and applicable rules and regulations of the SEC, after May 1997, Dreco will be a poolable entity (the "Dreco Pooling Opinion").

     2.24 Restrictions on Business Activities. There is no material agreement, judgment, injunction, order or court decree binding upon Dreco or any Dreco Subsidiary that has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Dreco or any Dreco Subsidiary, any acquisition of property by Dreco or any Dreco Subsidiary or the conduct of any business by Dreco or any Dreco Subsidiary.

                                  ARTICLE III

                     REPRESENTATIONS AND WARRANTIES OF NOI

     Except as set forth in a letter dated the date of this Agreement and delivered by NOI to Dreco concurrently herewith (the "NOI Disclosure Letter"), NOI hereby represents and warrants to, and agrees with, Dreco that:

     3.1 Organization and Standing. NOI and each body corporate, partnership, joint venture, association or other business entity of which more than 50% of the total voting power of shares of stock or units of ownership or beneficial interest entitled to vote in the election of directors (or members of a comparable governing body) is owned or controlled, directly or indirectly, by NOI (the "NOI Subsidiaries"), is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, has full requisite power and authority to carry on its business as it is currently conducted, and to own, lease and operate the properties currently owned, leased and operated by it, and is duly qualified or licensed to do business and is in good standing as a foreign corporation or organization authorized to do business in all jurisdictions in which the character of the properties owned or leased or the nature of the business conducted by it would make such qualification or licensing necessary, except where the failure to be so qualified or licensed would not have a Material Adverse Effect on NOI. The NOI Disclosure Letter sets forth a complete list of the NOI Subsidiaries, the percentage of each subsidiary's outstanding capital stock or other ownership interest owned by NOI or another NOI Subsidiary (and a description of any Encumbrance on such stock or other ownership interest) and a complete list of each jurisdiction in which each of NOI and the NOI Subsidiaries is duly qualified and in good standing to do business.

     3.2 Agreement Authorized and its Effect on Other Obligations. (a) NOI has all requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder and, subject to approval of NOI's stockholders as provided in this Agreement, to consummate the Arrangement and the other transactions contemplated by this Agreement. The execution and delivery of this Agreement by NOI and, subject to approval of NOI's stockholders as provided in this Agreement, the consummation by NOI of the Arrangement and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of NOI. This Agreement has been duly executed and delivered by NOI and is the valid and binding obligation of NOI, enforceable in accordance with its terms, except that such enforceability may be subject to (i) bankruptcy, insolvency, reorganization or other similar laws affecting or relating to enforcement of creditors' rights generally and (ii) general equitable principles, and that the consummation of the Arrangement is subject to approval of NOI's stockholders as provided in this Agreement.

     (b) Neither the execution, delivery or performance of this Agreement or the Arrangement by NOI, nor the consummation of the transactions contemplated hereby or thereby by NOI nor compliance with the provisions hereof or thereof by NOI will: (i) conflict with, or result in any violations of, the Certificate of Incorporation or bylaws of NOI or any equivalent document of any of the NOI Subsidiaries, or (ii) result in any breach of or cause a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, amendment, cancellation or acceleration of any obligation contained in, or the loss of any material benefit under, or result in the creation of any Encumbrance upon any of the material properties or assets of NOI or any of the NOI Subsidiaries under, any term, condition or provision of any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to NOI or any of the NOI Subsidiaries or their respective properties or assets, other than any such breaches, defaults, losses, or encumbrances which, individually or in the aggregate, would not have a Material Adverse Effect on NOI.

     3.3 Governmental Consents. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity, is required to be obtained by NOI or any of the NOI Subsidiaries in connection with the execution and delivery of this Agreement or the Plan of Arrangement or the consummation of the transactions contemplated hereby or thereby, except for: (i) the filing with the Commissions and the mailing to stockholders of NOI of the Joint Proxy Statement relating to the NOI Stockholders Meeting, (ii) the furnishing to the SEC of the SEC Filings; (iii) approval by the Court of the Arrangement and the filings of the articles of arrangement and other required arrangement or other documents as required by the ABCA; (iv) such filings, authorizations, orders and approvals as may be required under state "control share acquisition," "anti-takeover" or other similar statutes, any other applicable federal, provincial or state securities laws and the rules of the NYSE; (v) such filings and notifications as may be necessary under the HSR Act;
(vi) such notices and filings as may be necessary under the Investment Canada Act and under the Competition Act (Canada); and (vii) where the failure to obtain such consents, approvals, etc., would not prevent or delay the consummation of the Arrangement or otherwise prevent NOI from performing its obligations under this Agreement and would not reasonably be expected to have a Material Adverse Effect on NOI.

     3.4 Capitalization. (a) The authorized capital stock of NOI consists of 40,000,000 common shares, $.01 par value ("NOI Common Stock") and 10,000,000 shares of preferred stock, par value $.01 per share ("NOI Preferred Stock"). As of May 10, 1997, 17,874,128 shares of NOI Common Stock were issued and outstanding and no NOI Common Shares were held by NOI in its treasury. As of May 10, 1997, 141,548 shares of NOI Common Stock were reserved for issuance upon the exercise of stock options then outstanding under NOI's stock option plans, 858,452 shares of NOI Common Stock were reserved for future issuance of options under NOI's stock option plans, and 316,281 shares of NOI Common Stock were reserved for issuance under NOI's value appreciation plans. No shares of NOI Preferred Stock are issued or outstanding. All of the issued and outstanding NOI Common Stock have been duly authorized and validly issued, are fully paid and nonassessable, were not issued in violation of the terms of any agreement or other understanding binding upon NOI and were issued in compliance with all applicable charter documents of NOI and all applicable federal, state and foreign securities laws, rules and regulations. There are, and have been, no preemptive rights with respect to the issuance of the NOI Common Stock or any other capital stock of NOI.

     (b) There are no outstanding subscriptions, options, warrants, convertible securities, calls, commitments, agreements or rights (contingent or otherwise) of any character to purchase or otherwise acquire from NOI any shares of, or any securities convertible into, the capital stock of NOI.

     3.5 Securities Reports and Financial Statements. (a) NOI has filed all forms, reports and documents required to be filed by it by the SEC or pursuant to relevant United States securities statutes, regulations, policies and rules (collectively, the "NOI Securities Reports"), all of which have complied in all material respects with all applicable requirements of such statutes, regulations, policies and rules. None of the NOI Securities Reports, at the time filed or as subsequently amended, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The financial statements of NOI contained in the NOI Securities Reports complied in all material respects with the then applicable accounting requirements and the published rules and regulations of the relevant United States securities statutes with respect thereto, were prepared in accordance with United States generally accepted accounting principles applied on a consistent basis during the periods involved (except as may have been indicated in the notes thereto or, in the case of unaudited statements, as permitted by applicable laws, rules or regulations) and fairly present (subject, in the case of the unaudited statements, to normal, year-end audit adjustments) the consolidated financial position of NOI and its consolidated NOI Subsidiaries as at the respective dates thereof and the consolidated results of their operations and cash flows for the respective periods then ended. There has been no change in NOI's accounting policies or the methods of making accounting estimates or changes in estimates that are material to such financial statements, except as described in the notes thereto.

     (b) The books, records and accounts of NOI and the NOI Subsidiaries (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect in all material respects the transactions and dispositions of the assets of NOI and the NOI Subsidiaries and (iii) accurately and fairly reflect in all material respects the basis for the NOI financial statements. NOI has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that (iv) transactions are executed in accordance with management's general or specific authorization; and (v) transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with United States generally accepted accounting principles or any other criteria applicable to such statements and (B) to maintain accountability for assets.

     3.6 Liabilities. Neither NOI nor any NOI Subsidiary has any material liabilities or obligations, either accrued, absolute, contingent or otherwise, or has any knowledge of any potential material liabilities or obligations, other than those disclosed in the NOI Securities Reports or incurred in the ordinary course of business since December 31, 1996.

     3.7 Information Supplied. None of the information supplied or to be supplied by NOI for inclusion or incorporation by reference in the Joint Proxy Statement (and, if filed, the Registration Statement) will, at the time the Joint Proxy Statement is mailed to the shareholders of NOI and at the time of the NOI Stockholders Meeting (and, if filed, at the time the Registration Statement is declared effective), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement will comply as to form in all material respects with the provisions of the ABCA and applicable United States and Canadian securities laws and the rules and regulations promulgated thereunder.

     3.8 No Defaults. Neither NOI nor any NOI Subsidiary is, or has received notice that it would be with the passage of time, in default or violation of any term, condition or provision of (a) its charter documents or bylaws; (b) any judgment, decree or order applicable to it; or (c) any loan or credit agreement, note, bond, mortgage, indenture, contract, agreement, lease, license or other instrument to which NOI or any NOI Subsidiary is now a party or by which it or any of its properties or assets may be bound, except in the case of item (c) for defaults and violations which, individually or in the aggregate, would not have a Material Adverse Effect on NOI.

     3.9 Litigation; Investigations. There is no claim, action, suit or proceeding pending, or to the knowledge of NOI threatened against NOI or any of the NOI Subsidiaries, which would, if adversely determined, individually or in the aggregate, have a Material Adverse Effect on NOI, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against NOI or any of the NOI Subsidiaries having, or which, insofar as reasonably can be foreseen, in the future could have, any such effect. There is no investigation pending, or to the knowledge of NOI threatened, against NOI or any of the NOI Subsidiaries before any Governmental Entity.

     3.10 Absence of Certain Changes and Events. Other than as a result of the transactions contemplated by this Agreement, since December 31, 1996, there has not been:

          (a) Any material adverse change in the financial condition, operations, assets, liabilities or business of NOI and the NOI Subsidiaries, taken as a whole;

          (b) Any material damage, destruction, or loss to the business or properties of NOI and the NOI Subsidiaries, taken as a whole, not covered by insurance;

          (c) Any declaration, setting aside or payment of any dividend or other distribution in respect of the capital stock of NOI, or any direct or indirect redemption, purchase or any other acquisition by NOI of any such stock;

          (d) Any change in the capital stock or in the number of shares or classes of NOI's authorized or outstanding capital stock as described in
     Section 3.4 (other than as a result of exercises of options to purchase NOI Common Stock and issuances under NOI's value appreciation plans of shares of NOI Common Stock outstanding as of December 31, 1996);

          (e) Any material labor dispute or charge of unfair labor practice (other than routine individual grievances), any activity or proceeding by a labor union or, to the knowledge of NOI, by representative thereof to organize any employees of NOI or any NOI Subsidiary or any campaign being conducted to solicit authorization from employees to be represented by such labor union;

          (f) Any other event or condition known to NOI particularly pertaining to and adversely affecting the operations, assets or business of NOI or any of the NOI Subsidiaries (other than events or conditions which are of a general or industry-wide nature and of general public knowledge) which would constitute a Material Adverse Effect on NOI; or

          (g) Any material cancellation of backlog that has not been replaced by new orders.

     3.11 Additional NOI Information. The NOI Disclosure Letter contains true, complete and correct lists of the following items with respect to NOI and each of the NOI Subsidiaries, and NOI has furnished or made available to Dreco true, complete and correct copies of all documents referred to in such lists:

          (a) Each parcel of real property owned, or subject to a contract of purchase and sale, with a fair market value in excess of $1,000,000, with a description of the nature and amount of any Encumbrance thereon, and each parcel of real property leased, or subject to a lease commitment, with annual rental payments in excess of $250,000;

          (b) All material insurance policies or bonds currently maintained, including those covering properties, buildings, machinery, equipment, fixtures, employees and operations, as well as a listing of any premiums, audit adjustments or retroactive adjustments due or pending on such policies or any predecessor policies;

          (c) All contracts which involve, or may involve, aggregate payments by any party thereto of $1,000,000 or more, which are to be performed in whole or in part after the Effective Time;

          (d) All bonus, incentive compensation, deferred compensation, profit-sharing, retirement, pension, welfare, group insurance, death benefit, or other fringe benefit plans, arrangements or trust agreements;

          (e) Any collective bargaining agreements with any labor union or other representative of employees, including all amendments and supplements, and all employment and consulting agreements;

          (f) All material patents, trademarks, copyrights and other intellectual property rights owned, licensed or used and all applications therefor;

          (g) All material trade names and fictitious names used or held, whether and where such names are registered and where used;

          (h) All material long-term and short-term promissory notes, installment contracts, loan agreements, credit agreements, operating and finance leases, and any other agreements relating thereto or with respect to collateral securing the same; and

          (i) All material indebtedness, liabilities and commitments of third parties (other than NOI Subsidiaries) and as to which it is a guarantor, endorser, co-maker, surety or accommodation maker, or is contingently liable therefor (excluding liabilities as an endorser of checks and the like in the ordinary course of business) or has otherwise provided any form of financial assistance and all letters of credit, whether stand-by or documentary, issued by any third party.

     3.12 Certain Agreements. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (a) result in any payment (including severance, unemployment compensation, parachute payment, bonus or otherwise) becoming due to any director, employee or independent contractor of NOI or any of the NOI Subsidiaries (as defined in Section 3.13) under any NOI Plan (as hereinafter defined) or otherwise, (b) materially increase any benefits otherwise payable under any NOI Plan or otherwise or (c) result in the acceleration of the time of payment or vesting of any such benefits.

     3.13 Employee Benefit Plans. For purposes of Section 3.12 and this Section 3.13, NOI Subsidiaries shall include any enterprise which, with NOI, forms or formed a controlled group of corporations, a group of trades or business under common control or an affiliated service group, within the meaning of Section 414(b), (c) or (m) of the Code. All employee benefits plans covering active, former or retired employees of NOI and the NOI Subsidiaries are listed in the NOI Disclosure Letter (the "NOI Plans"). NOI has made available to Dreco true, complete and correct copies of each NOI Plan, any related trust agreement, annuity or insurance contract or other funding vehicle, if any, and summary plan descriptions and other descriptive materials furnished to participants of the plans, and each plan's most recent annual reports filed with the Internal Revenue Service, including exhibits and related financial reports, if any, and:
(a) each NOI Plan has been maintained and administered in material compliance with its terms and is, to the extent required by applicable law or contract, fully funded without having any deficit or unfunded actuarial liability; (b) all required employer contributions under any such plans have been made and the applicable funds have been funded in accordance with the terms thereof and no past service funding liabilities exist thereunder; (c) each NOI Plan that is required or intended to be qualified under applicable law or registered or approved by a governmental agency or authority has been so qualified, registered or approved by the appropriate governmental agency or authority, and nothing has occurred since the date of the last qualification, registration or approval to adversely affect, or cause, the appropriate governmental agency or authority to revoke such qualification, registration or approval; (d) to the extent applicable, the NOI Plans comply, in all material respects, with the requirements of ERISA, the Code and any other applicable tax act and other laws, and any NOI Plan intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be so qualified and nothing has occurred to cause the loss of such qualified status; (e) no NOI Plan is covered by Title IV of ERISA or Section 412 of the Code; (f) there are no pending or anticipated material claims against or otherwise involving any of the NOI Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of NOI Plan activities) has been brought against or with respect to any NOI Plan; (g) all material contributions, reserves or premium payments, required to be made as of the date hereof to the NOI Plans have been made or provided for; (h) neither NOI nor any NOI Subsidiary has incurred or reasonably expects to incur any liability under subtitle C or D of Title IV of ERISA with respect to any "single-employer plan," within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by NOI, any NOI Subsidiary or any entity which is considered one employer with NOI under Section 4001 of ERISA; (i) neither NOI nor any NOI Subsidiary has incurred or reasonably expects to incur any withdrawal liability under Subtitle E of Title IV of ERISA with respect to any "multiemployer plan," within the meaning of Section 4001(a)(3) of ERISA; and (j) neither NOI nor any NOI Subsidiary has any obligations for retiree health and life benefits under any NOI Plan, except as set forth on the NOI Disclosure Letter and there are no restrictions on the rights of NOI or any of the NOI Subsidiaries to amend or terminate any such NOI Plan without incurring any liability thereunder.

     3.14 Intellectual Property. NOI or the NOI Subsidiaries own or possess licenses to use all patents, patent applications, trademarks and service marks (including registrations and applications therefor), trade names, copyrights and written know-how, trade secrets and all other similar proprietary data and the goodwill associated therewith (collectively, the "NOI Intellectual Property") that are either material to the business of NOI or any NOI Subsidiary or that are necessary for the manufacture, use, license or sale of any services or products manufactured, used, licensed or sold by NOI and the NOI Subsidiaries. The NOI Intellectual Property is owned or licensed by NOI or the NOI Subsidiaries free and clear of any Encumbrance other than such Encumbrances as are listed in the NOI Disclosure Letter. Except in the ordinary course of business, neither NOI nor any of the NOI Subsidiaries has granted to any other person any license to use any NOI Intellectual Property. Neither NOI nor any of the NOI Subsidiaries has received any notice of infringement, misappropriation or conflict with, the intellectual property rights of others in connection with the use by NOI and the NOI Subsidiaries of the NOI Intellectual Property.

     3.15 Title to Properties. Except for goods and other property sold, used or otherwise disposed of since December 31, 1996 in the ordinary course of business for fair value, NOI has good and indefeasible title to all its properties, interests in properties and assets, real and personal, reflected in its December 31, 1996 financial statements, free and clear of any Encumbrance, except (a) Encumbrances reflected in the balance sheet of NOI as of December 31, 1996, (b) liens for current taxes not yet due and payable and (c) such imperfections of title, easements and Encumbrances, if any, as are not substantial in character, amount or extent and do not and will not materially detract from the value, or interfere with the present use, of the property subject thereto or affected thereby, or otherwise materially impair business operations. All leases pursuant to which NOI or any NOI Subsidiary leases (whether as lessee or lessor) any real or personal property are in good standing, valid, and effective; and there is not, under any such leases, any existing or prospective default or event of default or event which with notice or lapse of time, or both, would constitute a default by NOI or any NOI Subsidiary and in respect to which NOI or a NOI Subsidiary has not taken adequate steps to prevent a default from occurring. The buildings and premises of NOI and each of the NOI Subsidiaries that are used in its business are in good operating condition and repair, subject only to ordinary wear and tear. All major items of operating equipment of NOI and the NOI Subsidiaries are in good operating condition and in a state of reasonable maintenance and repair, ordinary wear and tear excepted, and are free from any known defects except as may be repaired by routine maintenance and such minor defects as do not substantially interfere with the continued use thereof in the conduct of normal operations.

     3.16 Environmental Matters. (a) There are no environmental conditions or circumstances, such as the presence or release of any hazardous substance, on any property presently or, to the knowledge of NOI, previously owned or leased by NOI or any of the NOI Subsidiaries that could reasonably be expected to result in a Material Adverse Effect on NOI;

     (b) NOI and the NOI Subsidiaries have in full force and effect all material environmental permits, licenses, approvals and other authorizations required to conduct their operations and are operating in material compliance thereunder;

     (c) NOI's and the NOI Subsidiaries' operations and the use of their assets do not violate any applicable United States or Canadian or other federal, provincial, state or local law, statute, ordinance, rule, regulation, order or notice requirement pertaining to (i) the condition or protection of air, groundwater, surface water, soil, or other environmental media, (ii) the environment, including natural resources or any activity which affects the environment or (iii) the regulation of any pollutants, contaminants, waste or other substances (whether or not hazardous or toxic), including the Applicable Environmental Laws, except for violations which, either singly or in the aggregate, would not result in a Material Adverse Effect on NOI;

     (d) To the knowledge of NOI, none of the operations or assets of NOI or any NOI Subsidiary has ever been conducted or used by NOI or any NOI Subsidiary in such a manner as to constitute a violation of any of the Applicable Environmental Laws, except for violations which, either singly or in the aggregate, would not result in a Material Adverse Effect on NOI;

     (e) No written notice has been served on NOI or any NOI Subsidiary from any entity, governmental agency or individual regarding any existing, pending or threatened investigation or inquiry related to alleged violations under any Applicable Environmental Laws, or regarding any claims for remedial obligations or contribution under any Applicable Environmental Laws, other than any of the foregoing which, either singly or in the aggregate, would not result in a Material Adverse Effect on NOI; and

     (f) NOI does not know of any reason that would preclude it from renewing or obtaining a reissuance of the permits, licenses, or other authorizations required pursuant to any Applicable Environmental Laws to operate and use any of NOI's or the NOI Subsidiaries' assets for their current purposes and uses.

     3.17 Compliance With Other Laws. Neither NOI nor any NOI Subsidiary is in violation of or in default with respect to, or in alleged violation of or alleged default with respect to any other applicable law or any applicable rule or regulation, or any writ or decree of any court or any governmental commission, board, bureau, agency or instrumentality, or delinquent with respect to any report required to be filed with any Governmental Entity, except for violations and delinquencies which, either singly or in the aggregate, do not and are not expected to result in a Material Adverse Effect on NOI.

     3.18 Taxes. Except with respect to failures which, in the aggregate, would not result in a Material Adverse Effect on NOI, proper and accurate federal, provincial, state and local income, capital, withholding, value added, sales, use, franchise, gross revenue, turnover, excise, payroll, property, employment, customs duties and any and all other tax returns, reports, and estimates have been filed with appropriate governmental agencies, domestic and foreign, by NOI and each of the NOI Subsidiaries for each period for which any returns, reports, or estimates were due (taking into account any extensions of time to file before the date hereof); all taxes shown by such returns to be payable and any other taxes due and payable have been paid other than those being contested in good faith by NOI or a NOI Subsidiary; and the tax provision reflected in NOI's financial statements is adequate, in accordance with United States generally accepted accounting principles, to cover liabilities of NOI and the NOI Subsidiaries for all taxes, including any interest, penalties and additions to taxes of any character whatsoever applicable to NOI and the NOI Subsidiaries or their assets or businesses. No waiver of any statute of limitations executed by NOI or a NOI Subsidiary with respect to any tax is in effect for any period. There are no tax liens on any assets of NOI or the NOI Subsidiaries except for taxes not yet currently due and those which could not reasonably be expected to result in a Material Adverse Effect on NOI.

     3.19 Vote Required. At a stockholders meeting at which a quorum is present, (a) the affirmative vote of the holders of a majority of the outstanding shares of NOI Common Stock cast at the meeting is required to approve the issuance of the NOI Common Stock pursuant to this Agreement upon exchange of the Exchangeable Shares and (b) the affirmative vote of the holders of a majority of the issued and outstanding shares of NOI Common Stock is necessary to approve the NOI Restated Charter.

     3.20 Pooling Matters. Neither NOI nor any of its affiliates has taken or agreed to take any action that, without giving effect to any action taken or agreed to be taken by Dreco or any of its affiliates, would prevent NOI from accounting for the business combination to be effected by the Arrangement as a pooling of interests.

     3.21 Brokers and Finders. Other than Merrill Lynch & Co. in accordance with the terms of its engagement letter dated April 20, 1997, a copy of which has previously been provided to Dreco, none of NOI or any of the NOI Subsidiaries nor any of their respective directors, officers or employees has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or similar payments in connection with the transactions contemplated by this Agreement.

     3.22 Disclosure. No representation or warranty made by NOI in this Agreement or the NOI Disclosure Letter, nor any document, written information, statement, financial statement, certificate or Exhibit prepared and furnished or to be prepared and furnished by NOI or its representatives pursuant hereto or in connection with the transactions contemplated hereby, when taken together, contains or contained (as of the date made) any untrue statement of a material fact when made, or omits or omitted (as the case may be) to state a material fact necessary to make the statements or facts contained herein or therein not misleading in light of the circumstances under which they were made.

     3.23 Fairness and Pooling Opinions. NOI's board of directors has received written opinions (a) from Merrill Lynch & Co. that the Exchange Ratio is fair to NOI from a financial point of view (the "NOI Fairness Opinion") and (b) from Ernst & Young LLP that, in accordance with United States generally accepted accounting principles and applicable rules and regulations of the SEC, NOI is a poolable entity and after May 1997 the Arrangement should be treated as a "pooling of interests" for accounting purposes (the "NOI Pooling Opinion").

     3.24 Restrictions on Business Activities. There is no material agreement, judgment, injunction, order or court decree binding upon NOI or any NOI Subsidiary that has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of NOI or any NOI Subsidiary, any acquisition of property by NOI or any NOI Subsidiary or the conduct of any business by NOI or any NOI Subsidiary.

                                   ARTICLE IV

                       OBLIGATIONS PENDING EFFECTIVE DATE

     4.1 Agreements of NOI and Dreco. NOI and Dreco agree to take the following actions after the date hereof:

          (a) Each party will promptly execute and file or join in the execution and filing of any application or other document that may be necessary in order to obtain the authorization, approval or consent of any Governmental Entity which may be reasonably required, or which the other party may reasonably request, in connection with the consummation of the transactions contemplated by this Agreement. Each party will use its reasonable best efforts to promptly obtain such authorizations, approvals and consents. Without limiting the generality of the foregoing, as promptly as practicable after the execution of this Agreement, each party shall make all required filings under the HSR Act and shall make such filings as are necessary under the Investment Canada Act and the Competition Act (Canada);

          (b) Each party will allow the other and its agents reasonable access to the files, books, records and offices of itself and its subsidiaries, including any and all information relating to such party's tax matters, contracts, leases, licenses and real, personal and intangible property and financial condition. Each party will cause its accountants to cooperate with the other in making available to the other party all financial information reasonably requested, including the right to examine all working papers pertaining to tax matters and financial statements prepared or audited by such accountants;

          (c) NOI and Dreco shall cooperate in the preparation and prompt filing of the Joint Proxy Statement (and, if required, the Registration Statement) with the SEC;

          (d) Each of NOI and Dreco will promptly notify the other in writing
     (i) of any event occurring subsequent to the date of this Agreement which would render any representation and warranty of such party contained in this Agreement untrue or inaccurate in any material respect, (ii) of any Material

     Adverse Effect on such party and (iii) of any breach by such party of any material covenant or agreement contained in this Agreement; and

          (e) During the term of this Agreement, each of NOI and Dreco will use its reasonable best efforts to satisfy or cause to be satisfied all the conditions precedent that are set forth in Article V hereof, and each of NOI and Dreco will use its reasonable best efforts to cause the Arrangement and the other transactions contemplated by this Agreement to be consummated.

     4.2 Additional Agreements of Dreco. Dreco agrees that, except as expressly contemplated by this Agreement or as otherwise agreed to in writing by NOI or as set forth in the Dreco Disclosure Letter, from the date hereof to the Effective Date it will, and will cause each of the Dreco Subsidiaries to:

          (a) Other than as contemplated by this Agreement, operate its business only in the usual, regular and ordinary manner so as to maintain the goodwill it now enjoys and, to the extent consistent with such operation, use all commercially reasonable efforts to preserve intact its present business organization, keep available the services of its present officers and employees, and preserve its relationships with customers, suppliers, distributors and others having business dealings with it;

          (b) Maintain all of its property and assets in customary repair, order, and condition, reasonable wear and use and damage by fire or unavoidable casualty excepted;

          (c) Maintain its books of account and records in the usual, regular and ordinary manner, in accordance with generally accepted accounting principles applied on a consistent basis;

          (d) Duly comply in all material respects with all laws applicable to it and to the conduct of its business;

          (e) Not (i) enter into any contracts of employment which (A) cannot be terminated on notice of 14 days or less or (B) provide for any severance payments or benefits covering a period beyond the termination date of such employment contract, except as may be required by law or (ii) amend any employee benefit plan or stock option plan, except as may be required for compliance with this Agreement or applicable law;

          (f) Not incur any borrowings except (i) the refinancing of indebtedness now outstanding or additional borrowings under its existing revolving credit facilities, (ii) the prepayment by customers of amounts due or to become due for goods sold or services rendered or to be rendered in the future, (iii) trade payables incurred in the ordinary course of business or (iv) other borrowings incurred in the ordinary course of business to finance normal operations;

          (g) Not enter into commitments of a capital expenditure nature or incur any contingent liability which would exceed $2,000,000, in the aggregate, except (i) as may be necessary for the maintenance of existing facilities, machinery and equipment in good operating condition and repair in the ordinary course of business or (ii) as may be required by law;

          (h) Not sell, dispose of, or encumber, any property or assets, except
     (i) in the ordinary course of business or (ii) as may be reasonably required in connection with borrowings under Section 4.2(f);

          (i) Maintain insurance upon all its properties and with respect to the conduct of its business of such kinds and in such amounts as is customary in the type of business in which it is engaged, but not less than that presently carried by it;

          (j) Not amend its charter documents or bylaws or other organizational documents or merge or consolidate with or into any other corporation or change in any manner the rights of its capital stock or the character of its business;

          (k) Not issue or sell (except upon the exercise of outstanding options), or issue options or rights to subscribe to, or enter into any contract or commitment to issue or sell, any shares of its capital stock or subdivide or in any way reclassify any shares of its capital stock, or acquire, or agree to acquire, any shares of its capital stock;

          (l) Not declare or pay any dividend on shares of its capital stock or make any other distribution of assets to the holders thereof;

          (m) Deliver to NOI, within 45 days after the end of each fiscal quarter of Dreco beginning May 31, 1997, and through the Effective Date, unaudited consolidated balance sheets and related unaudited statements of income, retained earnings and cash flows as of the end of each fiscal quarter of Dreco, and as of the corresponding fiscal quarter of the previous fiscal year. Dreco hereby represents and warrants that such unaudited consolidated financial statements shall (i) be complete in all material respects except for the omission of notes and schedules contained in audited financial statements, (ii) present fairly in all material respects the financial condition of Dreco as at the dates indicated and the results of operations for the respective periods indicated, (iii) shall have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis, except as noted therein and (iv) shall contain all adjustments which Dreco considers necessary for a fair presentation of its results for each respective fiscal period; and

          (n) Without the prior written consent of NOI, from and after the date hereof, Dreco and the Dreco Subsidiaries will not, and will not authorize or permit any of their officers, directors, employees, financial advisors, representatives and agents ("Representatives") to, directly or indirectly, solicit, initiate or encourage (including by way of furnishing information) or take any other action to facilitate any inquiries or the making of any proposal which constitutes or may reasonably be expected to lead to an Acquisition Proposal (as defined herein) from any person, or engage in any discussion or negotiations relating thereto or accept any Acquisition Proposal; provided, however, that notwithstanding any other provision hereof, Dreco may (i) at any time prior to the time Dreco's shareholders shall have voted to approve the Plan of Arrangement and the other transactions contemplated thereby, engage in discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, by Dreco, any Dreco Subsidiary or the Representatives after the date hereof) seeks to initiate such discussions or negotiations and may furnish such third party information concerning Dreco and its business, properties and assets if, and only to the extent that, (A) the third party has first made an Acquisition Proposal that is financially superior to the transactions contemplated by this Agreement and has demonstrated that the funds or other consideration necessary for the Acquisition Proposal are reasonably likely to be available (as determined in good faith in each case by Dreco's board of directors after receiving the written advice of its financial advisors) (a "Superior Proposal") and Dreco's board of directors shall conclude in good faith, after considering applicable law and receiving the written advice of outside counsel that such action is necessary for the board of directors to act in a manner consistent with its fiduciary duties under applicable law, and (B) prior to furnishing such information to or entering into discussions or negotiations with such person or entity, Dreco provides prompt notice to NOI to the effect that it is furnishing information to or entering into discussions or negotiations with such person or entity and receives from such person or entity an executed confidentiality agreement in reasonably customary form, (ii) comply with Rules 14d-9 and 14e-2 promulgated under the Exchange Act with regard to a tender or exchange offer and similar rules under applicable Canadian securities laws relating to the provision of directors' circulars, and make appropriate disclosure with respect thereto to Dreco's shareholders and (iii) accept a Superior Proposal from a third party, but only (in the case of this clause (iii)) if prior to such acceptance Dreco terminates this Agreement in accordance with Sections 6.1(i) and 6.4. Dreco shall immediately cease and terminate any existing solicitation, initiation, encouragement, activity, discussion or negotiation with any parties conducted heretofore by Dreco, any Dreco Subsidiary or their Representatives with respect to an Acquisition Proposal. Dreco shall notify NOI orally and in writing of any inquiries, offers or proposals with respect to an Acquisition Proposal (including without limitation the terms and conditions of any such proposal, the identity of the person making it and all other information reasonably requested by NOI), within 24 hours of the receipt thereof, shall keep NOI informed of the status and details of any such inquiry, offer or proposal and answer NOI's questions with respect thereto, and shall give NOI five days' advance notice of any agreement to be entered into with, or any information to be supplied to, any person making such inquiry, offer or proposal. As used herein, "Acquisition Proposal" shall mean a proposal or offer (other than by NOI) to acquire beneficial ownership (as defined under Rule 13(d) of the Exchange Act) of all or a material portion of the assets of, or any material equity interest in, Dreco or its material Subsidiaries pursuant to a merger, consolidation or other business combination, by means of a sale of shares of capital stock, sale of assets, tender offer or exchange offer or similar transaction involving Dreco or its material Subsidiaries including without limitation any single or multi-step transaction or series of related transactions which is structured to permit such third party to acquire beneficial ownership or any material portion of the assets of, or any material portion of the equity interest in, Dreco or its material Subsidiaries (other than the transactions contemplated by this Agreement), provided however, in no event shall an underwritten public or private sale of Dreco Common shares (aggregating less than 50% of the currently issued and outstanding Dreco Common Shares), which is not made in connection with a merger, consolidation or other business combination, be deemed to be an Acquisition Proposal.

     4.3 Additional Agreements of NOI. NOI agrees that, except as expressly contemplated by this Agreement or otherwise agreed to in writing by Dreco or as set forth in the NOI Disclosure Letter, from the date hereof to the Effective Date it will, and will cause each of the NOI Subsidiaries to:

          (a) Other than as contemplated by this Agreement, operate its business only in the usual, regular, and ordinary manner so as to maintain the goodwill it now enjoys and, to the extent consistent with such operation, use all commercially reasonable efforts to preserve intact its present business organization, keep available the services of its present officers and employees, and preserve its relationships with customers, suppliers, distributors, and others having business dealings with it;

          (b) Maintain all of its property and assets in customary repair, order, and condition, reasonable wear and use and damage by fire or unavoidable casualty excepted;

          (c) Maintain its books of account and records in the usual, regular, and ordinary manner, in accordance with generally accepted accounting principles applied on a consistent basis;

          (d) Duly comply in all material respects with all laws applicable to it and to the conduct of its business;

          (e) Not (i) enter into any contracts of employment which (A) cannot be terminated on notice of 14 days or less or (B) provide for any severance payments or benefits covering a period beyond the termination date of such employment contract, except as may be required by law or (ii) amend any employee benefit plan or stock option plan, except as may be required for compliance with this Agreement or applicable law;

          (f) Not incur any borrowings except (i) the refinancing of indebtedness now outstanding or additional borrowings under its existing revolving credit facilities, (ii) the prepayment by customers of amounts due or to become due for goods sold or services rendered or to be rendered in the future, (iii) trade payables incurred in the ordinary course of business or (iv) other borrowings incurred in the ordinary course of business to finance normal operations;

          (g) Not enter into commitments of a capital expenditure nature or incur any contingent liability which would exceed $2,000,000, in the aggregate, except (i) as may be necessary for the maintenance of existing facilities, machinery and equipment in good operating condition and repair in the ordinary course of business or (ii) as may be required by law;

          (h) Not sell, dispose of, or encumber, any property or assets, except
     (i) in the ordinary course of business or (ii) as may be reasonably required in connection with borrowings under Section 4.3(f);

          (i) Maintain insurance upon all its properties and with respect to the conduct of its business of such kinds and in such amounts as is customary in the type of business in which it is engaged, but not less than that presently carried by it;

          (j) Not amend its charter documents or bylaws or other organizational documents or merge or consolidate with or into any other corporation or change in any manner the rights of its capital stock or the character of its business;

          (k) Not issue or sell (except upon the exercise of outstanding options or warrants), or issue options or rights to subscribe to, or enter into any contract or commitment to issue or sell, any shares of its capital stock or subdivide or in any way reclassify any shares of its capital stock, or acquire, or agree to acquire, any shares of its capital stock;

          (l) Not declare or pay any dividend on shares of its capital stock or make any other distribution of assets to the holders thereof;

          (m) Deliver to Dreco, within 45 days after the end of each fiscal quarter of NOI beginning June 30, 1997, and through the Effective Date, unaudited consolidated balance sheets and related unaudited statements of income, retained earnings and cash flows as of the end of each fiscal quarter of NOI, and as of the corresponding fiscal quarter of the previous fiscal year. NOI hereby represents and warrants that such unaudited consolidated financial statements shall (i) be complete in all material respects except for the omission of notes and schedules contained in audited financial statements, (ii) present fairly in all material respects the financial condition of NOI as at the dates indicated and the results of operations for the respective periods indicated, (iii) shall have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis, except as noted therein and (iv) shall contain all adjustments which NOI considers necessary for a fair presentation of its results for each respective fiscal period;

          (n) Use its reasonable best efforts to cause (i) the shares of NOI Common Stock to be issued from time to time after the Effective Time upon exchange of the Exchangeable Shares to be listed upon the Closing on the NYSE and (ii) with the cooperation and assistance of Dreco, the Exchangeable Shares to be listed on a mutually acceptable Canadian stock exchange.

     4.4 Public Announcements. Neither NOI nor Dreco, nor any of their respective affiliates, shall issue or cause the publication of any press release or other public announcement with respect to this Agreement, the Arrangement or the other transactions contemplated hereby without the prior consent of the other party, except as may be required by law or by any listing agreement with a national securities exchange.

     4.5 Comfort Letters. (a) Dreco shall use its reasonable best efforts to cause to be delivered to NOI a letter (the "Dreco Comfort Letter") of Coopers & Lybrand addressed to NOI and dated as of a date within five days before the earlier of (i) the date the Joint Proxy Statement is first mailed to each company's respective securityholders, and (ii) if a Registration Statement is required, the date on which the Registration Statement shall become effective, in form and substance reasonably satisfactory to NOI and customary in scope and substance for "comfort" letters delivered by independent public accountants in connection with proxy statements and registration statements similar to the Joint Proxy Statement and, if required, the Registration Statement.

     (b) NOI shall use its reasonable best efforts to cause to be delivered to Dreco a letter (the "NOI Comfort Letter") of Ernst & Young LLP addressed to Dreco and dated as of a date within five days before the earlier of (i) the date the Joint Proxy Statement is first mailed to each company's respective securityholders, and (ii) if a Registration Statement is required, the date on which the Registration Statement shall become effective, in form and substance reasonably satisfactory to Dreco and customary in scope and substance for "comfort" letters delivered by independent public accountants in connection with proxy statements and registration statements similar to the Joint Proxy Statement and, if required, the Registration Statement.

     4.6 Board of Directors. The board of directors of NOI will take action prior to the Effective Time to cause the number of directors comprising the full board of directors of NOI to be increased to nine persons, and two persons designated by the Dreco board of directors (which designations shall be subject to the approval of a majority of NOI's directors at that time) shall be elected to the board of directors of NOI by the NOI board of directors effective at the Effective Time, such increase in number and such election to be subject to the consummation of the Closing. If prior to the Effective Time any Dreco designee for director shall decline or be unable to serve as a director of NOI, Dreco's board of directors shall designate another person to serve in such person's stead, subject to the approval of a majority of NOI's directors at that time.

                                   ARTICLE V

                      CONDITIONS PRECEDENT TO OBLIGATIONS

     5.1 Conditions Precedent to Obligations of Each Party. The obligations of each party to consummate and effect the transactions contemplated hereunder shall be subject to the satisfaction or waiver before the Effective Date of the following conditions:

          (a) Consents of Certain Parties in Privity. NOI and Dreco shall have received all written consents, assignments, waivers, authorizations or other certificates necessary to provide for the continuation in full force and effect of all their material contracts and leases and for them to consummate the transactions contemplated hereby, except when the failure to receive such consents or other certificates would not have a Material Adverse Effect on NOI or Dreco;

          (b) Securityholder Approval. This Agreement, the Arrangement and the other transactions contemplated hereby shall have been approved and adopted by the Dreco securityholders in accordance with applicable law and Dreco's articles of amalgamation and bylaws, and Dreco shall not have received on or prior to the Effective Time notice from the holders of more than 10% of the issued and outstanding Dreco Common Shares of their intention to exercise their rights of dissent under section 184 of the ABCA;

          (c) No Legal Action. No order shall have been entered and remain in effect in any action or proceeding before any Governmental Entity that would prevent or make illegal the consummation of the Arrangement;

          (d) Court Approval. The Court shall have issued its final order approving the Arrangement in form and substance reasonably satisfactory to NOI and Dreco and reflecting the terms hereof;

          (e) Commissions, etc. All necessary orders shall have been obtained from the Commissions and other relevant United States and Canadian securities regulatory authorities in connection with the Arrangement. All waiting periods required by HSR shall have expired with respect to the transactions contemplated by this Agreement, or early termination with respect thereto shall have been obtained, without the imposition of any governmental request or order requiring the sale or disposition or holding separate (through a trust or otherwise) of a material portion of the assets or businesses of Dreco or NOI. NOI and Dreco shall each have filed all notices and information (if any) required under Part IX of the Competition Act (Canada) and the applicable waiting periods and any extensions thereof shall have expired or the parties shall have received an Advance Ruling Certificate pursuant to Section 102 of the Competition Act (Canada) setting out that the Director under such Act is satisfied he would not have sufficient grounds on which to apply for an order in respect of the Arrangement. The Arrangement shall have received the allowance or approval or deemed allowance or approval by the responsible Minister under the Investment Canada Act in respect of the Arrangement, to the extent such allowance or approval is required, on terms and conditions satisfactory to the parties;

          (f) SEC Matters. The Registration Statement, if required, shall have been declared effective under the Securities Act on or before the mailing to securityholders entitled to vote of NOI and Dreco of the Joint Proxy Statement and, if a shelf Registration Statement is required by the SEC, the shelf Registration Statement shall have been declared effective under the Securities Act on or before the Effective Date, and in both cases at their effective dates and on the Closing Date the Registration Statements shall not be the subject of any stop-order or proceedings seeking a stop-order, and the Joint Proxy Statement shall on the Closing Date not be subject to any similar proceedings commenced or threatened by the SEC or the Commissions. In addition, the No Action Request, as it relates to the exemption from registration of the Exchangeable Shares to be issued to Dreco's shareholders, shall have received a favorable response from the SEC; and

          (g) Listings. The NOI Common Stock to be issued from time to time after the Effective Time upon exchange of the Exchangeable Shares shall have been approved for listing on the NYSE, and the

     Exchangeable Shares shall be listed on a reasonably acceptable Canadian stock exchange, in each case subject only to notice of issuance.

     5.2 Conditions Precedent to Obligations of Dreco. The obligations of Dreco to consummate and effect the transactions contemplated hereunder shall be subject to the satisfaction or waiver on or before the Effective Date of the following conditions:

          (a) Representations and Warranties. The representations and warranties of NOI contained in this Agreement shall be true and correct on the date hereof and (except to the extent such representations and warranties speak as of a date earlier than the date hereof) shall also be true and correct on and as of the Effective Date, with the same force and effect as if made on and as of the Effective Date; provided, however, that for purposes of this Section 5.2(a) only, such representations and warranties shall be deemed to be true and correct as of the Effective Date unless the failure or failures of such representations and warranties to be so true and correct (without regard to materiality qualifiers contained therein), individually or in the aggregate, results or would reasonably be expected to result in a Material Adverse Effect on Dreco or NOI (only after including its ownership of Dreco and the Dreco Subsidiaries after the Arrangement);

          (b) Covenants. NOI shall have performed and complied with all covenants required by this Agreement to be performed or complied with, in all material respects, by NOI on or before the Effective Date;

          (c) Certificate. NOI shall have delivered to Dreco a certificate, dated the Effective Date and signed by its chief executive officer and its chief financial officer, to the effect set forth in Sections 5.2(a) and
     (b);

          (d) Opinion of NOI Counsel. Dreco shall have received opinions, dated as of the Effective Date, from Morgan, Lewis & Bockius LLP, United States counsel for NOI, and from Stikeman, Elliott, Canadian counsel for NOI, each in form and substance reasonably satisfactory to Dreco;

          (e) Tax Opinion. Dreco shall have received an opinion in form and substance reasonably satisfactory to Dreco of Blake, Cassels & Graydon, Canadian tax counsel for Dreco, to the effect that the Arrangement will be generally treated for Canadian federal income tax purposes as a reorganization of capital for those Dreco shareholders who hold their Dreco Common Shares as capital property for purposes of the ITA;

          (f) Fairness Opinion. The Dreco Fairness Opinion shall have been confirmed by Credit Suisse First Boston Corporation in writing to Dreco's board of directors as of the date the Joint Proxy Statement was first mailed to the securityholders of Dreco and shall not have subsequently been withdrawn;

          (g) Pooling Matters. The Dreco Pooling Opinion shall have been confirmed by Coopers & Lybrand in writing to Dreco's board of directors on the Effective Date. In addition, no event shall have occurred which would establish with reasonable certainty that the Arrangement would not be treated as a "pooling of interests" for accounting purposes;

          (h) Comfort Letter. Dreco shall have received the NOI Comfort Letter and an additional letter from Ernst & Young LLP, dated the Effective Date, in form and substance reasonably satisfactory to Dreco, stating that nothing has come to their attention, as of a date no earlier than five days prior to the Effective Date, which would require any change in the NOI Comfort Letter if it were required to be dated and delivered on the Effective Date;

          (i) Affiliates Agreements. NOI shall have furnished copies to Dreco of the NOI affiliates agreements referred to Section 7.6(b); and

          (j) Certificates and Resolutions. Dreco shall have received such other certificates and resolutions of NOI as may be reasonably required in connection with the consummation of the transactions contemplated by this Agreement.

     5.3 Conditions Precedent to Obligations of NOI. The obligations of NOI to consummate and effect the transactions contemplated hereunder shall be subject to the satisfaction or waiver on or before the Effective Date of the following conditions:

          (a) Representations and Warranties. The representations and warranties of Dreco contained in this Agreement shall be true and correct on the date hereof and (except to the extent such representations and warranties speak as of a date earlier than the date hereof) shall also be true and correct on and as of the Effective Date, with the same force and effect as if made on and as of the Effective Date; provided, however, that for purposes of this Section 5.3(a) only, such representations and warranties shall be deemed to be true and correct as of the Effective Date unless the failure or failures of such representations and warranties to be so true and correct (without regard to materiality qualifiers contained therein), individually or in the aggregate, results or would reasonably be expected to result in a Material Adverse Effect on NOI (either with or without including its ownership of Dreco and the Dreco Subsidiaries after the Arrangement);

          (b) Covenants. Dreco shall have performed and complied with all covenants required by this Agreement to be performed or complied with, in all material respects, by Dreco on or before the Effective Date;

          (c) Certificate. Dreco shall have delivered to NOI a certificate, dated the Effective Date and signed by its chief executive officer and its chief financial officer, to the effect set forth in Sections 5.3 (a) and
     (b);

        (d) Opinion of Dreco Counsel. NOI shall have received opinions, dated as of the Effective Date, from Fulbright & Jaworski L.L.P., United States counsel for Dreco, and from Blake, Cassels & Graydon, Canadian counsel for Dreco, each in form and substance reasonably satisfactory to Dreco;

          (e) Fairness Opinion. The NOI Fairness Opinion shall have been confirmed by Merrill Lynch & Co. in writing to NOI's board of directors as of the date the Joint Proxy Statement was first mailed to the stockholders of NOI and shall not have subsequently been withdrawn;

          (f) Pooling Matters. The NOI Pooling Opinion shall have been confirmed by Ernst & Young LLP in writing to NOI's board of directors on the Effective Date. In addition, no event shall have occurred which would establish with reasonable certainty that the Arrangement would not be treated as a "pooling of interests" for accounting purposes;

          (g) Redemption of Rights. Dreco shall have given a binding notice of redemption or termination of the Rights (as therein defined) under the Rights Agreement in accordance with Section 5.1 of the Rights Agreement, and shall have taken any other action required under the Rights Agreement and applicable law such that the only right at the Effective Time and thereafter of the holders of Rights shall be to receive the Redemption Price (as defined in the Rights Agreement) for each Right so held;

          (h) Comfort Letter. NOI shall have received the Dreco Comfort Letter and an additional letter from Coopers & Lybrand, dated the Effective Date, in form and substance reasonably satisfactory to NOI, stating that nothing has come to their attention, as of a date no earlier than five days prior to the Effective Date, which would require any change in the Dreco Comfort Letter if it were required to be dated and delivered on the Effective Date;

          (i) Affiliates Agreements. Dreco shall have furnished copies to NOI of the Dreco affiliates agreements referred to Section 7.6(a); and

          (j) Certificates and Resolutions. NOI shall have received such other certificates and resolutions of Dreco as may be reasonably required in connection with the consummation of this Agreement.

                                   ARTICLE VI

                                  TERMINATION

     6.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the transactions contemplated hereby by the securityholders entitled to vote of NOI or Dreco, as follows:

          (a) by mutual agreement of Dreco and NOI;

          (b) by Dreco, if there has been a breach by NOI of any representation, warranty, covenant or agreement set forth in this Agreement on the part of NOI, or if any representation or warranty of NOI shall have become untrue, in either case which has or can reasonably be expected to have a Material Adverse Effect on NOI, and which NOI fails to cure within 15 business days after written notice thereof from Dreco (except that no cure period shall be provided for a breach by NOI which by its nature cannot be cured);

          (c) by NOI, if there has been a breach by Dreco of any representation, warranty, covenant or agreement set forth in this Agreement on the part of Dreco, or if any representation or warranty of Dreco shall have become untrue, in either case which has or can reasonably be expected to have a Material Adverse Effect on Dreco, and which Dreco fails to cure within 15 business days after written notice thereof from NOI (except that no cure period shall be provided for a breach by Dreco which by its nature cannot be cured);

          (d) by either party, if all the conditions for Closing the Arrangement shall not have been satisfied or waived on or before 5:00 p.m., Houston, Texas time on October 31, 1997, other than as a result of a breach of this Agreement by the terminating party;

          (e) by either party (i) if the securityholders of Dreco do not approve the Arrangement (and the other matters to be approved at such meeting as provided in Section 7.1 hereof) at the Dreco Shareholders Meeting, or (ii) if the stockholders of NOI do not approve at the NOI Stockholders Meeting the issuance of NOI Common Stock issuable upon the exchange of the Exchangeable Shares (and the other matters to be approved at such meeting as provided in Section 7.1 hereof);

          (f) by either party if a final and non-appealable order shall have been entered in any action or proceeding before any Governmental Entity that prevents or makes illegal the consummation of the Arrangement;

          (g) by NOI if the Dreco board of directors or any committee of the Dreco board of directors (i) shall withdraw or modify in any adverse manner its approval or recommendation of this Agreement, the Arrangement and the other transactions contemplated hereby, (ii) within ten days after NOI's request, shall fail to reaffirm such approval or recommendation, (iii) shall approve or recommend any Acquisition Proposal, other than with NOI or an affiliate thereof, or (iv) shall resolve to take any of the actions specified in this Section 6.1(g);

          (h) by Dreco if the NOI board of directors or any committee of the NOI board of directors (i) shall withdraw or modify in any adverse manner its approval or recommendation of this Agreement, the Arrangement and the other transactions contemplated hereby, (ii) within ten days after Dreco's request, shall fail to reaffirm such approval or recommendation or (iii) shall resolve to take any of the actions specified in this Section 6.1(h);

          (i) by Dreco, prior to the approval of this Agreement, the Arrangement and the other transactions contemplated hereby by the securityholders of Dreco, upon five days' prior notice to NOI, if, as a result of a Superior Proposal by a party other than NOI or any of its affiliates, Dreco's board of directors determines in good faith that their fiduciary obligations under applicable law require that such Superior Proposal be accepted; provided, however, that (i) Dreco's board of directors shall have concluded in good faith, after considering provisions of applicable law and after giving effect to all concessions which may be offered by NOI pursuant to clause (ii) below, after receiving the written advice of outside counsel, that such action is necessary for Dreco's board of directors to act in a manner consistent with its fiduciary duties under applicable law and (iii) prior to any such termination and prior to accepting, or entering into any agreement regarding, the Superior Proposal Dreco shall provide NOI (for at least five days) an opportunity to amend this Agreement to provide for terms substantially similar to those included in the Superior Proposal, and in addition Dreco shall, and shall cause its respective financial and legal advisors to, negotiate in good faith with NOI to make such adjustments in the terms and conditions of this Agreement as would enable Dreco to proceed with the transactions contemplated hereby. In the event this Agreement is amended as provided above (including without limitation if NOI and Dreco agree to mutually acceptable adjustments as provided above), then Dreco shall not enter into any agreement regarding the Superior Proposal;

          (j) by either party, if NOI shall have approved, or agreed to or announced any agreement to effect, any transaction that would result in any person, who is not currently a NOI stockholder, acquiring beneficial ownership of more than 50% of the issued and outstanding capital stock of NOI; or

          (k) by Dreco, in the circumstances contemplated by Section 1.2(b).

     6.2  Notice of Termination. Any termination of this Agreement under Section
6.1 above will be effected by the delivery of written notice by the terminating party to the other party hereto.

     6.3 Effect of Termination. Subject to Section 6.4, in the event of termination of this Agreement by either Dreco or NOI pursuant to Section 6.1, this Agreement shall forthwith become void and have no effect, and there shall be no liability or obligation on the part of NOI or Dreco or their respective officers or directors, except that (i) the provisions of the Confidentiality Agreement dated April 30, 1997 shall survive any such termination and abandonment, and (ii) no party shall be released or relieved from any liability arising from the willful breach by such party of any of its representations, warranties, covenants or agreements as set forth in this Agreement.

     6.4 Termination Fee. (a) If this Agreement is terminated (i) by Dreco pursuant to Section 6.1(b), or (ii) by either party pursuant to Section 6.1(e)(ii), then NOI shall pay to Dreco a cash termination fee of $2,500,000 at the time of such termination.

     (b) If this Agreement is terminated (i) by NOI pursuant to Section 6.1(c), or (ii) by either party pursuant to Section 6.1(e)(i), then Dreco shall pay to NOI a cash termination fee of $2,500,000 at the time of such termination, and an additional cash termination fee of $9,500,000 if within 12 months of such termination Dreco enters into a definitive agreement with respect to an Acquisition Proposal (other than with NOI or any of its affiliates), or announces an Acquisition Proposal within such 12 month period and enters into a definitive agreement in respect thereof within 18 months of such termination.

     (c) If this Agreement is terminated by NOI pursuant to Section 6.1(g) or by Dreco pursuant to Section 6.1(i), then Dreco shall pay to NOI upon such termination a cash termination fee of $12,000,000 at the time of such termination.

     (d) If this Agreement is terminated by Dreco pursuant to Section 6.1(h) or by NOI pursuant to Section 6.1(j), then NOI shall pay to Dreco upon such termination a cash termination fee of $12,000,000 at the time of such termination.

     (e) NOI and Dreco each agree that the agreements contained in Sections 6.4(a) through 6.4(d) are an integral part of the transactions contemplated by this Agreement. If either party fails to promptly pay the other party any fee due under such Sections 6.4(a) through 6.4(d), it shall pay the other party's costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on the amount of any unpaid fee at the publicly announced prime rate of Wells Fargo Bank, N.A. from the date such fee was first due.

                                  ARTICLE VII

                             ADDITIONAL AGREEMENTS

     NOI and Dreco each agree to take the following actions after the execution of this Agreement.

     7.1 Meetings. Dreco and NOI shall each duly call a meeting of its securityholders entitled to vote to be held within 45 days after the SEC has indicated that it has no further comments on the Joint Proxy Statement for the purpose of (a) in the case of Dreco, voting upon (i) the Plan of Arrangement and the transactions contemplated hereby and thereby, and (b) in the case of NOI, voting upon (i) a proposal to approve the issuance of such number of shares of NOI Common Stock as are necessary to consummate the Arrangement, (ii) a proposal to adopt the NOI Restated Charter and (iii) such other matters relating to the Arrangement, if any, as shall be legally required in the reasonable opinion of NOI; and each shall, subject to Section 4.2(n) in the case of Dreco, through its board of directors, recommend to its securityholders approval of such matters and shall coordinate and cooperate with respect to the timing of such meetings.

     7.2 The Closing. Subject to the termination of this Agreement as provided in Article VI, the Closing of the transactions contemplated by this Agreement (the "Closing") will take place at the offices of
National-Oilwell, Inc., 5555 San Felipe, Houston, Texas 77210 on a date (the "Closing Date") and at a time to be mutually agreed upon by the parties, which date shall be no later than the first business day after all conditions to Closing set forth herein shall have been satisfied or waived, unless another place, time and date is mutually selected by Dreco and NOI. Concurrently with the Closing, the Plan of Arrangement will be filed with the Registrar under the ABCA.

     7.3  Ancillary Documents/Reservation of Shares.

     (a) Provided all other conditions of this Agreement have been satisfied or waived, Dreco shall, on the Closing Date, file Articles of Arrangement pursuant to Part 15 of the ABCA to give effect to the Plan of Arrangement, such Articles of Arrangement to contain share conditions for Exchangeable Shares substantially in the form of those contained in Exhibit A.

     (b) On the Effective Date:

          (i) NOI shall execute and deliver a Support Agreement containing the terms and conditions set forth in Exhibit C, together with such other terms and conditions as may be agreed to by the parties hereto acting reasonably;

          (ii) NOI, Dreco and a Canadian trust company to be mutually agreeable to NOI and Dreco, acting reasonably, shall execute and deliver a Voting and Exchange Trust Agreement containing the terms and conditions set forth in Exhibit D, together with such other terms and conditions as may be agreed to by the parties hereto acting reasonably; and

          (iii) NOI shall file with the Secretary of State of Delaware a Restated Certificate of Incorporation which shall be in substantially the form set forth in Exhibit B.

     (c) On or before the Effective Date, NOI will reserve for issuance such number of shares of NOI Common Stock as shall be necessary to give effect to the exchanges and assumptions or exchanges of options contemplated hereby.

     7.4 Conversion of Options. Promptly after the Effective Time, NOI will notify in writing each holder of a Dreco Option of the conversion of such Dreco Option for an option to purchase NOI Common Stock in accordance with Section 1.1(j) hereof.

     7.5  Indemnification and Related Matters.

     (a) NOI agrees that all rights to indemnification existing in favor of the present or former directors and officers of Dreco (as such) or any of the Dreco Subsidiaries or present or former directors and officers (as such) of Dreco or any of the Dreco Subsidiaries serving or who served at Dreco's or any of the Dreco Subsidiaries' request as a director, officer, employee, agent or representative of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise (each such present or former director or officer of Dreco or any of the Dreco Subsidiaries, an "Indemnified Party"), as provided in Dreco's charter or bylaws or similar documents of any of the Dreco Subsidiaries in effect as of the date hereof with respect to matters occurring prior to the Effective Time, shall survive and shall continue in full force and effect and without modification for a period of not less than the statutes of limitations applicable to such matters.

     (b) From and after the Effective Time, NOI and Dreco, jointly and severally, shall and shall cause Dreco to indemnify and hold harmless to the fullest extent permitted under the ABCA, each Indemnified Party against any costs and expenses (including reasonable attorney's fees), judgments, fines, losses, claims and damages and liabilities, and amounts paid in settlement thereof with the consent of the indemnifying party, in connection with any actual or threatened claim, action, suit, proceeding or investigation that is based on, or arises out of, the fact that such person is or was a director or officer of Dreco or any Dreco Subsidiary (including without limitation with respect to any of the transactions contemplated hereby or the Arrangement) or who is serving or who served at Dreco's or any of the Dreco Subsidiaries' request as a director, officer, employee, agent or representative of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. In the event of any such claim, action, suit, proceeding or investigation, NOI shall cause Dreco to pay the reasonable fees and expenses of counsel in advance of the final disposition of any such claim, action, suit, proceeding or investigation to the fullest extent permitted by law subject to the limitations imposed by the ABCA. Without limiting the foregoing, in the event any such claim, action, suit, proceeding or investigation is brought against any Indemnified Parties, (i) the Indemnified Parties may retain counsel reasonably satisfactory to NOI and, subject to limitations imposed by the ABCA, Dreco shall (or NOI shall cause Dreco to) pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; and (ii) NOI will use all reasonable efforts to assist in the defense of such matter; provided, however, that neither Dreco nor NOI shall be liable for any settlement effected without its prior written consent which shall not be unreasonably withheld. Any Indemnified Party wishing to claim indemnification under this Section 7.5(b), upon learning of any such claim, action, suit, proceeding or investigation, shall notify NOI (but the failure to so notify shall not relieve a party from any liability which it may have under this
Section 7.5(b) except to the extent such failure prejudices such party). The Indemnified Parties as a group may retain only one law firm in any jurisdiction to represent them with respect to each such matter unless such counsel determines that there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties, in which event such additional counsel may be required to be retained by the Indemnified Parties.

     (c) Subject to limitations imposed by the ABCA, Dreco shall (or NOI shall cause Dreco to) pay all expenses, including reasonable attorney's fees, as the same may be incurred by any Indemnified Parties in any action by any Indemnified Party or parties seeking to enforce the indemnity or other obligations provided for in this Section 7.5; provided, however, that Dreco will be entitled to reimbursement for any advances made under this Section 7.5 to any Indemnified Party who ultimately proves unsuccessful in enforcing the indemnity as finally determined by a non-appealable judgment in a court of competent jurisdiction, and payment of such expenses in advance of the final disposition of the action shall be made only upon receipt of any undertaking by the Indemnified Party to reimburse all amounts advanced if such action ultimately proves unsuccessful.

     (d) For a period of six years after the Effective Date, NOI shall continue in effect director and officer liability insurance for the benefit of the Indemnified Parties in such amounts, and with such deductibles, retained amounts, coverages and exclusions as NOI shall provide for its own directors and officers during such period.

     (e) This Section 7.5, which shall survive the consummation of this Agreement and the Arrangement, is intended to benefit each person or entity indemnified hereunder.

     7.6  Affiliate Agreements.

     (a) To ensure that the Arrangement will be accounted for as a "pooling of interests" and to ensure compliance with Rule 145 of the rules and regulations promulgated by the SEC and the Securities Act, on or before the date the Joint Proxy Statement is first mailed to each company's respective securityholders entitled to vote Dreco will use its reasonable best efforts to have its Affiliates sign and deliver to NOI the Dreco affiliate agreements in the form of Exhibit E. For purposes of this Agreement, an "Affiliate" shall have the meaning referred to in Rule 145 under the Securities Act.

     (b) To ensure that the Arrangement will be accounted for as a "pooling of interests" on or before the date the Joint Proxy Statement is first mailed to each company's respective securityholders entitled to vote NOI will use its reasonable best efforts to have its Affiliates sign and deliver to NOI the NOI Affiliate Agreements in the form of Exhibit F.

                                  ARTICLE VIII

                                 MISCELLANEOUS

     8.1 No Survival of Representations and Warranties. All representations and warranties of the parties contained in this Agreement will remain operative and in full force and effect, regardless of any investigation made by or on behalf of the parties to this Agreement, until the earlier of the valid termination of this Agreement or the Closing Date, whereupon such representations and warranties will expire and be of no further force or effect. All agreements and covenants of the parties shall survive the Closing Date, except as otherwise set forth in this Agreement.

     8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by recognized overnight courier, by facsimile (receipt confirmed) or mailed by certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

          (a) if to NOI to: National-Oilwell, Inc., 5555 San Felipe, P.O. Box 4638 (77210), Houston, Texas 77056, Attention: President, Facsimile No. 713/960-5212, with required copies to Morgan, Lewis & Bockius LLP, 2000 One Logan Square, Philadelphia, PA 19103, Attention: David R. King, Esq., Facsimile No. 215/963-5299, and to Stikeman, Elliott, Suite 5300, P.O. Box 85, Commerce Court West, Toronto, Ontario, Canada M5L 1B9, Attention: Ian Douglas, Esq., Facsimile No. 416/947-0866.

          (b) if to Dreco to: Dreco Energy Services Ltd., #1340 Weber Centre, 5555 Calgary Trail South, Edmonton, Alberta, Canada T6H 5P9, Attention:
     President, Facsimile No. 403/438-8256, with required copies to Fulbright & Jaworski L.L.P., 1301 McKinney, Suite 5100, Houston, TX 77010, Attention:
     Robert F. Gray, Jr., Esq. Facsimile No. 713/651-5246, and to Blake, Cassels & Graydon, 3500 Bankers Hall East, 855-2nd Street S.W., Calgary, Alberta, Canada T2P 4J8, Attention: Patrick C. Finnerty, Esq., Facsimile No. 403/260-9700.

     8.3 Interpretation. When a reference is made in this Agreement to Sections or Exhibits, such reference shall be to a Section or Exhibit to this Agreement unless otherwise indicated. The words "include," "includes" and "including" when used therein shall be deemed in each case to be followed by the words "without limitation." The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     8.4 Severability. If any provision of this Agreement or the application thereof to any person or circumstance is held invalid or unenforceable in any jurisdiction, the remainder hereof, and the application of such provision to such person or circumstance in any other jurisdiction or to other persons or circumstances in any jurisdiction, shall not be affected thereby, and to this end the provisions of this Agreement shall be severable.

     8.5 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to each of the other parties, it being understood that all parties need not sign the same counterpart.

     8.6 Miscellaneous. This Agreement, which includes the Dreco Disclosure Letter, the NOI Disclosure Letter and the Exhibits hereto, the Dreco Stockholders Agreement, the NOI Stockholders Agreement, the Confidentiality Agreement, dated April 30, 1997, between NOI and Dreco, and any other documents referred to herein or contemplated hereby (a) constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; (b) are not intended to confer upon any other person any rights or remedies hereunder (except that Section 7.5 is for the benefit of Dreco's directors and officers and is intended to confer rights on such persons); and (c) shall not be assigned by operation of law or otherwise except as otherwise specifically provided.

     8.7 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (regardless of the laws that might otherwise govern under applicable principles of conflicts of law) as to all matters, including without limitation validity, construction, effect, performance and remedies.

     8.8 Amendment and Waivers. Any term or provision of this Agreement may be amended, and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a writing signed by the party to be bound thereby. The waiver by a party of any breach hereof or default in the performance hereof will not be deemed to constitute a waiver of any other default or any succeeding breach or default. This Agreement may be amended by the parties hereto at any time before or after approval of the Dreco securityholders or the NOI stockholders, but, after such approval, no amendment will be made which by applicable law requires the further approval of the Dreco securityholders or the NOI stockholders without obtaining such further approval.

     8.9 Expenses. Except as otherwise provided herein, each party will bear its respective expenses and legal fees incurred with respect to this Agreement and the transactions contemplated hereby.

     IN WITNESS WHEREOF, NOI and Dreco have caused this Agreement to be signed by their respective officers thereunder duly authorized, all as of the date first written above.

                                            NATIONAL-OILWELL, INC.

                                            By /s/ JOEL V. STAFF
                                             -----------------------------------
                                             Joel V. Staff
                                             President

                                                 DRECO ENERGY SERVICES LTD.

                                            By /s/ ROBERT L. PHILLIPS
                                             -----------------------------------
                                             Robert L. Phillips
                                             President

                                    ANNEX C

                             ACTION NO. 9701-12057
                    IN THE COURT OF QUEEN'S BENCH OF ALBERTA
                          JUDICIAL DISTRICT OF CALGARY

     IN THE MATTER OF SECTION 186 OF THE BUSINESS CORPORATIONS ACT, S.A. 1981,
c. B-15, AS AMENDED AND IN THE MATTER OF A PLAN OF ARRANGEMENT AFFECTING AND INVOLVING DRECO ENERGY SERVICES LTD. AND THE HOLDERS OF ITS CLASS "A" COMMON SHARES, THE HOLDERS OF OPTIONS TO ACQUIRE THE CLASS "A" COMMON SHARES AND THE HOLDERS OF SHAREHOLDER RIGHTS.

     BEFORE THE HONOURABLE                                             At the Court House, in the City
     JUSTICE S. LOVECCHIO                                             of Calgary, Province of Alberta,
     IN CHAMBERS                                              on Thursday the 21st day of August, 1997
                                                    H

                                 INTERIM  ORDER

     THIS MOTION made by the Applicant DRECO ENERGY SERVICES LTD. for an interim order pursuant to Section 186 of the ABCA was heard this day at Calgary, Alberta.

     ON READING the Notice of Application herein, the affidavit of James E. Devaney sworn August 20, 1997 and the exhibits thereto, the affidavit of service upon the Executive Director under the Securities Act, S.A. 1981, C.-S.6.1, upon being advised that the Executive Director does not intend to appear on this application, and upon hearing submissions of counsel for the Applicant:

DEFINITIONS

     1. THIS COURT ORDERS that as used in this Order the terms hereinafter set forth have the following meanings:

          (a) "ABCA" means the Business Corporations Act, S.A. 1981, c. B-15, as amended;

          (b) "Applicant" means Dreco Energy Services Ltd.;

          (c) "Arrangement Resolution" means the special resolution to be voted upon by Securityholders at the Meeting, substantially in the form filed in these proceedings, respecting the Plan and its approval;

          (d) "Circular" means the Joint Management Information Circular and Proxy Statement/ Prospectus to be distributed by the Applicant to Securityholders in conjunction with the Notice of the Meeting, substantially in the form filed in these proceedings as Exhibit "A" to the Affidavit of James E. Devaney subject to completion or amendment by the Applicant, the completed version of which shall be filed with this Court coincident with the initial distribution thereof;

          (e) "Letter of Transmittal" means the letter of transmittal substantially in the form filed in these proceedings, subject to completion or amendment by the Applicant, the completed version of which shall be filed with this Court coincident with the initial distribution thereof;

          (f) "Meeting" means the special meeting of Securityholders of the Applicant to be called, held and conducted in accordance with this Order for the purpose, inter alia, of considering, and if thought advisable, approving the Plan;

          (g) "Notice" means the Notice of Meeting, substantially in the form filed in these proceedings, subject to completion or amendment by the Applicant, the completed version of which shall be filed with this Court coincident with the initial distribution thereof;

          (h) "Plan" means the Plan of Arrangement proposed by the Applicant under section 186 of the ABCA, substantially in the form of Annex E to the Circular, as amended, supplemented and/or revised from time to time in accordance with its terms and the terms of the Combination Agreement which is Annex B to the Circular;

          (i) "Proxy" means, collectively, (i) each form of management solicited proxy and other form(s) of voting instrument(s) to be utilized by management of the Applicant in conjunction with the Meeting, subject to completion or amendment by the Applicant, the completed version of which shall be filed with this Court coincident with the initial distribution thereof, and (ii) such other form of proxy or voting instrument determined by the Chairman of the Meeting to be lawful and to represent the choice of the person submitting the same;

          (j) "Scrutineers" means Montreal Trust Company of Canada, acting through its representatives for that purpose;

          (k) "Securityholders" means the several persons entered on the registers of the Applicant as holders of Class "A" common shares of or options to acquire Class "A" common shares of the Applicant and such other persons who, in accordance with the ABCA, establish a right to vote at the Meeting;

THE MEETING

     2. THIS COURT ORDERS THAT the Meeting shall be a single meeting of Securityholders who shall vote together.

     3. THIS COURT ORDERS THAT the Applicant is authorized and directed to call, hold and conduct the Meeting, in accordance with the Notice, the ABCA, the articles and by-laws of the Applicant, this Order, and the rulings and directions of the Chairman of the Meeting, and in that connection to submit the Plan to the Meeting for the consideration of Securityholders.

AMENDMENTS

     4. THIS COURT ORDERS THAT the Applicant is authorized to make such amendments, revisions and/or supplements to the Plan as it may determine, and the Plan as so amended, revised and/or supplemented shall be the Plan submitted to the Meeting and the subject of the Arrangement Resolution.

ADJOURNMENTS AND POSTPONEMENTS

     5. THIS COURT ORDERS THAT the Applicant (acting through the Chairman of the Meeting), if it deems it advisable, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of Securityholders respecting the adjournment or postponement.

RECORD DATE FOR NOTICE

     6. THIS COURT ORDERS THAT the record date for determination of Securityholders entitled to receive the Notice, the Circular and a Proxy shall be August 7, 1997.

NOTICE OF MEETING

     7. THIS COURT ORDERS THAT the Applicant shall give notice of the Meeting in the form of the Notice, subject to its ability to insert dates and other relevant information in the final form of Notice. The Notice shall be given, by one of the methods set out in paragraph 10 of this Order, not later than 21 days prior to the date established for the Meeting in the Notice. Accidental failure of or omission by the Applicant to give notice to any one or more Securityholders, or events beyond the reasonable control of the Applicant (including without limitation inability to utilize postal services or transmission interruptions) shall not constitute a breach of this Order or a defect in the calling of the Meeting, but if any such failure or omission is brought to the attention of the Applicant it shall be rectified by the Applicant by the method and in the time most reasonably practicable in the circumstances. The Notice shall be deemed to have been received in accordance with paragraph 11 of this Order.

THE CIRCULAR

     8. THIS COURT ORDERS THAT the Applicant is hereby authorized and directed to send the Circular to Securityholders and is specifically authorized to incorporate by reference the documents listed therein. The Circular shall be distributed or made available in accordance with paragraph 10 of this Order and shall be deemed to have been received in accordance with paragraph 11 of this Order.

SOLICITATION OF PROXIES

     9. THIS COURT ORDERS THAT the Applicant is authorized to use the Proxies, subject to its ability to insert dates and other relevant information in the final forms of Proxies. The Applicant is authorized, at its expense, to solicit Proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine.

METHOD OF DISSEMINATION

     10. THIS COURT ORDERS THAT the Notice, Circular, Proxies, Letter of Transmittal and any other communication(s) and/or documents relating to the Meeting as determined by the Applicant (including a copy of this Order) shall be disseminated, distributed, sent, served upon and given to Securityholders in one or more of the following methods:

          (i) by first class prepaid mail, addressed to each Securityholder at the address of the Securityholder recorded on the registers of the Applicant;

          (ii) by delivery, in person or by recognized courier service, to the addresses specified in (i) above; or

          (iii) by facsimile transmission to any Securityholder who identifies itself to the satisfaction of the Applicant and the Scrutineers, who requests such transmission and if required by the Applicant is prepared to pay the charges for such transmission.

DEEMED RECEIPT OF NOTICE

     11. THIS COURT ORDERS THAT the Notice, Circular, Proxies, Letter of Transmittal and a copy of this Order shall be deemed, for the purposes of this Order, to have been received by Securityholders:

          (i) in the case of mailing, 3 days after delivery thereof to the Post Office;

          (ii) in the case of personal delivery, upon receipt thereof by the intended addressee or, in the case of delivery by courier, 1 business day after receipt by the courier;

          (iii) in the case of facsimile transmission, upon the transmission thereof.

CHAIRMAN

     12. THIS COURT ORDERS THAT the Chairman of the Meeting shall be the person designated in the by-laws of the Applicant, or, if so determined by the Board of Directors, a member of the Board of Directors of the Applicant present at the Meeting and selected for that purpose by the Directors present. The duties and authorities of the Chairman shall extend in every respect to the conduct of the Meeting.

     13. THIS COURT ORDERS THAT the Chairman shall have the authority to determine whether any Proxy and/or revocation and/or reasonable facsimile thereof

          (i) has been properly executed;

          (ii) has been properly delivered;

          (iii) is genuine; and/or

          (iv) indicates the intention of the Securityholder submitting the same.

     14. THIS COURT ORDERS THAT any ruling of the Chairman shall be final and determinative, provided (i) that the Chairman shall be required to report to the Applicant the ruling thereon, and (ii) that any person properly appearing before this Court who wishes to contest any such ruling may do so in proceedings in this Court.

SCRUTINEERS

     15. THIS COURT ORDERS THAT, subject to its agreement, the Scrutineers for the Meeting shall be Montreal Trust Company of Canada (acting through its representatives for that purpose). The duties of the Scrutineers shall be, inter alia, to monitor and report on attendance and to monitor and report on all ballots and motions taken at the Meeting. The duties of the Scrutineers shall extend to:

          (i) invigilating and reporting to the Chairman on the deposit and validity of Proxies;

          (ii) reporting to the Chairman on the quorum of the Meeting;

          (iii) reporting to the Chairman on any polls taken or ballots cast at the Meeting; and

          (iv) providing to the Applicant and to the Chairman and to the Secretary written reports on matters related to their duties.

SECRETARY

     16. THIS COURT ORDERS THAT the Secretary of the Meeting shall be the Secretary of the Applicant, or in his absence, a person (who need not be an officer or employee of the Applicant) selected for that purpose by the Chairman of the Meeting, provided that the Secretary shall be entitled to retain others to assist in the performance of his duties. The Secretary shall be responsible for maintaining, or causing to be maintained, the records and proceedings of the Meeting.

DEPOSIT OF PROXIES

     17. THIS COURT ORDERS THAT Proxies must be deposited with the Applicant at its registered office or with the Scrutineers at the office of the Scrutineers designated in the Notice and/or the Circular, or with persons appointed by the Scrutineers for that purpose, not later than 11:00 a.m. (Calgary time) on the second day preceding the Meeting (or any adjournment(s) or postponement(s) thereof) or with the Scrutineers for the attention of the Chairman at any time up to the commencement of the meeting on the day of the meeting (or any adjournment(s) or postponement(s) thereof).

     18. THIS COURT ORDERS THAT Proxies must be completed and executed in accordance with the instructions contained thereon. Proxies must be actually delivered to the Applicant or the Scrutineers or the Scrutineers prior to or by the times prescribed in paragraph 17 above, provided that, in the discretion of the Chairman, Proxies which are not physically deposited may be accepted by the Chairman if transmitted to the Applicant or the Scrutineers or the Chairman in a form and/or by a person, prior to or by the above times, reasonably believed by the Chairman to be genuine.

     19. THIS COURT ORDERS THAT the Chairman is authorized to, but need not, accept any form of proxy other than the form(s) prescribed herein which is reasonably believed by the Chairman to be in a lawful form, to be genuine, and to indicate the voting intention of the Securityholder or its proxy.

REVOCATION OF PROXIES

     20. THIS COURT ORDERS THAT Proxies given by Securityholders for use at the Dreco Meeting may be revoked at any time prior to their use. A Securityholder giving a proxy may revoke the proxy (i) by instrument in writing executed by the Securityholder or by his or her attorney authorized in writing, or, if the Securityholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized indicating the capacity under which such officer or attorney is signing, and deposited at the registered office of Dreco or with the Scrutineers at the office of the Scrutineers designated in the Notice and/or Circular not later than 11:00 a.m. (Calgary time), in each case on the second day preceding the day of the Dreco Meeting

(or any adjournment or postponement thereof) or with the Scrutineers for the attention of the Chairman on the day of the Meeting (or adjournment or postponement thereof), (ii) by a duly executed and deposited proxy bearing a later date or time than the date or time of the proxy being revoked, (iii) by voting in person at the Dreco Meeting (although attendance at the Dreco Meeting will not in and of itself constitute a revocation of a proxy) or (iv) in any other manner permitted by law.

WAIVER

     21. THIS COURT ORDERS THAT the right is reserved to the Chairman to waive any timing or deposit requirement (individually in any particular case or collectively in any series of cases) prescribed above, provided that he instructs the Scrutineers prior to the last time at which any Proxy or revocation is to be used.

GENERAL PROCEDURE

     22. THIS COURT ORDERS THAT a poll, and a ballot, shall be taken on the Arrangement Resolution presented to the Meeting, and on any other matters properly coming before the Meeting as ruled upon by the Chairman. The result of any ballot taken shall be final and determinative of the question or resolution on which the ballot is taken (subject to any contest thereon brought in any proceedings before this Court).

QUORUM AND VOTING

     23. THIS COURT ORDERS THAT (i) the quorum at the Meeting will be one Securityholder present in person or by proxy and holding or representing any combination of 33 1/3% of the votes attaching to the Dreco Class "A" common shares outstanding, directly in the case of Dreco Class "A" common shares and derivatively in the case of options to purchase such shares, and (ii) the vote required to approve the Arrangement Resolution is 66 2/3% of the votes actually cast (not counting for this purpose abstentions, spoiled votes, illegible votes and/or defective votes). For these purposes each Dreco Class "A" common share carries one vote, and each option to purchase such shares carries the number of votes equal to the number of Dreco Class "A" common shares subject to the option.

PERMITTED ATTENDEES

     24. THIS COURT ORDERS THAT the persons entitled to be present at the Meeting are those entitled to be present pursuant to the ABCA or other applicable statute or the by-laws of the Applicant, including, or as well as, as the case may be, the following persons:

          (i) the Chairman;

          (ii) the Securityholders or their proxies;

          (iii) the Directors and Officers of the Applicant;

          (iv) the Scrutineers (and their representatives for that purpose);

          (v) the Secretary (and his assistants);

          (vi) the Auditors of the Applicant;

          (vii) the legal and financial advisors of the Applicant;

          (viii) the Directors and Officers of National-Oilwell, Inc. ("National");

          (ix) National's legal and financial advisors;

          (x) the Executive Director (and his representatives); and

          (xi) other persons with the permission of the Chairman.

     25. THIS COURT ORDERS THAT except for Securityholders or their proxies and the Executive Director, who may address the Meeting as of right, the Chairman shall be entitled to determine which other persons may address the Meeting.

DISSENT AND APPRAISAL RIGHTS

     26. THIS COURT ORDERS THAT all Securityholders shall be entitled to exercise rights of dissent and appraisal, in accordance with and in compliance with Section 184 of the ABCA and the Plan.

VARIANCE

     27. THIS COURT ORDERS THAT the Applicant is entitled at any time to seek leave to vary this Interim Order.

SERVICE AND NOTICE OF SANCTION HEARING

     28. THIS COURT ORDERS THAT the persons entitled to be served with or given notice of any further proceedings herein, including any hearing to sanction and approve the Plan, and to appear and to be heard thereon, shall be only (i) the Executive Director and (ii) the persons who have delivered an appearance herein in accordance with the notice provisions to be included in the Circular.

     29. THIS COURT ORDERS THAT delivery of a copy of this Order in the Circular in the manner prescribed above, shall constitute good and sufficient service and notice of the provisions of this paragraph and the immediately preceding paragraph.

SANCTION HEARING

     30. THIS COURT ORDERS THAT the hearing for any sanction or approval of the Plan may be brought, on notice to the persons entitled thereto in accordance with paragraph 28 of this Order, in accordance with the notice provisions to be included in the Circular, and no further or other notice shall be required.

PRECEDENCE

     31. THIS COURT ORDERS THAT to the extent of any inconsistency or discrepancy with respect to the matters determined in this Order, between this Order and the terms of any instrument creating or governing or collateral to the Class "A" common shares of the Applicant or to which the Class "A" common shares of the Applicant are collateral, or to the Articles and/or by-laws of the Applicant, this Order shall govern.

                                                   /s/ S. J. LOVECCHIO
                                            ------------------------------------
                                            J.C.Q.B.A.

ENTERED THIS 21ST DAY OF
AUGUST, 1997.


      /s/ JAMES MCLAUGHLIN
--------------------------------
CLERK OF THE COURT
OF QUEEN'S BENCH

                                    ANNEX D

               AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

                                       OF

                             NATIONAL-OILWELL, INC.

     FIRST: The name of the Corporation is National-Oilwell, Inc.

     SECOND: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of the registered agent of the Corporation at such address is The Corporation Trust Company.

     THIRD: The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful business, act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

     FOURTH: CAPITAL STOCK.

I. AUTHORIZED SHARES


     The total number of shares of stock that the Corporation shall have authority to issue is, 85,013,289 shares of capital stock, consisting of (i) 75,000,000 shares of common stock, par value $.01 per share ("Common Stock");
(ii) 13,288 shares of Class A Common Stock, par value $.01 per share ("Class A Common Stock"); (iii) one share of Special Voting Stock ("Special Voting Stock"; the Class A Common Stock and the Common Stock and the Special Voting Stock are collectively referred to as the "Common Shares"); and (iv) 10,000,000 shares of preferred stock, par value $.01 per share ("Preferred Stock").


     The Common Shares shall have the rights, preferences and limitations set forth below. Capitalized terms used but not otherwise defined in Parts I or II of this Article Fourth are defined in Part III of this Article Fourth.

II. COMMON SHARES

     Except as otherwise provided in this Part II or as otherwise required by applicable law, all shares of Special Voting Stock, Class A Common Stock and Common Stock shall be identical in all respects and shall entitle the holders thereof to the same rights and privileges, subject to the same qualifications, limitations and restrictions.

     SECTION 1. SPECIAL VOTING STOCK. Each outstanding share of Special Voting Stock shall be entitled at any relevant date to the number of votes determined in accordance with the "Plan of Arrangement" (as that term is defined in that certain "Combination Agreement" dated as of May 14, 1997 (as amended), by and between the Corporation and Dreco Energy Services Ltd.) on all matters presented to the stockholders. No dividend or distribution of assets shall be paid to the holders of Special Voting Stock. The Special Voting Stock is not convertible into any other class or series of the capital stock of the Corporation or into cash, property or other rights, and may not be redeemed. Any shares of Special Voting Stock purchased or otherwise acquired by the Corporation shall be deemed retired and shall be canceled and may not thereafter be reissued or otherwise disposed of by the Corporation. At such time as the Special Voting Stock has no votes attached to it because there are no "Exchangeable Shares" (as that terms is defined in the Combination Agreement) outstanding, the Special Voting Stock shall be canceled.

     SECTION 2. VOTING RIGHTS. Except as otherwise provided in this Part II or as otherwise required by applicable law, all holders of Class A Common Stock and Common Stock shall be entitled to one vote per share on all matters to be voted on by the Corporation's stockholders. In respect of all matters concerning the voting of shares, the Class A Common Stock, the Common Stock and the Special Voting Stock shall vote as a single class and such voting rights shall be identical in all respects.

     SECTION 3. DISTRIBUTIONS. At the time of each Distribution, such Distribution shall be made to the holders of Class A Common Stock and Common Stock in the following priority:

          (i) The holders of Class A Common Stock shall be entitled to receive all or a portion of such Distribution (ratably among such holders based upon the number of shares of Class A Common Stock held by each such holder as of the time of such Distribution) equal to the aggregate Unreturned Original Cost of the outstanding shares of Class A Common Stock as of the time of such Distribution, and no Distribution or any portion thereof shall be made under Section 2(ii) below until the entire amount of Unreturned Original Cost of the outstanding shares of Class A Common Stock as of the time of such Distribution has been paid in full. The Distributions made pursuant to this paragraph 2(i) to holders of Class A Common Stock shall constitute a return of Original Cost of Class A Common Stock.

          (ii) After the holders of Class A Common Stock have received Distributions equal to the entire Original Cost thereof pursuant to paragraph 2(i) above, holders of Common Shares as a group, shall be entitled to receive the remaining portion of such Distribution (ratably among such holders based upon the number of Common Shares held by each such holder as of the time of such Distribution).

          (iii) If the Corporation is a party to a merger or consolidation in which the stockholders of the Corporation receive Merger Consideration, all of the Merger Consideration shall be deemed to be a Distribution for purposes of allocating all of such Merger Consideration between the holders of Class A Common Stock and the holders of Common Stock under this Section 2.

     SECTION 4. STOCK SPLITS AND STOCK DIVIDENDS. The Corporation shall not in any manner subdivide (by stock split, stock dividend or otherwise) or combine (by stock split, stock dividend or otherwise) the outstanding Common Shares of one class unless the outstanding Common Shares of the other class shall be proportionately subdivided or combined. All such subdivisions and combinations shall be payable only in Class A Common Stock to the holders of Class A Common Stock and in Common Stock to the holders of Common Stock. In no event shall a stock split or stock dividend constitute a return of Original Cost.

     SECTION 5. CONVERSION. Immediately prior to the Public Offering Time, each share of Class A Common Stock outstanding immediately prior to the Public Offering Time shall be, without further action by the Corporation or the holder thereof, changed and converted into a number of shares of Common Stock equal to the sum of the Unreturned Original Cost on each such share of Class A Common Stock as of the Public Offering Time divided by the Net Public Offering Price. Each certificate representing shares of Class A Common Stock shall automatically represent from and after the Public Offering Time that number of shares of Common Stock into which such shares of Class A Common Stock have been converted pursuant to the preceding sentence. When shares of Class A Common Stock have been converted pursuant to this Section 4, they shall be irrevocably canceled and not reissued. Following conversion of all of the shares of Class A Common Stock, no other shares of Class A Common Stock shall be issued, at any time, by the Corporation.

     SECTION 6. REGISTRATION OF TRANSFER. The Corporation shall keep at its principal office (or such other place as the Corporation reasonably designates) a register for the registration of Common Shares. Upon the surrender of any certificate representing shares of any class of Common Shares at such place, the Corporation shall, at the request of the registered holder of such certificate, execute and deliver a new certificate or certificates in exchange therefor representing in the aggregate the number of shares of such class represented by the surrendered certificate, and the Corporation forthwith shall cancel such surrendered certificate. Each such new certificate will be registered in such name and will represent such number of shares of such class as is requested by the holder of the surrendered certificate and shall be substantially identical in form to the surrendered certificate. The issuance of new certificates shall be made without charge to the holders of the surrendered certificates for any issuance tax in respect thereof or other cost incurred by the Corporation in connection with such issuance.

     SECTION 7. REPLACEMENT. Upon receipt of evidence reasonably satisfactory to the Corporation (an affidavit of the registered holder will be satisfactory) of the ownership and the loss, theft, destruction or mutilation of any certificate evidencing one or more shares of any class of Common Shares, and in the case of any such loss, theft or destruction, upon receipt of indemnity reasonably satisfactory to the Corporation

(provided that if the holder is a financial institution or other institutional investor its own agreement will be satisfactory), or, in the case of any such mutilation upon surrender of such certificate, the Corporation shall (at its expense) execute and deliver in lieu of such certificate a new certificate of like kind representing the number of shares of such class represented by such lost, stolen, destroyed or mutilated certificate and dated the date of such lost, stolen, destroyed or mutilated certificate.

     SECTION 8. NOTICES. All notices referred to herein shall be in writing, shall be delivered personally or by first class mail, postage prepaid, and shall be deemed to have been given when so delivered or mailed to the Corporation at its principal executive offices and to any stockholder at such holder's address as it appears in the stock records of the Corporation (unless otherwise specified in a written notice to the Corporation by such holder).

     SECTION 9. AMENDMENT AND WAIVER. No amendment or waiver of any provision of this Article Fourth shall be effective without the prior written consent of the holders of a majority of the then outstanding Common Shares voting as a single class; provided that no amendment as to any terms or provisions of, or for the benefit of, any class of Common Shares that adversely affects the powers, preferences or special rights of such class of Common Shares shall be effective without the prior consent of the holders of a majority of the then outstanding shares of such affected class of Common Shares, voting as a single class.

III. DEFINITIONS

     "DISTRIBUTION" means each distribution made by the Corporation to holders of Common Shares, whether in cash, property or securities of the Corporation or any other entity and whether by dividend, liquidating distributions or otherwise; provided that neither of the following shall be a Distribution: (a) any redemption or repurchase by the Corporation of any Common Shares for any reason or (b) any recapitalization or exchange of any Common Shares for other securities of the Corporation, or any subdivision (by stock split, stock dividend or otherwise) or any combination (by stock split, stock dividend or otherwise) of any outstanding Common Shares.

     "GENERAL CORPORATION LAW" means the General Corporation Law of the State of Delaware, as amended from time to time.

     "MERGER CONSIDERATION" means cash, property or securities of an entity other than the Corporation received by the stockholders of the Corporation in any merger or consolidation, valued at the fair market value thereof as determined by the board of directors of the Corporation.

     "NET PUBLIC OFFERING PRICE" means the initial public offering price per share of Common Stock set forth on the front cover page of the final prospectus included in the Registration Statement referenced in the definition of Public Offering Time and in the form first used to confirm sales of the Common Stock, after deduction for any underwriting discount or commissions, but without deduction for any expenses, incurred by the Corporation in connection with the initial public offering.

     "ORIGINAL COST" of each share of Class A Common Stock shall be equal to the amount originally paid for such share when it was issued by the Corporation (as proportionally adjusted for all stock splits, stock dividends and other recapitalizations affecting the Class A Common Stock), all such shares shall be deemed to have an Original Cost equal to $24,900 per share (as proportionally adjusted for all stock splits, stock dividends and other recapitalizations affecting the Class A Common Stock).

     "PUBLIC OFFERING TIME" means the time the Corporation's Registration Statement on Form S-1 relating to the initial public offering of its Common Stock is declared effective under Section 8(a) of the Securities Act of 1933, as amended, by the Securities and Exchange Commission.

     "UNRETURNED ORIGINAL COST" of any share of Class A Common Stock means an amount equal to the excess, if any, of (a) the Original Cost of such share, over
(b) the aggregate amount of Distributions made by the Corporation that constitute a return of Original Cost of such share.

IV. PREFERRED STOCK

     The Preferred Stock may be issued from time to time in one or more classes or series, the shares of each class or series to have any designations and powers, preferences, and rights, and qualifications, limitations, and restrictions thereof as are stated and expressed in this Article IV and in the resolution or resolutions providing for the issue of such class or series adopted by the board of directors of the Corporation as hereafter prescribed.

     Authority is hereby expressly granted to and vested in the board of directors of the Corporation to authorize the issuance of the Preferred Stock from time to time in one or more classes or series, and with respect to each class or series of the Preferred Stock, to state by the resolution or resolutions from time to time adopted providing for the issuance thereof the following:

          (i) whether or not the class or series is to have voting rights, special, or limited, or is to be without voting rights, and whether or not such class or series is to be entitled to vote as a separate class either alone or together with the holders of one or more other classes or series of stock;

          (ii) the number of shares to constitute the class or series and the designations thereof;

          (iii) the preferences and relative, participating, optional, or other special rights, if any, and the qualifications, limitations, or restrictions thereof, if any, with respect to any class or series;

          (iv) whether or not the shares of any class or series shall be redeemable at the option of the Corporation or the holders thereof or upon the happening of any specified event, and, if redeemable, the redemption price or prices (which may be payable in the form of cash, notes, securities, or other property), and the time or times at which, and the terms and conditions upon which, such shares shall be redeemable and the manner of redemption;

          (v) whether or not the shares of a class or series shall be subject to the operation of retirement or sinking funds to be applied to the purchase or redemption of such shares for retirement, and, if such retirement or sinking fund or funds are to be established, the periodic amount thereof, and the terms and provisions relative to the operation thereof;

          (vi) the dividend rate, whether dividends are payable in cash, stock of the Corporation, or other property, the conditions upon which and the times when such dividends are payable, the preference to or the relation to the payment of dividends payable on any other class or classes or series of stock, whether or not such dividends shall be cumulative or noncumulative, and if cumulative, the date or dates from which such dividends shall accumulate;

          (vii) the preferences, if any, and the amounts thereof which the holders of any class or series thereof shall be entitled to receive upon the voluntary or involuntary dissolution of, or upon any distribution of the assets of, the Corporation;

          (viii) whether or not the shares of any class or series, at the option of the Corporation or the holder thereof or upon the happening of any specified event, shall be convertible into or exchangeable for the shares of any other class or classes or of any other series of the same or any other class or classes of stock, securities, or other property of the Corporation and the conversion price or prices or ratio or ratios or the rate or rates at which such conversion or exchange may be made, with such adjustments, if any, as shall be stated and expressed or provided for in such resolution or resolutions; and

          (ix) any other special rights and protective provisions with respect to any class or series as may to the board of directors of the Corporation seem advisable.

     The shares of each class or series of the Preferred Stock may vary from the shares of any other class or series thereof in any or all of the foregoing respects and in any other manner. The board of directors of the Corporation may increase the number of shares of the Preferred Stock designated for any existing class or series by a resolution adding to such class or series authorized and unissued shares of the Preferred Stock not designated for any other class or series. The board of directors of the Corporation may decrease the number of shares of the Preferred Stock designated for any existing class or series by a resolution subtracting from such class or series authorized and unissued shares of the Preferred Stock designated for such existing class or series, and the shares so subtracted shall become authorized, unissued, and undesignated shares of the Preferred Stock. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the outstanding Common Stock, without a vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holder is required pursuant to any Preferred Stock Series Resolution.

V. NO PREEMPTIVE RIGHTS

     No holder of shares of stock of the Corporation shall have any preemptive or other rights, except such rights as are expressly provided by contract, to purchase or subscribe for or receive any shares of any class, or series thereof, of stock of the Corporation, whether now or hereafter authorized, or any warrants, options, bonds, debentures or other securities convertible into, exchangeable for or carrying any right to purchase any shares of any class, or series thereof, of stock; but such additional shares of stock and such warrants, options, bonds, debentures or other securities convertible into, exchangeable for or carrying any right to purchase any shares of any class, or series thereof, of stock may be issued or disposed of by the board of directors to such persons, and on such terms and for such lawful consideration, as in its discretion it shall deem advisable or as to which the Corporation shall have by binding contract agreed.

VI. REGISTERED OWNER

     The Corporation shall be entitled to treat the person in whose name any share of its stock is registered as the owner thereof for all purposes and shall not be bound to recognize any equitable or other claim to, or interest in, such share on the part of any other person, whether or not the Corporation shall have notice thereof, except as expressly provided by applicable law.

VII. GENERAL

     Subject to the foregoing provisions of this Amended and Restated Certificate of Incorporation, the Corporation may issue shares of its Preferred Stock and Common Stock from time to time for such consideration (not less than the par value thereof) as may be fixed by the board of directors of the Corporation, which is expressly authorized to fix the same in its absolute discretion subject to the foregoing conditions. Shares so issued for which the consideration shall have been paid or delivered to the Corporation shall be deemed fully paid stock and shall not be liable to any further call or assessment thereon, and the holders of such shares shall not be liable for any further payments in respect of such shares.

     The Corporation shall have authority to create and issue rights and options entitling their holders to purchase shares of the Corporation's capital stock of any class or series or other securities of the Corporation, and such rights and options shall be evidenced by instrument(s) approved by the board of directors of the Corporation. The board of directors of the Corporation shall be empowered to set the exercise price, duration, times for exercise, and other terms of such rights or options; provided, however, that the consideration to be received for any shares of capital stock subject thereto shall not be less than the par value thereof.

     FIFTH: The following provisions are inserted for the management of the business and for the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

I. DIRECTORS

     The number, classification, and terms of the board of directors of the Corporation and the procedures to elect directors, to remove directors, and to fill vacancies in the board of directors shall be as follows:

          (a) The number of directors that shall constitute the whole board of directors shall from time to time be fixed exclusively by the board of directors by a resolution adopted by a majority of the whole board of directors serving at the time of that vote. In no event shall the number of directors that constitute the whole board of directors be fewer than three. No decrease in the number of directors shall have the effect of shortening the term of any incumbent director. Directors of the Corporation need not be elected by written ballot unless the by-laws of the Corporation otherwise provide.

          (b) The board of directors of the Corporation shall be divided into three classes designated Class I, Class II, and Class III, respectively, all as nearly equal in number as possible, with each director then in office receiving the classification that at least a majority of the board of directors designates. The initial term of office of directors of Class I shall expire at the annual meeting of stockholders of the Corporation in 1997, of Class II shall expire at the annual meeting of stockholders of the Corporation in 1998, and of Class III shall expire at the annual meeting of stockholders of the Corporation in 1999, and in all cases as to each director until his successor is elected and qualified or until his earlier death, resignation or removal. At each annual meeting of stockholders beginning with the annual meeting of stockholders in 1997, each director elected to succeed a director whose term is then expiring shall hold his office until the third annual meeting of stockholders after his election and until his successor is elected and qualified or until his earlier death, resignation or removal. If the number of directors that constitutes the whole board of directors is changed as permitted by this Article V, the majority of the whole board of directors that adopts the change shall also fix and determine the number of directors comprising each class; provided, however, that any increase or decrease in the number of directors shall be apportioned among the classes as equally as possible.

          (c) Vacancies in the board of directors resulting from death, resignation, retirement, disqualification, removal from office, or other cause and newly-created directorships resulting from any increase in the authorized number of directors may be filled by no less than a majority vote of the remaining directors then in office, though less than a quorum, who are designated to represent the same class or classes of stockholders that the vacant position, when filled, is to represent or by the sole remaining director (but not by the stockholders except as required by law), and each director so chosen shall receive the classification of the vacant directorship to which he has been appointed or, if it is a newly-created directorship, shall receive the classification that at least a majority of the board of directors designates and shall hold office until the first meeting of stockholders held after his election for the purpose of electing directors of that classification and until his successor is elected and qualified or until his earlier death, resignation, or removal from office.

          (d) A director of any class of directors of the Corporation may be removed before the expiration date of that director's term of office, only for cause, by an affirmative vote of the holders of not less than eighty percent (80%) of the votes of the outstanding shares of the class or classes or series of stock then entitled to be voted at an election of directors of that class or series, voting together as a single class, cast at the annual meeting of stockholders or at any special meeting of stockholders called by a majority of the whole board of directors for this purpose.

II. POWER TO AMEND BY-LAWS

     The by-laws may be altered or repealed and new by-laws may be adopted (a) at any annual or special meeting of stockholders if notice of the proposed alteration, repeal or adoption of the new by-law or by-laws be contained in the notice of such annual or special meeting by the affirmative vote of a majority of the stock issued and outstanding and entitled to vote thereat, voting together as a single class, or (b) by the affirmative vote of a majority of the members present at any regular meeting of the board of directors, or at any special meeting of the board of directors, without any action on the part of the stockholders, if notice of the proposed alteration, repeal or adoption of the new by-law or by-laws be contained in the notice of such regular or special meeting.

III. STOCKHOLDERS' ACTION -- SPECIAL MEETINGS

     After October 15, 1996, no action required to be taken or that may be taken at any meeting of common stockholders of the Corporation may be taken without a meeting, and, after such date, the power of common stockholders to consent in writing, without a meeting, to the taking of any action is specifically denied.

     Special meetings of the stockholders of the Corporation, and any proposals to be considered at such meetings, may be called and proposed exclusively by (i) the Chairman of the Board, (ii) the President or (iii) the board of directors, pursuant to a resolution approved by a majority of the members of the board of directors at the time in office, and no stockholder of the Corporation shall require the board of directors to call a special meeting of common stockholders or to propose business at a special meeting of stockholders. Except as otherwise required by law or regulation, no business proposed by a stockholder to be considered at an annual meeting of the stockholders (including the nomination of any person to be elected as a director of the Corporation) shall be considered by the stockholders at that meeting unless, no later than ninety (90) days before the annual meeting of stockholders or (if later) ten days after the first public notice of that meeting is sent to stockholders, the Corporation receives from the stockholder proposing that business a written notice that sets forth
(1) the nature of the proposed business with reasonable particularity, including the exact text of any proposal to be presented for adoption, and the reasons for conducting that business at the annual meeting; (2) with respect to each such stockholder, that stockholder's name and address (as they appear on the records of the Corporation), business address and telephone number, residence address and telephone number, and the number of shares of each class of stock of the Corporation beneficially owned by that stockholder; (3) any interest of the stockholder in the proposed business; (4) the name or names of each person nominated by the stockholder to be elected or re-elected as a director, if any; and (5) with respect to each nominee, that nominee's name, business address and telephone number, and residence address and telephone number, the number of shares, if any, of each class of stock of the Corporation owned directly and beneficially by that nominee, and all information relating to that nominee that is required to be disclosed in solicitations of proxies for elections of directors, or is otherwise required, pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act") (or any provision of law subsequently replacing Regulation 14A), together with a duly acknowledged letter signed by the nominee stating his or her acceptance of the nomination by that stockholder, stating his or her intention to serve as director if elected, and consenting to being named as a nominee for director in any proxy statement relating to such election. The person presiding at the annual meeting shall determine whether business (including the nomination of any person as a director) has been properly brought before the meeting and, if the facts so warrant, shall not permit any business (or voting with respect to any particular nominee) to be transacted that has not been properly brought before the meeting. Notwithstanding any other provisions of this Amended and Restated Certificate of Incorporation or any provision of law that might otherwise permit a lesser or no vote, but in addition to any affirmative vote of the holders of any particular class or series of the capital stock of the Corporation required by law or by this Amended and Restated Certificate of Incorporation, the affirmative vote of the holders of not less than eighty percent (80%) of the shares of the Corporation then entitled to be voted in an election of directors, voting together as a single class, shall be required to amend or repeal, or to adopt any provision inconsistent with, this Article Fifth.

     SIXTH: ELIMINATION OF CERTAIN LIABILITY OF DIRECTORS AND INDEMNIFICATION

I. ELIMINATION OF CERTAIN LIABILITY OF DIRECTORS

     No director shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty by such director as a director, except for liability (a) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the General Corporation Law of the State of Delaware, or (d) for any transaction from which the director derived an improper personal benefit. Any amendment or repeal of this Part I of this Article Sixth shall be prospective only, and neither the amendment nor repeal of this Part I of this Article Sixth shall eliminate or reduce the effect of this Part I of this Article Sixth in respect of any matter occurring, or any cause of action, suit or claim that, but for this Part I of this Article Sixth would accrue or arise, prior to such amendment or repeal. If the Delaware General Corporation Law hereafter is amended to authorize corporate action further eliminating or limiting the liability of directors, then the liability of a director of the Corporation, in addition to the limitation on personal liability provided herein, shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended from time to time.

II. INDEMNIFICATION AND INSURANCE

     SECTION 1. RIGHT TO INDEMNIFICATION. Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was or has agreed to become a director or officer of the Corporation or is or was serving or has agreed to serve at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director or officer, or in any other capacity while serving or having agreed to serve as a director or officer, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said Law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including, without limitation, attorneys' fees, judgments, fines, excise taxes pursuant to the Employee Retirement Income Security Act of 1974 or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to serve in the capacity which initially entitled such person to indemnity hereunder and shall inure to the benefit of his or her heirs, executors and administrators. The right to indemnification conferred in this Part II of this Article Sixth shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Delaware General Corporation Law requires, the payment of such expenses incurred by a current, former or proposed director or officer in his or her capacity as a director or officer or proposed director or officer (and not in any other capacity in which service was or is or has been agreed to be rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such indemnified person, to repay all amounts so advanced if it shall ultimately be determined that such indemnified person is not entitled to be indemnified under this Part II or otherwise. The Corporation may, by action of its board of directors, provide indemnification to employees and agents of the Corporation, individually or as a group, with the same scope and effect as the foregoing indemnification of directors and officers.

     SECTION 2. RIGHT OF CLAIMANT TO BRING SUIT. If a written claim from or on behalf of an indemnified party under Section 1 of this Part II is not paid in full by the Corporation within thirty days after such written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standard of conduct which makes it permissible under the Delaware General Corporation Law for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its board of directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its board of directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

     SECTION 3. NON-EXCLUSIVITY OF RIGHTS. The right to indemnification and the advancement and payment of expenses conferred in this Part II shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of this Amended and Restated Certificate of Incorporation, by-law, agreement, vote of stockholders or disinterested directors or otherwise.

     SECTION 4. INSURANCE. The Corporation may maintain insurance, at its expense, to protect itself and any person who is or was serving as a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

     SECTION 5. SAVINGS CLAUSE. If this Part II or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify and hold harmless each director and officer of the Corporation, as to costs, charges and expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative to the full extent permitted by any applicable portion of this
Part II that shall not have been invalidated and to the fullest extent permitted by applicable law.

     SECTION 6. DEFINITIONS. For purposes of this Part II, reference to the "Corporation" shall include, in addition to the Corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger prior to (or, in the case of an entity specifically designated in a resolution of the board of directors, after) the adoption hereof and which, if its separate existence had continued, would have had the power and authority to indemnify its directors, officers and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Part II with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

     SEVENTH: No contract or transaction between the Corporation and one or more of its directors, officers, or stockholders or between the Corporation and any person (as used herein "person" means any corporation, partnership, association, firm, trust, joint venture, political subdivision, or instrumentality) or other organization in which one or more of its directors, officers, or stockholders are directors, officers, or stockholders, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the board or any committee thereof which authorizes the contract or transaction, or solely because his, her, or their votes are counted for such purpose, if: (i) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the board of directors or the committee, and the board of directors or the committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (ii) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by majority vote of the stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved, or ratified by the board of directors, a committee thereof, or the stockholders. Interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of a committee which authorizes the contract or transaction.

     EIGHTH: The Corporation reserves the right to amend, change, or repeal any provision contained in the Amended and Restated Certificate of Incorporation in the manner now or hereafter prescribed by law, and all rights and powers conferred herein on stockholders, directors, and officers are subject to this reserved power.

                                    ANNEX E

                              PLAN OF ARRANGEMENT

                                      AND

                         EXCHANGEABLE SHARE PROVISIONS

                              PLAN OF ARRANGEMENT
                               UNDER SECTION 186
                   OF THE BUSINESS CORPORATIONS ACT (ALBERTA)
               INVOLVING AND AFFECTING DRECO ENERGY SERVICES LTD.
                AND THE HOLDERS OF ITS CLASS "A" COMMON SHARES,
                         OPTIONS AND SHAREHOLDER RIGHTS

                                   ARTICLE 1

                                 INTERPRETATION

SECTION 1.1 DEFINITIONS. In this Plan of Arrangement unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

     "ABCA" means the Business Corporations Act (Alberta);

     "ARRANGEMENT" means the arrangement under section 186 of the ABCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments thereto made (i) in accordance with Section 8.8 of the Combination Agreement, (ii) in accordance with Section 6.1 hereof or (iii) at the direction of the Court in the Final Order;

     "ARRANGEMENT RESOLUTION" means the special resolution passed by the holders of the Dreco Common Shares and the Optionholders at the Meeting;

     "AUTOMATIC REDEMPTION DATE" has the meaning provided in the Exchangeable Share Provisions;

     "AVERAGE CLOSING PRICE" means the average closing price (computed and rounded to the third decimal point) of shares of National-Oilwell Common Stock on the NYSE during the 10 trading days ending on the last trading day prior to the Effective Date;

     "BUSINESS DAY" has the meaning provided in the Exchangeable Share
Provisions;

     "CLASS A PREFERRED SHARE" means the one authorized Class A Preferred Share of Dreco having the rights, privileges, restrictions and conditions set out in Appendix A annexed hereto;

     "COMBINATION AGREEMENT" means the agreement by and among National-Oilwell and Dreco, dated as of May 14, 1997, as amended and restated from time to time, providing for, among other things, this Plan of Arrangement and the Arrangement;

     "COURT" means the Court of Queen's Bench of Alberta;

     "DEPOSITARY" means Montreal Trust Company of Canada at its principal transfer office in Calgary, Alberta;

     "DISSENT PROCEDURES" has the meaning set out in Section 3.1;

     "DRECO" means Dreco Energy Services Ltd., a corporation existing under the ABCA;

     "DRECO COMMON SHARES" means the Class "A" common shares in the capital of Dreco;

     "EFFECTIVE DATE" means the date shown on the certificate of arrangement issued by the Registrar under the ABCA giving effect to the Arrangement;

     "EFFECTIVE TIME" means 12:01 a.m. on the Effective Date;

     "EXCHANGE PUT RIGHT" has the meaning provided in the Exchangeable Share Provisions;

     "EXCHANGE RATIO" means the ratio of exchange of Exchangeable Shares for Dreco Common Shares, as determined under the Combination Agreement and subject to adjustment as provided herein;

     "EXCHANGEABLE SHARE CONSIDERATION" has the meaning provided in the Exchangeable Share Provisions;

     "EXCHANGEABLE SHARE PRICE" has the meaning provided in the Exchangeable Share Provisions;

     "EXCHANGEABLE SHARE PROVISIONS" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, which are set forth in Appendix A hereto;

     "EXCHANGEABLE SHARES" means the Exchangeable Shares in the capital of Dreco provided for in this Plan of Arrangement;

     "FINAL ORDER" means the final order of the Court approving the Arrangement;

     "LIQUIDATION CALL RIGHT" has the meaning provided in Section 5.1;

     "LIQUIDATION DATE" has the meaning provided in the Exchangeable Share Provisions;

     "MEETING" means the special meeting of the shareholders of Dreco and of the Optionholders to be held to consider this Plan of Arrangement;

     "NATIONAL-OILWELL" means National-Oilwell, Inc., a corporation under the laws of Delaware;

     "NATIONAL-OILWELL COMMON STOCK" has the meaning provided in the Exchangeable Share Provisions;

     "NYSE" means the New York Stock Exchange;

     "OPTIONS" means all options to purchase Dreco Common Shares outstanding as at the Effective Date under Dreco's Amended and Restated 1989 Employee Incentive Stock Option Plan and under all private stock option agreements;

     "OPTIONHOLDERS" means holders of Options;

     "PROXY STATEMENT" means the Joint Management Information Circular and Proxy Statement/Prospectus of National-Oilwell and Dreco prepared in connection with the Arrangement;

     "REDEMPTION CALL PURCHASE PRICE" has the meaning provided in Section 5.2;

     "REDEMPTION CALL RIGHT" has the meaning provided in Section 5.2;

     "SUBSIDIARY" has the meaning provided in the Exchangeable Share Provisions;

     "TRANSFER AGENT" means the duly appointed transfer agent for the time being of the Exchangeable Shares, and if there is more than one such agent then the principal Canadian agent; and

     "VOTING AND EXCHANGE TRUST AGREEMENT" means the agreement so entitled between National-Oilwell, Dreco and the Trustee named therein to be dated as of the Effective Date and provided for in the Combination Agreement, as amended from time to time.

SECTION 1.2 SECTIONS, HEADINGS AND APPENDIXES. The division of this Plan of Arrangement into sections and the insertion of headings are for reference purposes only and shall not affect the interpretation of this Plan of Arrangement. Unless otherwise indicated, any reference in this Plan of Arrangement to a section or an Appendix refers to the specified section of or Appendix to this Plan of Arrangement. The Appendixes are incorporated herein and are part hereof.

SECTION 1.3 NUMBER, GENDER AND PERSONS. In this Plan of Arrangement, unless the context otherwise requires, words importing the singular number include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, bodies corporate, partnerships, associations, trusts, unincorporated organizations, governmental bodies and other legal or business entities of any kind.

SECTION 1.4 DATE FOR ANY ACTION. In the event that any date on or by which any action is required or permitted to be taken hereunder is not a Business Day, such action shall be required or permitted to be taken on or by the next succeeding day which is a Business Day.

SECTION 1.5 CURRENCY. Unless otherwise expressly stated herein, all references to currency and payments in cash or money in this Plan of Arrangement are to United States dollars.

SECTION 1.6 STATUTORY REFERENCES. Any reference in this Plan of Arrangement to a statute includes such statute as amended, consolidated or re-enacted from time to time, all regulations made thereunder, all amendments to such regulations from time to time, and any statute or regulation which supersedes such statute or regulations.

                                   ARTICLE 2

                                  ARRANGEMENT

SECTION 2.1 ARRANGEMENT. At the Effective Time on the Effective Date, the following reorganization of capital and other transactions shall occur and shall be deemed to occur in the following order without any further act or formality:

          (a) The Articles of Amalgamation of Dreco shall be amended to (i) create and authorize an unlimited number of Exchangeable Shares and one Class A Preferred Share.

          (b) Dreco shall issue to National-Oilwell one Class A Preferred Share in consideration of the issuance to Dreco of one share of National-Oilwell Common Stock. The stated capital of the Class A Preferred Share shall be equal to the fair market value, as determined by the board of directors of Dreco, of a share of National-Oilwell Common Stock. No certificate shall be issued in respect of the Class A Preferred Share.

          (c) Each Dreco Common Share (other than Dreco Common Shares held by holders who have exercised their rights of dissent in accordance with
     Section 3.1 hereof and who are ultimately entitled to be paid the fair value for such shares and other than Dreco Common Shares held by National-Oilwell or any Subsidiary thereof) will be exchanged at the Exchange Ratio for a number of Exchangeable Shares, and each such holder thereof will receive a whole number of Exchangeable Shares resulting therefrom. In lieu of fractional Exchangeable Shares, each such holder who otherwise would be entitled to receive a fraction of an Exchangeable Share on the exchange shall be paid by Dreco an amount determined as set forth in
     Section 4.3.

          (d) Upon the exchange referred to in subsection (c) above, each such holder of a Dreco Common Share shall cease to be such a holder, shall have his name removed from the register of holders of Dreco Common Shares and shall become a holder of the number of fully paid Exchangeable Shares to which he is entitled as a result of the exchange referred to in subsection
     (c), and such holder's name shall be added to the register of holders of Exchangeable Shares accordingly.

          (e) The aggregate stated capital of the Exchangeable Shares will be equal to the aggregate stated capital immediately prior to the Effective Date of the Dreco Common Shares which are exchanged pursuant to such subsection 2.1(c) above, thereby excluding the stated capital attributable to the fractional shares for which payment is made as contemplated in subsection (c) above.

          (f) The Articles of Amalgamation of Dreco shall be amended to reduce the number of authorized Dreco Common Shares to one and the rights, privileges, restrictions and conditions attaching to the Dreco Common Shares shall be changed and restated as set forth in Appendix A.

          (g) The one outstanding Class A Preferred Share will be exchanged for one fully-paid and non-assessable Dreco Common Share and the holder thereof shall cease to be a holder of the Class A Preferred Share, shall have its name removed from the register of holders of Class A Preferred Shares and shall become a holder of the Dreco Common Share to which it is entitled as a result of the exchange referred to in this subsection (g), and such holder's name shall be added to the register as holder of the Dreco Common Share accordingly.

          (h) The stated capital of the one Dreco Common Share shall be equal to the stated capital of the one Class A Preferred Share immediately prior to the exchange contemplated in subsection (g).

          (i) The Articles of Amalgamation of Dreco shall be amended to delete the Class A Preferred Share from the authorized share capital so that, after giving effect to the foregoing provisions of this section 2.1, the authorized capital of Dreco shall consist of an unlimited number of Exchangeable Shares having the rights, privileges, restrictions and conditions set forth in Appendix A hereto and one Common Share having the rights, privileges, restrictions and conditions set forth in Appendix A hereto.

          (j) Each of the then outstanding Options will, without any further action on the part of any Optionholder, be converted into an option to purchase the number of shares of National-Oilwell Common Stock equal to the number of Exchangeable Shares determined by multiplying the number of Dreco Common Shares subject to such Option at the Effective Time by the Exchange Ratio, at an exercise price per share of National-Oilwell Common Stock equal to the exercise price per share of such Option immediately prior to the Effective Time divided by the Exchange Ratio. If the foregoing calculation results in an exchanged Option being exercisable for a fraction of a share of National-Oilwell Common Stock, then the number of shares of National-Oilwell Common Stock subject to such Option will be rounded down to the nearest whole number of shares, and the exercise price per whole share of National-Oilwell Common Stock will be as determined above. The Dreco Options as so converted will (without further action on the part of the optionholders) be further modified as necessary to effect such conversion; provided, however, the term, exercisability, vesting schedule, and all other terms and conditions of the Options will otherwise be unchanged by the provisions of this paragraph (j) and shall operate in accordance with their terms. The obligations of Dreco under the Dreco Options as so converted shall be assumed by NOI and NOI shall be substituted for Dreco as the sponsor of the Dreco Option Plan.

          (k) All rights outstanding under the Shareholder Rights Plan Agreement between Dreco and Montreal Trust Company of Canada dated as of November 15, 1996 (the "Rights Plan") immediately prior to the Effective Date shall, on the Effective Date, be redeemed and cancelled, all on the terms and with the effects and results contained in the Rights Plan, and the Rights Plan shall be terminated.

                                   ARTICLE 3

                               RIGHTS OF DISSENT

SECTION 3.1 RIGHTS OF DISSENT. Holders of Dreco Common Shares or Options may exercise rights of dissent with respect to such shares or Options pursuant to and in the manner set forth in section 184 of the ABCA and this Section 3.1 (the "Dissent Procedures") in connection with the Arrangement, and holders who duly exercise such rights of dissent and who:

          (a) are ultimately entitled to be paid fair value for the Dreco Common Shares or Options shall be deemed to have transferred such Dreco Common Shares or Options to Dreco for cancellation on the Effective Date; or

          (b) are ultimately not entitled, for any reason, to be paid the fair value for their Dreco Common Shares or Options shall be deemed to have participated in the Arrangement on the same basis as any non-dissenting holder of Dreco Common Shares or Options, but in no case shall Dreco be required to recognize such holders as holders of Dreco Common Shares or Options on and after the Effective Date, and the names of such persons shall be deleted from the registers of holders of Dreco Common Shares or Options on the Effective Date.

                                   ARTICLE 4

                       CERTIFICATES AND FRACTIONAL SHARES

SECTION 4.1 ISSUANCE OF CERTIFICATES REPRESENTING EXCHANGEABLE SHARES. At or promptly after the Effective Time, Dreco shall deposit with the Depositary, for the benefit of the holders of Dreco Common Shares exchanged pursuant to subsection 2.1(c), certificates representing the Exchangeable Shares issued pursuant to subsection 2.1(c) upon the exchange. Upon surrender to the Depositary of a certificate which immediately prior to the Effective Time represented outstanding Dreco Common Shares together with such other documents and instruments as would have been required to effect the transfer of the shares formerly represented by such certificate under the ABCA and the by-laws of Dreco and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, a certificate representing that number (rounded down to the nearest whole number) of Exchangeable Shares which such holder has the right to receive (together with any dividends or distributions with respect thereto pursuant to Section 4.2 and any cash in lieu of fractional Exchangeable Shares pursuant to
Section 4.3), and the certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Dreco Common Shares which is not registered in the transfer records of Dreco, a certificate representing the proper number of Exchangeable Shares may be issued to a transferee if the certificate representing such Dreco Common Shares is presented to the Depositary, accompanied by all documents required to evidence and effect such transfer. Until surrendered as contemplated by this Section 4.1, each certificate which immediately prior to the Effective Time represented outstanding Dreco Common Shares, shall be deemed at any time after the Effective Time, but subject to Section 4.5, to represent only the right to receive upon such surrender (a) the certificate representing Exchangeable Shares as contemplated by this Section 4.1, (b) a cash payment in lieu of any fractional Exchangeable Shares as contemplated by Section 4.3 and (c) any dividends or distributions with a record date after the Effective Time theretofore paid or payable with respect to Exchangeable Shares as contemplated by Section 4.2.

SECTION 4.2 DISTRIBUTIONS WITH RESPECT TO UNSURRENDERED CERTIFICATES. No dividends or other distributions declared or made after the Effective Time with respect to Exchangeable Shares with a record date after the Effective Time shall be paid to the holder of any formerly outstanding Dreco Common Shares which were exchanged pursuant to Section 2.1, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 4.3, unless and until the certificate representing such shares shall be surrendered in accordance with Section 4.1. Subject to applicable law and to Section 4.5, at the time of such surrender of any such certificate (or, in the case of clause
(c) below, at the appropriate payment date), there shall be paid to the holder of the Exchangeable Shares resulting from exchange, in all cases without interest, (a) the amount of any cash payable in lieu of a fractional Exchangeable Share to which such holder is entitled pursuant to Section 4.3, (b) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such Exchangeable Shares, and
(c) the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such Exchangeable Shares.

SECTION 4.3 NO FRACTIONAL SHARES. No certificates or scrip representing fractional Exchangeable Shares shall be issued upon the surrender for exchange of certificates pursuant to Section 4.1, and such fractional interests shall not entitle the owner thereof to vote or to possess or exercise any rights as a security holder of Dreco. In lieu of any such fractional interests, each person entitled thereto will receive an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of (a) such fractional interest, multiplied by (b) the Average Closing Price, such amount to be provided to the Depositary by Dreco upon request.

SECTION 4.4 LOST CERTIFICATES. If any certificate which immediately prior to the Effective Time represented outstanding Dreco Common Shares which were exchanged pursuant to Section 2.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, certificates representing Exchangeable Shares (and any dividends or distributions with respect thereto and any cash pursuant to Section 4.3) deliverable in respect thereof as determined in accordance with Section 2.1. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the person to whom certificates representing Exchangeable Shares are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to Dreco, National-Oilwell and the Transfer Agent, as the case may be, in such sum as Dreco may direct or otherwise indemnify Dreco or National-Oilwell in a manner satisfactory to Dreco and the Transfer Agent against any claim that may be made against Dreco, National-Oilwell or the Transfer Agent with respect to the certificate alleged to have been lost, stolen or destroyed.

SECTION 4.5 EXTINGUISHMENT OF RIGHTS. Any certificate which immediately prior to the Effective Time represented outstanding Dreco Common Shares which were exchanged pursuant to Section 2.1 and has not been deposited, with all other instruments required by Section 4.1, on or prior to the tenth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature as a shareholder of Dreco. On such date, the Exchangeable Shares to which the former registered holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered to Dreco, together with all entitlements to dividends, distributions and interest thereon held for such former registered holder, for no consideration and shall thereupon be cancelled and the name of the former registered holder shall be removed from the register of holders of such Shares.

                                   ARTICLE 5

                       CERTAIN RIGHTS AND OBLIGATIONS OF
                NATIONAL-OILWELL TO ACQUIRE EXCHANGEABLE SHARES

SECTION 5.1  NATIONAL-OILWELL LIQUIDATION CALL RIGHT.

          (a) National-Oilwell shall have the overriding right (the "LIQUIDATION CALL RIGHT"), in the event of and notwithstanding the proposed liquidation, dissolution or winding-up of Dreco as referred to in Article 5 of the Exchangeable Share Provisions, to purchase from all but not less than all of the holders (other than National-Oilwell and any Subsidiary thereof) of Exchangeable Shares on the Liquidation Date all but not less than all of the Exchangeable Shares held by such holders on payment by National-Oilwell to each holder of the Exchangeable Share Price applicable on the last Business Day prior to the Liquidation Date (the "LIQUIDATION CALL PURCHASE PRICE"). In the event of the exercise of the Liquidation Call Right by National-Oilwell, each holder shall be obligated to sell all the Exchangeable Shares held by the holder to National-Oilwell on the Liquidation Date on payment by National-Oilwell to the holder of the Liquidation Call Purchase Price for each such share.

          (b) To exercise the Liquidation Call Right, National-Oilwell must notify Dreco's Transfer Agent in writing, as agent for the holders of Exchangeable Shares, and Dreco of National-Oilwell's intention to exercise such right at least 55 days before the Liquidation Date in the case of a voluntary liquidation, dissolution or winding-up of Dreco and at least five Business Days before the Liquidation Date in the case of an involuntary liquidation, dissolution or winding-up of Dreco. The Transfer Agent will notify the holders of Exchangeable Shares as to whether or not National-Oilwell has exercised the Liquidation Call Right forthwith after the expiry of the date by which the same may be exercised by National-Oilwell. If National-Oilwell exercises the Liquidation Call Right, on the Liquidation Date National-Oilwell will purchase and the holders will sell all of the Exchangeable Shares then outstanding for a price per share equal to the Liquidation Call Purchase Price.

          (c) For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Liquidation Call Right, National-Oilwell shall deposit with the Transfer Agent, on or before the Liquidation Date, the Exchangeable Share Consideration representing the total Liquidation Call Purchase Price. Provided that such Exchangeable Share Consideration has been so deposited with the Transfer Agent, on and after the Liquidation Date the right of each holder of Exchangeable Shares will be limited to receiving such holder's proportionate part of the total Liquidation Call Purchase Price payable by National-Oilwell without interest upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder and the holder shall on and after the Liquidation Date be considered and deemed for all purposes to be the holder of the National-Oilwell Common Stock delivered to it. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the ABCA and the by-laws of Dreco and such additional documents and instruments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Transfer Agent on behalf of National-Oilwell shall deliver to such holder, the Exchangeable Share Consideration to which the holder is entitled. If National-Oilwell does not exercise the Liquidation Call Right in the manner described above, on the Liquidation Date the holders of the Exchangeable Shares will be entitled to receive in exchange therefor the liquidation price otherwise payable by Dreco in connection with the liquidation, dissolution or winding-up of Dreco pursuant to Article 5 of the Exchangeable Share Provisions. Notwithstanding the foregoing, until such Exchangeable Share Consideration is delivered to the holder, the holder shall be deemed to still be a holder of Exchangeable Shares for purposes of all voting rights with respect thereto under the Voting and Exchange Trust Agreement.

SECTION 5.2  NATIONAL-OILWELL REDEMPTION CALL RIGHT.

          (a) National-Oilwell shall have the overriding right ( the "REDEMPTION CALL RIGHT"), notwithstanding the proposed redemption of the Exchangeable Shares by Dreco pursuant to Article 7 of the Exchangeable Share Provisions, to purchase from all but not less than all of the holders (other than National-Oilwell or any Subsidiary thereof) of Exchangeable Shares on the Automatic Redemption Date all but not less than all of the Exchangeable Shares held by each such holder on payment by National-Oilwell to the holder of the Exchangeable Share Price applicable on the last Business Day prior to the Automatic Redemption Date (the "REDEMPTION CALL PURCHASE PRICE"). In the event of the exercise of the Redemption Call Right by National-Oilwell, each holder shall be obligated to sell all the Exchangeable Shares held by the holder to National-Oilwell on the Automatic Redemption Date on payment by National-Oilwell to the holder of the Redemption Call Purchase Price for each such share.

          (b) To exercise the Redemption Call Right, National-Oilwell must notify the Transfer Agent in writing, as agent for the holders of Exchangeable Shares, and Dreco of National-Oilwell's intention to exercise such right not later than the date by which Dreco is required to give notice of the Automatic Redemption Date. If National-Oilwell exercises the Redemption Call Right, on the Automatic Redemption Date National-Oilwell will purchase and the holders will sell all of the Exchangeable Shares then outstanding for a price per share equal to the Redemption Call Purchase Price.

          (c) For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Redemption Call Right, National-Oilwell shall deposit with the Transfer Agent, on or before the Automatic Redemption Date, the Exchangeable Share Consideration representing the total Redemption Call Purchase Price. Provided that such Exchangeable Share Consideration has been so deposited with the Transfer Agent, on and after the Automatic Redemption Date the rights of each holder of Exchangeable Shares will be limited to receiving such holder's proportionate part of the total Redemption Call Purchase Price payable by National-Oilwell upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder and the holder shall on and after the Automatic Redemption Date be considered and deemed for all purposes to be the holder of the National-Oilwell Common Stock delivered to such holder. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the ABCA and the by-laws of National-Oilwell and such additional documents and instruments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Transfer Agent on behalf of National-Oilwell shall deliver to such holder, the Exchangeable Share Consideration to which the holder is entitled. If National-Oilwell does not exercise the Redemption Call Right in the manner described above, on the Automatic Redemption Date the holders of the Exchangeable Shares will be entitled to receive in exchange therefor the redemption price otherwise payable by Dreco in connection with the redemption of the Exchangeable Shares pursuant to Article 7 of the Exchangeable Share Provisions. Notwithstanding the foregoing, until such Exchangeable Share Consideration is delivered to the holder, the holder shall be deemed to still be a holder of Exchangeable Shares for purposes of all voting rights with respect thereto under the Voting and Exchange Trust Agreement.

SECTION 5.3 EXCHANGE PUT RIGHT. Upon and subject to the terms and conditions contained in the Exchangeable Share Provisions and the Voting and Exchange Trust
Agreement:

          (a) a holder of Exchangeable Shares shall have the right (the "Exchange Put Right") at any time to require National-Oilwell to purchase all or any part of the Exchangeable Shares of the holder; and

          (b) upon the exercise by the holder of the Exchange Put Right, the holder shall be required to sell to National-Oilwell, and National-Oilwell shall be required to purchase from the holder, no later than the time or times prescribed therefor herein or in the Exchangeable Share Provisions or the Voting and Exchange Trust Agreement, that number of Exchangeable Shares in respect of which the Exchange Put Right is exercised, in consideration of the payment by National-Oilwell of the Exchangeable Share Price applicable thereto and delivery by or on behalf of National-Oilwell of the Exchangeable Share Consideration representing the total applicable Exchangeable Share Price.

                                   ARTICLE 6

                                   AMENDMENT

SECTION 6.1 PLAN OF ARRANGEMENT AMENDMENT. Dreco reserves the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time provided that any such amendment, modification, or supplement must be contained in a written document that is (a) agreed to by National-Oilwell, (b) filed with the Court and, if made following the Meeting, approved by the Court and (c) communicated to holders of Dreco Common Shares and Options in the manner required by the Court (if so required).

     Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Dreco at any time prior to or at the Meeting (provided that National-Oilwell shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Court's interim order), shall become part of this Plan of Arrangement for all purposes.

     Any amendment, modification or supplement to this Plan of Arrangement which is approved by the Court following the Meeting shall be effective only (a) if it is consented to by Dreco, (b) if it is consented to by National-Oilwell and (c) if required by the Court or applicable law, it is consented to by the holders of the Dreco Common Shares or the Exchangeable Shares and Options as the case may be.

                             APPENDIX A TO THE PLAN
                            OF ARRANGEMENT OF DRECO

  PROVISIONS ATTACHING TO THE CLASS A PREFERRED SHARE

     The Class A Preferred Share in the capital of the Corporation shall have attached thereto the following rights, privileges, restrictions and conditions:

  DIVIDENDS

     Subject to the prior rights of the holders of any shares ranking senior to the Class A Preferred Share with respect to priority in the payment of dividends, the holder of Class A Preferred Share shall be entitled to receive dividends and the Corporation shall pay dividends thereon, as and when declared by the board of directors of the Corporation as cumulative dividends in the amount of $1.00 per share per annum payable annually on December 31 in each year in arrears. Such dividends shall accrue from the date of issue to and including the date to which the computation of dividends is to be made. A cheque for the amount of the dividend less any required deduction shall be mailed by first class mail to the address of the registered holder thereof.

  DISSOLUTION

     In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, subject to the prior rights of the holders of any shares ranking senior to the Class A Preferred Share with respect to priority in the distribution of assets upon liquidation, dissolution or winding-up, the holder of the Class A Preferred Share shall be entitled to receive an amount equal to the stated capital in respect of the Class A Preferred Share and dividends remaining unpaid, including all cumulative dividends, whether or not declared. After payment to the holder of the Class A Preferred Share of such amounts, such holder shall not be entitled to share in any further distribution of the assets of the Corporation.

  VOTING RIGHTS

     Except where specifically provided by the Act, the holder of the Class A Preferred Share shall not be entitled to receive notice of or to attend meetings of the shareholders of the Corporation and shall not be entitled to vote at any meeting of shareholders of the Corporation.

  PROVISIONS ATTACHING TO EXCHANGEABLE SHARES

     The Exchangeable Shares in the capital of the Corporation shall have the following rights, privileges, restrictions and conditions:

                                   ARTICLE 1

                                 INTERPRETATION

     For the purposes of these rights, privileges, restrictions and conditions:

1.1 "ACT" means the Business Corporations Act (Alberta), as amended, consolidated or reenacted from time to time.

     "AGGREGATE EQUIVALENT VOTE AMOUNT" means, with respect to any matter, proposition or question on which holders of National-Oilwell Common Stock are entitled to vote, consent or otherwise act, the product of (i) the number of Exchangeable Shares then issued and outstanding and held by holders other than National-Oilwell and its Subsidiaries multiplied by (ii) the number of votes to which a holder of one share of National-Oilwell Common Stock is entitled with respect to such matter, proposition or question.

     "AUTOMATIC REDEMPTION DATE" means the date for the automatic redemption by the Corporation of Exchangeable Shares pursuant to Article 7 of these share provisions, which date shall be the first to occur of (a) the fifth anniversary of the Effective Date of the Arrangement, (b) the date selected by the Dreco Board of Directors at a time when less than 15% of the Exchangeable Shares issuable on the Effective Date (other than Exchangeable Shares held by National-Oilwell and its Subsidiaries and as such number of shares may be adjusted as deemed appropriate by the Board of Directors to give effect to any subdivision or consolidation of or stock dividend on the Exchangeable Shares, any issuance or distribution of rights to acquire Exchangeable Shares or securities exchangeable for or convertible into or carrying rights to acquire Exchangeable Shares, any issue or distribution of other securities or rights or evidences of indebtedness or assets, or any other capital reorganization or other transaction involving or affecting the Exchangeable Shares) are outstanding, (c) the Business Day prior to the record date for any meeting or vote of the shareholders of the Corporation to consider any matter on which the holders of Exchangeable Shares would be entitled to vote as shareholders of the Corporation, but excluding any meeting or vote as described in clause (d) below or (d) the Business Day following the day on which the holders of Exchangeable Shares fail to take the necessary action at a meeting or other vote of holders of Exchangeable Shares, if and to the extent such action is required, to approve or disapprove, as applicable, any change to, or in the rights of the holders of, Exchangeable Shares, if the approval or disapproval, as applicable, of such change would be required to maintain the economic and legal equivalence of the Exchangeable Shares and the National-Oilwell Common Stock.

     "BOARD OF DIRECTORS" means the Board of Directors of the Corporation and any committee thereof acting within its authority.

     "BUSINESS DAY" means any day other than a Saturday, a Sunday or a day when banks are not open for business in one or more of Houston, Texas, Toronto, Ontario and Calgary, Alberta.

     "CLASS A PREFERRED SHARE" means the Class A Preferred Share in the capital of the Corporation.

     "COMMON SHARES" means the common shares in the capital of the Corporation.

     "CORPORATION" means Dreco Energy Services Ltd., a corporation under the laws of the Province of Alberta and includes any successor corporation.

     "CURRENT MARKET PRICE" means, in respect of a share of National-Oilwell Common Stock on any date, the average of the closing bid and ask prices of National-Oilwell Common Stock during the period of 20 consecutive trading days ending not more than five trading days before such date on the New York Stock Exchange, or, if National-Oilwell Common Stock is not then traded on the New York Stock Exchange, on such other principal U.S. stock exchange or automated quotation system on which the National-Oilwell Common Stock is listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided, however, that if in the opinion of the Board of Directors the public distribution or trading activity of National-Oilwell Common Stock during such period does not create a market which reflects the fair market value of a share of National-Oilwell Common Stock, then the Current Market Price of a share of National-Oilwell Common Stock shall be determined by the Board of Directors based upon the advice of such qualified independent financial advisors as the Board of Directors may deem to be appropriate, and provided further than any such selection, opinion or determination by the Board of Directors shall be conclusive and binding.

     "EXCHANGE PUT RIGHT" has the meaning provided in Article 8.

     "EXCHANGEABLE SHARE CONSIDERATION" means, for any acquisition of or redemption of or distribution of assets of the Corporation in respect of or purchase pursuant to the Exchange Put Right of Exchangeable Shares pursuant to these share provisions, the Plan of Arrangement, the Support Agreement or the Voting and Exchange Trust Agreement:

          (a) certificates representing the aggregate number of shares of National-Oilwell Common Stock deliverable in connection with such action;

          (b) a cheque or cheques payable at par at any branch of the bankers of the payor in the amount of all declared and unpaid and undeclared but payable cash dividends deliverable in connection with such action; and

          (c) such stock or property constituting any declared and unpaid non-cash dividends deliverable in connection with such action;

     provided that (i) that part of the consideration which is the Current Market Price of a share of National-Oilwell Common Stock shall be fully paid and satisfied by the delivery of one share of National-Oilwell Common Stock, (ii) that part of the consideration which represents non-cash dividends remaining unpaid shall be fully paid and satisfied by delivery of such non-cash items, (iii) any such stock shall be duly issued as fully paid and non-assessable and any such property shall be delivered free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest and (iv) such consideration shall be paid less any tax required to be deducted and withheld therefrom and without interest.

     "EXCHANGEABLE SHARE PRICE" means, for each Exchangeable Share, an amount equal to the aggregate of:

          (a) the Current Market Price of a share of National-Oilwell Common Stock; plus

          (b) an additional amount equal to the full amount of all cash dividends declared and unpaid on such Exchangeable Share; plus

          (c) an additional amount equal to all dividends declared on National-Oilwell Common Stock which have not been declared on Exchangeable Shares in accordance herewith; plus

          (d) an additional amount representing non-cash dividends declared and unpaid on such Exchangeable Share.

     "EXCHANGEABLE SHARES" means the Exchangeable Shares of the Corporation having the rights, privileges, restrictions and conditions set forth herein.

     "LIQUIDATION AMOUNT" has the meaning provided in Section 5.1.

     "LIQUIDATION CALL RIGHT" has the meaning provided in the Plan of Arrangement.

     "LIQUIDATION DATE" has the meaning provided in Section 5.1.

     "NATIONAL-OILWELL" means National-Oilwell, Inc., a corporation organized and existing under the laws of the State of Delaware and includes any successor corporation.

     "NATIONAL-OILWELL CALL NOTICE" has the meaning provided in Section 6.3.

     "NATIONAL-OILWELL COMMON STOCK" means the shares of common stock of National-Oilwell, with a par value of U.S. $0.01 per share, having voting rights of one vote per share, and any other securities resulting from the application of section 2.7 of the Support Agreement.

     "NATIONAL-OILWELL DIVIDEND DECLARATION DATE" means the date on which the board of directors of National-Oilwell declares any dividend on the National-Oilwell Common Stock.

     "NATIONAL-OILWELL SPECIAL SHARE" means the one share of Special Voting Stock of National-Oilwell with a par value of U.S. $0.01 and having voting rights at meetings of holders of National-Oilwell Common Stock equal to the Aggregate Equivalent Voting Amount.

     "PLAN OF ARRANGEMENT" means the plan of arrangement involving and affecting the Corporation and the holders of its Class "A" common shares, options and shareholder rights under section 186 of the Act, to which plan of arrangement these share provisions are an appendix.

     "PURCHASE PRICE" has the meaning provided in Section 6.3.

     "REDEMPTION CALL PURCHASE PRICE" has the meaning provided in the Plan of Arrangement.

     "REDEMPTION CALL RIGHT" has the meaning provided in the Plan of Arrangement.

     "REDEMPTION PRICE" has the meaning provided in Section 7.1.

     "RETRACTED SHARES" has the meaning provided in subsection 6.1(i).

     "RETRACTION CALL RIGHT" has the meaning provided in subsection 6.1(iii).

     "RETRACTION DATE" has the meaning provided in subsection 6.1(ii).

     "RETRACTION PRICE" has the meaning provided in Section 6.1.

     "RETRACTION REQUEST" has the meaning provided in Section 6.1.

     "SUBSIDIARY", in relation to any person, means any body corporate partnership, joint venture, association or other entity of which more than 50% of the total voting power of shares of stock or units of ownership or beneficial interest entitled to vote in the election of directors (or members of a comparable governing body) is owned or controlled, directly or indirectly, by such person.

     "SUPPORT AGREEMENT" means the Support Agreement between National-Oilwell and the Corporation made as of [Effective Date], 1997.

     "TRANSFER AGENT" means the duly appointed transfer agent for the time being of the Exchangeable Shares, and if there is more than one such agent then the principal Canadian agent.

     "TRUSTEE" means the Trustee appointed under the Voting and Exchange Trust Agreement, and any successor trustee.

     "VOTING AND EXCHANGE TRUST AGREEMENT" means the Voting and Exchange Trust Agreement between the Corporation, National-Oilwell and the Trustee made as of [Effective Date], 1997.

                                   ARTICLE 2

                         RANKING OF EXCHANGEABLE SHARES

2.1 The Exchangeable Shares shall rank junior to the Class A Preferred Share, and shall be entitled to a preference over the Common Shares and any other shares ranking junior to the Exchangeable Shares, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

                                   ARTICLE 3

                                   DIVIDENDS

3.1 A holder of an Exchangeable Share shall be entitled to receive and the Board of Directors shall, subject to applicable law, on each National-Oilwell Dividend Declaration Date, declare a dividend on each Exchangeable Share (a) in the case of a cash dividend declared on the National-Oilwell Common Stock, in an amount in cash for each Exchangeable Share equal to the cash dividend declared on each share of National-Oilwell Common Stock or (b) in the case of a stock dividend declared on the National-Oilwell Common Stock to be paid in National-Oilwell Common Stock, in such number of Exchangeable Shares for each Exchangeable Share as is equal to the number of shares of National-Oilwell Common Stock to be paid on each share of National-Oilwell Common Stock or (c) in the case of a dividend declared on the National-Oilwell Common Stock in property other than cash or National-Oilwell Common Stock, in such type and amount of property for each Exchangeable Share as is the same as the type and amount of property declared as a dividend on each share of National-Oilwell Common Stock. Such dividends shall be paid out of money, assets or property of the Corporation properly applicable to the payment of dividends, or out of authorized but unissued shares of the Corporation.

3.2 Cheques of the Corporation payable at par at any branch of the bankers of the Corporation shall be issued in respect of any cash dividends contemplated by subsection 3.1(a) hereof and the sending of such a cheque to each holder of an Exchangeable Share (less any tax required to be deducted and withheld from such dividends paid or credited by the Corporation) shall satisfy the cash dividends represented thereby unless the cheque is not paid on presentation. Certificates registered in the name of the registered holder of Exchangeable Shares shall be issued or transferred in respect of any stock dividends contemplated by subsection 3.1(b) hereof and the sending of such a certificate to each holder of an Exchangeable Share shall satisfy the stock dividend represented thereby. Such other type and amount of property in respect of any dividends contemplated by subsection 3.1(c) hereof shall be issued, distributed or transferred by the Corporation in such manner as it shall determine and the issuance, distribution or transfer thereof by the Corporation to each holder of an Exchangeable Share shall satisfy the dividend represented thereby. In all cases any such dividends shall be subject to any reduction or adjustment for tax required to be deducted and withheld from such dividends paid or credited by the Corporation. No holder of an Exchangeable Share shall be entitled to recover by action or other legal process against the Corporation any dividend which is represented by a cheque that has not been duly presented to the Corporation's bankers for payment or which otherwise remains unclaimed for a period of six years from the date on which such dividend was payable.

3.3 The record date for the determination of the holders of Exchangeable Shares entitled to receive payment of, and the payment date for, any dividend declared on the Exchangeable Shares under Section 3.1 hereof shall be the same dates as the record date and payment date, respectively, for the corresponding dividend declared on the National-Oilwell Common Stock.

3.4 If on any payment date for any dividends declared on the Exchangeable Shares under Section 3.1 hereof the dividends are not paid in full on all of the Exchangeable Shares then outstanding, any such dividends which remain unpaid shall be paid on a subsequent date or dates determined by the Board of Directors on which the Corporation shall have sufficient moneys, assets or property properly applicable to the payment of such dividends.

3.5 Except as provided in this Article 3, the holders of Exchangeable Shares shall not be entitled to receive dividends in respect thereof.

                                   ARTICLE 4

                              CERTAIN RESTRICTIONS

4.1 So long as any of the Exchangeable Shares are outstanding, the Corporation shall not at any time without, but may at any time with, the approval of the holders of the Exchangeable Shares given as specified in Section 10.1 of these share provisions:

          (a) pay any dividends on the Common Shares, or any other shares ranking junior to the Exchangeable Shares, other than stock dividends payable in any such other shares ranking junior to the Exchangeable Shares;

          (b) redeem or purchase or make any capital distribution in respect of Common Shares or any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution;

          (c) redeem or purchase any other shares of the Corporation ranking equally with the Exchangeable Shares with respect of the payment of dividends or on any liquidation distribution; or

          (d) amend the articles or by-laws of the Corporation, in either case in any manner that would affect the rights of the holders of the Exchangeable Shares.

     The restrictions in subsections 4.1(a), 4.1(b), and 4.1(c) above shall not apply if all dividends on the outstanding Exchangeable Shares corresponding to dividends declared with a record date on or following the effective date of the Plan of Arrangement on the National-Oilwell Common Stock shall have been declared on the Exchangeable Shares and paid in full.

                                   ARTICLE 5

                          DISTRIBUTION ON LIQUIDATION

5.1 In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, a holder of Exchangeable Shares shall be entitled, subject to applicable law, to receive from the assets of the Corporation in respect of each Exchangeable Share held by such holder on the effective date of such liquidation, dissolution or winding-up (the "LIQUIDATION DATE"), before any distribution of any part of the assets of the Corporation to the holders of the Common Shares or any other shares ranking junior to the Exchangeable Shares, an amount equal to the Exchangeable Share Price applicable on the last Business Day prior to the Liquidation Date (the "LIQUIDATION AMOUNT"). In connection with payment of the Liquidation Amount, the Corporation shall be entitled to liquidate some of the National-Oilwell Common Stock which would otherwise be deliverable to the particular holder of Exchangeable Shares in order to fund any statutory withholding tax obligation.

5.2 On or promptly after the Liquidation Date, and subject to the exercise by National-Oilwell of the Liquidation Call Right, the Corporation shall cause to be delivered to the holders of the Exchangeable Shares the Liquidation Amount for each such Exchangeable Share upon presentation and surrender of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent may reasonably require, at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of the Exchangeable Shares. Payment of the total Liquidation Amount for such Exchangeable Shares shall be made by delivery to each holder, at the address of the holder recorded in the securities register of the Corporation for the Exchangeable Shares or by holding for pick up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of Exchangeable Shares, on behalf of the Corporation of the Exchangeable Share Consideration representing the total Liquidation Amount. On and after the Liquidation Date, the holders of the Exchangeable Shares shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof, other than the right to receive their proportionate part of the total Liquidation Amount, unless payment of the total Liquidation Amount for such Exchangeable Shares shall not be made upon presentation and surrender of share certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Liquidation Amount has been paid in the manner hereinbefore provided. The Corporation shall have the right at any time on or after the Liquidation Date to deposit or cause to be deposited the Exchangeable Share Consideration in respect of the Exchangeable Shares represented by certificates that have not at the Liquidation Date been surrendered by the holders thereof in a custodial account or for safe keeping, in the case of non-cash items, with any chartered bank or trust company in Canada. Upon such deposit being made, the rights of the holders of Exchangeable Shares after such deposit shall be limited to receiving their proportionate part of the total Liquidation Amount for such Exchangeable Shares so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions. Upon such payment or deposit of such Exchangeable Share Consideration, the holders of the Exchangeable Shares shall thereafter be considered and deemed for all purposes to be the holders of the National-Oilwell Common Stock delivered to them. Notwithstanding the foregoing, until such payment or deposit of such Exchangeable Share Consideration, the holder shall be deemed to still be a holder of Exchangeable Shares for purposes of all voting rights with respect thereto under the Voting and Exchange Trust Agreement.

5.3 After the Corporation has satisfied its obligations to pay the holders of the Exchangeable Shares the Liquidation Amount per Exchangeable Share, such holders shall not be entitled to share in any further distribution of the assets of the Corporation.

                                   ARTICLE 6

                  RETRACTION OF EXCHANGEABLE SHARES BY HOLDER

6.1 A holder of Exchangeable Shares shall be entitled at any time subject to the exercise by National-Oilwell of the Retraction Call Right and otherwise upon compliance with the provisions of this Article 6, to require the Corporation to redeem any or all of the Exchangeable Shares registered in the name of such holder for an amount equal to the Exchangeable Share Price applicable on the last Business Day prior to the Retraction Date (the "RETRACTION PRICE"). In connection with payment of the Retraction Price, the Corporation shall be entitled to liquidate some of the National-Oilwell Common Stock that would otherwise be deliverable to the particular holder of Exchangeable Shares in order to fund any statutory withholding tax obligation. To effect such redemption, the holder shall present and surrender at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in Schedule A hereto or by notice to the holders of Exchangeable Shares the certificate or certificates representing the Exchangeable Shares which the holder desires to have the Corporation redeem, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent may reasonably require, and together with a duly executed statement (the "RETRACTION REQUEST") in the form of Schedule A hereto or in such other form as may be acceptable to the Corporation:

          (i) specifying that the holder desires to have all or any number specified therein of the Exchangeable Shares represented by such certificate or certificates (the "RETRACTED SHARES") redeemed by the Corporation;

          (ii) stating the Business Day on which the holder desires to have the Corporation redeem the Retracted Shares (the "RETRACTION DATE"), provided that the Retraction Date shall be not less than five Business Days nor more than 10 Business Days after the date on which the Retraction Request is received by the Corporation and further provided that, in the event that no such Business Day is specified by the holder in the Retraction Request, the Retraction Date shall be deemed to be the tenth Business Day after the date on which the Retraction Request is received by the Corporation; and

          (iii) acknowledging the overriding right (the "RETRACTION CALL RIGHT") of National-Oilwell to purchase all but not less than all the Retracted Shares directly from the holder and that the Retraction Request shall be deemed to be a revocable offer by the holder to sell the Retracted Shares in accordance with the Retraction Call Right on the terms and conditions set out in Section 6.3 below.

6.2 Subject to the exercise by National-Oilwell of the Retraction Call Right, upon receipt by the Corporation or the Transfer Agent in the manner specified in
Section 6.1 hereof of a certificate or certificates representing the number of Exchangeable Shares which the holder desires to have the Corporation redeem, together with a Retraction Request, and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 6.7, the Corporation shall redeem the Retracted Shares effective at the close of business on the Retraction Date and shall cause to be delivered to such holder the total Retraction Price with respect to such shares in accordance with Section 6.4 hereof. If only a part of the Exchangeable Shares represented by any certificate are redeemed or purchased by National-Oilwell pursuant to the Retraction Call right, a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of the Corporation.

6.3 Upon receipt by the Corporation of a Retraction Request, the Corporation shall immediately notify National-Oilwell thereof. In order to exercise the Retraction Call Right, National-Oilwell must notify the Corporation in writing of its determination to do so (the "NATIONAL-OILWELL CALL NOTICE") within two Business Days of such notification. If National-Oilwell does not so notify the Corporation within two Business Days, the Corporation will notify the holder as soon as possible thereafter that National-Oilwell will not exercise the Retraction Call Right. If National-Oilwell delivers the National-Oilwell Call Notice within such two Business Days, and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 6.7, the Retraction Request shall thereupon be considered only to be an offer by the holder to sell the Retracted Shares to National-Oilwell in accordance with the Retraction Call Right. In such event, the

Corporation shall not redeem the Retracted Shares and National-Oilwell shall purchase from such holder and such holder shall sell to National-Oilwell on the Retraction Date the Retracted Shares for a purchase price (the "PURCHASE PRICE") per share equal to the Retraction Price per share. For the purposes of completing a purchase pursuant to the Retraction Call Right, National-Oilwell shall deposit with the Transfer Agent, on or before the Retraction Date the Exchangeable Share Consideration representing the total Purchase Price. Provided that such Exchangeable Share Consideration has been so deposited with the Transfer Agent, the closing of the purchase and sale of the Retracted Shares pursuant to the Retraction Call Right shall be deemed to have occurred as at the close of business on the Retraction Date and, for greater certainty, no redemption by the Corporation of such Retracted Shares shall take place on the Retraction Date. In the event that National-Oilwell does not deliver a National-Oilwell Call Notice within two Business Days or otherwise comply with these Exchangeable Share provisions in respect thereto, and provided that Retraction Request is not revoked by the holder in the manner specified in
Section 6.7, the Corporation shall redeem the Retracted Shares on the Retraction Date and in the manner otherwise contemplated in this Article 6.

6.4 The Corporation or National-Oilwell, as the case may be, shall deliver or cause the Transfer Agent to deliver to the relevant holder, at the address of the holder recorded in the securities register of the Corporation for the Exchangeable Shares or at the address specified in the holder's Retraction Request or by holding for pick up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of Exchangeable Shares, the Exchangeable Share Consideration representing the total Retraction Price or the total Purchase Price, as the case may be, and such delivery of such Exchangeable Share Consideration to the Transfer Agent shall be deemed to be payment of and shall satisfy and discharge all liability for the total Retraction Price or total Purchase Price, as the case may be, except as to any cheque included therein which is not paid on due presentation.

6.5 On and after the close of business on the Retraction Date, the holder of the Retracted Shares shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive his proportionate part of the total Retraction Price or total Purchase Price, as the case may be, unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the total Retraction Price or the total Purchase Price, as the case may be, shall not be made, in which case the rights of such holder shall remain unaffected until the Exchangeable Share Consideration representing the total Retraction Price or the total Purchase Price, as the case may be, has been paid in the manner hereinbefore provided. On and after the close of business on the Retraction Date, provided that presentation and surrender of certificates and payment of the Exchangeable Share Consideration representing the total Retraction Price or the total Purchase Price, as the case may be, has been made in accordance with the foregoing provisions, the holder of the Retracted Shares so redeemed by the Corporation or purchased by National-Oilwell shall thereafter be considered and deemed for all purposes to be a holder of the National-Oilwell Common Stock delivered to it. Notwithstanding the foregoing, until payment of such Exchangeable Share Consideration to the holder, the holder shall be deemed to still be a holder of Exchangeable Shares for purposes of all voting rights with respect thereto under the Voting and Exchange Trust Agreement.

6.6 Notwithstanding any other provision of this Article 6, the Corporation shall not be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent that such redemption of Retracted Shares would be contrary to liquidity or solvency requirements or other provisions of applicable law. If the Corporation believes that on any Retraction Date it would not be permitted by any of such provisions to redeem the Retracted Shares tendered for redemption on such date, and provided that National-Oilwell shall not have exercised the Retraction Call Right with respect to the Retracted Shares, the Corporation shall only be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent of the maximum number that may be so redeemed (rounded down to a whole number of shares) as would not be contrary to such provisions and shall notify the holder at least two Business Days prior to the Retraction Date as to the number of Retracted Shares which will not be redeemed by the Corporation. In any case in which the redemption by the Corporation of Retracted Shares would be contrary to liquidity or solvency requirements or other provisions of applicable law, the Corporation shall redeem Retracted Shares in accordance with Section 6.2 of these share provisions on a pro rata basis and shall issue to each holder of Retracted Shares a new certificate, at the expense of the Corporation, representing the Retracted Shares not redeemed by the

Corporation pursuant to Section 6.2 hereof. Provided that the Retraction Request is not revoked by the holder in the manner specified in Section 6.7, the holder of any such Retracted Shares not redeemed by the Corporation pursuant to Section
6.2 of these share provisions as a result of liquidity or solvency requirements or applicable law shall be deemed by giving the Retraction Request to require National-Oilwell to purchase such Retracted Shares from such holder on the Retraction date or as soon as practicable thereafter on payment by National-Oilwell to such holder of the Purchase Price for each such Retracted Share, all as more specifically provided in the Voting and Exchange Trust Agreement, and National-Oilwell shall make such purchase.

6.7 A holder of Retracted Shares may, by notice in writing given by the holder to the Corporation before the close of business on the Business Day immediately preceding the Retraction Date, withdraw its Retraction Request in which event such Retraction Request shall be null and void and, for greater certainty, the revocable offer constituted by the Retraction Request to sell the Retracted Shares to National-Oilwell shall be deemed to have been revoked.

                                   ARTICLE 7

                      REDEMPTION OF EXCHANGEABLE SHARES BY
                                THE CORPORATION

7.1 Subject to applicable law, and if National-Oilwell does not exercise the Redemption Call Right, the Corporation shall on the Automatic Redemption Date redeem the whole of the then outstanding Exchangeable Shares for an amount equal to the Exchangeable Share Price applicable on the last Business Day prior to the Automatic Redemption Date (the "REDEMPTION PRICE"). In connection with payment of the Redemption Price, the Corporation shall be entitled to liquidate some of the National-Oilwell Common Stock which would otherwise be deliverable to the particular holder of Exchangeable Shares in order to fund any statutory withholding tax obligation.

7.2 In any case of a redemption of Exchangeable Shares under this Article 7, the Corporation, or the Transfer Agent on behalf of the Corporation, shall, at least 45 days before an Automatic Redemption Date or before a possible Automatic Redemption Date which may result from a failure of the holders of Exchangeable Shares to take necessary action as described in clause (d) of the definition of Automatic Redemption Date, send or cause to be sent to each holder of Exchangeable Shares a notice in writing of the redemption or possible redemption by the Corporation or the purchase by National-Oilwell under the Redemption Call Right, as the case may be, of the Exchangeable Shares held by such holder. Such notice shall set out the formula for determining the Redemption Price or the Redemption Call Purchase Price, as the case may be, the Automatic Redemption Date and, if applicable, particulars of the Redemption Call Right. In the case of any notice given in connection with a possible Automatic Redemption Date, such notice will be given contingently and will be withdrawn if the contingency does not occur.

7.3 On or after the Automatic Redemption Date and subject to the exercise by National-Oilwell of the Redemption Call Right, the Corporation shall cause to be delivered to the holders of the Exchangeable Shares to be redeemed the Redemption Price for each such Exchangeable Share upon presentation and surrender at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in such notice of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent may reasonably require. Payment of the total Redemption Price for such Exchangeable Shares shall be made by delivery to each holder, at the address of the holder recorded in the securities register or at any office of the Transfer Agent as may be specified by the Corporation in such notice, on behalf of the Corporation of the Exchangeable Share Consideration representing the total Redemption Price. On and after the Automatic Redemption Date, the holders of the Exchangeable Shares called for redemption shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof, other than the right to receive their proportionate part of the total Redemption Price, unless payment of the total Redemption Price for such Exchangeable Shares shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Redemption Price has been paid in the manner hereinbefore provided. The Corporation shall have the right at any time after the sending of notice of its intention to redeem the Exchangeable Shares as aforesaid to deposit or cause to be deposited the Exchangeable Share Consideration with respect to the Exchangeable Shares so called for redemption, or of such of the said Exchangeable Shares represented by certificates that have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, in a custodial account or for safe keeping, in the case of non-cash items, with any chartered bank or trust company in Canada named in such notice. Upon the later of such deposit being made and the Automatic Redemption Date, the Exchangeable Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or Automatic Redemption Date, as the case may be, shall be limited to receiving their proportionate part of the total Redemption Price for such Exchangeable Shares so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions. Upon such payment or deposit of such Exchangeable Share Consideration, the holders of the Exchangeable Shares shall thereafter be considered and deemed for all purposes to be holders of the National-Oilwell Common Stock delivered to them. Notwithstanding the foregoing, until such payment or deposit of such Exchangeable Share Consideration is made, the holder shall be deemed to still be a holder of Exchangeable Shares for purposes of all voting rights with respect thereto under the Voting and Exchange Trust Agreement.

                                   ARTICLE 8

                               EXCHANGE PUT RIGHT

8.1 Upon and subject to the terms and conditions contained in the Exchangeable Share Provisions and the Voting and Exchange Trust Agreement:

          (a) a holder of Exchangeable Shares shall have the right (the "Exchange Put Right") at any time to require National-Oilwell to purchase all or any part of the Exchangeable Shares of the holder; and

          (b) upon the exercise by the holder of the Exchange Put Right and provided that, at the time of purchase, the Exchangeable Shares are listed on a recognized Canadian stock exchange, the holder shall be required to sell to National-Oilwell, and National-Oilwell shall be required to purchase from the holder, that number of Exchangeable Shares in respect of which the Exchange Put Right is exercised, in consideration of the payment by National-Oilwell of the Exchangeable Share Price applicable thereto (which shall be the Exchangeable Share Price applicable on the last Business Day prior to receipt of notice required under section 8.2) and delivery by or on behalf of National-Oilwell of the Exchangeable Share Consideration representing the total applicable Exchangeable Share Price.

8.2 The Exchange Put Right provided in section 8.1 hereof and in Article V of the Voting and Exchange Trust Agreement may be exercised at any time by notice in writing given by the holder to and received by the Trustee (the date of such receipt, the "Exchange Put Date") accompanied by presentation and surrender of the certificates representing such Exchangeable Shares, together with such documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Trustee may reasonably require, at the principal transfer offices in Calgary, Alberta and Toronto, Ontario of the Trustee, or at such other office or offices of the Trustee or of other persons designated by the Trustee for that purpose as may from time to time be maintained by the Trustee for that purpose. Such notice may be (i) in the form of the panel, if any, on the certificates representing Exchangeable Shares, (ii) in the form of the notice and election contained in any letter of transmittal distributed or made available by the Corporation for that purpose, or (iii) in other form satisfactory to the Trustee (or such other persons aforesaid), shall stipulate the number of Exchangeable Shares in respect of which the right is exercised (which may not exceed the number of shares represented by certificates surrendered to the Trustee), shall be irrevocable unless the exchange is not completed in accordance herewith and with the Voting and Exchange Trust Agreement and shall constitute the holder's authorization to the Trustee (and such other persons aforesaid) to effect the exchange on behalf of the holder.

8.3 The completion of the sale and purchase referred to in section 8.1 shall be required to occur, and National-Oilwell shall be required to take all actions on its part necessary to permit it to occur, not later than the close of business on the third Business Day following the Exchange Put Date.

8.4 The surrender by the holder of Exchangeable Shares under section 8.2 shall constitute the representation, warranty and covenant of the holder that the Exchangeable Shares so purchased are sold free and clear of any lien, encumbrance, security interest or adverse claim or interest.

8.5 If a part only of the Exchangeable Shares represented by any certificate are to be sold and purchased pursuant to the exercise of the Exchange Put Right, a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of the Corporation.

8.6 Upon receipt by the Trustee of the notice, certificates and other documents or instruments required by section 8.2, the Trustee shall deliver or cause to be delivered, on behalf of National-Oilwell and subject to receipt by the Trustee from National-Oilwell of the applicable Exchangeable Share Consideration, to the relevant holder at the address of the holder specified in the notice or by holding for pick-up by the holder at the registered office of the Corporation or at any office of the Trustee (or other persons aforesaid) maintained for that purpose, the Exchangeable Share Consideration representing the total applicable Exchangeable Share Price, within the time stipulated in section 8.3. Delivery by National-Oilwell to the Trustee of such Exchangeable Share Consideration shall be deemed to be payment of and shall satisfy and discharge all liability for the total applicable Exchangeable Share Price, except as to any cheque included therein which is not paid on due presentation.

8.7 On and after the close of business on the Exchange Put Date, the holder of the Exchangeable Shares in respect of which the Exchange Put Right is exercised shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive the total applicable Exchangeable Share Price, unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the Exchangeable Share Consideration shall not be made, in which case the rights of such holder shall remain unaffected until such payment has been made. On and after the close of business on the Exchange Put Date provided that presentation and surrender of certificates and payment of the Exchangeable Share Consideration has been made in accordance with the foregoing provisions, the holder of the Exchangeable Shares so purchased by National-Oilwell shall thereafter be considered and deemed for all purposes to be a holder of the National-Oilwell Common Stock delivered to it. Notwithstanding the foregoing, until payment of the Exchangeable Share Consideration to the holder, the holder shall be deemed to still be a holder of Exchangeable Shares for purposes of all voting rights with respect thereto under the Voting and Exchange Trust Agreement.

                                   ARTICLE 9

                                 VOTING RIGHTS

9.1 Except as required by applicable law and the provisions hereof, the holders of the Exchangeable Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

                                   ARTICLE 10

                             AMENDMENT AND APPROVAL

10.1 The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be added to, changed or removed but, except as hereinafter provided, only with the approval of the holders of the Exchangeable Shares given as hereinafter specified.

10.2 Any approval given by the holders of the Exchangeable Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable Shares or any other matter requiring the approval or consent of the holders of the Exchangeable Shares shall be deemed to have been sufficiently given if it shall have been given in accordance with applicable law subject to a minimum requirement that such approval be evidenced by resolution passed by not less than 66 2/3% of the votes cast on such resolution by persons represented in person or by proxy at a meeting of holders of Exchangeable Shares duly called and held at which the holders of at least 50% of the outstanding Exchangeable Shares at that time are present or represented by proxy (excluding Exchangeable Shares beneficially owned by National-Oilwell or its Subsidiaries). If at any such meeting the holders of at least 50% of the outstanding Exchangeable Shares at that time are not present or represented by proxy within one-half hour after the time appointed for such meeting then the meeting shall be adjourned to such date not less than 10 days thereafter and to such time and place as may be designated by the Chairman of such meeting. At such adjourned meeting the holders of Exchangeable Shares present or represented by proxy thereat may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than 66 2/3% of the votes cast on such resolution by persons represented in person or by proxy at such meeting shall constitute the approval or consent of the holders of the Exchangeable Shares. For the purposes of this section, any spoiled votes, illegible votes, defective votes and abstinences shall be deemed to be votes not cast.

                                   ARTICLE 11

                     RECIPROCAL CHANGES, ETC. IN RESPECT OF
                         NATIONAL-OILWELL COMMON STOCK

11.1 (a) Each holder of an Exchangeable Share acknowledges that the Support Agreement provides, in part, that National-Oilwell will not:

          (i) issue or distribute National-Oilwell Common Stock (or securities exchangeable for or convertible into or carry rights to acquire shares of National-Oilwell Common Stock) to the holders of all or substantially all of the then outstanding National-Oilwell Common Stock by way of stock dividend or other distribution; or

          (ii) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding National-Oilwell Common Stock entitling them to subscribe for or to purchase shares of National-Oilwell Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire shares of National-Oilwell Common Stock); or

          (iii) issue or distribute to the holders of all or substantially all of the then outstanding shares of National-Oilwell Common Stock (A) shares or securities of National-Oilwell of any class other than National-Oilwell Common Stock (other than shares convertible into or exchangeable for or carrying rights to acquire National-Oilwell Common Stock), (B) rights, options or warrants other than those referred to in subsection 11.1(a)(ii) above, (C) evidences of indebtedness of National-Oilwell or (D) assets of National-Oilwell;

     unless one or both of the Corporation and National-Oilwell is permitted under applicable law to issue and distribute the economic equivalent on a per share basis of such rights, options, warrants, securities, shares, evidences of indebtedness or assets and the items referred to in clauses
     (i), (ii) and (iii) above, as applicable, are issued or distributed simultaneously to holders of Exchangeable Shares.

     (b) Each holder of an Exchangeable Share acknowledges that the Support Agreement further provides, in part, that National-Oilwell will not:

          (i) subdivide, redivide or change the then outstanding shares of National-Oilwell Common Stock into a greater number of shares of National-Oilwell Common Stock; or

          (ii) reduce, combine or consolidate or change the then outstanding shares of National-Oilwell Common Stock into a lesser number of shares of National-Oilwell Common Stock; or

          (iii) reclassify or otherwise change the shares of National-Oilwell Common Stock or effect an amalgamation, merger, reorganization or other transaction involving or affecting the shares of National-Oilwell Common Stock;

     unless the Corporation is permitted under applicable law to simultaneously make the same or an economically equivalent change to, or in the rights of the holders of, the Exchangeable Shares and the same or an economically equivalent change is simultaneously made to, or in the rights of the holders of, the Exchangeable Shares.

The Support Agreement further provides, in part, that, with the exception of certain ministerial amendments, the aforesaid provisions of the Support Agreement shall not be changed without the approval of the holders of the Exchangeable Shares given in accordance with Section 10.1 of these share provisions.

                                   ARTICLE 12

                        ACTIONS BY THE CORPORATION UNDER
                               SUPPORT AGREEMENT

12.1 The Corporation will take all such actions and do all such things as shall be necessary or advisable to perform and comply with and to ensure performance and compliance by National-Oilwell with all provisions of the Support Agreement, the Voting Trust and Exchange Agreement and National-Oilwell's Amended and Restated Certificate of Incorporation applicable to the Corporation and National-Oilwell, respectively, in accordance with the terms thereof including, without limitation, taking all such actions and doing all such things as shall be necessary or advisable to enforce to the fullest extent possible for the direct benefit of the Corporation all rights and benefits in favour of the Corporation under or pursuant thereto.

12.2 The Corporation shall not propose, agree to or otherwise give effect to any amendment to, or waiver or forgiveness of its rights or obligations under, the Support Agreement, the Voting Trust and Exchange Agreement or National-Oilwell's Amended and Restated Certificate of Incorporation without the approval of the holders of the Exchangeable Shares given in accordance with
Section 10.1 of these share provisions other than such amendments, waivers and/or forgiveness as may be necessary or advisable for the purpose of:

          (a) adding to the covenants of the other party or parties to such agreement for the protection of the Corporation or the holders of Exchangeable Shares; or

          (b) making such provisions or modifications not inconsistent with such agreement or certificate as may be necessary or desirable with respect to matters or questions arising thereunder which, in the opinion of the Board of Directors, it may be expedient to make, provided that the Board of Directors shall be of the opinion, after consultation with counsel, that such provisions and modifications will not be prejudicial to the interests of the holders of the Exchangeable Shares; or

          (c) making such changes in or corrections to such agreement or certificate which, on the advice of counsel to the Corporation, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error contained therein, provided that the Board of Directors shall be of the opinion, after consultation with counsel, that such changes or corrections will not be prejudicial to the interests of the holders of the Exchangeable Shares.

                                   ARTICLE 13

                                     LEGEND

13.1 The certificates evidencing the Exchangeable Shares shall contain or have affixed thereto a legend, in form and on terms approved by the Board of Directors, with respect to the Support Agreement, the provisions of the Plan of Arrangement relating to the Liquidation Call Right, the Retraction Call Right and the Redemption Call Right, and the Voting and Exchange Trust Agreement (including the provisions with respect to the voting rights and exchange provisions thereunder).

                                   ARTICLE 14

                                 MISCELLANEOUS

14.1 Any notice, request or other communication to be given to the Corporation by a holder of Exchangeable Shares shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by telecopy or by delivery to the registered office of the Corporation and addressed to the attention of the President. Any such notice, request or other communication, if given by mail, telecopy or delivery, shall only be deemed to have been given and received upon actual receipt thereof by the Corporation.

14.2 Any presentation and surrender by a holder of Exchangeable Shares to the Corporation or the Transfer Agent of certificates representing Exchangeable Shares in connection with the liquidation, dissolution or winding-up of the Corporation or the retraction, redemption or exchange of Exchangeable Shares shall be made by registered mail (postage prepaid) or by delivery to the registered office of the Corporation or to such office of the Transfer Agent as may be specified by the Corporation, in each case addressed to the attention of the President of the Corporation. Any such presentation and surrender of certificates shall only be deemed to have been made and to be effective upon actual receipt thereof by the Corporation or the Transfer Agent, as the case may be, and the method of any such presentation and surrender of certificates shall be at the sole risk of the holder.

14.3 Any notice, request or other communication to be given to a holder of Exchangeable Shares by or on behalf of the Corporation shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by delivery to the address of the holder recorded in the securities register of the Corporation or, in the event of the address of any such holder not being so recorded, then at the last known address of such holder. Any such notice, request or other communication, if given by mail, shall be deemed to have been given and received on the fifth Business Day following the date of mailing and, if given by delivery, shall be deemed to have been given and received on the date of delivery. Accidental failure or omission to give any notice, request or other communication to one or more holders of Exchangeable Shares shall not invalidate or otherwise alter or affect any action or proceeding to be or intended to be taken by the Corporation.

14.4 For greater certainty, the Corporation shall not be required for any purpose under these share provisions to recognize or take account of persons who are not so recorded in such securities register.

14.5 All Exchangeable Shares acquired by the Corporation upon the redemption or retraction thereof shall be cancelled.

               PROVISIONS ATTACHING TO THE CLASS "A" COMMON SHARE

     The Class "A" common share ("Common Share") in the capital of the Corporation shall have attached thereto the following rights, privileges, restrictions and conditions:

DIVIDENDS

     Subject to the prior rights of the Exchangeable Shares and any other shares ranking prior to the Common Share, the holder of the Common Share shall be entitled to receive such dividends as may be declared by the Board of Directors out of property of the Corporation legally available therefor.

LIQUIDATION

     Subject to the prior rights of the Exchangeable Shares and any other shares ranking prior to the Common Share, the holder of the Common Share shall, upon any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation for the purpose of winding-up its affairs, be entitled to receive the remaining property and assets of the Corporation.

VOTING

     The holder of the Common Share shall be entitled to receive notice of and to attend all meetings of shareholders (other than separate meetings of other classes or series of shares), and the Common Share shall be entitled to one vote.

RESTRICTIONS

     So long as any of the Exchangeable Shares of the Corporation are outstanding, the Corporation shall not at any time without, but may at any time with, the approval of the board of directors and of the holder of the Common Share issue any further Exchangeable Shares of the Corporation, except as specifically required in accordance with the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares of the Corporation.

                                  SCHEDULE "A"

                              NOTICE OF RETRACTION

To the Corporation and National-Oilwell, Inc. ("National-Oilwell")

     This notice is given pursuant to Article 6 of the provisions (the "SHARE PROVISIONS") attaching to the Exchangeable Shares of the Corporation and all capitalized words and expressions used in this notice which are defined in the Share Provisions have the meaning attributed to such words and expressions in such Share Provisions.

     The undersigned hereby notifies the Corporation that, subject to the Retraction Call Right referred to below, the undersigned desires to have the Corporation redeem in accordance with Article 6 of the Share Provisions:

[ ]  all share(s) represented by the accompanying certificate; or

[ ]  __________ share(s) only.

     The undersigned hereby notifies the Corporation that the Retraction Date shall be __________ .

     NOTE: The Retraction Date must be a Business Day and must not be less than five Business Days nor more than 10 Business Days after the date upon which this notice and the accompanying shares are received by the Corporation. In the event that no such business day is correctly specified above, the Retraction Date shall be deemed to be the tenth Business Day after the date on which this notice is received by the Corporation.

     The undersigned acknowledges the Retraction Call Right of National-Oilwell to purchase all but not less than all the Retracted Shares from the undersigned and that his notice shall be deemed to be a recoverable offer by the undersigned to sell the Retracted Shares to National-Oilwell in accordance with the Retraction Call Right on the Retraction Date for the Retraction Price and on the other terms and conditions set out in Section 6.3 of the Share Provisions. If National-Oilwell determines not to exercise the Retraction Call Right, the Corporation will notify the undersigned of such fact as soon as possible. This notice of retraction, and offer to sell the Retracted Shares to National-Oilwell, may be revoked and withdrawn by the undersigned by notice in writing given to the Corporation at any time before the close of business on the Business Date immediately preceding the Retraction Date.

     The undersigned acknowledges that if, as a result of liquidity or solvency provisions of applicable law, the Corporation is unable to redeem all Retracted Shares, the undersigned will be deemed to have exercised the Exchange Right (as defined in the Voting and Exchange Trust Agreement) so as to require National-Oilwell to purchase the unredeemed Retracted Shares.

     The undersigned hereby represents and warrants to the Corporation and National-Oilwell that the undersigned has good title to, and owns, the share(s) represented by the accompanying certificate free and clear of all liens, claims, encumbrances, security interests and adverse claims or interests.

-----------------------------    -----------------------------    -----------------------------
(Date)                           (Signature of Shareholder)       (Guarantee of Signature)

[ ] Please check box if the legal or beneficial owner of the Retracted Shares is a non-resident of Canada.

[ ] Please check box if the securities and any cheque(s) or other non-cash assets resulting from the retraction of the Retracted Shares are to be held for pick-up by the shareholder at the principal transfer office of Montreal Trust Company of Canada (the "TRANSFER AGENT") in Toronto, Ontario, failing which the securities and any cheque(s) or other non-cash assets will be delivered to the shareholder in accordance with the share provisions.

     NOTE: This panel must be completed and the accompanying certificate, together with such additional documents as the Transfer Agent may require, must be deposited with the Transfer Agent at its principal transfer office in Toronto, Ontario. The securities and any cheque(s) or other non-cash assets resulting from the retraction or purchase of the Retracted Shares will be issued and registered in, and made payable to, or transferred into, respectively, the name of the shareholder as it appears on the register of the Corporation and the securities, cheque(s) and other non-cash assets resulting from such retraction or purchase will be delivered to the shareholder in accordance with the Share Provisions.

-----------------------------------------------------  -----------------------------------------------------
Name of Person in Whose Name Securities or Cheque(s)   Date
  or Other Non-cash Assets Are To Be Registered,
  Issued or Delivered (please print)

-----------------------------------------------------  -----------------------------------------------------
Street Address or P.O. Box                             Signature of Shareholder

-----------------------------------------------------  -----------------------------------------------------
City, Province                                         Signature Guaranteed by

     NOTE: If the notice of retraction is for less than all of the share(s) represented by the accompanying certificate, a certificate representing the remaining shares of the Corporation will be issued and registered in the name of the shareholder as it appears on the register of the Corporation or its lawful transferee.

                                    ANNEX F

                               SUPPORT AGREEMENT

     THIS SUPPORT AGREEMENT is entered into as of             , 1997, between
National-Oilwell, Inc., a Delaware corporation ("NOI"), and Dreco Energy Services Ltd., an Alberta corporation ("Dreco").

                                    RECITALS

     WHEREAS, pursuant to a Combination Agreement dated as of May 14, 1997, by and between NOI and Dreco (such agreement as it may be amended or restated is hereinafter referred to as the "Combination Agreement") the parties agreed that on the Effective Date (as defined in the Combination Agreement), NOI and Dreco would execute and deliver a Support Agreement containing the terms and conditions set forth in Exhibit C to the Combination Agreement together with such other terms and conditions as may be agreed to by the parties to the Combination Agreement acting reasonably.

     WHEREAS, pursuant to an arrangement (the "Arrangement") effected by
Articles of Arrangement dated             , 1997 filed pursuant to the Business
Corporations Act (Alberta) (or any successor or other corporate statute by which Dreco may in the future be governed) (the "Act") each issued and outstanding class "A" common share of Dreco (a "Dreco Common Share") was exchanged for issued and outstanding Exchangeable Shares of Dreco (the "Exchangeable Shares"), and thereafter, Dreco's sole issued and outstanding Preferred Share was exchanged by the holder thereof for one issued and outstanding Dreco Common Share.

     WHEREAS, the above-mentioned Articles of Arrangement set forth the rights, privileges, restrictions and conditions (collectively the "Exchangeable Share Provisions") attaching to the Exchangeable Shares.

     WHEREAS, the parties hereto desire to make appropriate provision and to establish a procedure whereby NOI will take certain actions and make certain payments and deliveries necessary to ensure that Dreco will be able to make certain payments and to deliver or cause to be delivered shares of NOI Common Stock in satisfaction of the obligations of Dreco under the Exchangeable Share Provisions with respect to the payment and satisfaction of dividends, Liquidation Amounts, Retraction Prices and Redemption Prices, all in accordance with the Exchangeable Share Provisions.

     NOW, THEREFORE, in consideration of the respective covenants and agreements provided in this agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties agree as follows:

                                   ARTICLE I

                         DEFINITIONS AND INTERPRETATION

     1.1 Defined Terms. Each term denoted herein by initial capital letters and not otherwise defined herein shall have the meaning attributed thereto in the Exchangeable Share Provisions, unless the context requires otherwise.

     1.2 Interpretation Not Affected by Headings, Etc. The division of this agreement into articles, sections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this agreement.

     1.3 Number, Gender, Etc. Words importing the singular number only shall include the plural and vice versa. Words importing the use of any gender shall include all genders.

     1.4 Date for Any Action. If any date on which any action is required to be taken under this agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

                                   ARTICLE II

                           Covenants of NOI and Dreco

     2.1 Covenants of NOI Regarding Exchangeable Shares. So long as any Exchangeable Shares are outstanding, NOI will:

          (a) not declare or pay any dividend on NOI Common Stock unless (A) Dreco will have sufficient assets, funds and other property available to enable the due declaration and the due and punctual payment in accordance with applicable law of an equivalent dividend on the Exchangeable Shares and (B) subsection 2.1(b) shall be complied with in connection with such dividend;

          (b) cause Dreco to declare simultaneously with the declaration of any dividend on NOI Common Stock an equivalent dividend on the Exchangeable Shares and, when such dividend is paid on NOI Common Stock, cause Dreco to pay simultaneously therewith such equivalent dividend on the Exchangeable Shares, in each case in accordance with the Exchangeable Share Provisions;

          (c) advise Dreco sufficiently in advance of the declaration by NOI of any dividend on NOI Common Stock and take all such other actions as are necessary, in cooperation with Dreco, to ensure that the respective declaration date, record date and payment date for a dividend on the Exchangeable Shares shall be the same as the record date, declaration date and payment date for the corresponding dividend on NOI Common Stock and that such dividend on the Exchangeable Shares will correspond with any requirement of the principal stock exchange on which the Exchangeable Shares are listed;

          (d) ensure that the record date for any dividend declared on NOI Common Stock is not less than ten Business Days after the declaration date for such dividend;

          (e) take all such actions and do all such things as are necessary or desirable to enable and permit Dreco, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of the Liquidation Amount in respect of each issued and outstanding Exchangeable Share upon the liquidation, dissolution or winding-up of Dreco or any other distribution of the assets of Dreco for the purpose of winding up its affairs, including without limitation all such actions and all such things as are necessary or desirable to enable and permit Dreco to cause to be delivered shares of NOI Common Stock to the holders of Exchangeable Shares in accordance with the provisions of Article 5 of the Exchangeable Share Provisions; and

          (f) take all such actions and do all such things as are necessary or desirable to enable and permit Dreco, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of the Retraction Price and the Redemption Price, including without limitation all such actions and all such things as are necessary or desirable to enable and permit Dreco to cause to be delivered shares of NOI Common Stock to the holders of Exchangeable Shares, upon the retraction or redemption of the Exchangeable Shares in accordance with the provisions of
     Article 6 or Article 7 of the Exchangeable Share Provisions, as the case may be.

     2.2 Segregation of Funds. NOI will cause Dreco to deposit a sufficient amount of funds in a separate account and segregate a sufficient amount of such assets and other property as is necessary to enable Dreco to pay or otherwise satisfy the applicable dividends, Liquidation Amount, Retraction Price or Redemption Price, in each case for the benefit of holders from time to time of the Exchangeable Shares, and Dreco will use such funds, assets and other property so segregated exclusively for the payment of dividends and the payment or other satisfaction of the Liquidation Amount, the Retraction Price or the Redemption Price, as applicable, net of any corresponding withholding tax obligations and for the remittance of such withholding tax obligations.

     2.3 Reservation of Shares of NOI Common Stock. NOI hereby represents, warrants and covenants that it has irrevocably reserved for issuance and will at all times keep available, free from pre-emptive and other rights, out of its authorized and unissued capital stock such number of shares of NOI Common Stock (or other shares or securities into which NOI Common Stock may be reclassified or changed as contemplated by section 2.7 hereof) (a) as is equal to the sum of
(i) the number of Exchangeable Shares issued and outstanding from time to time and (ii) the number of Exchangeable Shares issuable upon the exercise of all rights to acquire Exchangeable Shares outstanding from time to time and (b) as are now and may hereafter be required to enable and permit Dreco to meet its obligations hereunder, under the Voting and Exchange Trust Agreement, under the Exchangeable Share Provisions and under any other security or commitment pursuant to the Arrangement with respect to which NOI may now or hereafter be required to issue shares of NOI Common Stock.

     2.4 Notification of Certain Events. In order to assist NOI to comply with its obligations hereunder, Dreco will give NOI notice of each of the following events at the time set forth below:

          (a) immediately, in the event of any determination by the Board of Directors of Dreco to take any action which would require a vote of the holders of Exchangeable Shares for approval;

          (b) immediately, upon the earlier of (A) receipt by Dreco of notice of, and (B) Dreco otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of Dreco or to effect any other distribution of the assets of Dreco among its shareholders for the purpose of winding-up its affairs;

          (c) immediately, upon receipt by Dreco of a Retraction Request (as defined in the Exchangeable Share Provisions);

          (d) at least 130 days prior to any Automatic Redemption Date determined by the Board of Directors of Dreco in accordance with clause (b) of the definition of Automatic Redemption Date in the Exchangeable Share Provisions; and

          (e) as soon as practicable upon the issuance by Dreco of any Exchangeable Shares or rights to acquire Exchangeable Shares.

     2.5 Delivery of Shares of NOI Common Stock. In furtherance of its obligations hereunder, upon notice of any event which requires Dreco to cause to be delivered shares of NOI Common Stock to any holder of Exchangeable Shares, NOI shall forthwith issue and deliver the requisite shares of NOI Common Stock to or to the order of the former holder of the surrendered Exchangeable Shares, as Dreco shall direct. All such shares of NOI Common Stock shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest.

     2.6 Qualification of Shares of NOI Common Stock. NOI covenants that if any shares of NOI Common Stock to be issued and delivered hereunder (including for greater certainty, pursuant to the Exchangeable Share Provisions, or pursuant to the Exchange Put Right, the Exchange Right or the Automatic Exchange Rights (all as defined in the Voting and Exchange Trust Agreement)) require registration or qualification with or approval of or the filing of any document including any prospectus or similar document, the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental or regulatory authority under any Canadian or United States federal, provincial or state law or regulation or pursuant to the rules and regulations of any regulatory authority, or the fulfillment of any other legal requirement (collectively, the "Applicable Laws") before such shares may be issued and delivered by NOI to the initial holder thereof (other than Dreco) or in order that such shares may be freely traded thereafter (other than any restrictions on transfer by reason of a holder being a "control person" of NOI for purposes of Canadian federal or provincial securities law or an "affiliate" of NOI for purposes of United States federal or state securities law), NOI will in good faith expeditiously take all such actions and do all such things as are necessary to cause such shares of NOI Common Stock to be and remain duly registered, qualified or approved. NOI represents and warrants that it has in good faith taken all actions and done all things as are necessary under Applicable Laws as they exist on the date hereof to cause the shares of NOI Common Stock to be issued and delivered hereunder (including, for greater certainty, pursuant to the Exchangeable Share Provisions or pursuant to the Exchange Put Right, the Exchange Right and the Automatic Exchange Rights) to be freely tradeable thereafter (other than restrictions on transfer by reason of a holder being a "control person" of NOI for the purposes of Canadian federal and provincial securities law or an "affiliate" of NOI for purposes of United States federal or state securities law). NOI will in good faith expeditiously take all such actions and do all such things as are necessary to cause all shares of NOI Common Stock to be delivered hereunder (including, for greater certainty, pursuant to Exchangeable Share Provisions or pursuant to the Exchange Put Right, the Exchange

Right or the Automatic Exchange Rights) to be listed, quoted or posted for trading on all stock exchanges and quotation systems on which such shares are listed, quoted or posted for trading at such time. NOI will in good faith expeditiously take all such action and do all such things as are necessary to cause all Exchangeable Shares to be and to continue to be listed and posted for trading on a stock exchange in Canada.

     2.7  Equivalence.

     (a) NOI will not:

          (i) issue or distribute shares of NOI Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire shares of NOI Common Stock) to the holders of all or substantially all of the then outstanding shares of NOI Common Stock by way of stock dividend or other distribution; or

          (ii) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding shares of NOI Common Stock entitling them to subscribe for or to purchase shares of NOI Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire shares of NOI Common Stock); or

          (iii) issue or distribute to the holders of all or substantially all of the then outstanding shares of NOI Common Stock (A) shares or securities of NOI of any class other than NOI Common Stock (other than shares convertible into or exchangeable for or carrying rights to acquire shares of NOI Common Stock), (B) rights, options or warrants other than those referred to in subsection 2.7(a)(ii) above, (C) evidences of indebtedness of NOI or (D) assets of NOI;

     unless

          (iv) one or both of NOI and Dreco is permitted under applicable law to issue or distribute the economic equivalent on a per share basis of such rights, options, warrants, securities, shares, evidences of indebtedness or other assets to holders of the Exchangeable Shares; and

          (v) one or both of NOI and Dreco shall issue or distribute such rights, options, warrants, securities, shares, evidences of indebtedness or other assets simultaneously to holders of the Exchangeable Shares.

     (b) NOI will not:

          (i) subdivide, redivide or change the then outstanding shares of NOI Common Stock into a greater number of shares of NOI Common Stock; or

          (ii) reduce, combine or consolidate or change the then outstanding shares of NOI Common Stock into a lesser number of shares of NOI Common Stock; or

          (iii) reclassify or otherwise change the shares of NOI Common Stock or effect an amalgamation, merger, reorganization or other transaction affecting the shares of NOI Common Stock;

     unless

          (iv) Dreco is permitted under applicable law to simultaneously make the same or an economically equivalent change to, or in the rights of holders of, the Exchangeable Shares and

          (v) the same or an economically equivalent change is made to, or in the rights of the holders of, the Exchangeable Shares.

     (c) NOI will ensure that the record date for any event referred to in section 2.7(a) or 2.7(b) above, or (if no record date is applicable for such event) the effective date for any such event, is not less than 20 Business Days after the date on which such event is declared or announced by NOI (with simultaneous notice thereof to be given by NOI to Dreco).

     2.8 Tender Offers, Etc. In the event that a tender offer, share exchange offer, issuer bid, take-over bid or similar transaction with respect to NOI Common Stock (an "Offer") is proposed by NOI or is proposed to NOI or its shareholders and is recommended by the Board of Directors of NOI, or is otherwise effected or to be effected with the consent or approval of the Board of Directors of NOI, NOI shall, in good faith, take all such actions and do all such things as are necessary or desirable to enable and permit holders of Exchangeable Shares to participate in such Offer to the same extent and on an equivalent basis as the holders of shares of NOI Common Stock, without discrimination, including, without limiting the generality of the foregoing, NOI will use its good faith efforts expeditiously to (and shall, in the case of a transaction proposed by NOI or where NOI is a participant in the negotiation thereof) ensure that holders of Exchangeable Shares may participate in all such Offers without being required to retract Exchangeable Shares as against Dreco (or, if so required, to ensure that any such retraction shall be effective only upon, and shall be conditional upon, the closing of the Offer and only to the extent necessary to tender or deposit to the Offer).

     2.9 Ownership of Outstanding Shares. Without the prior approval of Dreco and the prior approval of the holders of the Exchangeable Shares given in accordance with Section 10.1 of the Exchangeable Share Provisions, NOI covenants and agrees in favor of Dreco that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than NOI or any of its Subsidiaries, NOI will be and remain the direct or indirect beneficial owner of all issued and outstanding Dreco Common Shares and of at least 50.1% of all other securities of Dreco carrying or entitled to voting rights in any circumstances generally for the election of directors, in each case other than the Exchangeable Shares.

     2.10 NOI Not to Vote Exchangeable Shares. NOI covenants and agrees that it will appoint and cause to be appointed proxy holders with respect to all Exchangeable Shares held by NOI and its Subsidiaries for the sole purpose of attending each meeting of holders of Exchangeable Shares in order to be counted as part of the quorum for each such meeting. NOI further covenants and agrees that it will not, and will cause its Subsidiaries not to, exercise any voting rights which may be exercisable by holders of Exchangeable Shares from time to time pursuant to the Exchangeable Share Provisions or pursuant to the provisions of the Act with respect to any Exchangeable Shares held by it or by its Subsidiaries in respect of any matter considered at any meeting of holders of Exchangeable Shares.

     2.11 Due Performance. On and after the Effective Date, NOI shall duly and timely perform all of its obligations provided for in the Plan of Arrangement, including any obligations that may arise upon the exercise of NOI's rights under the Exchangeable Share Provisions.

                                  ARTICLE III

                                    GENERAL

     3.1 Term. This agreement shall come into force and be effective as of the date hereof and shall terminate and be of no further force and effect at such time as no Exchangeable Shares (or securities or rights convertible into or exchangeable for or carrying rights to acquire Exchangeable Shares) are held by any party other than NOI and any of its Subsidiaries.

     3.2  Changes in Capital of NOI and Dreco. Notwithstanding the provisions of section 3.4 hereof, at all times after the occurrence of any event effected pursuant to section 2.7 or 2.8 hereof, as a result of which either NOI Common Stock or the Exchangeable Shares or both are in any way changed, this agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which NOI Common Stock or the Exchangeable Shares or both are so changed, and the parties hereto shall execute and deliver an agreement in writing giving effect to and evidencing such necessary amendments and modifications.

     3.3 Severability. If any provision of this agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remainder of this agreement shall not in any way be affected or impaired thereby and this agreement shall be carried out as nearly as possible in accordance with its original terms and conditions.

     3.4 Amendments, Modifications, Etc. This agreement may not be amended, modified or waived except by an agreement in writing executed by Dreco and NOI and approved by the holders of the Exchangeable Shares in accordance with
Section 10.1 of the Exchangeable Share Provisions.

     3.5 Ministerial Amendments. Notwithstanding the provisions of section 3.4, the parties to this agreement may in writing, at any time and from time to time, without the approval of the holders of the Exchangeable Shares, amend or modify this agreement for the purposes of:

          (a) adding to the covenants of either or both parties for the protection of the holders of the Exchangeable Shares;

          (b) making such amendments or modifications not inconsistent with this agreement as may be necessary or desirable with respect to matters or questions which, in the opinion of the board of directors of each of Dreco and NOI, it may be expedient to make, provided that each such board of directors shall be of the opinion that such amendments or modifications will not be prejudicial to the interests of the holders of the Exchangeable Shares; or

          (c) making such changes or corrections which, on the advice of counsel to Dreco and NOI, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error; provided that the boards of directors of each of Dreco and NOI shall be of the opinion that such changes or corrections will not be prejudicial to the interests of the holders of the Exchangeable Shares.

     3.6 Meeting to Consider Amendments. Dreco, at the request of NOI, shall call a meeting or meetings of the holders of the Exchangeable Shares for the purpose of considering any proposed amendment or modification requiring approval of such shareholders. Any such meeting or meetings shall be called and held in accordance with the by-laws of Dreco, the Exchangeable Share Provisions and all applicable laws.

     3.7 Amendments Only in Writing. No amendment to or modification or waiver of any of the provisions of this agreement otherwise permitted hereunder shall be effective unless made in writing and signed by both of the parties hereto.

     3.8 Inurement. This agreement shall be binding upon and inure to the benefit of the parties hereto and the holders, from time to time, of Exchangeable Shares and each of their respective heirs, successors and assigns.

     3.9 Notices to Parties. All notices and other communications between the parties shall be in writing and shall be deemed to have been given if delivered personally or by confirmed telecopy to the parties at the following addresses (or at such other address for either such party as shall be specified in like notice):

          (a) if to NOI to: National-Oilwell, Inc., 5555 San Felipe, P.O. Box 4368 (77210), Houston, TX 77210, Attention: President, Facsimile No. 713/960-5212, with required copies to Morgan, Lewis & Bockius LLP, 2000 One Logan Square, Philadelphia, PA 19103, Attention: David R. King, Esq., Facsimile No. 215/963-5299, and to Stikeman, Elliott, Suite 5300, P.O. Box 85, Commerce Court West, Toronto, Ontario, Canada M5L 1B9, Attention: Ian Douglas, Esq., Facsimile No. 416/947-0866.

          (b) if to Dreco to: Dreco Energy Services Ltd., #1340 Weber Centre, 555 Calgary Trail, Edmonton, Canada T6H 5P9, Attention: President, Facsimile No. 403/438-8256, with required copies to Fulbright & Jaworski L.L.P., 1301 McKinney, Suite 5100, Houston, TX 77010, Attention: Robert F. Gray, Jr., Facsimile No. 713/651-5246, and to Blake, Cassels & Graydon, 3500 Bankers Hall East, 855-2nd Street S.W., Calgary, Alberta, Canada T2P 4J8, Attention: Patrick C. Finnerty, Esq., Facsimile No. 403/260-9700.

     Any notice or other communication given personally shall be deemed to have been given and received upon delivery thereof and if given by telecopy shall be deemed to have been given and received on the date of confirmed receipt thereof, unless such day is not a Business Day, in which case it shall be deemed to have been given and received upon the immediately following Business Day.

     3.10 Counterparts. This agreement may be executed in counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument.

     3.11 Jurisdiction. This agreement shall be construed and enforced in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

     3.12 Attornment. NOI agrees that any action or proceeding arising out of or relating to this agreement may be instituted in the courts of Alberta, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the jurisdiction of such courts in any such action or proceeding, agrees to be bound by any judgment of such courts and not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction and hereby appoints Dreco at its registered office in the Province of Alberta as NOI's attorney for service of process.

     IN WITNESS WHEREOF, NOI and Dreco have caused this agreement to be signed by their respective officers thereunder duly authorized, all as of the date first written above.

                                            NATIONAL-OILWELL, INC.

                                            By:
                                              ----------------------------------
                                                        Joel V. Staff
                                                          President

                                            DRECO ENERGY SERVICES LTD.

                                            By:
                                              ----------------------------------
                                                      Robert L. Phillips
                                                          President

                                    ANNEX G

                      VOTING AND EXCHANGE TRUST AGREEMENT

     THIS VOTING AND EXCHANGE TRUST AGREEMENT is entered into as of
  , 1997, by and between National-Oilwell, Inc., a Delaware corporation ("NOI"), Dreco Energy Services Ltd., an Alberta corporation ("Dreco"), and
Trust Company, a Canadian trust company ("Trustee").

     WHEREAS, pursuant to a Combination Agreement dated as of May 14, 1997, by and between NOI and Dreco (such agreement as it may be amended or restated is hereinafter referred to as the "Combination Agreement") the parties agreed that on the Effective Date (as defined in the Combination Agreement), NOI and Dreco would execute and deliver a Voting and Exchange Trust Agreement containing the terms and conditions set forth in Exhibit D to the Combination Agreement together with such other terms and conditions as may be agreed to by the parties to the Combination Agreement acting reasonably.

     WHEREAS, pursuant to an arrangement (the "Arrangement") effected by
Articles of Arrangement dated             , 1997 filed pursuant to the Business
Corporations Act (Alberta) (or any successor or other corporate statute by which Dreco may in the future be governed) (the "Act"), each issued and outstanding class "A" common share of Dreco (a "Dreco Common Share") was exchanged for issued and outstanding Exchangeable Shares of Dreco (the "Exchangeable Shares"), and thereafter, Dreco's sole issued and outstanding Class A Preferred Share was exchanged by the holder thereof for one issued and outstanding Dreco Common Share.

     WHEREAS, the above-mentioned Articles of Arrangement set forth the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares (collectively, the "Exchangeable Share Provisions").

     WHEREAS, NOI is to provide voting rights in NOI to each holder (other than NOI and its Subsidiaries) from time to time of Exchangeable Shares, such voting rights per Exchangeable Share to be equivalent to the voting rights per share of NOI Common Stock.

     WHEREAS, NOI is to grant to and in favor of the holders (other than NOI and its Subsidiaries) from time to time of Exchangeable Shares the right, in the circumstances set forth herein, to require NOI to purchase from each such holder all or any part of the Exchangeable Shares held by the holder.

     WHEREAS, the parties desire to make appropriate provision and to establish a procedure whereby voting rights in NOI shall be exercisable by holders (other than NOI and its Subsidiaries) from time to time of Exchangeable Shares by and through the Trustee, which will hold legal title to one share of NOI Special Voting Stock (the "NOI Special Voting Stock") to which voting rights attach for the benefit of such holders and whereby the rights to require NOI to purchase Exchangeable Shares from the holders thereof (other than NOI and its Subsidiaries) shall be exercisable by such holders from time to time of Exchangeable Shares by and through the Trustee, which will hold legal title to such rights for the benefit of such holders.

     WHEREAS, these recitals and any statements of fact in this agreement are made by NOI and Dreco and not by the Trustee.

     NOW, THEREFORE, in consideration of the respective covenants and agreements provided in this agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties agree as follows:

                                   ARTICLE I

                         DEFINITIONS AND INTERPRETATION

     1.1 Definitions. In this agreement, the following terms shall have the following meanings:

     "AGGREGATE EQUIVALENT VOTE AMOUNT" means, with respect to any matter, proposition or question on which holders of NOI Common Stock are entitled to vote, consent or otherwise act, the product of (i) the number of shares of Exchangeable Shares issued and outstanding and held by Holders multiplied by (ii) the number of votes to which a holder of one share of NOI Common Stock is entitled with respect to such matter, proposition or question.

     "ARRANGEMENT" has the meaning provided in the recitals hereto.

     "AUTOMATIC EXCHANGE RIGHTS" means the benefit of the obligation of NOI to effect the automatic exchange of shares of NOI Common Stock for Exchangeable Shares pursuant to Section 5.12 hereof.

     "BOARD OF DIRECTORS" means the Board of Directors of Dreco.

     "BUSINESS DAY" has the meaning provided in the Exchangeable Share
Provisions;

     "DRECO COMMON SHARES" has the meaning provided in the recitals hereto.

     "EQUIVALENT VOTE AMOUNT" means, with respect any matter, proposition or question on which holders of NOI Common Stock are entitled to vote, consent or otherwise act, the number of votes to which a holder of one share of NOI Common Stock is entitled with respect to such matter, proposition or question.

     "EXCHANGE PUT RIGHT" has the meaning provided in the Exchangeable Share Provisions.

     "EXCHANGE RIGHT" has the meaning provided in Article V hereof.

     "EXCHANGEABLE SHARE CONSIDERATION" has the meaning provided in the Exchangeable Share Provisions.

     "EXCHANGEABLE SHARE PRICE" has the meaning provided in the Exchangeable Share Provisions.

     "EXCHANGEABLE SHARE PROVISIONS" has the meaning provided in the recitals hereto.

     "EXCHANGEABLE SHARES" has the meaning provided in the recitals hereto.

     "HOLDER VOTES" has the meaning provided in Section 4.2 hereof.

     "HOLDERS" means the registered holders from time to time of Exchangeable Shares, other than NOI and its Subsidiaries.

     "INSOLVENCY EVENT" means the institution by Dreco of any proceeding to be adjudicated a bankrupt or insolvent or to be dissolved or wound-up, or the consent of Dreco to the institution of bankruptcy, insolvency, dissolution or winding-up proceedings against it, or the filing of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including without limitation the Companies Creditors' Arrangement Act (Canada) and the Bankruptcy and Insolvency Act (Canada), and the failure by Dreco to contest in good faith any such proceedings commenced in respect of Dreco within 15 days of becoming aware thereof, or the consent by Dreco to the filing of any such petition or to the appointment of a receiver, or the making by Dreco of a general assignment for the benefit of creditors, or the admission in writing by Dreco of its inability to pay its debts generally as they become due, or Dreco's not being permitted, pursuant to liquidity or solvency requirements of applicable law, to redeem any Retracted Shares pursuant to Section 6.6 of the Exchangeable Share Provisions.

     "LIQUIDATION CALL RIGHT" has the meaning provided in the Exchangeable Share Provisions.

     "LIQUIDATION EVENT" has the meaning provided in subsection 5.12(b) hereof.

     "LIQUIDATION EVENT EFFECTIVE TIME" has the meaning provided in subsection 5.12(c) hereof.

     "LIST" has the meaning provided in Section 4.6 hereof.

     "NOI COMMON STOCK" has the meaning provided in the Exchangeable Share Provisions.

     "NOI CONSENT" has the meaning provided in Section 4.2 hereof.

     "NOI MEETING" has the meaning provided in Section 4.2 hereof.

     "NOI SPECIAL VOTING STOCK" has the meaning provided in the recitals hereto.

     "NOI SUCCESSOR" has the meaning provided in subsection 11.1(a) hereof.

     "OFFICER'S CERTIFICATE" means, with respect to NOI or Dreco, as the case may be, a certificate signed by any one of the Chairman of the Board, the Vice-Chairman of the Board (if there be one), the President or any Vice-President of NOI or Dreco, as the case may be.

     "PERSON" includes an individual, body corporate, partnership, company, unincorporated syndicate or organization, trust, trustee, executor, administrator and other legal representative.

     "PLAN OF ARRANGEMENT" has the meaning provided in the Exchangeable Share Provisions.

     "REDEMPTION CALL RIGHT" has the meaning provided in the Exchangeable Share Provisions.

     "RETRACTED SHARES" has the meaning provided in Section 5.7 hereof.

     "RETRACTION CALL RIGHT" has the meaning provided in the Exchangeable Share Provisions.

     "SUBSIDIARY" has the meaning provided in the Exchangeable Share Provisions.

     "SUPPORT AGREEMENT" means that certain support agreement made as of even date hereof by and between NOI and Dreco.

     "TRUST" means the trust created by this agreement.

     "TRUST ESTATE" means the Voting Share, any other securities, the Exchange Put Right, the Exchange Right, the Automatic Exchange Rights and any money or other property which may be held by the Trustee from time to time pursuant to this agreement.

     "TRUSTEE" means           Trust Company and, subject to the provisions of
Article X hereof, includes any successor trustee or permitted assigns.

     "VOTING RIGHTS" means the voting rights attached to the Voting Share.

     "VOTING SHARE" means the one share of NOI Special Voting Stock, U.S. $0.01 par value, issued by NOI to and deposited with the Trustee, which entitles the holder of record to a number of votes at meetings of holders of NOI Common Stock equal to the Aggregate Equivalent Vote Amount.

     1.2 Interpretation Not Affected by Headings, Etc. The division of this agreement into articles, sections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this agreement.

     1.3 Number, Gender, Etc. Words importing the singular number only shall include the plural and vice versa. Words importing the use of any gender shall include all genders.

     1.4 Date for Any Action. If any date on which any action is required to be taken under this agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

                                   ARTICLE II

                              PURPOSE OF AGREEMENT

     The purpose of this agreement is to create the Trust for the benefit of the Holders, as herein provided. The Trustee will hold the Voting Share in order to enable the Trustee to exercise the Voting Rights and will hold the Exchange Put Right, the Exchange Right and the Automatic Exchange Rights in order to enable the Trustee to exercise such rights, in each case as trustee for and on behalf of the Holders as provided in this agreement.

                                  ARTICLE III

                                  VOTING SHARE

     3.1 Issuance and Ownership of the Voting Share. NOI hereby issues to and deposits with the Trustee the Voting Share to be hereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the Holders and in accordance with the provisions of this agreement. NOI hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Holders of good and valuable consideration (and the adequacy thereof) for the issuance of the Voting Share by NOI to the Trustee. During the term of the Trust and subject to the terms and conditions of this agreement, the Trustee shall possess and be vested with full legal ownership of the Voting Share and shall be entitled to exercise all of the rights and powers of an owner with respect to the Voting Share, provided that the Trustee shall:

          (a) hold the Voting Share and the legal title thereto as trustee solely for the use and benefit of the Holders in accordance with the provisions of this agreement; and

          (b) except as specifically authorized by this agreement, have no power or authority to sell, transfer, vote or otherwise deal in or with the Voting Share, and the Voting Share shall not be used or disposed of by the Trustee for any purpose other than the purposes for which this Trust is created pursuant to this agreement.

     3.2 Legended Share Certificates. Dreco will cause each certificate representing Exchangeable Shares to bear an appropriate legend notifying the Holders of their right to instruct the Trustee with respect to the exercise of the Voting Rights with respect to the Exchangeable Shares held by a Holder.

     3.3 Safe Keeping of Certificate. The certificate representing the Voting Share shall at all times be held in safe keeping by the Trustee or its agent.

                                   ARTICLE IV

                           EXERCISE OF VOTING RIGHTS

     4.1 Voting Rights. The Trustee, as the holder of record of the Voting Share, shall be entitled to all of the Voting Rights, including the right to consent to or to vote in person or by proxy the Voting Share, on any matter, question or proposition whatsoever that may properly come before the stockholders of NOI at a NOI Meeting or in connection with a NOI Consent (in each case, as hereinafter defined). The Voting Rights shall be and remain vested in and exercised by the Trustee. Subject to Section 7.15 hereof, the Trustee shall exercise the Voting Rights only on the basis of instructions received pursuant to this Article IV from Holders entitled to instruct the Trustee as to the voting thereof at the time at which a NOI Consent is sought or a NOI Meeting is held. To the extent that no instructions are received from a Holder with respect to the Voting Rights to which such Holder is entitled, the Trustee shall not exercise or permit the exercise of such Holder's Voting Rights.

     4.2 Number of Votes. With respect to all meetings of stockholders of NOI at which holders of shares of NOI Common Stock are entitled to vote (a "NOI Meeting") and with respect to all written consents sought by NOI from its stockholders including the holders of shares of NOI Common Stock (a "NOI Consent"), each Holder shall be entitled to instruct the Trustee to cast and exercise, in the manner instructed, a number of votes equal to the Equivalent Vote Amount for each Exchangeable Share owned of record by such Holder on the record date established by NOI or by applicable law for such NOI Meeting or NOI Consent, as the case may be, (the "Holder Votes") in respect of each matter, question or proposition to be voted on at such NOI Meeting or to be consented to in connection with such NOI Consent.

     4.3 Mailings to Shareholders. With respect to each NOI Meeting and NOI Consent, the Trustee will mail or cause to be mailed (or otherwise communicate in the same manner as NOI utilizes in communications to holders of NOI Common Stock, subject to the Trustee's ability to provide this method of communication and upon being advised in writing of such method) to each of the Holders named in the List on the same day as the initial mailing or notice (or other communication) with respect thereto is given by NOI to its stockholders:

          (a) a copy of such notice, together with any proxy or information statement and related materials to be provided to stockholders of NOI;

          (b) a statement that such Holder is entitled to instruct the Trustee as to the exercise of the Holder Votes with respect to such NOI Meeting or NOI Consent, as the case may be, or, pursuant to Section 4.7 hereof, to attend such NOI Meeting and to exercise personally the Holder Votes thereat;

          (c) a statement as to the manner in which such instructions may be given to the Trustee, including an express indication that instructions may be given to the Trustee to give:

             (i) a proxy to such Holder or his designee to exercise personally the Holder Votes; or

             (ii) a proxy to a designated agent or other representative of the management of NOI to exercise such Holder Votes;

          (d) a statement that if no such instructions are received from the Holder, the Holder Votes to which such Holder is entitled will not be exercised;

          (e) a form of direction whereby the Holder may so direct and instruct the Trustee as contemplated herein; and

          (f) a statement of (i) the time and date by which such instructions must be received by the Trustee in order to be binding upon it, which in the case of a NOI Meeting shall not be earlier than the close of business on the Business Day prior to such meeting, and (ii) the method for revoking or amending such instructions.

     The materials referred to above are to be provided by NOI to the Trustee, but shall be subject to review and comment by the Trustee.

     For the purpose of determining Holder Votes to which a Holder is entitled in respect of any such NOI Meeting or NOI Consent, the number of Exchangeable Shares owned of record by the Holder shall be determined at the close of business on the record date established by NOI or by applicable law for purposes of determining stockholders entitled to vote at such NOI Meeting or to give written consent in connection with such NOI Consent. NOI will notify the Trustee in writing of any decision of the board of directors of NOI with respect to the calling of any such NOI Meeting or the seeking of any such NOI Consent and shall provide all necessary information and materials to the Trustee in each case promptly and in any event in sufficient time to enable the Trustee to perform its obligations contemplated by this Section 4.3.

     4.4 Copies of Stockholder Information. NOI will deliver to the Trustee copies of all proxy materials, (including notices of NOI Meetings, but excluding proxies to vote shares of NOI Common Stock), information statements, reports (including without limitation all interim and annual financial statements) and other written communications that are to be distributed from time to time to holders of NOI Common Stock in sufficient quantities and in sufficient time so as to enable the Trustee to send those materials to each Holder at the same time as such materials are first sent to holders of NOI Common Stock. The Trustee will mail or otherwise send to each Holder, at the expense of NOI, copies of all such materials (and all materials specifically directed to the Holders or to the Trustee for the benefit of the Holders by NOI) received by the Trustee from NOI at the same time as such materials are first sent to holders of NOI Common Stock. The Trustee will make copies of all such materials available for inspection by any Holder at the Trustee's principal transfer office in the cities of Calgary and Toronto.

     4.5 Other Materials. Immediately after receipt by NOI or any stockholder of NOI of any material sent or given generally to the holders of NOI Common Stock by or on behalf of a third party, including without limitation dissident proxy and information circulars (and related information and material) and tender and exchange offer circulars (and related information and material), NOI shall use its best efforts to obtain and deliver to the Trustee copies thereof in sufficient quantities so as to enable the Trustee to forward such material (unless the same has been provided directly to Holders by such third party) to each Holder as soon as possible thereafter. As soon as practicable after receipt thereof, the Trustee will mail or otherwise send to each Holder, at the expense of NOI, copies of all such materials received by the Trustee from NOI. The Trustee will also make copies of all such materials available for inspection by any Holder at the Trustee's principal transfer office in the cities of Calgary and Toronto.

     4.6 List of Persons Entitled to Vote. Dreco shall, (i) prior to each annual, general and special NOI Meeting or the seeking of any NOI Consent and
(ii) forthwith upon each request made at any time by the Trustee in writing, prepare or cause to be prepared a list (a "List") of the names and addresses of the Holders arranged in alphabetical order and showing the number of Exchangeable Shares held of record by each such Holder, in each case at the close of business on the date specified by the Trustee in such request or, in the case of a List prepared in connection with a NOI Meeting or a NOI Consent, at the close of business on the record date established by NOI or pursuant to applicable law for determining the holders of NOI Common Stock entitled to receive notice of and/or to vote at such NOI Meeting or to give consent in connection with such NOI Consent. Each such List shall be delivered to the Trustee promptly after receipt by Dreco of such request or the record date for such meeting or seeking of consent, as the case may be, and in any event within sufficient time as to enable the Trustee to perform its obligations under this agreement. NOI agrees to give Dreco written notice (with a copy to the Trustee) of the calling of any NOI Meeting or the seeking of any NOI Consent, together with the record dates therefor, sufficiently prior to the date of the calling of such meeting or seeking of such consent so as to enable Dreco to perform its obligations under this Section 4.6.

     4.7 Entitlement to Direct Votes. Any Holder named in a List prepared in connection with any NOI Meeting or any NOI Consent will be entitled (i) to instruct the Trustee in the manner described in Section 4.3 hereof with respect to the exercise of the Holder Votes to which such Holder is entitled or (ii) to attend such meeting and personally to exercise thereat (or to exercise with respect to any written consent), as the proxy of the Trustee, the Holder Votes to which such Holder is entitled.

     4.8  Voting by Trustee, and Attendance of Trustee Representative, at
Meeting.

     (a) In connection with each NOI Meeting and NOI Consent, the Trustee shall exercise, either in person or by proxy, in accordance with the instructions received from a Holder pursuant to Section 4.3 hereof, the Holder Votes as to which such Holder is entitled to direct the vote (or any lesser number thereof as may be set forth in the instructions); provided, however, that such written instructions are received by the Trustee from the Holder prior to the time and date fixed by it for receipt of such instructions in the notice given by the Trustee to the Holder pursuant to Section 4.3 hereof.

     (b) The Trustee shall cause such representatives as are empowered by it to sign and deliver, on behalf of the Trustee, proxies for Voting Rights to attend each NOI Meeting. Upon submission by a Holder (or its designee) of identification satisfactory to the Trustee's representatives, and at the Holder's request, such representatives shall sign and deliver to such Holder (or its designee) a proxy to exercise personally the Holder Votes as to which such Holder is otherwise entitled hereunder to direct the vote, if such Holder either:

          (i) has not previously given the Trustee instructions pursuant to
     Section 4.3 hereof in respect of such meeting, or

          (ii) submits to the Trustee's representatives written revocation of any such previous instructions.

     At such meeting, the Holder exercising such Holder Votes shall have the same rights as the Trustee to speak at the meeting in respect of any matter, question or proposition, to vote by way of ballot at the meeting in respect of any matter, question or proposition and to vote at such meeting by way of a show of hands in respect of any matter, question or proposition.

     4.9 Distribution of Written Materials. Any written materials to be distributed by the Trustee to the Holders pursuant to this agreement shall be delivered or sent by mail (or otherwise communicated in the same manner as NOI utilizes in communications to holders of NOI Common Stock) to each Holder at its address as shown on the books of Dreco. Dreco shall provide or cause to be provided to the Trustee for this purpose, on a timely basis and without charge or other expense:

        (a) current lists of the Holders; and

          (b) on the request of the Trustee, mailing labels to enable the Trustee to carry out its duties under this agreement.

     The materials referred to above are to be provided by Dreco to the Trustee, but shall be subject to review and comment by the Trustee.

     4.10 Termination of Voting Rights. Except as otherwise provided herein or in the Exchangeable Share Provisions, all of the rights of a Holder with respect to the Holder Votes exercisable in respect of the Exchangeable Shares held by such Holder, including the right to instruct the Trustee as to the voting of or to vote personally such Holder Votes, shall be deemed to be surrendered by the Holder to NOI, and such Holder Votes and the Voting Rights represented thereby shall cease immediately, upon the delivery by such Holder to the Trustee of the certificates representing such Exchangeable Shares in connection with the exercise by the Holder of the Exchange Put Right or the Exchange Right or the occurrence of the automatic exchange of Exchangeable Shares for shares of NOI Common Stock, as specified in Article V hereof (unless in any case NOI shall not have delivered the Exchangeable Share Consideration deliverable in exchange therefor to the Trustee for delivery to the Holders), or upon the redemption of Exchangeable Shares pursuant to Article 6 or Article 7 of the Exchangeable Share Provisions, or upon the effective date of the liquidation, dissolution or winding-up of Dreco or any other distribution of the assets of Dreco among its shareholders for the purpose of winding up its affairs pursuant to Article 5 of the Exchangeable Share Provisions, or upon the purchase of Exchangeable Shares from the holder thereof by NOI pursuant to the exercise by NOI of the Retraction Call Right, the Redemption Call Right or the Liquidation Call Right.

                                   ARTICLE V

                     EXCHANGE RIGHT AND AUTOMATIC EXCHANGE

     5.1 Grant and Ownership of the Exchange Right. NOI hereby grants to the Trustee as trustee for and on behalf of, and for the use and benefit of, the
Holders:

          (a) the Exchange Put Right,

          (b) the right (the "Exchange Right"), upon the occurrence and during the continuance of an Insolvency Event, to require NOI to purchase from each or any Holder all or any part of the Exchangeable Shares held by the Holders, and

          (c) the Automatic Exchange Rights,

     all in accordance with the provisions of this agreement and the Exchangeable Share Provisions, as the case may be. NOI hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Holders of good and valuable consideration (and the adequacy thereof) for the grant of the Exchange Put Right, the Exchange Right and the Automatic Exchange Rights by NOI to the Trustee. During the term of the Trust and subject to the terms and conditions of this agreement, the Trustee shall possess and be vested with full legal ownership of the Exchange Put Right, the Exchange Right and the Automatic Exchange Rights and shall be entitled to exercise all of the rights and powers of an owner with respect to the Exchange Put Right, the Exchange Right and the Automatic Exchange Rights, provided that the Trustee shall:

          (d) hold the Exchange Put Right, the Exchange Right and the Automatic Exchange Rights and the legal title thereto as trustee solely for the use and benefit of the Holders in accordance with the provisions of this agreement; and

          (e) except as specifically authorized by this agreement, have no power or authority to exercise or otherwise deal in or with the Exchange Put Right, the Exchange Right or the Automatic Exchange Rights,

     and the Trustee shall not exercise any such rights for any purpose other than the purposes for which this Trust is created pursuant to this agreement.

     5.2 Legended Share Certificates. Dreco will cause each certificate representing Exchangeable Shares to bear an appropriate legend notifying the Holders of:

          (a) their right to instruct the Trustee with respect to the exercise of the Exchange Put Right and the Exchange Right in respect of the Exchangeable Shares held by a Holder; and

          (b) the Automatic Exchange Rights.

     5.3 General Exercise of Exchange Put Right and Exchange Right. The Exchange Put Right and the Exchange Right shall be and remain vested in and exercised by the Trustee. Subject to Section 7.15 hereof, the Trustee shall exercise the Exchange Put Right and the Exchange Right only on the basis of instructions received pursuant to this Article V from Holders entitled to instruct the Trustee as to the exercise thereof. To the extent that no instructions are received from a Holder with respect to the Exchange Put Right and the Exchange Right, the Trustee shall not exercise or permit the exercise of the Exchange Put Right and the Exchange Right.

     5.4 Purchase Price. The purchase price payable by NOI for each Exchangeable Share to be purchased by NOI (a) under the Exchange Put Right shall be the amount determined under the Exchangeable Share Provisions, and (b) under the Exchange Right shall be an amount equal to the Exchangeable Share Price on the last Business Day prior to the day of closing of the purchase and sale of such Exchangeable Share under the Exchange Right. In connection with each exercise of the Exchange Right, NOI will provide to the Trustee an Officer's Certificate setting forth the calculation of the applicable Exchangeable Share Price for each Exchangeable Share. The applicable Exchangeable Share Price for each such Exchangeable Share so purchased may be satisfied only by NOI's issuing and delivering or causing to be delivered to the Trustee, on behalf of the relevant Holder, the applicable Exchangeable Share Consideration representing the total applicable Exchangeable Share Price.

     5.5 Exercise Instructions. Subject to the terms and conditions herein set forth, a Holder shall be entitled, upon the occurrence and during the continuance of an Insolvency Event, to instruct the Trustee to exercise the Exchange Right with respect to all or any part of the Exchangeable Shares registered in the name of such Holder on the books of Dreco. To cause the exercise of the Exchange Right by the Trustee, the Holder shall deliver to the Trustee, in person or by certified or registered mail, at its principal transfer offices in Calgary, Alberta and Toronto, Ontario or at such other places in Canada as the Trustee may from time to time designate by written notice to the Holders, the certificates representing the Exchangeable Shares which such Holder desires NOI to purchase, duly endorsed in blank, and accompanied by such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of Dreco and such additional documents and instruments as the Trustee may reasonably require, together with:

          (a) a duly completed form of notice of exercise of the Exchange Right, contained on the reverse of or attached to the Exchangeable Share certificates, stating:

             (i) that the Holder thereby instructs the Trustee to exercise the Exchange Right so as to require NOI to purchase from the Holder the number of Exchangeable Shares specified therein,

             (ii) that such Holder has good title to and owns all such Exchangeable Shares to be acquired by NOI free and clear of all liens, claims, encumbrances, security interests and adverse claims or interests,

             (iii) the names in which the certificates representing NOI Common Stock issuable in connection with the exercise of the Exchange Right are to be issued, and

             (iv) the names and addresses of the persons to whom the Exchangeable Share Consideration should be delivered; and

          (b) payment (or evidence satisfactory to the Trustee, Dreco and NOI of payment) of the taxes (if any) payable as contemplated by Section 5.8 of this agreement.

     If only a part of the Exchangeable Shares represented by any certificate or certificates delivered to the Trustee are to be purchased by NOI under the Exchange Right, a new certificate for the balance of such Exchangeable Shares shall be issued to the Holder at the expense of Dreco.

     5.6  Delivery of Exchangeable Share Consideration; Effect of
Exercise. Promptly after receipt of the certificates representing the Exchangeable Shares which the Holder desires NOI to purchase under the Exchange Put Right or the Exchange Right (together with such documents and instruments of transfer and a duly completed form of notice of exercise of the Exchange Put Right or the Exchange Right), duly endorsed for transfer to NOI, the Trustee shall notify NOI and Dreco of its receipt of the same, which notice to NOI and Dreco shall constitute exercise of the Exchange Put Right or the Exchange Right by the Trustee on behalf of the Holder of such Exchangeable Shares, and NOI shall immediately thereafter deliver or cause to be delivered to the Trustee, for delivery to the Holder of such Exchangeable Shares (or to such other persons, if any, properly designated by such Holder), the Exchangeable Share Consideration deliverable in connection with the exercise of the Exchange Put Right or the Exchange Right; provided, however, that no such delivery shall be made unless and until the Holder requesting the same shall have paid (or provided evidence satisfactory to the Trustee, Dreco and NOI of the payment of) the taxes (if any) payable as contemplated by Section 5.8 of this agreement. Immediately upon the giving of notice by the Trustee to NOI and Dreco of the exercise of the Exchange Put Right or the Exchange Right, as provided in this
Section 5.6, (a) the closing of the transaction of purchase and sale contemplated by the Exchange Put Right or the Exchange Right shall be deemed to have occurred, (b) NOI shall be required to take all action necessary to permit it to occur, including delivery to the Trustee of the relevant Exchangeable Share Consideration, no later than the close of business on the third Business Day following the receipt by the Trustee of notice, certificates and other documents as aforesaid and (c) the Holder of such Exchangeable Shares shall be deemed to have transferred to NOI all of its right, title and interest in and to such Exchangeable Shares and the related interest in the Trust Estate, shall cease to be a holder of such Exchangeable Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive his proportionate part of the total purchase price therefor, unless such Exchangeable Share Consideration is not delivered by NOI to the Trustee by the date specified above, in which case the rights of the Holder shall remain unaffected until such Exchangeable Share Consideration is delivered by NOI and any check included therein is paid. Concurrently with such Holder ceasing to be a holder of Exchangeable Shares, the Holder shall be considered and deemed for all purposes to be the holder of the shares of NOI Common Stock delivered to it pursuant to the Exchange Put Right or the Exchange Right. Notwithstanding the foregoing until the Exchangeable Share Consideration is delivered to the Holder, the Holder shall be deemed to still be a holder of the sold Exchangeable Shares for purposes of voting rights with respect thereto under this agreement.

     5.7 Exercise of Exchange Right Subsequent to Retraction. In the event that a Holder has exercised its right under Article 6 of the Exchangeable Share Provisions to require Dreco to redeem any or all of the Exchangeable Shares held by the Holder (the "Retracted Shares") and is notified by Dreco pursuant to
Section 6.6 of the Exchangeable Share Provisions that Dreco will not be permitted as a result of liquidity or solvency requirements of applicable law to redeem all such Retracted Shares, subject to receipt by the Trustee of written notice to that effect from Dreco and provided that NOI shall not have exercised the Retraction Call Right with respect to the Retracted Shares and that the Holder has not revoked the retraction request delivered by the Holder to Dreco pursuant to Section 6.1 of the Exchangeable Share Provisions, the retraction request will constitute and will be deemed to constitute notice from the Holder to the Trustee instructing the Trustee to exercise the Exchange Right with respect to those Retracted Shares which Dreco is unable to redeem. In any such event, Dreco hereby agrees with the Trustee and in favor of the Holder immediately to notify the Trustee of such prohibition against Dreco's redeeming all of the Retracted Shares and immediately to forward or cause to be forwarded to the Trustee all relevant materials delivered by the Holder to Dreco or to the transfer agent of the Exchangeable Shares (including without limitation a copy of the retraction request delivered pursuant to Section 6.1 of the Exchangeable Share Provisions) in connection with such proposed redemption of the Retracted Shares, and the Trustee will thereupon exercise the Exchange Right with respect to the Retracted Shares which Dreco is not permitted to redeem and will require NOI to purchase such shares in accordance with the provisions of this Article V.

     5.8 Stamp or Other Transfer Taxes. Upon any sale of Exchangeable Shares to NOI pursuant to the Exchange Put Right, the Exchange Right or the Automatic Exchange Rights, the share certificate or certificates representing NOI Common Stock to be delivered in connection with the payment of the total purchase price therefor shall be issued in the name of the Holder of the Exchangeable Shares so sold or in such names as such Holder may otherwise direct in writing without charge to the holder of the Exchangeable Shares so sold, provided, however, that such Holder:

          (a) shall pay (and neither NOI, Dreco nor the Trustee shall be required to pay) any documentary, stamp, transfer or other similar taxes that may be payable in respect of any transfer involved in the issuance or delivery of such shares to a person other than such Holder; or

          (b) shall have established to the satisfaction of the Trustee, NOI and Dreco that such taxes, if any, have been paid.

     5.9 Notice of Insolvency Event. Immediately upon the occurrence of an Insolvency Event or any event which with the giving of notice or the passage of time or both would be an Insolvency Event, Dreco and NOI shall give written notice thereof to the Trustee. As soon as practicable after receiving notice from Dreco or NOI of the occurrence of an Insolvency Event, the Trustee will mail to each Holder, at the expense of NOI, a notice of such Insolvency Event in the form provided by NOI, which notice shall contain a brief statement of the right of the Holders with respect to the Exchange Right.

     5.10 Qualification of NOI Common Stock. NOI covenants that if any shares of NOI Common Stock to be issued and delivered pursuant to the Exchange Put Right, the Exchange Right or the Automatic Exchange Rights require registration or qualification with or approval of or the filing of any document including any prospectus or similar document, the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental or regulatory authority under any Canadian or United States federal, provincial or state law or regulation or pursuant to the rules and regulations of any regulatory authority, or the fulfillment of any other legal requirement (collectively, the "Applicable Laws") before such shares may be issued and delivered by NOI to the initial holder thereof (other than Dreco) or in order that such shares may be freely traded thereafter (other than any restrictions on transfer by reason of a holder being a "control person" of NOI for purposes of Canadian federal or provincial securities law or an "affiliate" of NOI for purposes of United States federal or state securities law), NOI will in good faith expeditiously take all such actions and do all such things as are necessary to cause such shares of NOI Common Stock to be and remain duly registered, qualified or approved. NOI represents and warrants that it has in good faith taken all actions and done all things as are necessary under Applicable Laws as they exist on the date hereof to cause the shares of NOI Common Stock to be issued and delivered pursuant to the Exchange Put Right, the Exchange Right and the Automatic Exchange Rights and to be freely tradeable thereafter (other than restrictions on transfer by reason of a holder being a "control person" of NOI for the purposes of Canadian federal and provincial securities law or an "affiliate" of NOI for the purposes of United States federal or state securities law). NOI will in good faith expeditiously take all such actions and do all such things as are necessary to cause all shares of NOI Common Stock to be delivered pursuant to the Exchange Put Right, the Exchange Right or the Automatic Exchange Rights to be listed, quoted or posted for trading on all stock exchanges and quotation systems on which such shares are listed, quoted or posted for trading at such time.

     5.11 Reservation of Shares of NOI Common Stock. NOI hereby represents, warrants and covenants that it has irrevocably reserved for issuance and will at all times keep available, free from pre-emptive and other rights, out of its authorized and unissued capital stock such number of shares of NOI Common Stock:

          (a) as is equal to the sum of

             (i) the number of Exchangeable Shares issued and outstanding from time to time and

             (ii) the number of Exchangeable Shares issuable upon the exercise of all rights to acquire Exchangeable Shares outstanding from time to time and

          (b) as are now and may hereafter be required to enable and permit Dreco to meet its obligations hereunder, under the Amended and Restated Certificate of Incorporation of NOI, under the Support Agreement, under the Exchangeable Share Provisions and under any other security or commitment pursuant to the Arrangement with respect to which NOI may now or hereafter be required to issue shares of NOI Common Stock.

     5.12  Automatic Exchange on Liquidation of NOI.

     (a) NOI will give the Trustee written notice of each of the following events at the time set forth below:

          (i) in the event of any determination by the board of directors of the NOI to institute voluntary liquidation, dissolution or winding-up proceedings with respect to NOI or to effect any other distribution of assets of NOI among its stockholders for the purpose of winding up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution; and

          (ii) immediately, upon the earlier of

             (A) receipt by NOI of notice of and

             (B) NOI's otherwise becoming aware of any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of NOI or to effect any other distribution of assets of NOI among its stockholders for the purpose of winding up its affairs.

     (b) Immediately following receipt by the Trustee from NOI of notice of any event (a "Liquidation Event") contemplated by Section 5.12(a) above, the Trustee will give notice thereof to the Holders. Such notice will be provided by NOI to the Trustee and shall include a brief description of the automatic exchange of Exchangeable Shares for shares of NOI Common Stock provided for in Section 5.12(c) below.

     (c) In order that the Holders will be able to participate on a pro rata basis with the holders of NOI Common Stock in the distribution of assets of NOI in connection with a Liquidation Event, immediately prior to the effective time (the "Liquidation Event Effective Time") of a Liquidation Event, all of the then outstanding Exchangeable Shares shall be automatically exchanged for shares of NOI Common Stock. To effect such automatic exchange, NOI shall be deemed to have purchased each Exchangeable Share outstanding immediately prior to the Liquidation Event Effective Time and held by Holders, and each Holder shall be deemed to have sold the Exchangeable Shares held by it at such time, for a purchase price per share equal to the Exchangeable Share Price applicable at such time. In connection with such automatic exchange, NOI will provide to the Trustee an Officer's Certificate setting forth the calculation of the purchase price for each Exchangeable Share.

     (d) The closing of the transaction of purchase and sale contemplated by
Section 5.12(c) above shall be deemed to have occurred immediately prior to the Liquidation Event Effective Time, and each Holder of Exchangeable Shares shall be deemed to have transferred to NOI all of the Holder's right, title and interest in and to such Exchangeable Shares and the related interest in the Trust Estate and shall cease to be a holder of such Exchangeable Shares, and NOI shall deliver to the Holder the Exchangeable Share Consideration deliverable upon the automatic exchange of Exchangeable Shares. Concurrently with such Holder's ceasing to be a holder of Exchangeable Shares, the Holder shall be considered and deemed for all purposes to be the holder of the shares of NOI Common Stock issued to it pursuant to the automatic exchange of Exchangeable Shares for NOI Common Stock, and the certificates held by the Holder previously representing the Exchangeable Shares exchanged by the Holder with NOI pursuant to such automatic exchange shall thereafter be deemed to represent the shares of NOI Common Stock issued to the Holder by NOI pursuant to such automatic exchange. Upon the request of a Holder and the surrender by the Holder of Exchangeable Share certificates deemed to represent shares of NOI Common Stock, duly endorsed in blank and accompanied by such instruments of transfer as NOI may reasonably require, NOI shall deliver or cause to be delivered to the Holder certificates representing the shares of NOI Common Stock of which the Holder is the holder. Notwithstanding the foregoing, until each Holder is actually entered on the register of holders of NOI Common Stock, such Holder shall be deemed to still be a holder of the transferred Exchangeable Shares for purposes of all voting rights with respect thereto under this agreement.

                                   ARTICLE VI

              RESTRICTIONS ON ISSUANCE OF NOI SPECIAL VOTING STOCK

     During the term of this agreement, NOI will not issue any shares of NOI Special Voting Stock in addition to the Voting Share.

                                  ARTICLE VII

                             CONCERNING THE TRUSTEE

     7.1 Powers and Duties of the Trustee. The rights, powers and authorities of the Trustee under this agreement, in its capacity as trustee of the Trust, shall include:

          (a) receipt and deposit of the Voting Share from NOI as trustee for and on behalf of the Holders in accordance with the provisions of this agreement;

          (b) granting proxies and distributing materials to Holders as provided in this agreement;

          (c) voting the Holder Votes in accordance with the provisions of this agreement;

          (d) receiving the grant of the Exchange Put Right, the Exchange Right and the Automatic Exchange Rights from NOI as trustee for and on behalf of the Holders in accordance with the provisions of this agreement;

          (e) exercising the Exchange Put Right and the Exchange Right and enforcing the benefit of the Automatic Exchange Rights, in each case in accordance with the provisions of this agreement, and in connection therewith receiving from Holders Exchangeable Shares and other requisite documents and distributing to such Holders the shares of NOI Common Stock and checks, if any, to which such Holders are entitled upon the exercise of the Exchange Put Right and the Exchange Right or pursuant to the Automatic Exchange Rights, as the case may be;

          (f) holding title to the Trust Estate;

          (g) investing any moneys forming, from time to time, a part of the Trust Estate as provided in this agreement;

          (h) taking action at the direction of a Holder or Holders to enforce the obligations of NOI under this agreement; and

          (i) taking such other actions and doing such other things as are specifically provided in this agreement.

     In the exercise of such rights, powers and authorities the Trustee shall have (and is granted) such incidental and additional rights, powers and authority not in conflict with any of the provisions of this agreement as the Trustee, acting in good faith and in the reasonable exercise of its discretion, may deem necessary, appropriate or desirable to effect the purpose of the Trust. Any exercise of such discretionary rights, powers and authorities by the Trustee shall be final, conclusive and binding upon all persons. For greater certainty, the Trustee shall have only those duties as are set out specifically in this agreement. The Trustee in exercising its rights, powers, duties and authorities hereunder shall act honestly and in good faith with a view to the best interests of the Holders and shall exercise the care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances. The Trustee shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall be specifically required to do so under the terms hereof; nor shall the Trustee be required to take any notice of, or to do or to take any act, action or proceeding as a result of any default or breach of any provision hereunder, unless and until notified in writing of such default or breach, which notices shall distinctly specify the default or breach desired to be brought to the attention of the Trustee and in the absence of such notice the Trustee may for all purposes of this agreement conclusively assume that no default or breach has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein.

     7.2 No Conflict of Interest. The Trustee represents to Dreco and NOI that at the date of execution and delivery of this agreement there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder and the role of the Trustee in any other capacity. The Trustee shall, within 90 days after it becomes aware that such a material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Article X hereof. If, notwithstanding the foregoing provisions of this Section 7.2, the Trustee has such a material conflict of interest, the validity and enforceability of this agreement shall not be affected in any manner whatsoever by reason only of the existence of such material conflict of interest. If the Trustee contravenes the foregoing provisions of this Section 7.2, any interested party may apply to the superior court of the province in which Dreco has its registered office for an order that the Trustee be replaced as trustee hereunder.

     7.3 Dealings with Transfer Agents, Registrars, Etc. Dreco and NOI irrevocably authorize the Trustee, from time to time, to:

          (a) consult, communicate and otherwise deal with the respective registrars and transfer agents, and with any such subsequent registrar or transfer agent, of the Exchangeable Shares and NOI Common Stock; and

          (b) requisition, from time to time,

             (i) from any such registrar or transfer agent any information readily available from the records maintained by it which the Trustee may reasonably require for the discharge of its duties and responsibilities under this agreement and

             (ii) from the transfer agent of NOI Common Stock, and any subsequent transfer agent of such shares, to complete the exercise from time to time of the Exchange Put Right, the Exchange Right and the Automatic Exchange Rights in the manner specified in Article V hereof, the share certificates issuable upon such exercise.

     Dreco and NOI irrevocably authorize their respective registrars and transfer agents to comply with all such requests. NOI covenants that it will supply its transfer agent with duly executed share certificates for the purpose of completing the exercise from time to time of the Exchange Put Right, the Exchange Right and the Automatic Exchange Rights, in each case pursuant to
Article V hereof.

     7.4 Books and Records. The Trustee shall keep available for inspection by NOI and Dreco, at the Trustee's principal transfer office in Calgary, Alberta, correct and complete books and records of account relating to the Trustee's actions under this agreement, including without limitation all information relating to mailings and instructions to and from Holders and all transactions pursuant to the Voting Rights, the Exchange Put Right, the Exchange Right and the Automatic Exchange Rights for the term of this agreement. On or before March 31, 1998, and on or before March 31 in every year thereafter, so long as the Voting Share is on deposit with the Trustee, the Trustee shall transmit to NOI and Dreco a brief report, dated as of the preceding December 31, with respect to:

          (a) property and funds comprising the Trust Estate as of that date;

          (b) the number of exercises of the Exchange Put Right and the Exchange Right, if any, and the aggregate number of Exchangeable Shares received by the Trustee on behalf of Holders in consideration of the issue and delivery by NOI of shares of NOI Common Stock in connection with the Exchange Put Right and the Exchange Right, during the calendar year ended on such date; and

          (c) all other actions taken by the Trustee in the performance of its duties under this agreement which it had not previously reported.

     7.5 Income Tax Returns and Reports. The Trustee shall, to the extent necessary, prepare and file on behalf of the Trust appropriate United States and Canadian income tax returns and any other returns or reports as may be required by applicable law or pursuant to the rules and regulations of any securities exchange or other trading system through which the Exchangeable Shares are traded and, in connection therewith, may obtain the advice and assistance of such experts as the Trustee may consider necessary or advisable. If requested by the Trustee, NOI shall retain such experts for purposes of providing such advice and assistance.

     7.6 Indemnification Prior to Certain Actions by Trustee. The Trustee shall exercise any or all of the rights, duties, powers or authorities vested in it by this agreement at the request, order or direction of any Holder upon such Holder's furnishing to the Trustee reasonable funding, security and indemnity against the costs, expenses and liabilities which may be incurred by the Trustee therein or thereby; provided that no Holder shall be obligated to furnish to the Trustee any such funding, security or indemnity in connection with the exercise by the Trustee of any of its rights, duties, powers and authorities with respect to the Voting Share pursuant to Article IV hereof, subject to Section 7.15 hereof, and with respect to the Exchange Put Right and the Exchange Right pursuant to Article V hereof, subject to Section 7.15 hereof, and with respect to the Automatic Exchange Rights pursuant to Article V hereof. None of the provisions contained in this agreement shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the exercise of any of its rights, powers, duties or authorities unless funded, given funds, security and indemnified as aforesaid.

     7.7 Actions by Holders. No Holder shall have the right to institute any action, suit or proceeding or to exercise any other remedy authorized by this agreement for the purpose of enforcing any of its rights or for the execution of any trust or power hereunder unless the Holder has requested the Trustee to take or institute such action, suit or proceeding and furnished the Trustee with the funding, security and indemnity referred to in Section 7.6 hereof and the Trustee shall have failed to act within a reasonable time thereafter. In such case, but not otherwise, the Holder shall be entitled to take proceedings in any court of competent jurisdiction such as the Trustee might have taken; it being understood and intended that no one or more Holders shall have any right in any manner whatsoever to affect, disturb or prejudice the rights hereby created by any such action, or to enforce any right hereunder or under the Voting Rights, the Exchange Put Right, the Exchange Right or the Automatic Exchange Rights, except subject to the conditions and in the manner herein provided, and that all powers and trusts hereunder shall be exercised and all proceedings at law shall be instituted, had and maintained by the Trustee, except only as herein provided, and in any event for the equal benefit of all Holders.

     7.8 Reliance upon Declarations. The Trustee shall not be considered to be in contravention of any of its rights, powers, duties and authorities hereunder if, when required, it acts and relies in good faith upon lists, mailing labels, notices, statutory declarations, certificates, opinions, reports or other papers or documents furnished pursuant to the provisions hereof or required by the Trustee to be furnished to it in the exercise of its rights, powers, duties and authorities hereunder, and such lists, mailing labels, notices, statutory declarations, certificates, opinions, reports or other papers or documents comply with the provisions of Section 7.9 hereof, if applicable, and with any other applicable provisions of this agreement.

     7.9 Evidence and Authority to Trustee. Dreco and/or NOI shall furnish to the Trustee evidence of compliance with the conditions provided for in this agreement relating to any action or step required or permitted to be taken by Dreco and/or NOI or the Trustee under this agreement or as a result of any obligation imposed under this agreement, including, without limitation, in respect of the Voting Rights or the Exchange Put Right, the Exchange Right or the Automatic Exchange Rights and the taking of any other action to be taken by the Trustee at the request of or on the application of Dreco and/or NOI forthwith if and when:

          (a) such evidence is required by any other section of this agreement to be furnished to the Trustee in accordance with the terms of this Section 7.9; or

          (b) the Trustee, in the exercise of its rights, powers, duties and authorities under this agreement, gives Dreco and/or NOI written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

     Such evidence shall consist of an Officer's Certificate of Dreco and/or NOI or a statutory declaration or a certificate made by persons entitled to sign an Officer's Certificate stating that any such condition has been complied with in accordance with the terms of this agreement.

     Whenever such evidence relates to a matter other than the Voting Rights or the Exchange Put Right, the Exchange Right or the Automatic Exchange Rights, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, auditor, accountant, appraiser, valuer, engineer or other expert or any other person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a director, officer or employee of Dreco and/or NOI it shall be in the form of an Officer's Certificate or a statutory declaration.

     Each statutory declaration, certificate, opinion or report furnished to the Trustee as evidence of compliance with a condition provided for in this agreement shall include a statement by the person giving the evidence:

          (i) declaring that he has read and understands the provisions of this agreement relating to the condition in question;

          (ii) describing the nature and scope of the examination or investigation upon which he based the statutory declaration, certificate, statement or opinion; and

          (iii) declaring that he has made such examination or investigation as he believes is necessary to enable him to make the statements or give the opinions contained or expressed therein.

     7.10  Experts, Advisers and Agents. The Trustee may:

          (a) in relation to these presents act and rely on the opinion or advice of or information obtained from or prepared by any solicitor, auditor, accountant, appraiser, valuer, engineer or other expert, whether retained by the Trustee or by Dreco and/or NOI or otherwise, and may employ such assistants as may be necessary to the proper determination and discharge of its powers and duties and determination of its rights hereunder and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

          (b) employ such agents and other assistants as it may reasonably require for the proper determination and discharge of its powers and duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the determination and discharge of its duties hereunder and in the management of the Trust.

     7.11 Investment of Moneys Held by Trustee. Unless otherwise provided in this agreement, any moneys held by or on behalf of the Trustee which under the terms of this agreement may or ought to be invested or which may be on deposit with the Trustee or which may be in the hands of the Trustee, may be invested and reinvested in the name or under the control of the Trustee in securities in which, under the laws of the Province of Alberta, trustees are authorized to invest trust moneys; provided that such securities are stated to mature within two years after their purchase by the Trustee, and the Trustee shall so invest such moneys on the written direction of Dreco. Pending the investment of any moneys as hereinbefore provided, such moneys may be deposited in the name of the Trustee in any chartered bank in Canada or, with the consent of Dreco, in the deposit department of the Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or any province thereof at the rate of interest then current on similar deposits.

     7.12 Trustee Not Required to Give Security. The Trustee shall not be required to give any bond or security in respect of the execution of the trusts, rights, duties, powers and authorities of this agreement or otherwise in respect of the premises.

     7.13 Trustee Not Bound to Act on Request. Except as in this agreement otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of Dreco and/or NOI or of the directors thereof until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act and rely upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

     7.14 Authority to Carry on Business. The Trustee represents to Dreco and NOI that at the date of execution and delivery by it of this agreement it is authorized to carry on the business of a trust company in the Province of Alberta but if, notwithstanding the provisions of this Section 7.14, it ceases to be so authorized to carry on business, the validity and enforceability of this agreement and the Voting Rights, the Exchange Put Right, the Exchange Right and the Automatic Exchange Rights shall not be affected in any manner whatsoever by reason only of such event; provided, however, the Trustee shall, within 90 days after ceasing to be authorized to carry on the business of a trust company in the Province of Alberta, either become so authorized or resign in the manner and with the effect specified in Article X hereof.

     7.15 Conflicting Claims. If conflicting claims or demands are made or asserted with respect to any interest of any Holder in any Exchangeable Shares, including any disagreement between the heirs, representatives, successors or assigns succeeding to all or any part of the interest of any Holder in any Exchangeable Shares resulting in conflicting claims or demands being made in connection with such interest, then the Trustee shall be entitled, at its sole discretion, to refuse to recognize or to comply with any such claim or demand. In so refusing, the Trustee may elect not to exercise any Voting Rights, Exchange Put Right, Exchange Right or Automatic Exchange Rights subject to such conflicting claims or demands and, in so doing, the Trustee shall not be or become liable to any person on account of such election or its failure or refusal to comply with any such conflicting claims or demands. The Trustee shall be entitled to continue to refrain from acting and to refuse to act until:

          (a) the rights of all adverse claimants with respect to the Voting Rights, Exchange Put Right, Exchange Right or Automatic Exchange Rights subject to such conflicting claims or demands have been adjudicated by a final judgment of a court of competent jurisdiction; or

          (b) all differences with respect to the Voting Rights, Exchange Put Right, Exchange Right or Automatic Exchange Rights subject to such conflicting claims or demands have been conclusively settled by a valid written agreement binding on all such adverse claimants, and the Trustee shall have been furnished with an executed copy of such agreement.

     If the Trustee elects to recognize any claim or comply with any demand made by any such adverse claimant, it may in its discretion require such claimant to furnish such surety bond or other security satisfactory to the Trustee as it shall deem appropriate fully to indemnify it as between all conflicting claims or demands.

     7.16 Acceptance of Trust. The Trustee hereby accepts the Trust created and provided for by and in this agreement and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Holders, subject to all the terms and conditions herein set forth.

                                  ARTICLE VIII

                                  COMPENSATION

     NOI and Dreco jointly and severally agree to pay to the Trustee reasonable compensation for all of the services rendered by it under this agreement and will reimburse the Trustee for all reasonable expenses (including but not limited to taxes, compensation paid to experts, agents and advisors and travel expenses) and disbursements, including the cost and expense of any suit or litigation of any character and any proceedings before any governmental agency, reasonably incurred by the Trustee in connection with its rights and duties under this agreement; provided that NOI and Dreco shall have no obligation to reimburse the Trustee for any expenses or disbursements paid, incurred or suffered by the Trustee in any suit or litigation in which the Trustee is determined to have acted in bad faith or with negligence or willful misconduct.

                                   ARTICLE IX

                  INDEMNIFICATION AND LIMITATION OF LIABILITY

     9.1 Indemnification of the Trustee. NOI and Dreco jointly and severally agree to indemnify and hold harmless the Trustee and each of its directors, officers, employees and agents appointed and acting in accordance with this agreement (collectively, the "Indemnified Parties") against all claims, losses, damages, costs, penalties, fines and reasonable expenses (including reasonable expenses of the Trustee's legal counsel) which, without fraud, negligence, willful misconduct or bad faith on the part of such Indemnified Party, may be paid, incurred or suffered by the Indemnified Party by reason of or as a result of the Trustee's acceptance or administration of the Trust, its compliance with its duties set forth in this agreement, or any written or oral instructions delivered to the Trustee by NOI or Dreco pursuant hereto. In no case shall NOI or Dreco be liable under this indemnity for any claim against any of the Indemnified Parties unless NOI and Dreco shall be notified by the Trustee of the written assertion of a claim or of any action commenced against the Indemnified Parties, promptly after any of the Indemnified Parties shall have received any such written assertion of a claim or shall have been served with a summons or other first legal process giving information as to the nature and basis of the claim. Subject to (i) below, NOI and Dreco shall be entitled to participate at their own expense in the defense and, if NOI or Dreco so elect at any time after receipt of such notice, either of them may assume the defense of any suit brought to enforce any such claim. The Trustee shall have the right to employ separate counsel in any such suit and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of the Trustee unless: (i) the employment of such counsel has been authorized by NOI or Dreco, such authorization not to be unreasonably withheld; or (ii) the named parties to any such suit include both the Trustee and NOI or Dreco and the Trustee shall have been advised by counsel acceptable to NOI or Dreco that there may be one or more legal defenses available to the Trustee that are different from or in addition to those available to NOI or Dreco and that an actual or potential conflict of interest exists (in which case NOI and Dreco shall not have the right to assume the defense of such suit on behalf of the Trustee, but shall be liable to pay the reasonable fees and expenses of counsel for the Trustee).

     9.2 Limitation of Liability. The Trustee shall not be held liable for any loss which may occur by reason of depreciation of the value of any part of the Trust Estate or any loss incurred on any investment of funds pursuant to this agreement, except to the extent that such loss is attributable to the fraud, negligence, willful misconduct or bad faith on the part of the Trustee.

                                   ARTICLE X

                               CHANGE OF TRUSTEE

     10.1 Resignation. The Trustee, or any trustee hereafter appointed, may at any time resign by giving written notice of such resignation to NOI and Dreco specifying the date on which it desires to resign, provided that such notice shall never be given less than 60 days before such desired resignation date unless NOI and Dreco otherwise agree and provided further that such resignation shall not take effect until the date of the appointment of a successor trustee and the acceptance of such appointment by the successor trustee. Upon receiving such notice of resignation, NOI and Dreco shall promptly appoint a successor trustee by written instrument in duplicate, one copy of which shall be delivered to the resigning trustee and one copy to the successor trustee. Failing acceptance by a successor trustee, a successor trustee may be appointed by an order of the superior court of the province in which Dreco has its registered office upon application of one or more of the parties hereto.

     10.2 Removal. The Trustee, or any trustee hereafter appointed, may be removed with or without cause, at any time on 60 days' prior notice by written instrument executed by NOI and Dreco, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee, provided that, in connection with such removal, provision is made for a replacement trustee similar to that contemplated in Section 10.1.

     10.3 Successor Trustee. Any successor trustee appointed as provided under this agreement shall execute, acknowledge and deliver to NOI and Dreco and to its predecessor trustee an instrument accepting such appointment. Thereupon the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor under this agreement, with like effect as if originally named as trustee in this agreement. However, on the written request of NOI and Dreco or of the successor trustee, the trustee ceasing to act shall, upon payment of any amounts then due it pursuant to the provisions of this agreement, execute and deliver an instrument transferring to such successor trustee all the rights and powers of the trustee so ceasing to act. Upon the request of any such successor trustee, NOI, Dreco and such predecessor trustee shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers.

     10.4 Notice of Successor Trustee. Upon acceptance of appointment by a successor trustee as provided herein, NOI and Dreco shall cause to be mailed notice of the succession of such trustee hereunder to each Holder specified in a List. If NOI or Dreco shall fail to cause such notice to be mailed within 10 days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be mailed at the expense of NOI and Dreco.

                                   ARTICLE XI

                                 NOI SUCCESSORS

     11.1 Certain Requirements in Respect of Combination, Etc. NOI shall not enter into any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other Person or, in the case of a merger, of the continuing corporation resulting therefrom, but may do so if:

          (a) such other Person or continuing corporation (the "NOI Successor"), by operation of law, becomes, without more, bound by the terms and provisions of this agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction an agreement supplemental hereto and such other instruments (if any) as are satisfactory to the Trustee and in the opinion of legal counsel to the Trustee are necessary or advisable to evidence the assumption by the NOI Successor of liability for all moneys payable and property deliverable hereunder, the covenant of such NOI Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of NOI under this agreement; and

          (b) such transaction shall, to the satisfaction of the Trustee and in the opinion of legal counsel to the Trustee, be upon such terms which substantially preserve and do not impair in any material respect any of the rights, duties, powers and authorities of the Trustee or of the Holders hereunder.

     11.2  Vesting of Powers in Successor. Whenever the conditions of Section
11.1 hereof have been duly observed and performed, the Trustee, if required by
Section 11.1 hereof, the NOI Successor and Dreco shall execute and deliver the supplemental agreement provided for in Article XII hereof, and thereupon the NOI Successor shall possess and from time to time may exercise each and every right and power of NOI under this agreement in the name of NOI or otherwise and any act or proceeding by any provision of this agreement required to be done or performed by the board of directors of NOI or any officers of NOI may be done and performed with like force and effect by the directors or officers of such NOI Successor.

     11.3 Wholly-owned Subsidiaries. Nothing herein shall be construed as preventing the amalgamation or merger of any wholly-owned subsidiary of NOI with or into NOI or the winding-up, liquidation or dissolution of any wholly-owned subsidiary of NOI provided that all of the assets of such subsidiary are transferred to NOI or another wholly-owned subsidiary of NOI, and any such transactions are expressly permitted by this Article XI.

                                  ARTICLE XII

                     AMENDMENTS AND SUPPLEMENTAL AGREEMENTS

     12.1 Amendments, Modifications, Etc. Subject to Section 12.4, this agreement may not be amended, modified or waived except by an agreement in writing executed by Dreco, NOI and the Trustee and approved by the Holders in accordance with Section 10.1 of the Exchangeable Share Provisions. No amendment to or modification or waiver of any of the provisions of this agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto.

     12.2  Ministerial Amendments. Notwithstanding the provisions of Section
12.1 hereof, the parties to this agreement may in writing, at any time and from time to time, without the approval of the Holders, amend or modify this agreement for the purposes of:

          (a) adding to the covenants of any or all of the parties hereto for the protection of the Holders hereunder;

          (b) making such amendments or modifications not inconsistent with this agreement as may be necessary or desirable with respect to matters or questions which, in the opinion of the board of directors of each of NOI and Dreco and in the opinion of the Trustee and its counsel, having in mind the best interests of the Holders as a whole, it may be expedient to make, provided that such boards of directors and the Trustee and its counsel shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Holders as a whole; or

          (c) making such changes or corrections which, on the advice of counsel to Dreco, NOI and the Trustee, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error; provided that the Trustee and its counsel and the board of directors of each of Dreco and NOI shall be of the opinion that such changes or corrections will not be prejudicial to the interests of the Holders as a whole.

     12.3 Meeting to Consider Amendments. Dreco, at the request of NOI, shall call a meeting or meetings of the Holders for the purpose of considering any proposed amendment or modification requiring approval pursuant hereto. Any such meeting or meetings shall be called and held in accordance with the by-laws of Dreco, the Exchangeable Share Provisions and all applicable laws.

     12.4 Changes in Capital of NOI and Dreco. At all times after the occurrence of any event effected pursuant to Section 2.7 or Section 2.8 of the Support Agreement, as a result of which either NOI Common Stock or the Exchangeable Shares or both are in any way changed, this agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which NOI Common Stock or the Exchangeable Shares or both are so changed, and the parties hereto shall execute and deliver a supplemental agreement giving effect to and evidencing such necessary amendments and modifications.

     12.5 Execution of Supplemental Agreements. From time to time Dreco (when authorized by a resolution of its Board of Directors), NOI (when authorized by a resolution of its board of directors) and the Trustee may, subject to the provisions of these presents, and they shall, when so directed by these presents, execute and deliver by their proper officers, agreements or other instruments supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

          (a) evidencing the succession of any NOI Successors to NOI and the covenants of and obligations assumed by each such NOI Successor in accordance with the provisions of Article XI and the successor of any successor trustee in accordance with the provisions of Article X;

          (b) making any additions to, deletions from or alterations of the provisions of this agreement or the Voting Rights, the Exchange Put Right, the Exchange Right or the Automatic Exchange Rights which, in the opinion of the Trustee and its counsel, will not be prejudicial to the interests of the Holders as a whole or are in the opinion of counsel to the Trustee necessary or advisable in order to incorporate, reflect or comply with any legislation the provisions of which apply to NOI, Dreco, the Trustee or this agreement; and

          (c) for any other purposes not inconsistent with the provisions of this agreement, including without limitation to make or evidence any amendment or modification to this agreement as contemplated hereby, provided that, in the opinion of the Trustee and its counsel, the rights of the Trustee and the Holders as a whole will not be prejudiced thereby.

                                  ARTICLE XIII

                                  TERMINATION

     13.1 Term. The Trust created by this agreement shall continue until the earliest to occur of the following events:

          (a) no outstanding Exchangeable Shares are held by a Holder;

          (b) each of Dreco and NOI elects in writing to terminate the Trust and such termination is approved by the Holders of the Exchangeable Shares in accordance with Section 10.1 of the Exchangeable Share Provisions; and

          (c) 21 years after the death of the last survivor of the descendants of His Majesty King George VI of the United Kingdom of Great Britain and Northern Ireland living on the date of the creation of the Trust.

     13.2 Survival of Agreement. This agreement shall survive any termination of the Trust and shall continue until there are no Exchangeable Shares outstanding held by a Holder; provided, however, that the provisions of Articles VIII and IX hereof shall survive any such termination of this agreement.

                                  ARTICLE XIV

                                    GENERAL

     14.1 Severability. If any provision of this agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remainder of this agreement shall not in any way be affected or impaired thereby, and the agreement shall be carried out as nearly as possible in accordance with its original terms and conditions.

     14.2 Inurement. This agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns and to the benefit of the Holders.

     14.3 Notices to Parties. All notices and other communications between the parties hereunder shall be in writing and shall be deemed to have been given if delivered personally or by confirmed telecopy to the parties at the following addresses (or at such other address for such party as shall be specified in like notice):

          (a) if to NOI to: National-Oilwell, Inc., 5555 San Felipe, P.O. Box 4638 (77210), Houston, Texas 77210, Attention: President, Facsimile No. 713/960-5212, with required copies to Morgan, Lewis & Bockius LLP, 2000 One Logan Square, Philadelphia, PA 19103, Attention: David R. King, Esq., Facsimile No. 215/963-5299, and to Stikeman, Elliott, Suite 5300, P.O. Box 85, Commerce Court West, Toronto, Ontario, Canada M5L 1B9, Attention: Ian Douglas, Esq., Facsimile No. 416/947-0866.

          (b) if to Dreco to: Dreco Energy Services Ltd., #1340 Weber Centre, 5555 Calgary Trail South, Edmonton, Alberta, Canada T6H 5P9, Attention:
     President, Facsimile No. 403/438-8256, with required copies to Fulbright & Jaworski L.L.P., 1301 McKinney, Suite 5100, Houston, TX 77010, Attention:
     Robert F. Gray, Jr., Facsimile No. 713/651-5246, and to Blake, Cassels & Graydon, 3500 Bankers Hill East, 855-2nd Street S.W., Calgary, Alberta, Canada T2P 4J8, Attention: Patrick C. Finnerty, Esq., Facsimile No. 403/260-9700.

          (c) if to the Trustee to:

             Any notice or other communication given personally shall be deemed to have been given and received upon delivery thereof, and if given by telecopy shall be deemed to have been given and received on the date of receipt thereof unless such day is not a Business Day in which case it shall be deemed to have been given and received upon the immediately following Business Day.

     14.4 Notice to Holders. Any and all notices to be given and any documents to be sent to any Holders may be given or sent to the address of such Holder shown on the register of Holders of Exchangeable Shares in any manner permitted by the Exchangeable Share Provisions and shall be deemed to be received (if given or sent in such manner) at the time specified in such Exchangeable Share Provisions, the provisions of which Exchangeable Share Provisions shall apply mutatis mutandis to notices or documents as aforesaid sent to such Holders.

     14.5 Risk of Payments by Post. Whenever payments are to be made or documents are to be sent to any Holder by the Trustee, by Dreco or by NOI or by such Holder to the Trustee or to NOI or Dreco, the making of such payment or sending of such document sent through the post shall be at the risk of Dreco or NOI, in the case of payments made or documents sent by the Trustee or Dreco or NOI, and the Holder, in the case of payments made or documents sent by the Holder.

     14.6 Counterparts. This agreement may be executed in counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

     14.7 Jurisdiction. This agreement shall be construed and enforced in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

     14.8 Attornment. NOI agrees that any action or proceeding arising out of or relating to this agreement may be instituted in the courts of Alberta, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the jurisdiction of such courts in any such action or proceeding, agrees to be bound by any judgment of such courts and agrees not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction and hereby appoints Dreco at its registered office in the Province of Alberta as NOI's attorney for service of process.

     IN WITNESS WHEREOF, the parties hereby have caused this agreement to be duly executed as of the date first above written.

                                            NATIONAL-OILWELL, INC.

                                            By:
                                              ----------------------------------
                                              Joel V. Staff
                                              President

                                            DRECO ENERGY SERVICES LTD.

                                            By:
                                              ----------------------------------
                                              Robert L. Phillips
                                              President

                                                           TRUST COMPANY

                                            By:
                                              ----------------------------------
                                              [name]
                                              [title]

                                    ANNEX H

                                                         CORPORATE AND
                                                         INSTITUTIONAL
                                                         CLIENT GROUP

                                                         INVESTMENT BANKING
                                                         ONE HOUSTON CENTER
                                                         1221 MCKINNEY
                                                         SUITE 2700
[MERRILL LYNCH LOGO]                                     HOUSTON, TEXAS 77010

                                  May 13, 1997
Board of Directors
National-Oilwell, Inc.
5555 San Felipe
Houston, Texas 77056

Gentlemen:

     National-Oilwell, Inc. (the "Company") and Dreco Energy Services Ltd. ("Dreco") propose to enter into a combination agreement (the "Combination Agreement") and various ancillary agreements related thereto (collectively, the "Agreements"), pursuant to which Dreco will combine with the Company (the "Combination"), and holders of Dreco common stock, no par value per share ("Dreco Common Stock") will become entitled to receive either (i) shares of the Company common stock, par value $.01 per share ("Company Common Stock"), or (ii) shares of Dreco capital stock exchangeable into shares of Company Common Stock in accordance with the terms of such exchangeable shares (the "Exchangeable Shares"), in each case in amounts equal to the Exchange Ratio (as set forth in the Combination Agreement).

     You have asked us whether, in our opinion, the Exchange Ratio proposed to be paid by the Company in the Combination is fair to the Company from a financial point of view.

     In arriving at the opinion set forth below, we have, among other things:

     1) Reviewed certain publicly available business and financial information relating to the Company and Dreco, which we deemed to be relevant;

     2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company and Dreco furnished to us by the Company's and Dreco's managements, as well as the amount and timing of the cost savings and related expenses and synergies expected to result from the Combination furnished to us by the management of the Company (the "Expected Synergies");

     3) Conducted discussions with members of senior management and representatives of the Company and Dreco concerning their respective businesses and prospects before and after giving effect to the Combination;

     4) Reviewed the historical market prices and valuation multiples for the Company Common Stock and Dreco Common Stock and compared them with those of certain publicly traded companies which we deemed to be relevant;

     5) Reviewed the results of operations of the Company and Dreco and compared them with those of certain companies which we deemed to be relevant;

     6) Compared the proposed financial terms of the Combination with the financial terms of certain other transactions which we deemed to be relevant;

     7) Reviewed the potential pro forma impact of the Combination on the capitalization, earnings and cash flow of the Company;

     8) Reviewed drafts dated May 12, 1997 of the Agreements; and

     9) Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary.

     In preparing our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was supplied or otherwise made available to us by Dreco and the Company, or otherwise reviewed by us, and we have not assumed any responsibility or liability therefor. We have not conducted any valuation or appraisal of any assets or liabilities of Dreco or the Company, nor have any such valuations or appraisals been provided to us. In addition, we have not made any physical inspections of the properties or assets of Dreco or the Company in connection with this engagement. With respect to the financial forecasts furnished by Dreco and the Company we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by Dreco's and the Company's managements, respectively, as to the expected future prospects of Dreco and the Company to which such forecasts relate. We have further assumed that the estimates of Expected Synergies furnished to us by management of the Company have been reasonably prepared and reflect the best currently available estimates and judgments of the Company's management. We have also assumed that the Combination will constitute a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended, and qualify for accounting treatment as a pooling of interests.

     Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We are not expressing any opinion herein as to the price at which the Company's Common Stock will trade following the announcement or consummation of the Combination.

     We have acted as financial advisor to the Company with respect to the Combination and will receive a fee from the Company for our services, a significant portion of which is contingent upon the consummation of the Combination. We have, in the past, provided financing services to the Company and financial advisory services to one of its principal stockholders, and may continue to do so, and have received, and may receive, fees for such services. In particular, we acted as the lead managing underwriter in the Company's initial public offering of shares of common stock in October 1996. In connection with that offering, we made certain investigations of the Company and became generally familiar with its business at such time. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. In the ordinary course of our business, we or our affiliates may actively trade the equity and debt securities of the Company and Dreco (including the Company Common Stock and the Dreco Common Stock) for our or our affiliates' own account and for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

     This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Combination. This opinion does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Combination. Except as provided below, this opinion may not be reproduced, summarized, described or referred to without Merrill Lynch's prior written consent. If this opinion is included in the proxy statement to be mailed to the stockholders of the Company in connection with the Combination, such opinion will be reproduced in such proxy statement in full, and any description of or reference to Merrill Lynch or summary of the opinion in such proxy statement will be in a form reasonably acceptable to Merrill Lynch and its counsel.

     On the basis of, and subject to the foregoing, we are of the opinion that the Exchange Ratio proposed to be paid by the Company in the Combination is fair to the Company from a financial point of view.

                                         Very truly yours,

                                         MERRILL LYNCH, PIERCE, FENNER & SMITH
                                                    INCORPORATED

                                         By /s/  WILLIAM C. MONTGOMERY
                                            --------------------------------
                                              William C. Montgomery
                                              Director
                                              Investment Banking Group

                                    ANNEX I

CREDIT    FIRST   CREDIT SUISSE FIRST BOSTON CORPORATION 3030 Texas
SUISSE    BOSTON  Commerce Tower      Telephone 713 220-6700 Houston,
                  TX 77002-3003


August 21, 1997


Board of Directors
Dreco Energy Services Ltd.
1340 Weber Center
5555 Calgary Trail
Edmonton, Alberta T6H 5P9

Members of the Board:


You have asked us to advise you with respect to the fairness to the stockholders of Dreco Energy Services Ltd. ("Dreco") from a financial point of view of the Exchange Ratio (as defined below) provided for in the Combination Agreement, dated as of May 14, 1997, as amended (the "Combination Agreement"), between Dreco and National-Oilwell, Inc. ("National-Oilwell). The Combination Agreement provides for, among other things, the combination of Dreco and National-Oilwell in a series of transactions (collectively, the "Combination") in which each outstanding share of the common stock, no par value per share, of Dreco will be converted into the right to receive 1.2 shares of a newly-created class of exchangeable stock of Dreco with the terms set forth in the Combination Agreement and the exhibits thereto (the "Exchangeable Shares"), subject to adjustment as set forth in the Combination Agreement (the "Exchange Ratio"). The Combination Agreement specifies that if the Pre-Closing Average Price (as defined in the Combination Agreement) is less than $33.00, and National-Oilwell elects not to adjust the Exchange Ratio as provided in the Combination Agreement, Dreco will have the right to terminate the Combination Agreement. Pursuant to the Voting and Exchange Trust Agreement to be entered into in connection with the Combination (the "Voting Trust Agreement"), the holder of each Exchangeable Share will have the same vote as a holder of one share of National-Oilwell Common Stock. You have told us that the Combination will be accorded pooling-of-interests accounting treatment and will qualify as a tax-free reorganization pursuant to Section 368(a)(1) of the Internal Revenue Code of 1986, as amended, and Section 86 of the Income Tax Act (Canada).


In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to National-Oilwell and Dreco, as well as the Combination Agreement, the Voting Trust Agreement and the related support agreement and the related Plan of Arrangement and the appendices thereto. We have also reviewed certain other information relating to National-Oilwell and Dreco, including financial forecasts, provided to us by National-Oilwell and Dreco, and have met with the managements of National-Oilwell and Dreco to discuss the businesses and prospects of National-Oilwell and Dreco.

We have also considered certain financial and stock market data of National-Oilwell and Dreco, and we have compared that data with similar data for other publicly held companies in businesses similar to National-Oilwell and Dreco, and we have considered the financial terms of certain other business combinations and other transactions which have recently been effected or are currently pending. We have also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of National-Oilwell and Dreco as to the future financial performance of National-Oilwell and Dreco. In addition, we have not made an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of National-Oilwell or Dreco, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon information available to us, and financial, economic, market and other conditions as they exist and can

Board of Directors                                                        Page 2
Dreco Energy Services Ltd.

August 21, 1997


be evaluated on the date hereof. We are not expressing any opinion as to (i) what the value of the National-Oilwell Common Stock actually will be for purposes of any election by a stockholder of Dreco or when the National-Oilwell Common Stock is issued to Dreco's stockholders at the election of National-Oilwell, (ii) the prices at which the National-Oilwell Common Stock will trade subsequent to the Combination or (iii) the cash amount or other consideration to be received by Dreco's stockholders upon an exchange of Exchangeable Shares. We were not requested to, and did not, solicit or consider third party indications of interest in acquiring all or any part of Dreco.

We have acted as financial advisor to the Special Committee of the Board of Directors of Dreco in connection with the Combination and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Combination. In the ordinary course of its business, Credit Suisse First Boston and its affiliates may actively trade the debt and equity securities of both National-Oilwell and Dreco for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this letter is for the information of the Board of Directors of Dreco in connection with its evaluation of the Combination, does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to any matter relating to the Combination, and is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without Credit Suisse First Boston's prior written consent.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to the stockholders of Dreco from a financial point of view.

Very truly yours,

CREDIT SUISSE FIRST BOSTON CORPORATION

                                    ANNEX J

                                    ANNEX J

                            SECTION 184 OF THE ABCA

     PURSUANT TO THE INTERIM ORDER, DRECO SHAREHOLDERS AND DRECO OPTIONHOLDERS HAVE THE RIGHT TO DISSENT IN RESPECT OF THE ARRANGEMENT. SUCH RIGHT OF DISSENT IS DESCRIBED IN THE JOINT PROXY STATEMENT/PROSPECTUS. THE FULL TEXT OF SECTION 184 OF THE ABCA IS SET FORTH BELOW. NOTE THAT CERTAIN PROVISIONS OF SUCH SECTION HAVE BEEN MODIFIED BY THE INTERIM ORDER ATTACHED TO THE JOINT PROXY STATEMENT/PROSPECTUS AS ANNEX C. IN PARTICULAR, THE WRITTEN OBJECTION REQUIRED TO BE PROVIDED BY A DISSENTING SECURITYHOLDER TO DRECO MUST BE RECEIVED BY THE SECRETARY OF DRECO AT DRECO ENERGY SERVICES LTD., EDMONTON, ALBERTA, CANADA T6H 5P9 OR BY THE CHAIRMAN OF THE DRECO MEETING AT OR BEFORE THE COMMENCEMENT OF THE DRECO MEETING IN ORDER TO BE EFFECTIVE, AND THE DRECO SHAREHOLDER OR OPTIONHOLDER SHALL NOT HAVE VOTED, IN PERSON OR BY PROXY, IN FAVOUR OF THE SPECIAL RESOLUTION APPROVING THE ARRANGEMENT.

     1. Subject to sections 185 and 234, a holder of shares of any class of a corporation may dissent if the corporation resolves to:

          (a) amend its articles under section 167 or 168 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class;

          (b) amend its articles under section 167 to add, change or remove any restrictions on the business or businesses that the corporation may carry on;

          (c) amalgamate with another corporation, otherwise than under section 178 or 180.1;

          (d) be continued under the laws of another jurisdiction under section 182; or

          (e) sell, lease or exchange all or substantially all its property under section 183.

     2. A holder of shares of any class or series of shares entitled to vote under section 170, other than section 170(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

     3. In addition to any other right he may have, but subject to subsection
(20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by him in respect of which he dissents, determined as of the close of business on the last business day before the day on which the resolution from which he dissents was adopted.

     4. A dissenting shareholder may only claim under this section with respect to all the shares of a class held by him or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

     5. A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2):

          (a) at or before any meeting of shareholder at which the resolution is to be voted on; or

          (b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of his right to dissent, within a reasonable time after he learns that the resolution was adopted and of his right to dissent.

     6. An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2):

          (a) by the corporation; or

          (b) by a shareholder if he has sent an objection to the corporation under subsection (5);

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

     7. If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay him an amount considered by the directors to be the fair value of the shares.

     8. Unless the Court otherwise orders, an offer referred to in subsection
(7) shall be sent to each dissenting shareholder:

          (a) at least 10 days before the date on which the application is returnable, if the corporation is the applicant; or

          (b) within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

     9. Every offer made under subsection (7) shall;

          (a) be made on the same terms; and

          (b) contain or be accompanied by a statement showing how the fair value was determined.

     10. A dissenting shareholder may make an agreement with the corporation for the purchase of his shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

     11. A dissenting shareholder

          (a) is not required to give security for costs in respect of an application under subsection (6); and

          (b) except in special circumstances shall not be required to pay the costs of the application or appraisal.

     12. In connection with an application under subsection (6), the Court may give directions for;

          (a) joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation;

          (b) the trial of issues and interlocutory matters, including pleadings and examinations for discovery;

          (c) the payment to the shareholder of all or part of the sum offered by the corporation for the shares;

          (d) the deposit of the share certificates with the Court or with the corporation or its transfer agent;

          (e) the appointment and payment of independent appraisers, and the procedures to be followed by them;

          (f) the service of documents; and

          (g) the burden of proof on the parties.

     13. On an application under subsection (6), the Court shall make an order;

          (a) fixing the fair value of the shares in accordance with subsection
     (3) of all dissenting shareholders who are parties to the application;

          (b) giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders; and

          (c) fixing the time within which the corporation must pay that amount to a shareholder.

     14. On:

          (a) the action approved by the resolution from which the shareholder dissents becoming effective;

          (b) the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for his shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise; or

          (c) the pronouncement of an order under subsection (13);

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of his shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

     15. Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

     16. Until one of the events mentioned in subsection (14) occurs;

          (a) the shareholder may withdraw his dissent, or (b) the corporation may rescind the resolution, and in either event proceedings under this section shall be discontinued.

     17. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection
(14) until the date of payment.

     18. If subsection (20) applies, the corporation shall, within 10 days after:

          (a) the pronouncement of an order under subsection (13); or

          (b) the making of an agreement between the shareholder and the corporation as to the payment to be made for his shares;

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

     19. Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if section (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw his notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to his full rights as a shareholder, fairing which he retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

     20. A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that:

          (a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or

          (b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the DGCL authorizes, inter alia, a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that such person is or was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A Delaware corporation may indemnify past or present officers and directors of such corporation or of another corporation or other enterprise at the former corporation's request, in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in defense of any action referred to above, or in defense of any claim, issue or matter therein, the corporation must indemnify him against the expenses (including attorney's fees) which he actually and reasonably incurred in connection therewith. Section 145 further provides that any indemnification shall be made by the corporation only as authorized in each specific case upon a determination by the (i) stockholders, (ii) board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding or (iii) independent counsel if a quorum of disinterested directors so directs. Section 145 provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

     Section 145 of the DGCL also empowers the Company to purchase and maintain insurance on behalf of any person who is or was an officer or director of the Company against liability asserted against or incurred by him in any such capacity, whether or not the Company would have the power to indemnify such officer or director against such liability under the provisions of Section 145. The Company maintains a directors' and officers' liability policy for such purposes.

     Article Sixth, Part II, Section 1 of the Company's Amended and Restated Certificate of Incorporation and Article VI of the Company's Bylaws each provide that directors, officers, employees and agents shall be indemnified to the fullest extent permitted by Section 145 of the DGCL.

ITEM 21. EXHIBITS

  (a) Exhibits

     The following is a list of exhibits filed as part of this registration statement. Where so indicated by footnote, exhibits which were previously filed are incorporated by reference. For exhibits incorporated by reference, the location of the exhibit in the previous filing is indicated parenthetically, together with a reference to the filing indicated by footnote.

        EXHIBIT
         NUMBER                                       DESCRIPTION
        -------                                       -----------
          1.1            --   Form of Purchase Agreement (Exhibit 1.1)(1)
          2.1            --   Combination Agreement, dated as of May 14, 1997, as amended, between National-Oilwell, Inc. and Dreco Energy Services
                              Ltd. (included as Annex B to the Joint Proxy
                              Statement/Prospectus)

           EXHIBIT
           NUMBER                                            DESCRIPTION
           -------        ---------------------------------------------------------------------------------------
              2.2      -- Plan of Arrangement and Exchangeable Share Provisions (included as Annex E to the Joint
                          Proxy Statement/Prospectus)
              2.3      -- Purchase Agreement by and among Oilwell, Inc., National Supply Company, Inc., USX
                          Corporation, Armco Inc. and the Company dated September 22, 1995, as amended (Exhibit
                          2.1)(1)
              3.1      -- Proposed Amended and Restated Certificate of Incorporation of National-Oilwell, Inc.
                          (included as Annex D to the Joint Proxy Statement/Prospectus)
              3.2      -- Bylaws of National-Oilwell, Inc. (Exhibit 3.2)(1)
              4.1      -- Specimen Common Stock certificate (Exhibit 4.1)(1)
              5.1+     -- Opinion of Morgan, Lewis & Bockius LLP regarding legality of securities
              5.2+     -- Opinion of Stikeman, Elliott regarding legality of exchange put rights and certain other National-Oilwell obligations
              8.1+     -- Opinion of Fulbright & Jaworski L.L.P. regarding certain tax matters
              8.2+     -- Opinion of Blake, Cassels & Graydon regarding certain tax matters
              9.1      -- Form of Voting and Exchange Trust Agreement by and between National-Oilwell, Inc.,
                          Dreco Energy Services Ltd. and Montreal Trust Company of Canada (included as Annex G to the Joint Proxy Statement/ Prospectus)
             10.1      -- Employment Agreement dated as of January 16, 1996 between Joel V. Staff and the Company
                          (Exhibit 10.1)(1)*
             10.2      -- Employment Agreement dated as of January 16, 1996 between C. R. Bearden and the
                          Company, with similar agreements with Lynn L. Leigh, Jerry N. Gauche, Paul M. Nation,
                          James J. Fasnacht and Steven W. Krablin, and a similar agreement dated as of February
                          5, 1996 between Merrill A. Miller, Jr. and the Company (Exhibit 10.2)(1)*
             10.3      -- Stockholders Agreement among the Company and its stockholders dated as of January 16,
                          1996 (Exhibit 10.3)(1)
             10.4      -- Waiver and First Amendment to Stockholders Agreement dated as of July 24, 1996 (Exhibit
                          10.4)(1).
             10.5      -- Employee Incentive Plan (Exhibit 10.5)(1)*
             10.6      -- Amended and Restated Stock Award and Long-Term Stock Incentive Plan (Exhibit 10.6)(2)*
             10.7      -- Value Appreciation and Incentive Plan A (Exhibit 10.8)(1)*
             10.8      -- Value Appreciation and Incentive Plan B (Exhibit 10.9)(1)*
             10.9      -- Restricted Stock Agreement between the Company and Joel V. Staff, with similar agreements with Jerry N. Gauche, Steven W. Krablin, Merrill A. Miller, Jr., James J.
                          Fasnacht and Paul M. Nation (Exhibit 10.10)(1)*
             10.10     -- Supplemental Savings Plan (Exhibit 10.12)(1)*
             10.11     -- Amended and Restated Credit Agreement dated October 23, 1996 (Exhibit 10.13)(1)
             10.12     -- Deferred Fee Agreement (Exhibit 10.14)(1)
             10.13     -- First Amendment to Value Appreciation and Incentive Plan A (Exhibit 10.15)(1)*
             10.14     -- First Amendment to Value Appreciation and Incentive Plan B (Exhibit 10.16)(1)*

            EXHIBIT
            NUMBER                                               DESCRIPTION
            -------                                              -----------
             10.15          --  Second Amendment to Stockholders Agreement dated as of October 18, 1996 (Exhibit
                                10.17)(1)
             10.16          --  Stockholder Agreement dated May 14, 1997 of DPI Oil Service Partners Limited
                                Partnership and DPI Partners II (Exhibit 99.2)(3)
             10.17          --  Stockholder Agreement dated May 14, 1997 of First Reserve Fund V, Limited Partnership,
                                First Reserve Fund V-2, Limited Partnership and First Reserve Fund VI, Limited
                                Partnership (Exhibit 99.3)(3)
             10.18          --  Stockholder Agreement dated May 14, 1997 of Frederick W. Pheasey (Exhibit 99.4)(3)
             10.19          --  Stockholder Agreement dated May 14, 1997 of Robert L. Phillips (Exhibit 99.5)(3)
             10.20          --  Form of Support Agreement by and between National-Oilwell, Inc. and Dreco Energy
                                Services Ltd. (included as Annex F to the Joint Proxy Statement/ Prospectus)
             21.1           --  Subsidiaries of the Company (Exhibit 21.1)(1)
             23.1+          --  Consent of Ernst & Young LLP
             23.2+          --  Consent of Coopers & Lybrand
             23.3+          --  Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1 hereto)
             23.4+          --  Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 8.1 hereto)
             23.5+          --  Consent of Blake, Cassels & Graydon (included in Exhibit 8.2 hereto)
             23.6           --  Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated
             23.7           --  Consent of Credit Suisse First Boston Corporation
             23.8+          --  Consent of Frederick W. Pheasey
             23.9+          --  Consent of Robert L. Phillips
             23.10+         --  Consent of C. R. Bearden
             23.11+         --  Consent of Edward C. Grimes
             23.12+         --  Consent of Deloitte & Touche
             24.1+          --  Powers of Attorney
             99.1           --  Proxy Card for National-Oilwell, Inc.
             99.2+          --  Proxy Cards for Dreco Energy Services Ltd.


---------------

 *  Compensatory plan or arrangement for management or others.

 +  Previously filed.

(1) Filed as an Exhibit to Registration Statement No. 333-11051 on Form S-1 filed with the Securities and Exchange Commission on August 29, 1996.

(2) Filed as an Exhibit to the National-Oilwell, Inc. Proxy Statement for the Annual Meeting of Stockholders on May 14, 1997, filed with the Securities and Exchange Commission on April 14, 1997.

(3) Filed as an Exhibit to the National-Oilwell, Inc. Form 8-K filed with the Securities and Exchange Commission on May 21, 1997.

  (b) Consolidated Financial Statement Schedules.

     All schedules are omitted because they are not applicable or the required information has been provided in the consolidated financial statements or the notes thereto.

ITEM 22. UNDERTAKINGS

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes:

          (1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          (2) That every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of
     Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on August 21, 1997.


                                          NATIONAL-OILWELL, INC.

                                          By:     /s/ STEVEN W. KRABLIN
                                            ------------------------------------
                                                     Steven W. Krablin
                                             Vice President and Chief Financial
                                                           Officer


     Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to Registration Statement has been signed below by the following persons in the capacity and on the date indicated.



                      SIGNATURE                                      TITLE                      DATE
                      ---------                                      -----                      ----
                    JOEL V. STAFF*                     Chairman, President and Chief
-----------------------------------------------------    Executive (Principal Executive
                    Joel V. Staff                        Officer)

                /s/ STEVEN W. KRABLIN                  Vice President and Chief Financial  August 21, 1997
-----------------------------------------------------    Officer (Principal Financial and
                  Steven W. Krablin                      Accounting Officer)

                   HOWARD I. BULL*                     Director
-----------------------------------------------------
                   Howard I. Bull

                 JAMES C. COMIS III*                   Director
-----------------------------------------------------
                 James C. Comis III

                  JAMES T. DRESHER*                    Director
-----------------------------------------------------
                  James T. Dresher

                 W. MCCOMB DUNWOODY*                   Director
-----------------------------------------------------
                 W. McComb Dunwoody

                 WILLIAM E. MACAULAY*                  Director
-----------------------------------------------------
                 William E. Macaulay

                 BRUCE M. ROTHSTEIN*                   Director
-----------------------------------------------------
                 Bruce M. Rothstein

             *By: /s/ STEVEN W. KRABLIN                                                    August 21, 1997
  ------------------------------------------------
                 Steven W. Krablin,
                  Attorney-in-Fact

                                 EXHIBIT INDEX


        EXHIBIT
         NUMBER                                       DESCRIPTION
        -------                                       -----------
          1.1            --   Form of Purchase Agreement (Exhibit 1.1)(1)
          2.1            --   Combination Agreement, dated as of May 14, 1997, as amended, between National-Oilwell, Inc. and Dreco Energy Services
                              Ltd. (included as Annex B to the Joint Proxy
                              Statement/Prospectus)
          2.2            --   Plan of Arrangement and Exchangeable Share Provisions
                              (included as Annex E to the Joint Proxy
                              Statement/Prospectus)
          2.3            --   Purchase Agreement by and among Oilwell, Inc., National
                              Supply Company, Inc., USX Corporation, Armco Inc. and the
                              Company dated September 22, 1995, as amended (Exhibit
                              2.1)(1)
          3.1            --   Proposed Amended and Restated Certificate of Incorporation
                              of National-Oilwell, Inc. (included as Annex D to the Joint
                              Proxy Statement/Prospectus)
          3.2            --   Bylaws of National-Oilwell, Inc. (Exhibit 3.2)(1)
          4.1            --   Specimen Common Stock certificate (Exhibit 4.1)(1)
          5.1+           --   Opinion of Morgan, Lewis & Bockius LLP regarding legality of securities
          5.2+           --   Opinion of Stikeman, Elliott regarding legality of exchange put right and certain other National-Oilwell obligations
          8.1+           --   Opinion of Fulbright & Jaworski L.L.P. regarding certain tax matters
          8.2+           --   Opinion of Blake, Cassels & Graydon regarding certain tax
                              matters
          9.1            --   Form of Voting and Exchange Trust Agreement by and between
                              National-Oilwell, Inc., Dreco Energy Services Ltd. and
                              Montreal Trust Company of Canada (included as Annex G to the
                              Joint Proxy Statement/Prospectus)
         10.1            --   Employment Agreement dated as of January 16, 1996 between
                              Joel V. Staff and the Company (Exhibit 10.1)(1)*
         10.2            --   Employment Agreement dated as of January 16, 1996 between C.
                              R. Bearden and the Company, with similar agreements with
                              Lynn L. Leigh, Jerry N. Gauche, Paul M. Nation, James J.
                              Fasnacht and Steven W. Krablin, and a similar agreement
                              dated as of February 5, 1996 between Merrill A. Miller, Jr.
                              and the Company (Exhibit 10.2)(1)*
         10.3            --   Stockholders Agreement among the Company and its
                              stockholders dated as of January 16, 1996 (Exhibit 10.3)(1)
         10.4            --   Waiver and First Amendment to Stockholders Agreement dated as of July 24, 1996 (Exhibit 10.4)(1).
         10.5            --   Employee Incentive Plan (Exhibit 10.5)(1)*
         10.6            --   Amended and Restated Stock Award and Long-Term Stock
                              Incentive Plan (Exhibit 10.6)(2)*
         10.7            --   Value Appreciation and Incentive Plan A (Exhibit 10.8)(1)*
         10.8            --   Value Appreciation and Incentive Plan B (Exhibit 10.9)(1)*
         10.9            --   Restricted Stock Agreement between the Company and Joel V.
                              Staff, with similar agreements with Jerry N. Gauche, Steven
                              W. Krablin, Merrill A. Miller, Jr., James J. Fasnacht and
                              Paul M. Nation (Exhibit 10.10)(1)*
         10.10           --   Supplemental Savings Plan (Exhibit 10.12)(1)*
         10.11           --   Amended and Restated Credit Agreement dated October 23, 1996
                              (Exhibit 10.13)(1)
         10.12           --   Deferred Fee Agreement (Exhibit 10.14)(1)

        EXHIBIT
         NUMBER                                       DESCRIPTION
        -------                                       -----------
         10.13           --   First Amendment to Value Appreciation and Incentive Plan A
                              (Exhibit 10.15)(1)*
         10.14           --   First Amendment to Value Appreciation and Incentive Plan B
                              (Exhibit 10.16)(1)*
         10.15           --   Second Amendment to Stockholders Agreement dated as of
                              October 18, 1996 (Exhibit 10.17)(1)
         10.16           --   Stockholder Agreement dated May 14, 1997 of DPI Oil Service
                              Partners Limited Partnership and DPI Partners II (Exhibit
                              99.2)(3)
         10.17           --   Stockholder Agreement dated May 14, 1997 of First Reserve
                              Fund V, Limited Partnership, First Reserve Fund V-2, Limited
                              Partnership and First Reserve Fund VI, Limited Partnership
                              (Exhibit 99.3)(3)
         10.18           --   Stockholder Agreement dated May 14, 1997 of Frederick W.
                              Pheasey (Exhibit 99.4)(3)
         10.19           --   Stockholder Agreement dated May 14, 1997 of Robert L.
                              Phillips (Exhibit 99.5)(3)
         10.20           --   Form of Support Agreement by and between National-Oilwell,
                              Inc.
                              and Dreco Energy Services Ltd. (included as Annex F to the
                              Joint Proxy Statement/Prospectus)
         21.1            --   Subsidiaries of the Company (Exhibit 21.1)(1)
         23.1+           --   Consent of Ernst & Young LLP
         23.2+           --   Consent of Coopers & Lybrand
         23.3+           --   Consent of Morgan, Lewis & Bockius LLP (included in Exhibit
                              5.1 hereto)
         23.4+           --   Consent of Fulbright & Jaworski L.L.P. (included in Exhibit
                              8.1 hereto)
         23.5+           --   Consent of Blake, Cassels & Graydon (included in Exhibit 8.2 hereto)
         23.6            --   Consent of Merrill Lynch, Pierce, Fenner & Smith
                              Incorporated
         23.7            --   Consent of Credit Suisse First Boston Corporation
         23.8+           --   Consent of Frederick W. Pheasey
         23.9+           --   Consent of Robert L. Phillips
         23.10+          --   Consent of C. R. Bearden
         23.11+          --   Consent of Edward C. Grimes
         23.12+          --   Consent of Deloitte & Touche
         24.1+           --   Powers of Attorney
         99.1            --   Proxy Card for National-Oilwell, Inc.
         99.2+           --   Proxy Cards for Dreco Energy Services Ltd.


---------------

 *  Compensatory plan or arrangement for management or others.

 +  Previously filed.

(1) Filed as an Exhibit to Registration Statement No. 333-11051 on Form S-1 filed with the Securities and Exchange Commission on August 29, 1996.

(2) Filed as an Exhibit to the National-Oilwell, Inc. Proxy Statement for the Annual Meeting of Stockholders on May 14, 1997, filed with the Securities and Exchange Commission on April 14, 1997.

(3) Filed as an Exhibit to the National-Oilwell, Inc. Form 8-K filed with the Securities and Exchange Commission on May 21, 1997.